Form 10-K, Exhibit 13
period 1994-01-01
THERMO INSTRUMENT SYSTEMS INC
filed 1994-03-08
CIK 795986

Exhibit 13













                         Thermo Instrument Systems Inc.

                           1993 Financial Statements

































PAGE

Thermo Instrument Systems Inc.

Consolidated Statement of Income

(In thousands except
per share amounts)                       1993           1992           1991
- ------------------------------------------------------------------------------
Revenues:
 Instruments                            $529,014       $368,289       $282,911
 Services                                 55,162         54,910         55,836
                                        --------       --------       --------
                                         584,176        423,199        338,747
                                        --------       --------       --------
Costs and Expenses:
 Cost of instrument revenues             269,318        187,543        148,419
 Cost of service revenues                 42,714         44,136         47,101
 Selling, general and
  administrative expenses (Note 7)       148,150        106,147         79,539
 Research and development expenses        34,510         26,138         16,318
                                        --------       --------       --------
                                         494,692        363,964        291,377
                                        --------       --------       --------
Operating Income                          89,484         59,235         47,370

Interest Income                            3,644          6,994          4,918
Interest Expense (includes $4,327,
 $1,415, and $807 related to notes
 to parent company)                      (14,384)       (11,389)        (7,590)
Gain on Sale of Investments                    -          2,072              -
Other Income (Expense), Net                  129            253         (1,125)
                                        --------       --------       --------
Income Before Provision
 for Income Taxes                         78,873         57,165         43,573
Provision for Income Taxes (Note 5)       34,109         24,035         18,736
                                        --------       --------       --------
Net Income                              $ 44,764       $ 33,130       $ 24,837
                                        ========       ========       ========
Earnings per Share:
 Primary                                $   1.00       $   0.77       $   0.61
                                        ========       ========       ========
 Fully diluted                          $   0.94       $   0.74       $   0.58
                                        ========       ========       ========
Weighted Average Shares:
 Primary                                  44,910         43,261         40,630
                                        ========       ========       ========
 Fully diluted                            51,865         50,202         44,808
                                        ========       ========       ========

The accompanying notes are an integral part of these consolidated financial statements.





                                          2PAGE

Thermo Instrument Systems Inc.

Consolidated Balance Sheet

(In thousands)                                         1993           1992
- ------------------------------------------------------------------------------
Assets
Current Assets:
 Cash and cash equivalents                             $177,442       $ 25,939
 Short-term investments, at cost (quoted market
  value of $9,138 and $6,483) (Note 7)                    6,145          6,085
 Accounts receivable, less allowances
  of $8,456 and $7,276                                  129,184        100,693
 Unbilled contract costs and fees                         6,907          4,774
 Inventories                                             97,552         97,957
 Prepaid expenses                                         5,131          4,436
 Prepaid income taxes (Note 5)                           24,212         34,574
                                                       --------       --------
                                                        446,573        274,458
                                                       --------       --------

Property, Plant and Equipment, at Cost, Net             121,287        119,113
                                                       --------       --------
Patents and Other Assets                                 27,820         31,593
                                                       --------       --------
Cost in Excess of Net Assets of Acquired
 Companies (Note 2)                                     295,461        261,261
                                                       --------       --------
                                                       $891,141       $686,425
                                                       ========       ========

The accompanying notes are an integral part of these consolidated financial statements.




















                                          3PAGE

Thermo Instrument Systems Inc.

(In thousands except share amounts)                    1993           1992
- ------------------------------------------------------------------------------
Liabilities and Shareholders' Investment
Current Liabilities:
 Notes payable                                         $ 37,516       $ 14,037
 Accounts payable                                        29,658         25,575
 Accrued payroll and employee benefits                   22,737         21,187
 Accrued income taxes (Note 5)                           18,653          4,091
 Customer deposits                                        9,699          9,319
 Accrued installation and warranty expenses              14,111         10,932
 Other accrued expenses (Note 2)                         70,079         86,913
 Due to parent company (Note 7)                           6,067         33,992
                                                       --------       --------
                                                        208,520        206,046
                                                       --------       --------
Deferred Income Taxes (Note 5)                           19,542         22,566
                                                       --------       --------
Other Deferred Items                                     18,863         14,998
                                                       --------       --------
Long-term Obligations (Note 8):
 Senior obligations, including
  $140,000 due to parent company in 1993                210,000              -
 Subordinated obligations, including $2,734
  and $3,434 due to parent company                       52,303         89,674
 Other, including $48,000 due to
  parent company in 1992                                 23,858         80,418
                                                       --------       --------
                                                        286,161        170,092
                                                       --------       --------
Commitments and Contingencies (Note 6)

Shareholders' Investment (Notes 3 and 9):
 Common stock, $.10 par value, 125,000,000 shares
  authorized; 47,078,660 and
  29,743,721 shares issued                                4,708          2,974
 Capital in excess of par value                         219,703        182,588
 Retained earnings                                      152,364        106,357
                                                       --------       --------
                                                        376,775        291,919
 Treasury stock at cost, 867,087
  and 646,998 shares                                    (15,850)       (17,127)
 Cumulative translation adjustment                       (2,870)        (2,069)
                                                       --------       --------
                                                        358,055        272,723
                                                       --------       --------
                                                       $891,141       $686,425
                                                       ========       ========

The accompanying notes are an integral part of these consolidated financial statements.



                                          4PAGE

Thermo Instrument Systems Inc.

Consolidated Statement of Cash Flows

(In thousands)                           1993           1992           1991
- ------------------------------------------------------------------------------
Operating Activities:
 Net income                            $  44,764      $  33,130      $  24,837
 Adjustments to reconcile net
  income to net cash provided
  by operating activities:
    Depreciation and amortization         20,719         13,680         10,030
    Gain on sale of investments                -         (2,072)             -
    Provision for losses on
     accounts receivable                     970            666          1,156
    Increase (decrease) in
     deferred income taxes                  (497)         7,485            387
    Other noncash expenses                 3,507          2,258          1,448
    Changes in current accounts,
     excluding the effects of
     acquisitions:
      Accounts receivable                (27,716)         2,814         (7,071)
      Inventories                          6,916         (5,219)         3,865
      Other current assets                 7,482          2,343          2,303
      Accounts payable                   (11,143)        (9,429)         2,893
      Other current liabilities            7,530         (7,304)        (6,348)
    Other                                    132           (397)           228
                                       ---------      ---------      ---------
      Net cash provided by
       operating activities               52,664         37,955         33,728
Investing Activities:                  ---------      ---------      ---------
 Acquisitions, net of cash
  acquired (Note 2)                     (102,048)      (205,488)             -
 Sale of Nicolet Biomedical
  (Note 2)                                67,900              -              -
 (Increase) decrease in
  short-term investments                     (60)        64,289        (68,302)
 Purchases of property, plant
  and equipment                           (9,063)        (6,538)        (6,273)
 Other                                     4,990         (2,513)         1,754
                                       ---------      ---------      ---------
      Net cash used in
       investing activities              (38,281)      (150,250)       (72,821)
Financing Activities:                  ---------      ---------      ---------
 Proceeds from issuance of
  long-term obligations                   68,727              -         86,624
 Proceeds from issuance of
  obligations to parent
  company (Notes 7 and 8)                229,000         94,913         15,000
 Repayment and repurchase
  of long-term obligations                (4,482)       (11,189)        (2,798)
 Repayment of obligations
  to parent company                     (157,485)       (18,786)             -
 Proceeds from issuance
  of Company common stock                  2,678          4,432          2,017
 Purchases of Company common stock          (836)       (16,898)          (191)
                                       ---------      ---------      ---------
      Net cash provided by
       financing activities            $ 137,602      $  52,472      $ 100,652
                                       ---------      ---------      ---------
                                          5PAGE

Thermo Instrument Systems Inc.

(In thousands)                           1993           1992           1991
- ------------------------------------------------------------------------------
Exchange Rate Effect on Cash           $    (482)     $    (782)     $  (1,423)
                                       ---------      ---------      ---------
Increase (Decrease) in Cash
 and Cash Equivalents                    151,503        (60,605)        60,136
Cash and Cash Equivalents
 at Beginning of Year                     25,939         86,544         26,408
                                       ---------      ---------      ---------
Cash and Cash Equivalents
 at End of Year                        $ 177,442      $  25,939      $  86,544
                                       =========      =========      =========
Cash Paid For:
 Interest                              $  12,493      $  13,074      $   4,646
 Income taxes                          $   7,607      $  17,413      $  10,398
Noncash Financing Activities:
 Conversions of convertible
  obligations                          $  37,371      $   9,635      $  41,638

The accompanying notes are an integral part of these consolidated financial statements.





























                                          6PAGE

Thermo Instrument Systems Inc.

Consolidated Statement of Shareholders' Investment

                            Common                                 Cumulative
                            Stock,  Capital in                       Transla-
                          $.10 Par   Excess of  Retained Treasury        tion
(In thousands)               Value   Par Value  Earnings    Stock  Adjustment
- -----------------------------------------------------------------------------
Balance December 29, 1990  $ 2,617    $125,976  $ 52,120 $     (3)   $  3,430

Net income                       -           -    24,837        -           -
Purchases of Company
 common stock                    -           -         -   (1,029)          -
Issuance of stock under
 employees' and directors'
 stock plans                    21       1,838         -      996           -
Conversions of
 convertible obligations       241      40,935         -        -           -
Cumulative translation
 adjustment                      -           -         -        -      (1,025)
                           -------    --------  -------- --------    --------
Balance December 28, 1991    2,879     168,749    76,957      (36)      2,405

Net income                       -           -    33,130        -           -
Purchases of Company
 common stock                    -           -         -  (16,898)          -
Issuance of stock under
 employees' and directors'
 stock plans                    36       2,958         -     (193)          -
Tax benefit related to
 employees' and directors'
 stock plans                     -       1,631         -        -           -
Conversions of
 convertible obligations        59       9,250         -        -           -
Effect of purchase of
 Nicolet shares from
 parent company (Note 2)         -           -    (3,730)       -           -
Cumulative translation
 adjustment                      -           -         -        -      (4,474)
                           -------    --------  -------- --------    --------
Balance January 2, 1993      2,974     182,588   106,357  (17,127)     (2,069)

Net income                       -           -    44,764        -           -
Purchases of Company
 common stock                    -           -         -     (887)          -
Issuance of stock under
 employees' and directors'
 stock plans                    16         498         -    2,164           -
Tax benefit related to
 employees' and directors'
 stock plans                     -       1,815         -        -           -
Conversions of convertible
 obligations                   189      36,331         -        -           -
Effect of three-for-two
 stock split               $ 1,529    $ (1,529) $      - $      -    $      -

                                          7PAGE

Thermo Instrument Systems Inc.

                            Common                                 Cumulative
                            Stock,  Capital in                       Transla-
                          $.10 Par   Excess of  Retained Treasury        tion
(In thousands)               Value   Par Value  Earnings    Stock  Adjustment
- -----------------------------------------------------------------------------
Effect of sale of Nicolet
 Biomedical (Note 2)       $     -    $      -  $  1,243 $      -    $     -
Cumulative translation
 adjustment                      -           -         -        -       (801)
                           -------    --------  -------- --------    -------
Balance January 1, 1994    $ 4,708    $219,703  $152,364 $(15,850)   $(2,870)
                           =======    ========  ======== ========    =======

The accompanying notes are an integral part of these consolidated financial statements.






























                                          8PAGE

Thermo Instrument Systems Inc.

Notes to Consolidated Financial Statements

1.   Summary of Significant Accounting Policies

Relationship with Thermo Electron Corporation
Thermo Instrument Systems Inc. (the Company) was incorporated on May 28, 1986 as a wholly owned subsidiary of Thermo Electron Corporation (Thermo Electron). On January 1, 1994, Thermo Electron owned 37,399,259 shares of the Company's common stock, representing 81% of such stock outstanding.

Principles of Consolidation
The accompanying financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated. The Company accounts for investments in businesses in which it owns between 20% and 50% under the equity method.

Fiscal Year
The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1993, 1992, and 1991 are for the fiscal years ended January 1, 1994, January 2, 1993, and December 28, 1991, respectively. Fiscal years 1993 and 1991 each included 52 weeks; 1992 included 53 weeks.

Revenue Recognition
For the majority of its operations, the Company recognizes revenues upon shipment of its products or upon completion of services it renders. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $23,218,000 in 1993, $27,448,000 in 1992, and $26,298,000 in 1991. The percentage of completion is determined by relating either actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for billing of customers upon the attainment of certain milestones specified in each contract. Revenues earned on contracts in process in excess of billings are classified as "Unbilled contract costs and fees" in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

Income Taxes
The Company and Thermo Electron have a tax allocation agreement under which the Company is included in the consolidated federal and state income tax returns filed by Thermo Electron. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. In years in which the Company incurs a loss, Thermo Electron will reimburse the Company the amount that the Company would have received if it had filed separate tax returns. If Thermo Electron's equity ownership of the Company drops below 80%, the Company would be required to file its own tax returns. As of January 1, 1994, the Company owed an estimated $7,750,000 to Thermo Electron for federal and state taxes. This amount is included in "Accrued income taxes" in the accompanying 1993 balance sheet.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," as of the beginning of 1992. Under SFAS No. 109, deferred income taxes are recognized based on the expected future tax
                                          9PAGE

Thermo Instrument Systems Inc.

consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return. Prior to 1992, the Company recorded income taxes on timing differences between financial statement and tax treatment of income and expenses under Accounting Principles Board Opinion No. 11. The implementation of SFAS No. 109 and the effect of adoption were not material to the Company's financial statements.

Earnings per Share
Primary earnings per share have been computed based on the weighted average number of shares outstanding during the year. Because the effect of the exercise of the Company's stock options would be immaterial, they have been excluded from the primary earnings per share calculation. Fully diluted earnings per share assumes the effect of the conversion of the Company's dilutive convertible obligations and elimination of the related interest expense, the exercise of stock options and their related income tax effects.

Stock Split
All share and per share information has been restated to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, which was distributed in July 1993.

Cash and Cash Equivalents
As of January 1, 1994, $148,975,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, government agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Cash equivalents also include short-term certificates of deposit of the Company's foreign subsidiaries, which have an original maturity of three months or less. Cash and cash equivalents are carried at cost, which equals fair market value at year-end 1993 and 1992.

Short-term Investments
Short-term investments represent investments in subordinated convertible debentures issued by Thermedics Inc. (Note 7). Securities with original maturities of greater than three months, which the Company intends to hold for less than one year, are classified as short-term. These investments are carried at the lower of cost or market value.

In May 1993, the Financial Accounting Standards Board issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that marketable equity and debt securities considered trading securities be accounted for at market value, with the difference between cost and market value recorded currently in the statement of income; that securities considered available-for-sale be accounted for at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment; and that debt securities considered held-to-maturity be recorded at amortized cost. The Company is required to adopt SFAS No. 115 at the beginning of fiscal 1994. Management believes that the marketable equity and debt securities in the accompanying balance sheet will be considered available-for-sale and that the adoption of SFAS No. 115 will result in a total increase to shareholders' investment of
                                         10PAGE

Thermo Instrument Systems Inc.

approximately $1,800,000, which results from unrealized gains on the subordinated convertible debentures issued by Thermedics Inc.

Inventories
Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

(In thousands)                             1993          1992
- -----------------------------------------------------------------
Raw materials and supplies                 $53,322        $64,237
Work in process and finished goods          44,230         33,720
                                           -------        -------
                                           $97,552        $97,957
Property, Plant and Equipment              =======        =======
The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 20 to 40 years, machinery and equipment, 3 to 10 years, and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant and equipment consist of the following:

(In thousands)                             1993           1992
- -----------------------------------------------------------------
Land                                      $ 22,015       $ 20,335
Buildings                                   69,302         57,549
Machinery, equipment and
 leasehold improvements                     69,155         71,848
                                          --------       --------
                                           160,472        149,732
Less: Accumulated depreciation
 and amortization                           39,185         30,619
                                          --------       --------
                                          $121,287       $119,113
                                          ========       ========
Patents and Other Assets
"Patents and other assets" in the accompanying balance sheet include the cost of acquired trademarks, patents, and other specifically identifiable intangible assets. These assets are amortized using the straight-line method over their estimated useful lives, which range from 4 to 15 years. These assets were $18,056,000 and $23,630,000, net of accumulated amortization of $7,937,000 and $5,075,000, at year-end 1993 and 1992, respectively.

Cost in Excess of Net Assets of Acquired Companies
The excess of cost over the fair value of net assets of acquired businesses is amortized using the straight-line method over 40 years. Accumulated amortization was $19,780,000 and $12,026,000 at year-end 1993 and 1992, respectively. The Company continually assesses whether a change in circumstances has occurred subsequent to an acquisition that would indicate the future useful life of the asset should be revised. The Company considers the future earnings potential of the acquired business in assessing the recoverability of this asset.

Foreign Currency
All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate
                                         11PAGE

Thermo Instrument Systems Inc.

component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

Presentation
Certain amounts in 1992 and 1991 have been reclassified to conform to the 1993 financial statement presentation.

2.   Acquisitions and Disposition

In February 1993, the Company acquired Spectra-Physics Analytical, a manufacturer of liquid chromatography and capillary electrophoresis analytical instruments, for $67.3 million in cash. The Company funded the acquisition of Spectra-Physics Analytical through the issuance of a $69 million promissory note to Thermo Electron, that was repaid in May 1993.

In 1993, the Company made several other acquisitions for an aggregate $35.6 million in cash. The Company funded these acquisitions through a $20.0 million promissory note to Thermo Electron, that was repaid in 1993, and through short-term borrowings.

In May 1992, the Company acquired Gas Tech Inc. (Gas Tech), a leading manufacturer of worker safety instruments and systems for detecting and monitoring toxic and combustible gases, for $22.5 million in cash. In addition, the Company acquired the building Gas Tech occupies for $5.6 million in cash in a post-acquisition transaction.

In August 1992, the Company acquired Nicolet Instrument Corporation (Nicolet). The total purchase price to the Company was approximately $179 million. To help finance the acquisition, the Company borrowed $48 million from Thermo Electron pursuant to a promissory note that was repaid in September 1993 (Note 8). Nicolet designs, manufactures, and markets instrumentation for a broad range of analytical chemistry, neurodiagnostic, and electronic engineering problem-solving applications in science and industry.

These acquisitions have been accounted for using the purchase method of accounting and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by approximately $198.0 million, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on an estimate of the fair value of the net assets acquired and, for acquisitions completed in fiscal 1993, is subject to adjustment.

Effective April 5, 1993, the Company sold the biomedical instruments products business of its Nicolet Instrument Corporation subsidiary (Nicolet Biomedical) to Thermo Electron for approximately $67.9 million in cash. The results of operations for Nicolet Biomedical have been excluded from the accompanying financial statements as of April 5, 1993.

"Effect of purchase of Nicolet shares from parent company" in the accompanying statement of shareholders' investment represents the difference between the purchase price of Nicolet shares that were acquired by Thermo Electron in the open market prior to the Company's tender offer and the cash tender offer price. Due to the related party nature of this purchase from Thermo Electron, the excess of the purchase price paid by the Company over the original purchase price paid by Thermo Electron was reflected as a reduction in retained earnings. "Effect of sale of Nicolet Biomedical" in the accompanying statement of
                                         12PAGE

Thermo Instrument Systems Inc.

shareholders' investment represents the portion that relates to Nicolet Biomedical.

Based on unaudited data, the following table presents selected financial information for the Company, Spectra-Physics Analytical, and Nicolet, excluding Nicolet Biomedical, on a pro forma basis, assuming the companies had been combined since the beginning of 1992. Net income and earnings per share are shown before Nicolet's discontinued operations, which occurred in 1992. The effect on the Company's financial statements of the acquisitions not included in the pro forma data was not significant.

(In thousands except per share
amounts)                                       1993           1992
- ------------------------------------------------------------------
Revenues                                  $579,414       $535,233
Net income                                  43,565         20,437
Earnings per share:
  Primary                                     0.97           0.47
  Fully diluted                               0.94           0.47

The pro forma results for 1992 include a $7.2 million reorganization charge recorded by Nicolet prior to its acquisition by the Company and a one-time $2.2 million charge for certain acquisition-related expenses incurred by Nicolet prior to its acquisition by the Company. The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made at the beginning of 1992.

"Other accrued expenses" in the accompanying balance sheet includes approximately $25 million and $43 million at year-end 1993 and 1992, respectively, for estimated severance, relocation, and other restructuring reserves associated with acquisitions.

3.  Stock-based Compensation Plans

The Company has stock-based compensation plans for its key employees, directors, and others. Two plans were adopted in 1986 and permit the grant of nonqualified and incentive stock options. A third plan adopted in 1993 permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from four to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from five to twelve years. Nonqualified options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than fair market value on the date of grant. Generally, stock options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1991, that provides for the grant of stock options to nonemployee directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire seven years after grant.
                                         13PAGE

Thermo Instrument Systems Inc.

In connection with the acquisition of Finnigan Corporation (Finnigan) in 1990, the Company assumed certain outstanding options granted under Finnigan's 1979 and 1989 long-term incentive plans. The assumed options are exercisable ratably over a four-year period commencing one year from the date of grant and expire seven years from the date of grant. All such options constitute nonqualified stock options.

In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in stock-based compensation plans of Thermo Electron and its other majority-owned subsidiaries.

No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

 A summary of the Company's stock option information is as follows:

                                      1993           1992            1991
                                Number   Total Number    Total Number    Total
                                  of    Option   of     Option   of     Option
(In thousands)                  Shares   Price Shares    Price Shares    Price
- ------------------------------------------------------------------------------
Options outstanding,
 beginning of year              1,067  $11,188  1,498  $11,796  1,761  $12,125
  Granted                       1,185   36,397    216    3,897    218    2,830
  Exercised                      (295)  (1,758)  (591)  (3,842)  (305)  (1,606)
  Lapsed or canceled              (63)  (1,029)   (56)    (663)  (176)  (1,553)
                                -----  -------  -----  -------  -----  -------
Options outstanding,
 end of year                    1,894  $44,798  1,067  $11,188  1,498  $11,796
                                =====  =======  =====  =======  =====  =======
Options exercisable             1,889  $44,636  1,020  $10,800  1,323  $10,239
                                =====  =======  =====  =======  =====  =======
Options available for grant     1,155             135             318
                                =====           =====           =====
4.   Employee Benefit Plans

Employee Stock Purchase Plan
Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase plan. Under this plan, shares of the Company's and Thermo Electron's common stock may be purchased at the end of a 12-month plan year at 85% of the fair market value at the beginning of the plan year, and the shares purchased are subject to a one-year resale restriction. Prior to November 1993, the exercise price for the applicable shares was based on 85% of the lower of the fair market value at the beginning or end of the plan year. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1993, 1992, and 1991, the Company issued 101,273 shares, 66,426 shares, and 80,733 shares of its common stock, respectively, under this plan.

401(k) Savings Plan and Employee Stock Ownership Plan
The majority of the Company's U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan and employee stock ownership plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $2,239,000, $1,728,000, and $1,689,000 in 1993, 1992, and 1991, respectively.
                                         14PAGE

Thermo Instrument Systems Inc.

Post-retirement Benefits
The Company does not provide post-retirement benefits to current or former employees.

Post-employment Benefits
The Company provides certain post-employment benefits to former or inactive employees. The Company is required to adopt SFAS No. 112, "Employers' Accounting for Post-employment Benefits," at the beginning of fiscal 1994. SFAS No. 112 requires the recognition of the cost of post-employment benefits at the time the event prompting payment occurs and a reasonable estimate can be made. Management believes that the adoption of this statement will not have a material impact on the Company's financial statements.

5.   Income Taxes

As discussed in Note 1, the Company adopted SFAS No. 109 in 1992.

The components of income before provision for income taxes are as follows:

(In thousands)                 1993           1992           1991
- -----------------------------------------------------------------
Domestic                    $61,254        $49,225        $36,111
Foreign                      17,619          7,940          7,462
                            -------        -------        -------
                            $78,873        $57,165        $43,573
                            =======        =======        =======
The components of the provision for income taxes are as follows:

(In thousands)                 1993           1992           1991
- -----------------------------------------------------------------
Currently payable:
 Federal                    $14,196        $10,625        $10,183
 State                        4,008          3,028          2,814
 Foreign                      6,909          3,791          1,171
                            -------        -------        -------
                             25,113         17,444         14,168
                            -------        -------        -------

Net deferred (prepaid):
 Federal                      6,691          5,694          3,019
 State                        1,147           (292)           387
 Foreign                      1,158          1,189          1,162
                            -------        -------        -------
                              8,996          6,591          4,568
                            -------        -------        -------
                            $34,109        $24,035        $18,736
                            =======        =======        =======
The provision for income taxes that is currently payable does not reflect $1,813,000 and $1,631,000 of tax benefits allocated to "Capital in excess of par value" or $1,150,000 and $3,060,000 of tax benefits used to reduce "Cost in excess of net assets of acquired companies" for 1993 and 1992, respectively.
                                         15PAGE

Thermo Instrument Systems Inc.

The provision for income taxes differs from the amounts calculated by applying the statutory federal income tax rate of 35% in 1993 and 34% in 1992 and 1991 to income before provision for income taxes due to the following:

(In thousands)                 1993           1992           1991
- -----------------------------------------------------------------
Provision for income
 taxes at statutory
 rate                       $27,606        $19,436        $14,815
Increases (decreases)
 resulting from:
  State income taxes,
    net of federal tax        3,351          1,806          2,113
  Net foreign losses
    not benefited and
    tax rate
    differential              1,330          2,223            326
  Tax benefit of
    foreign sales
    corporation              (1,134)          (988)             -
  Amortization of cost
    in excess of net
    assets of acquired
    companies                 2,338          1,139            847
  Nondeductible
    expenses                    585            159            588
  Other, net                     33            260             47
                            -------        -------        -------
                            $34,109        $24,035        $18,736
                            =======        =======        =======
Deferred income taxes and prepaid income taxes at year-end 1993 and 1992 consist of the following:

(In thousands)                                1993           1992
- -----------------------------------------------------------------
Deferred income taxes:
 Depreciation                              $14,116        $14,157
 Intangible assets                           4,402          7,612
 Other                                       1,024            797
                                           -------        -------
                                           $19,542        $22,566
                                           =======        =======
Prepaid income taxes:
 Reserves and other accruals               $12,497        $21,872
 Inventory basis difference                  6,462          8,386
 Allowance for doubtful accounts             2,660          2,174
 Accrued compensation                        3,956          3,466
 Net operating loss and
  tax credit carryforwards                   2,262            552
 Other, net                                     41            401
                                           -------        -------
                                            27,878         36,851
 Less: Valuation allowance                   3,666          2,277
                                           -------        -------
                                           $24,212        $34,574
                                           =======        =======
The year-end 1993 valuation allowance reserves for the uncertainty surrounding the realization of $1,406,000 of certain state tax deferred assets and
                                         16PAGE

Thermo Instrument Systems Inc.

$2,260,000 for federal net operating loss and tax credit carryforwards, the realization of which is limited to the future income of certain subsidiaries. The net operating loss and tax credit carryforwards expire in the years 2002 through 2005, and the resulting benefit will be used to reduce "Cost in excess of net assets of acquired companies." The increase in the valuation allowance is primarily attributable to acquisitions.

A provision has not been made for U.S. or additional foreign taxes on $31 million of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. The Company plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would not be material due to available U.S. foreign tax credits.

6.   Commitments and Contingencies

Operating Leases
The Company leases portions of its office and operating facilities under various noncancelable operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $8,172,000, $5,893,000, and $5,464,000 in 1993, 1992, and 1991, respectively. Future minimum payments due under noncancelable operating leases at January 1, 1994 are $8,161,000 in 1994; $6,742,000 in 1995; $4,811,000 in 1996; $3,855,000 in 1997; $2,574,000 in 1998;
and $5,414,000 in 1999 and thereafter. Total future minimum lease payments are $31,557,000.

Litigation
The Company is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material effect upon the financial position of the Company or its results of operations.

7.   Related Party Transactions

Corporate Services Agreement
The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.25% of the Company's revenues. Prior to 1993, the Company paid an annual fee equal to 1% of the Company's revenues. For these services, the Company was charged $7,302,000, $4,232,000, and $3,387,000 in 1993, 1992, and 1991, respectively. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually, but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs directly attributable to the Company.

Repurchase Agreement
The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.
                                         17PAGE

Thermo Instrument Systems Inc.

Short-term Investments
At January 1, 1994, the Company's short-term investments represented 6 1/2% subordinated convertible debentures due 1998, which were purchased on the open market for $5,805,000. The debentures have a par value of $6,323,000 and were issued by Thermedics Inc., which is a majority-owned subsidiary of Thermo Electron, and are guaranteed on a subordinated basis by Thermo Electron.

Long-term Obligations
See Note 8 for long-term obligations of the Company held by Thermo Electron.

Due to Parent Company
"Due to parent company" in the accompanying 1992 balance sheet includes short-term borrowings from Thermo Electron of $28,127,000. These borrowings bore interest at the Commercial Paper Composite Rate, plus 25 basis points, and were repaid in 1993.

8.   Long-term Obligations

Long-term obligations of the Company are as follows:
(In thousands)                             1993           1992
- -----------------------------------------------------------------
3 3/4% Senior convertible note,
 due 2000, convertible at $31.75
 per share (a)                            $140,000       $      -
3 3/4% Senior convertible debentures,
 due 2000, convertible at $31.75
 per share (b)                              70,000              -
7% Subordinated convertible note,
 due 1996, convertible at $4.44
 per share (a)                               2,734          3,434
6 5/8% Subordinated convertible
 debentures, due 2001, convertible
 at $17.58 per share (c)                    49,569         86,240
Promissory note, due 1995, bearing
 interest at the Commercial Paper
 Composite Rate, plus 25 basis
 points (weighted average interest
 rate of 3.53% and 3.65% in 1993
 and 1992) (a)                                   -         48,000
10.23% Mortgage loan secured by
 property with a net book value of
 $16,826, payable in monthly
 installments with final payment
 in 2004                                    11,536         12,150
8 5/8% Note, payable in semiannual
 installments with final payment
 in 1999                                     8,000          9,000
Other                                       11,176         14,140
                                          --------       --------
                                           293,015        172,964
Less: Current maturities of
 long-term obligations                       6,854          2,872
                                          --------       --------
                                          $286,161       $170,092
                                          ========       ========
(a)  Represents an obligation to Thermo Electron.
(b)  Guaranteed on a senior basis by Thermo Electron.
(c)  Guaranteed on a subordinated basis by Thermo Electron.
                                         18PAGE

Thermo Instrument Systems Inc.

In lieu of issuing shares of Company's common stock upon conversion of the 3 3/4% senior convertible debentures due 2000, the Company has the option to pay the holder of the debentures cash equal to the weighted average market price of the Company's common stock on the trading date prior to conversion.

During 1993, 1992, and 1991, convertible obligations of $37,371,000, $9,635,000, and $41,638,000, respectively, were converted into common stock of the Company. In 1992 and 1991, the Company repurchased $650,000 and $1,000,000 of convertible obligations for $673,000 and $930,000 in cash, respectively. These transactions did not have a material effect on the Company's results of operations. The annual requirements for long-term obligations are as follows:
(In thousands)
- -----------------------------------------------------------------
1994                                                     $  6,854
1995                                                        2,339
1996                                                        4,964
1997                                                        2,366
1998                                                        2,650
1999 and thereafter                                       273,842
                                                         --------
                                                         $293,015
                                                         ========
Based upon quoted market prices and based upon borrowing rates currently available to the Company for debt of the same remaining maturities, the fair market value of the Company's long-term obligations at January 1, 1994 and January 2, 1993 was approximately $389 million and $225 million, respectively.

9.   Common Stock

At January 1, 1994, the Company had reserved 14,114,522 unissued shares of its voting common stock for possible issuance under employees' and directors' stock plans and possible conversion of the Company's convertible obligations.

10.  Industry Segment and Geographical Data

The Company's principal businesses consist of developing, manufacturing, and marketing analytical and environmental monitoring instruments; and providing environmental services including laboratory-based testing, nuclear health physics, and environmental science and engineering services. Financial information pertaining to these segments is set forth in the following table:

(In thousands)                 1993           1992          1991
- ----------------------------------------------------------------
Revenues:
  Instruments              $529,279       $368,533      $283,612
  Services                   55,162         54,910        55,836
  Intersegment sales
    elimination (a)            (265)          (244)         (701)
                           --------       --------      --------
                           $584,176       $423,199      $338,747
Income before              ========       ========      ========
 provision for income
 taxes:
  Instruments              $ 93,699       $ 61,591      $ 50,420
  Services                    4,321          3,284         1,047
  Corporate (b)             (19,147)        (7,710)       (7,894)
                           --------       --------      --------
                           $ 78,873       $ 57,165      $ 43,573
                           ========       ========      ========
                                         19PAGE

Thermo Instrument Systems Inc.

(In thousands)                 1993           1992          1991
- ----------------------------------------------------------------
Identifiable assets:
  Instruments              $679,151       $619,865      $301,140
  Services                   40,444         40,013        42,432
  Corporate (c)             171,546         26,547       154,387
                           --------       --------      --------
                           $891,141       $686,425      $497,959
Depreciation and           ========       ========      ========
 amortization:
  Instruments              $ 18,741       $ 11,588      $  8,153
  Services                    1,978          2,092         1,877
                           --------       --------      --------
                           $ 20,719       $ 13,680      $ 10,030
Capital expenditures:      ========       ========      ========
  Instruments              $  6,747       $  4,901      $  4,174
  Services                    2,316          1,637         2,099
                           --------       --------      --------
                           $  9,063       $  6,538      $  6,273
Export revenues            ========       ========      ========
 included above (d):
  Europe                   $ 72,161       $ 47,585      $ 44,389
  Other                      63,327         40,466        29,195
                           --------       --------      --------
                           $135,488       $ 88,051      $ 73,584
Foreign operations         ========       ========      ========
 included above:
  Revenues:
     Germany               $ 54,600       $ 49,109      $ 39,843
     Other Europe            62,017         41,891        30,759
     Other                   29,391         17,723        14,834
                           --------       --------      --------
                           $146,008       $108,723      $ 85,436
  Income before            ========       ========      ========
    provision for
    income taxes
     Germany               $  2,841       $  1,947      $   (375)
     Other Europe             9,039          6,069         6,120
     Other                    5,739            (76)        1,717
                           --------       --------      --------
                           $ 17,619       $  7,940      $  7,462
  Identifiable             ========       ========      ========
    assets:
     Germany               $ 87,979       $ 73,665      $ 64,814
     Other Europe            92,002         58,772        51,168
     Other                   32,807         30,334        23,880
                           --------       --------      --------
                           $212,788       $162,771      $139,862
                           ========       ========      ========

(a) Intersegment sales are accounted for at prices that are representative of transactions with unaffiliated parties.
(b) Primarily interest income and expense, and corporate general and administrative expenses.
(c) Primarily cash, cash equivalents, and short-term investments.
(d)  In general, export sales are denominated in U.S. dollars.
                                         20PAGE

Thermo Instrument Systems Inc.

11.  Subsequent Event

On January 31, 1994, the Company announced its intention to acquire several businesses of the EnviroTech Measurements & Controls group of Baker Hughes Incorporated (Baker Hughes), for a cash purchase price of approximately $93 million. Thermo Electron intends to acquire the EnviroTech Controls, Noran Instruments, TN Technologies, and Tremetrics businesses, which collectively design, manufacture, and market a variety of process control, process measurement, and laboratory analytical products for use in a wide range of industrial, energy, environmental, and research applications.

Thermo Electron has entered into an acquisition agreement with Baker Hughes with respect to this transaction, and Thermo Electron expects to assign its rights to acquire these businesses to the Company. Consummation of the acquisition is subject to regulatory approval and other closing conditions. The businesses to be acquired by the Company have combined sales of approximately $129 million for the fiscal year ended September 30, 1993.



































                                         21PAGE

Report of Independent Public Accountants

To the Shareholders and Board of Directors of Thermo Instrument Systems Inc.:

We have audited the accompanying consolidated balance sheet of Thermo Instrument Systems Inc. (a Delaware corporation and 81%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of January 1, 1994 and January 2, 1993, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended January 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thermo Instrument Systems Inc. and subsidiaries as of January 1, 1994 and January 2, 1993, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 1994, in conformity with generally accepted accounting principles.



                                               ARTHUR ANDERSEN & CO.



Boston, Massachusetts
February 17, 1994
















                                         22PAGE

Thermo Instrument Systems Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The Company's revenues grew 38% to $584.2 million in 1993, up from the 25% increase reported in 1992. Net income increased 35% in 1993 to a record $44.8 million, following a 33% increase in 1992. Primary earnings per share grew 30% to $1.00 in 1993, compared with a 26% increase in 1992.

Revenues from the Instruments segment increased 44% to $529.3 million in 1993, up from the 30% increase reported in 1992. Revenues increased principally due to acquisitions that added revenues of approximately $147 million in 1993 and $74 million in 1992. These acquisitions include GasTech Inc. in May 1992, Nicolet Instrument Corporation in August 1992, Gamma-Metrics in January 1993, Spectra-Physics Analytical in February 1993, and the radiation safety measurement products and radiometry process control divisions of FAG Kugelfischer Georg Shafer AG in October 1993. Instruments segment revenues for 1993 included $12.6 million of revenues from Nicolet Biomedical, which was sold by the Company to Thermo Electron effective April 5, 1993. The remainder of the increase was due to increased demand for products from existing businesses. Revenues from the Services segment were relatively unchanged in 1993 compared with 1992, which was 2% less than 1991.

The Company's gross profit margin increased to 47% in 1993 from 45% in 1992 and 42% in 1991. Gross profit margin for the Instruments segment was 49% in both 1993 and 1992 and 48% in 1991. The improvement in 1992 resulted principally from a reduction in manufacturing costs and a more favorable product mix. Gross profit margin for the Services segment improved 3 percentage points in 1993 to 23% and 4 percentage points in 1992 as a result of cost reductions in the Company's engineering services business and greater revenues contributed by the higher margin environmental laboratory and infrastructure businesses.

Selling, general and administrative expenses as a percentage of revenues was 25% in 1993 and 1992 and 23% in 1991. The 1992 increase resulted from greater selling and administrative expenses related to the expansion of the Company's sales and service offices and higher selling, general and administrative expenses as a percentage of revenues for acquired businesses.

Research and development expenses decreased to 6.5% of Instruments segment revenues in 1993, compared with 7.1% in 1992 and 5.8% in 1991. Research and development spending as a percentage of revenues declined in 1993 as the Company completed development of its new Magna-IR (tm) and Quantum (tm) products which were introduced by the Company's Nicolet and Finnigan subsidiaries, respectively. The increase in 1992 resulted principally from higher spending as a percentage of revenues by Nicolet.

Interest income was $3.6 million in 1993, $7.0 million in 1992, and $4.9 million in 1991. The decrease in 1993 was primarily a result of lower average balances of short-term investments due to the cash expended for the acquisition of Nicolet, offset in part by interest income earned on the net proceeds from the issuance of the 3 3/4% senior convertible obligations in September 1993. The increase in interest income in 1992 was principally the result of higher average balances of short-term investments following the issuance in August 1991 of the 6 5/8% subordinated convertible obligations. Interest expense increased to $14.4 million in 1993 from $11.4 million in 1992 and $7.6 million in 1991 due to debt incurred in connection with acquisitions and the issuance of the senior convertible obligations in September 1993. This increase in interest expense was offset in part by a reduction in interest expense as a result of the
                                         23PAGE

Thermo Instrument Systems Inc.

conversion of approximately $37.4 million of the Company's convertible debentures into common stock during 1993. "Gain on sale of investments" in 1992 resulted from partial liquidation of the Company's short-term investments. The proceeds from the sale of the short-term investments were used to reduce borrowings from Thermo Electron.

The effective tax rate was 43% in 1993, 42% in 1992, and 43% in 1991. These rates exceeded the statutory federal income tax rate primarily due to nondeductible amortization of costs in excess of net assets of acquired companies, the inability to provide a tax benefit on losses incurred at certain foreign subsidiaries and the impact of state income taxes.

Liquidity and Capital Resources

Consolidated working capital at January 1, 1994 was $238.1 million, compared with $68.4 million at January 2, 1993, an increase of $166.7 million. Included in working capital are cash, cash equivalents, and short-term investments of $183.6 million at January 1, 1994 and $32.0 million at January 2, 1993. In 1993, the Company expended $102.3 million, net of cash acquired, for acquisitions and the Company sold Nicolet Biomedical to Thermo Electron for approximately $67.9 million (see Note 2 to Consolidated Financial Statements). In September 1993, the Company issued and sold $210.0 million principal amount 3 3/4% senior convertible obligations due 2000. The Company repaid $157.5 million of long- and short-term obligations to Thermo Electron with the proceeds from the sale of Nicolet Biomedical and the issuance of the senior convertible obligations.

In 1994, the Company plans to make expenditures for property, plant and equipment of approximately $11 million. The Company plans to make these expenditures from working capital.

The Company has historically complemented internal development with acquisitions of businesses or technologies that extend the Company's presence in current markets or provide opportunities to enter and compete effectively in new markets. The Company will consider making acquisitions of such companies, product lines, or technologies that are consistent with its plans for strategic growth. The Company believes that its existing resources are sufficient to meet the capital requirements of its operations for the foreseeable future.

In January 1994, the Company announced its intention to acquire several of the businesses of the EnviroTech Measurements & Controls group of Baker Hughes Incorporated for approximately $93 million in cash (see Note 11 to Consolidated Financial Statements). The Company intends to fund this acquisition from its existing cash balances.

Pending Accounting Changes

The Company is required to adopt Statement of Financial Accounting Standards
(SFAS) No. 112, "Employers' Accounting for Post-employment Benefits" and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" at the beginning of fiscal 1994. Management does not expect the adoption of SFAS No. 112 will have a material adverse effect on the Company's results of operations. Management believes that the adoption of SFAS No. 115 will result in a total increase to shareholders' investment of approximately $1.8 million, which results from unrealized gains on subordinated convertible debentures issued by Thermedics Inc., a majority-owned subsidiary of Thermo Electron.
                                         24PAGE

Thermo Instrument Systems Inc.

Selected Financial Information

(In thousands except
 per share amounts)      1993(a)     1992(b)    1991(c)     1990(d)     1989
- ------------------------------------------------------------------------------
Statement of Income
 Data:
  Revenues               $584,176   $423,199    $338,747   $285,384   $184,662
  Income before
    provision for
    income taxes           78,873     57,165      43,573     32,515     15,719
  Net income               44,764     33,130      24,837     18,915      8,272
  Earnings per share:
    Primary                  1.00       0.77        0.61       0.49       0.26
    Fully diluted            0.94       0.74        0.58       0.47       0.25

Balance Sheet Data:
  Working capital        $238,053   $ 68,412    $197,391   $ 63,372   $139,813
  Total assets            891,141    686,425     497,959    376,148    248,490
  Long-term obligations   286,161    170,092     123,476     64,171     79,098
  Shareholders'
    investment            358,055    272,723     250,954    184,140    117,171

Quarterly Information (Unaudited)
(In thousands except per share amounts)

1993                      First(a)     Second(a)      Third(a)       Fourth
- ------------------------------------------------------------------------------
Revenues                   $149,748      $140,415       $136,511      $157,502
Gross profit                 69,106        65,309         63,153        74,576
Net income                    9,849        10,506         11,223        13,186
Earnings per share:
 Primary                       0.22          0.24           0.25          0.29
 Fully diluted                 0.22          0.23           0.24          0.27


1992                       First         Second       Third(b)        Fourth
- ------------------------------------------------------------------------------
Revenues                   $ 84,832      $ 88,589       $112,261      $137,517
Gross profit                 37,571        38,996         50,101        64,852
Net income                    7,409         7,814          8,570         9,337
Earnings per share:
 Primary                       0.17          0.18           0.20          0.21
 Fully diluted                 0.17          0.18           0.19          0.21

(a) Reflects the February 1993 acquisition of Spectra-Physics Analytical, the April 1993 sale of the Company's biomedical instruments products business of its Nicolet Instrument Corporation subsidiary, and the September 1993 issuance of $210,000,000 aggregate principal amount of 3 3/4% senior convertible obligations due 2000.
(b)  Reflects the August 1992 acquisition of Nicolet Instrument Corporation.
(c) Reflects the issuance of $101,250,000 aggregate principal amount of 6 5/8% subordinated convertible obligations due 2001.
(d)  Reflects the May 1990 acquisition of Finnigan Corporation.
                                         25PAGE

Thermo Instrument Systems Inc.

Common Stock Market Information

The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol THI) for 1993 and 1992. Prices have been restated to reflect the July 1993 three-for-two stock split.

                    1993                          1992
            ---------------------         ---------------------
Quarter      High           Low            High           Low
- ---------------------------------------------------------------
First      $28 2/3        $23            $16 1/8        $14
Second      27 3/8         24 1/3         17 1/8         14 7/8
Third       29 7/8         25 1/2         19             16 1/2
Fourth      34 7/8         28 1/4         23 3/8         18 1/8

As of February 25, 1994, the Company had 2,751 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on February 25, 1994 was $32 1/4 per share.

Dividend Policy

The Company has never paid cash dividends because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.

Shareholder Services

Shareholders who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Instrument Systems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, by letter or telephone, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly and annual reports as quickly as possible. If you would like your name added to the mailing list, please notify this office.

Form 10-K

A copy of the Annual Report on Form 10-K for the fiscal year ended January 1, 1994, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Instrument Systems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

Corporate Office

Thermo Instrument Systems Inc.
504 Airport Road
Post Office Box 2108
Santa Fe, New Mexico 87504-2108
                                         26PAGE

Thermo Instrument Systems Inc.

Transfer Agent and Common Stock Registrar

American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder accounting records. The agent will respond to questions on issuances of stock certificates, changes of ownership, lost stock certificates, and changes of address. For these and similar matters, please direct inquires to:

     American Stock Transfer & Trust Company
     Shareholder Services Department
     40 Wall Street, 46th Floor
     New York, New York 10005
     (718) 921-8200

Annual Meeting

The annual meeting of shareholders will be held on Monday, May 23, 1994, at 3:00 p.m. at the Hyatt Regency Hotel, Hilton Head, South Carolina.



























