Form 10-K, Exhibit 13
period 1994-12-31
THERMO INSTRUMENT SYSTEMS INC
filed 1995-03-08
CIK 795986

Exhibit 13
















                        Thermo Instrument Systems Inc.

                          1994 Financial Statements
PAGE

 Thermo Instrument Systems Inc.
 Consolidated Statement of Income


 (In thousands except per share amounts)          1994      1993      1992
 --------------------------------------------------------------------------
 Revenues:
   Instruments                                $649,992  $529,014  $368,289
   Services (Note 3)                            12,195    55,162    54,910
                                              --------  --------  --------
                                               662,187   584,176   423,199
                                              --------  --------  --------

 Costs and Expenses:
   Cost of instrument revenues                 335,341   269,318   187,543
   Cost of service revenues (Note 3)             9,493    42,714    44,136
   Selling, general and administrative
     expenses (Note 10)                        176,467   148,150   106,241
   Research and development expenses            42,924    34,510    26,138
                                              --------  --------  --------
                                               564,225   494,692   364,058
                                              --------  --------  --------
 Operating Income                               97,962    89,484    59,141

 Interest Income                                 5,935     3,644     6,994
 Interest Expense (includes $5,384,
   $4,327, and $1,415 related to notes
   to parent company)                          (15,761)  (14,384)  (11,389)
 Gain on Issuance of Stock by
   Subsidiary (Note 12)                          6,469         -         -
 Gain on Sale of Investments (includes
   $2,000 on sale of related party
   investments in 1994) (Note 10)                2,000         -     2,072
 Equity in Income of Unconsolidated
   Subsidiaries, Net (Note 3)                    2,889       129        94
 Other Income, Net                                   -         -       253
                                              --------  --------  --------
 Income Before Provision for Income Taxes
   and Minority Interest Expense                99,494    78,873    57,165
 Provision for Income Taxes (Note 8)            39,162    34,109    24,035
 Minority Interest Expense                         112         -         -
                                              --------  --------  --------
 Net Income                                   $ 60,220  $ 44,764  $ 33,130
                                              ========  ========  ========

 Earnings per Share:
   Primary                                    $   1.28  $   1.00  $    .77
                                              ========  ========  ========
   Fully diluted                              $   1.18  $    .94  $    .74
                                              ========  ========  ========
 Weighted Average Shares:
   Primary                                      47,026    44,910    43,261
                                              ========  ========  ========
   Fully diluted                                56,599    51,865    50,202
                                              ========  ========  ========

 The accompanying notes are an integral part of these consolidated financial statements.

                                      2PAGE

 Thermo Instrument Systems Inc.
 Consolidated Balance Sheet


 (In thousands)                                             1994        1993
 ---------------------------------------------------------------------------
 Assets
 Current Assets:
   Cash and cash equivalents                          $  152,933  $  177,442
   Available-for-sale investments, at quoted market
     value (amortized cost of $15,385) (includes
     $2,904 of related party investments)
     (Notes 2 and 10)                                     15,931           -
   Short-term related party investments,
     at cost (quoted market value of $9,138)                   -       6,145
   Accounts receivable, less allowances of $8,779
     and $8,456                                          159,615     129,184
   Unbilled contract costs and fees                        5,903       6,907
   Inventories                                           121,353      97,552
   Prepaid expenses                                        5,388       5,131
   Prepaid income taxes (Note 8)                          28,533      24,212
                                                      ----------  ----------
                                                         489,656     446,573
                                                      ----------  ----------

 Property, Plant and Equipment, at Cost, Net             126,924     121,287
                                                      ----------  ----------

 Investment in Thermo Terra Tech Joint
   Venture (Note 3)                                       34,265           -
                                                      ----------  ----------

 Patents and Other Assets                                 22,224      27,820
                                                      ----------  ----------

 Cost in Excess of Net Assets of Acquired
   Companies (Note 4)                                    338,848     295,461
                                                      ----------  ----------
                                                      $1,011,917  $  891,141
                                                      ==========  ==========

 The accompanying notes are an integral part of these consolidated financial statements.

















                                      3PAGE

 Thermo Instrument Systems Inc.
 Consolidated Balance Sheet (continued)


 (In thousands except share amounts)                       1994        1993
 --------------------------------------------------------------------------
 Liabilities and Shareholders' Investment
 Current Liabilities:
   Notes payable (Note 11)                           $   45,953  $   37,516
   Accounts payable                                      38,594      29,658
   Accrued payroll and employee benefits                 33,085      22,737
   Accrued income taxes                                  29,175      18,653
   Accrued installation and warranty expenses            16,545      14,111
   Customer deposits                                     11,115       9,699
   Other accrued expenses (Note 4)                       70,884      70,079
   Due to parent company                                 13,999       6,067
                                                     ----------  ----------
                                                        259,350     208,520
                                                     ----------  ----------

 Deferred Income Taxes (Note 8)                          21,347      19,542
                                                     ----------  ----------

 Other Deferred Items                                    19,261      18,863
                                                     ----------  ----------
 Long-term Obligations (Note 11):
   Senior obligations, including $140,000 due to
     parent company                                     210,000     210,000
   Subordinated obligations, including $1,334 and
     $2,734 due to parent company                        38,196      52,303
   Other                                                 15,363      23,858
                                                     ----------  ----------
                                                        263,559     286,161
                                                     ----------  ----------

 Minority Interest                                        7,637           -
                                                     ----------  ----------
 Commitments and Contingencies (Note 9)
 Shareholders' Investment (Notes 5 and 6):
   Common stock, $.10 par value, 125,000,000
     shares authorized; 48,156,101 and 47,078,660
     shares issued                                        4,816       4,708
   Capital in excess of par value                       233,765     219,703
   Retained earnings                                    212,584     152,364
   Treasury stock at cost, 683,742 and 867,087 shares   (12,736)    (15,850)
   Cumulative translation adjustment                      1,991      (2,870)
   Net unrealized gain on available-for-sale
     investments (Note 2)                                   343           -
                                                     ----------  ----------
                                                        440,763     358,055
                                                     ----------  ----------
                                                     $1,011,917  $  891,141
                                                     ==========  ==========

 The accompanying notes are an integral part of these consolidated financial statements.

                                      4PAGE

 Thermo Instrument Systems Inc.
 Consolidated Statement of Cash Flows


 (In thousands)                                 1994       1993        1992
 --------------------------------------------------------------------------
 Operating Activities:
   Net income                              $  60,220  $  44,764   $  33,130
   Adjustments to reconcile net income to
     net cash provided by operating
     activities:
       Depreciation and amortization          22,810     20,719      13,680
       Provision for losses on accounts
         receivable                              733        970         666
       Increase (decrease) in deferred
         income taxes                          1,816       (497)      7,485
       Gain on issuance of stock by
         subsidiary (Note 12)                 (6,469)         -           -
       Gain on sale of investments            (2,000)         -      (2,072)
       Equity in income of unconsolidated
         subsidiaries, net (Note 3)           (2,889)      (129)        (94)
       Other noncash expenses                  3,252      3,636       2,352
       Changes in current accounts,
         excluding the effects of
         acquisitions:
           Accounts receivable                (2,586)   (27,716)      2,814
           Inventories                         6,422      6,916      (5,219)
           Other current assets                  (12)     7,482       2,343
           Accounts payable                    7,745    (11,143)     (9,429)
           Other current liabilities          (8,315)     7,530      (7,304)
       Other                                      28        132        (397)
                                           ---------  ---------   ---------
           Net cash provided by operating
            activities                        80,755     52,664      37,955
                                           ---------  ---------   ---------
 Investing Activities:
   Acquisitions, net of cash acquired
     (Note 4)                               (101,336)  (102,048)   (205,488)
   Sale of Nicolet Biomedical (Note 4)             -     67,900           -
   Purchases of available-for-sale
     investments                             (23,105)         -           -
   Proceeds from sale and maturities of
     available-for-sale investments           16,250          -           -
   (Increase) decrease in short-term
     investments                                   -        (60)     64,289
   Purchases of property, plant and
     equipment                                (8,190)    (9,063)     (6,538)
   Other                                       1,214      4,990      (2,513)
                                           ---------  ---------   ---------
           Net cash used in investing
            activities                      (115,167)   (38,281)   (150,250)
                                           ---------  ---------   ---------








                                      5PAGE

 Thermo Instrument Systems Inc.
 Consolidated Statement of Cash Flows (continued)


 (In thousands)                                 1994       1993        1992
 --------------------------------------------------------------------------
 Financing Activities:
   Proceeds from issuance of long-term
     obligations                                   -     68,727           -
   Proceeds from issuance of obligations
     to parent company (Note 11)                   -    229,000      94,913
   Repayment and repurchase of long-term
     obligations                              (7,948)    (4,482)    (11,189)
   Repayment of obligations to parent
     company                                       -   (157,485)    (18,786)
   Proceeds from issuance of Company and
     subsidiary common stock (Note 12)        17,446      2,678       4,432
   Purchases of Company common stock               -       (836)    (16,898)
                                           ---------  ---------   ---------
           Net cash provided by financing
            activities                         9,498    137,602      52,472
                                           ---------  ---------   ---------
 Exchange Rate Effect on Cash                    405       (482)       (782)
                                           ---------  ---------   ---------
 Increase (Decrease) in Cash and Cash
   Equivalents                               (24,509)   151,503     (60,605)
 Cash and Cash Equivalents at Beginning
   of Year                                   177,442     25,939      86,544
                                           ---------  ---------   ---------
 Cash and Cash Equivalents at End of Year  $ 152,933  $ 177,442   $  25,939
                                           =========  =========   =========

 Cash Paid For:
   Interest                                $  14,782  $  12,493   $  13,074
   Income taxes                            $  24,913  $   7,607   $  17,413
 Noncash Activities:
   Conversions of convertible obligations  $  14,107  $  37,371   $   9,635

   Transfer of services businesses to
    Thermo Terra Tech joint venture        $  31,301  $       -   $       -

   Fair value of assets of
    acquired companies                     $ 147,696  $ 151,886   $ 327,887
   Cash paid for acquired companies         (100,855)  (102,861)   (206,713)
                                           ---------  ---------   ---------
    Liabilities assumed of acquired
     companies                             $  46,841  $  49,025   $ 121,174
                                           =========  =========   =========

 The accompanying notes are an integral part of these consolidated financial statements.







                                      6PAGE

 Thermo Instrument Systems Inc.
 Consolidated Statement of Shareholders' Investment



                                                                   Net Un-
                                                                   realized
                                                                   Gain on
               Common                                              Avail-
               Stock,   Capital in                     Cumulative  able-for-
 (In thou-     $.10 Par Excess of   Retained Treasury Translation  sale In-
 sands)        Value    Par Value  Earnings  Stock     Adjustment vestments
 --------------------------------------------------------------------------
 Balance
  December
  28, 1991    $  2,879   $168,749   $ 76,957  $    (36) $  2,405   $      -
 Net income          -          -     33,130         -         -          -
 Purchases of
  Company
  common
  stock              -          -          -   (16,898)        -          -
 Issuance of
  stock under
  employees'
  and directors'
  stock plans       36      2,958          -      (193)        -          -
 Tax benefit
  related to
  employees'
  and directors'
  stock plans        -      1,631          -         -         -          -
 Conversions of
  convertible
  obligations       59      9,250          -         -         -          -
 Effect of
  purchase
  of Nicolet
  shares from
  parent
  company
  (Note 4)           -          -     (3,730)        -         -          -
 Cumulative
  translation
  adjustment         -          -          -         -    (4,474)         -
              ---------  ---------  --------- --------  --------   --------
 Balance
   January 2,
   1993          2,974    182,588    106,357   (17,127)   (2,069)         -








                                      7PAGE

 Thermo Instrument Systems Inc.
 Consolidated Statement of Shareholders' Investment (continued)



                                                                   Net Un-
                                                                   realized
                                                                   Gain on
               Common                                              Avail-
               Stock,   Capital in                    Cumulative   able-for-
 (In thou-     $.10 Par Excess of   Retained Treasury Translation  sale In-
 sands)        Value    Par Value  Earnings  Stock    Adjustment  vestments
 --------------------------------------------------------------------------

 Net income          -          -     44,764         -         -          -
 Purchases of
  Company
  common
  stock              -          -          -      (887)        -          -
 Issuance of
  stock under
  employees'
  and directors'
  stock plans       16        498          -     2,164         -          -
 Tax benefit
  related to
  employees'
  and directors'
  stock plans        -      1,815          -         -         -          -
 Conversions of
  convertible
  obligations      189     36,331          -         -         -          -
 Effect of
  three-for-
  two  stock
  split          1,529     (1,529)         -         -         -          -
 Effect of sale
  of Nicolet
  Biomedical
  (Note 4)           -          -      1,243         -         -          -
 Cumulative
  translation
  adjustment         -          -          -         -      (801)         -
              --------   --------   --------  --------  --------   --------

 Balance
   January 1,
   1994          4,708    219,703    152,364   (15,850)   (2,870)         -







                                      8PAGE

 Thermo Instrument Systems Inc.
 Consolidated Statement of Shareholders' Investment (continued)



                                                                   Net Un-
                                                                   realized
                                                                   Gain on
               Common                                              Avail-
               Stock,   Capital in                    Cumulative   able-for-
 (In thou-     $.10 Par Excess of   Retained Treasury Translation  sale In-
 sands)        Value    Par Value  Earnings  Stock    Adjustment   vestments
 ---------------------------------------------------------------------------
 Net income          -           -    60,220         -         -          -
 Issuance of
  stock under
  employees'
  and directors'
  stock plans        4        (785)        -     3,114         -          -
 Tax benefit
  related to
  employees'
  and directors'
  stock plans        -       1,120         -         -         -          -
 Conversions of
  convertible
  obligations      104      13,727         -         -         -          -
 Effect of change
  in accounting
  principle
  (Note 2)           -          -          -         -         -      1,885
 Change in net
  unrealized loss
  on available-
  for-sale
  investments
  (Note 2)           -          -          -         -         -     (1,542)
 Cumulative
  translation
  adjustment         -          -          -         -     4,861          -
              --------   --------   --------  --------  --------   --------

 Balance
   December 31,
   1994       $  4,816   $233,765   $212,584  $(12,736) $  1,991   $    343
              ========   ========   ========  ========  ========   ========

 The accompanying notes are an integral part of these consolidated financial statements.







                                      9PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements

 1.   Summary of Significant Accounting Policies

 Relationship with Thermo Electron Corporation
 Thermo Instrument Systems Inc. (the Company) was incorporated on May 28, 1986, as a wholly owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of December 31, 1994, Thermo Electron owned 39,634,271 shares of the Company's common stock, representing 83% of such stock outstanding.

 Principles of Consolidation
 The accompanying financial statements include the accounts of the Company, its wholly owned subsidiaries, and its 86%-owned subsidiary, ThermoSpectra Corporation (ThermoSpectra). All material intercompany accounts and transactions have been eliminated. The Company accounts for investments in businesses in which it owns between 20% and 50% using the equity method (Note 3).

 Fiscal Year
 The Company has adopted a fiscal year ending the Saturday nearest December
 31. References to 1994, 1993, and 1992 are for the fiscal years ended December 31, 1994, January 1, 1994, and January 2, 1993, respectively. Fiscal years 1994 and 1993 each included 52 weeks; 1992 included 53 weeks.

 Revenue Recognition
 For substantially all of its operations, the Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $15,421,000 in 1994, $23,218,000 in 1993, and $27,448,000 in 1992. Revenues earned on contracts in process in excess of billings are classified as "Unbilled contract costs and fees" in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

 Gain on Issuance of Stock by Subsidiary
 At the time a subsidiary sells its stock to third parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain.

 If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased either by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares.

 Income Taxes
 The Company and Thermo Electron have a tax allocation agreement under which the Company is included in the consolidated federal and state income tax returns filed by Thermo Electron. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron

                                      10PAGE

 Thermo Instrument Systems Inc.


 amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. In years in which the Company incurs a loss, Thermo Electron will reimburse the Company the amount the Company would have received if it had filed separate tax returns. If Thermo Electron's equity ownership of the Company were to drop below 80%, the Company would be required to file its own income tax returns. As of December 31, 1994, the Company owed $11,275,000 to Thermo Electron for estimated federal and state income tax payments. This amount is included in "Accrued income taxes" in the accompanying 1994 balance sheet.

 In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

 Earnings per Share
 Primary earnings per share have been computed based on the weighted average number of shares outstanding during the year. Because the effect of the exercise of stock options would be immaterial, they have been excluded from the primary earnings per share calculation. Fully diluted earnings per share assumes the exercise of stock options and conversion of the Company's dilutive convertible obligations and elimination of the related interest expense.

 Stock Split
 All share and per share information was restated in 1993 to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, which was distributed in July 1993.

 Cash and Cash Equivalents
 As of December 31, 1994, $65,955,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of December 31, 1994, the Company's cash equivalents also include investments in short-term certificates of deposit of the Company's foreign subsidiaries, which have an original maturity of three months or less. Cash and cash equivalents are carried at cost, which equals fair market value at year-end 1994 and 1993.

 Available-for-sale Investments
 Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 2, 1994, the Company's debt and marketable equity securities are accounted for at market value (Note 2). Prior to 1994, these investments were carried at the lower of cost or market value. The fair market value of investments is determined based on quoted market prices for those investments.



                                      11PAGE

 Thermo Instrument Systems Inc.


 Inventories
 Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

 (In thousands)                                              1994      1993
 --------------------------------------------------------------------------
 Raw materials and supplies                              $ 65,441  $ 53,322
 Work in process                                           27,879    22,356
 Finished goods                                            28,033    21,874
                                                         --------  --------
                                                         $121,353  $ 97,552
                                                         ========  ========

 Property, Plant and Equipment
 The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings -- 20 to 40 years, machinery and equipment -- 3 to 10 years, and leasehold improvements -- the shorter of the term of the lease or the life of the asset. Property, plant and equipment consist of the following:

 (In thousands)                                              1994      1993
 --------------------------------------------------------------------------
 Land                                                    $ 23,374  $ 22,015
 Buildings                                                 76,789    69,302
 Machinery, equipment and leasehold improvements           70,744    69,155
                                                         --------  --------
                                                          170,907   160,472
 Less: Accumulated depreciation and amortization           43,983    39,185
                                                         --------  --------
                                                         $126,924  $121,287
                                                         ========  ========

 Patents and Other Assets
 "Patents and other assets" in the accompanying balance sheet includes the costs of acquired trademarks, patents, and other specifically identifiable intangible assets. These assets are amortized using the straight-line method over their estimated useful lives, which range from 4 to 15 years. These assets were $17,032,000 and $18,056,000, net of accumulated amortization of $10,501,000 and $7,937,000, at year-end 1994 and 1993, respectively.

 Cost in Excess of Net Assets of Acquired Companies
 The excess of cost over the fair value of net assets of acquired businesses is amortized using the straight-line method over 40 years. Accumulated amortization was $28,245,000 and $19,780,000 at year-end 1994 and 1993, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset.

 Foreign Currency
 All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS

                                      12PAGE

 Thermo Instrument Systems Inc.


 No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

 Presentation
 Certain amounts in 1993 and 1992 have been reclassified to conform to the 1994 financial statement presentation.


 2.   Available-for-sale Investments

 Effective January 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, the Company's debt and marketable equity securities are considered "Available-for-sale investments" in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain on available-for-sale investments." "Effect of change in accounting principle" in the accompanying statement of shareholders' investment represents the unrealized gain, net of related tax effects, pertaining to available-for-sale investments held by the Company on January 2, 1994.

 Available-for-sale investments in the accompanying 1994 balance sheet represent investments in corporate bonds of $13,027,000 with contractual maturities of one year or less and $2,904,000 with contractual maturities of more than one year through five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable either the Company and/or the issuer to redeem these securities at an earlier date. The difference between the market value and the cost basis of available-for-sale investments at December 31, 1994, was $546,000, which represents gross unrealized gains of $607,000 and gross unrealized losses of $61,000 on those investments.

 The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains recorded in the accompanying statement of income. Gain on sale of investments in 1994 resulted from gross realized gains relating to the sale of available-for-sale investments.


 3.   Joint Venture

 Effective April 4, 1994, the Company formed an environmental services joint venture with Thermo Process Systems Inc. (Thermo Process), another public subsidiary of Thermo Electron. The joint venture operates under the name Thermo Terra Tech. The Company contributed the analytical laboratories and the nuclear health physics and environmental science and engineering services businesses that comprised its Services segment. Thermo Process contributed its environmental laboratory business, which specializes in fast-response testing of petroleum-contaminated soils and groundwater, and approximately $31 million in cash and short-term investments.

 The Company owns 49% of Thermo Terra Tech and accounts for its interest in the joint venture using the equity method. Under the terms of the joint

                                      13PAGE

 Thermo Instrument Systems Inc.


 venture agreement, 66.67% of income earned by the joint venture after April 4, 1994, will be allocated to the Company until the first to occur of (a) the joint venture has accumulated $5.1 million in net profits, (b) April 1, 1995, or (c) the date on which at least 70% of Thermo Process' cash contribution to the joint venture is first invested in one or more additional businesses. Thereafter, the Company's share of the joint venture's income will be 49%. The Company recorded $2,965,000 of income in 1994 related to its investment in Thermo Terra Tech, which is included in "Equity in income of unconsolidated subsidiaries, net" in the accompanying statement of income.


 4.   Acquisitions and Disposition

 In March 1994, the Company acquired several businesses within the EnviroTech Measurements & Controls group of Baker Hughes Incorporated (Baker Hughes) for a purchase price of $89.7 million in cash. The Company acquired the EnviroTech Controls, NORAN Instruments (NORAN), TN Technologies, and Tremetrics businesses, which collectively design, manufacture, and market a variety of process control, process measurement, and laboratory analytical products for use in a wide range of industrial, energy, environmental, and research applications. The Company contributed the assets acquired and liabilities assumed from NORAN to the Company's ThermoSpectra subsidiary. During 1994, the Company made several other acquisitions for an aggregate $11.2 million in cash.

 In February 1993, the Company acquired Spectra-Physics Analytical, a manufacturer of liquid chromatography and capillary electrophoresis analytical instruments, for $67.3 million in cash. The Company funded the acquisition of Spectra-Physics Analytical through the issuance of a $69 million promissory note to Thermo Electron that was repaid in May 1993. During 1993, the Company made several other acquisitions for an aggregate $35.6 million in cash. The Company funded these acquisitions through the issuance of a $20 million promissory note to Thermo Electron that was repaid in 1993, and through short-term borrowings from Thermo Electron.

 These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by approximately $111 million, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in fiscal 1994, is subject to adjustment.

 Effective April 5, 1993, the Company sold the biomedical instruments products business of its Nicolet Instrument Corporation subsidiary (Nicolet Biomedical) to Thermo Electron for $67.9 million in cash. The results of operations of Nicolet Biomedical have been excluded from the accompanying financial statements as of April 5, 1993.

 Based on unaudited data, the following table presents selected financial information for the Company (excluding Nicolet Biomedical), the EnviroTech Measurements & Controls group of Baker Hughes, and Spectra-Physics Analytical on a pro forma basis, assuming the companies had been combined since the beginning of 1993. The effect on the Company's financial


                                      14PAGE

 Thermo Instrument Systems Inc.


 statements of the acquisitions not included in the pro forma data was not significant.

 (In thousands except per share amounts)                    1994       1993
 --------------------------------------------------------------------------
 Revenues                                                $683,871  $720,633
 Net income                                                58,413    33,367
 Earnings per share:
   Primary                                                   1.24       .74
   Fully diluted                                             1.14       .72

 The pro forma information includes the historical results for the environmental services businesses that comprised the Company's Services segment (Note 3). The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made at the beginning of 1993.

 "Effect of purchase of Nicolet shares from parent company" in the accompanying statement of shareholders' investment represents the difference between the purchase price of Nicolet Instrument Corporation (Nicolet) shares that were acquired by Thermo Electron in the open market prior to the Company's tender offer of Nicolet in 1992 and the cash tender offer price. Due to the related party nature of this purchase from Thermo Electron, the excess of the purchase price paid by the Company over the original purchase price paid by Thermo Electron was reflected as a reduction in retained earnings. "Effect of sale of Nicolet Biomedical" in the accompanying statement of shareholders' investment represents the portion that relates to Nicolet Biomedical.

 "Other accrued expenses" in the accompanying balance sheet includes approximately $17 million and $25 million at year-end 1994 and 1993, respectively, for estimated severance, relocation, and other reserves associated with acquisitions.


 5.   Stock-based Compensation Plans

 The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1986, permit the grant of nonqualified and incentive stock options. A third plan, adopted in 1993, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from four to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than fair market value of the Company's stock on the date of grant. Generally, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1991, that provides for the grant

                                      15PAGE

 Thermo Instrument Systems Inc.


 of stock options to nonemployee directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron or its majority-owned subsidiaries.

 No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. A summary of the Company's stock option information is as follows:

                        1994                1993                1992
                 ------------------  ------------------  ------------------
                            Range of            Range of           Range of
 (In thousands   Number       Option Number       Option  Number     Option
 except per          of       Prices     of       Prices      of     Prices
 share amounts)  Shares    per Share Shares    per Share Shares   per Share
 --------------------------------------------------------------------------
 Options out-
   standing,
   beginning
   of year       1,894 $ 5.35-$33.80 1,067 $ 3.33-$23.30 1,498 $ 3.33-$16.42
     Granted       397  28.28- 31.08 1,185  23.70- 33.80   216  15.25- 23.30
     Exercised    (188)  5.35- 23.70  (295)  3.33- 16.99  (591)  3.33- 15.32
     Lapsed or
       cancelled   (77)  5.35- 31.28   (63)  5.35- 23.70   (56)  5.35- 16.99
                 -----               -----               -----
 Options out-
   standing, end
   of year       2,026 $ 6.17-$33.80 1,894 $ 5.35-$33.80 1,067 $ 3.33-$23.30
                 =====               =====               =====
 Options
   exercisable   2,022 $ 6.17-$33.80 1,889 $ 5.35-$31.28 1,020 $ 3.33-$16.89
                 =====               =====               =====
 Options avail-
   able for grant  835               1,155                 135
                 =====               =====               =====


 6.  Common Stock

 At December 31, 1994, the Company had reserved 12,341,714 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's convertible obligations.


 7.  Employee Benefit Plans

 Employee Stock Purchase Plan
 Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase plan sponsored by the Company. Under this plan, shares of the Company's and Thermo Electron's common stock may be purchased at the end of a 12-month plan year at 85% of the fair market value at the beginning of the plan year, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross
                                      16PAGE

 Thermo Instrument Systems Inc.


 wages. During 1994, 1993, and 1992, the Company issued 51,800 shares, 101,273 shares, and 66,426 shares of its common stock, respectively, under this plan.

 401(k) Savings Plan and Employee Stock Ownership Plan
 The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan and employee stock ownership plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $2,774,000, $2,239,000, and $1,728,000 in 1994,
 1993, and 1992, respectively.

 Postemployment Benefits
 The Company provides certain postemployment benefits to former or inactive employees. Effective January 2 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires the recognition of the cost of postemployment benefits if certain criteria are met and the amount of benefits can be reasonably estimated. The adoption of this statement did not have a material impact on the Company's financial statements.


 8.  Income Taxes

 The components of income before provision for income taxes and minority interest expense are as follows:

 (In thousands)                                  1994      1993      1992
 -------------------------------------------------------------------------
 Domestic                                      $81,454   $61,254   $49,225
 Foreign                                        18,040    17,619     7,940
                                               -------   -------   -------
                                               $99,494   $78,873   $57,165
                                               =======   =======   =======

 The components of the provision for income taxes are as follows:

 (In thousands)                                  1994      1993      1992
 ------------------------------------------------------------------------
 Currently payable:
   Federal                                     $18,076   $14,196   $10,625
   State                                         5,936     4,008     3,028
   Foreign                                       7,977     6,909     3,791
                                               -------   -------   -------
                                                31,989    25,113    17,444
                                               -------   -------   -------

 Net deferred (prepaid):
   Federal                                       6,219     6,691     5,694
   State                                         1,292     1,147      (292)
   Foreign                                        (338)    1,158     1,189
                                               -------   -------   -------
                                                 7,173     8,996     6,591
                                               -------   -------   -------
                                               $39,162   $34,109   $24,035
                                               =======   =======   =======

                                      17PAGE

 Thermo Instrument Systems Inc.


 The provision for income taxes that is currently payable does not reflect $1,120,000, $1,815,000, and $1,631,000 of tax benefits allocated to
 "Capital in excess of par value" in 1994, 1993, and 1992, respectively, or $1,150,000 and $3,060,000 of tax benefits used to reduce "Cost in excess of net assets of acquired companies" in 1993 and 1992, respectively.

 "Provision for income taxes" in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% in 1994 and 1993 and 34% in 1992 to income before provision for income taxes and minority interest expense due to the following:

 (In thousands)                                  1994      1993      1992
 -------------------------------------------------------------------------
 Provision for income taxes at statutory rate  $34,823   $27,606   $19,436
 Increases (decreases) resulting from:
   State income taxes, net of federal tax        4,698     3,351     1,806
   Net foreign losses not benefited and tax
     rate differential                             817     1,330     2,223
   Tax benefit of foreign sales corporation     (1,602)   (1,134)     (988)
   Amortization of cost in excess of net
     assets of acquired companies                2,135     2,338     1,139
   Gain on issuance of stock by subsidiary      (2,264)        -         -
   Nondeductible expenses                          427       585       159
   Other, net                                      128        33       260
                                               -------   -------   -------
                                               $39,162   $34,109   $24,035
                                               =======   =======   =======

 "Deferred income taxes" and "Prepaid income taxes" in the accompanying balance sheet consist of the following:

 (In thousands)                                  1994      1993
 ---------------------------------------------------------------
 Deferred income taxes:
   Depreciation                                $13,321   $14,116
   Intangible assets                             5,490     4,402
   Other                                         2,536     1,024
                                               -------   -------
                                               $21,347   $19,542
                                               =======   =======
 Prepaid income taxes:
   Reserves and other accruals                 $10,588   $12,497
   Inventory basis difference                   10,412     6,462
   Accrued compensation                          4,460     3,956
   Allowance for doubtful accounts               3,399     2,660
   Net operating loss and tax
    credit carryforwards                         2,377     2,262
   Other, net                                    1,078        41
                                               -------   -------
                                                32,314    27,878
   Less: Valuation allowance                     3,781     3,666
                                               -------   -------
                                               $28,533   $24,212
                                               =======   =======

 The year-end 1994 valuation allowance reserves for the uncertainty surrounding the realization of $1,406,000 of certain state tax-deferred

                                      18PAGE

 Thermo Instrument Systems Inc.


 assets and $2,375,000 for federal net operating loss and tax credit carryforwards, the realization of which is limited to the future income of certain subsidiaries. The net operating loss and tax credit carryforwards expire in the years 2002 through 2005, and the resulting benefit will be used to reduce "Cost in excess of net assets of acquired companies."

 A provision has not been made for U.S. or additional foreign taxes on $39 million of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial due to available U.S. foreign tax credits.


 9.   Commitments and Contingencies

 Operating Leases
 The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $9,028,000, $8,172,000, and $5,893,000 in 1994, 1993, and 1992, respectively. Future minimum payments due under noncancellable operating leases at December 31, 1994, are $7,791,000 in 1995; $6,136,000 in 1996; $4,581,000 in 1997; $3,668,000 in
 1998; $2,673,000 in 1999; and $10,159,000 in 2000 and thereafter. Total future minimum lease payments are $35,008,000.

 Litigation
 The Company is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material effect upon the financial position of the Company or its results of operations.


 10.  Related Party Transactions

 Corporate Services Agreement
 The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.25% of the Company's revenues in fiscal 1994 and 1993. Prior to 1993, the Company paid an annual fee equal to 1% of the Company's revenues. Beginning in fiscal 1995, the Company will pay an annual fee equal to 1.20% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $8,277,000, $7,302,000, and $4,232,000 in 1994, 1993, and 1992,
 respectively. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

                                      19PAGE

 Thermo Instrument Systems Inc.


 Repurchase Agreement
 The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

 Short-term Investments
 At December 31, 1994, the Company's available-for-sale investments included $2,904,000 (amortized cost of $2,298,000) of 6 1/2% subordinated convertible debentures due 1998, which were purchased on the open market for $2,297,000. The debentures have a par value of $2,323,000 and were issued by Thermedics Inc. (Thermedics), which is a majority-owned subsidiary of Thermo Electron, and are guaranteed on a subordinated basis by Thermo Electron. During 1994, the Company sold $4,000,000 par value of the Thermedics debentures for net proceeds of $5,890,000, which resulted in a gain of $2,000,000.

 Long-term Obligations
 See Note 11 for long-term obligations of the Company held by Thermo
 Electron.


 11.  Short- and Long-term Obligations

 Short-term Obligations
 "Notes payable" in the accompanying balance sheet represent bank borrowings at several of the Company's foreign subsidiaries. The weighted average interest rate for these borrowings was 5.83% and 6.53% at year-end 1994 and 1993, respectively.

 Long-term Obligations
 Long-term obligations of the Company are as follows:

 (In thousands except per share amounts)                     1994      1993
- ---------------------------------------------------------------------------
 3 3/4% Senior convertible note, due 2000,
   convertible at $31.75 per share (a)                   $140,000  $140,000
 3 3/4% Senior convertible debentures, due 2000,
   convertible at $31.75 per share (b)                     70,000    70,000
 7% Subordinated convertible note, due 1996,
   convertible at $4.44 per share (a)                       1,334     2,734
 6 5/8% Subordinated convertible debentures, due 2001,
   convertible at $17.58 per share (c)                     36,862    49,569
 10.23% Mortgage loan secured by property with a net
   book value of $16,564, payable in monthly
   installments with final payment in 2004                 10,855    11,536
 8 5/8% Note, payable in semi-annual installments,
   due 1999                                                     -     8,000
 Other                                                      6,276    11,176
                                                         --------  --------
                                                          265,327   293,015
 Less: Current maturities of long-term obligations          1,768     6,854
                                                         --------  --------
                                                         $263,559  $286,161
                                                         ========  ========

 (a)  Represents an obligation to Thermo Electron.
 (b)  Guaranteed on a senior basis by Thermo Electron.
 (c)  Guaranteed on a subordinated basis by Thermo Electron.


                                      20PAGE

 Thermo Instrument Systems Inc.


 In lieu of issuing shares of the Company's common stock upon conversion of the 3 3/4% senior convertible debentures due 2000, the Company has the option to pay holders of the debentures cash equal to the weighted average market price of the Company's common stock on the trading date prior to conversion.

 During 1994, 1993, and 1992, convertible obligations of $14,107,000, $37,371,000, and $9,635,000, respectively, were converted into common stock of the Company.

 The annual requirements for long-term obligations are as follows:

 (In thousands)
 --------------------------------------------------------------------------
 1995                                                              $  1,768
 1996                                                                 2,576
 1997                                                                 1,337
 1998                                                                 1,429
 1999                                                                 1,356
 2000 and thereafter                                                256,861
                                                                   --------
                                                                   $265,327
                                                                   ========

 Based on quoted market prices and on borrowing rates currently available to the Company for debt of the same remaining maturities, the fair market value of the Company's long-term obligations at December 31, 1994 and January 1, 1994 was approximately $320 million and $389 million, respectively.


 12.  Transactions in Stock of Subsidiary

 In 1994, the Company's ThermoSpectra subsidiary sold 1,505,000 shares of its common stock in private placements at $10.00 per share. Net proceeds from the private placements were $13,993,000, resulting in a gain of $6,469,000. At year-end 1994, the Company owned 86% of ThermoSpectra's outstanding common stock.


















                                      21PAGE

 Thermo Instrument Systems Inc.


 13.  Industry Segment and Geographical Data
 --------------------------------------------------------------------------
 The Company's principal business consists of developing, manufacturing, and marketing analytical and environmental monitoring instruments. Prior to April 4, 1994, the Company also provided environmental services including laboratory-based testing, nuclear health physics, and environmental science and engineering services. These services are now being provided by the Thermo Terra Tech joint venture in which the Company has a 49% equity interest (Note 3). Financial information pertaining to these segments is set forth in the following table:

 (In thousands)                               1994        1993        1992
 -------------------------------------------------------------------------
 Revenues:
   Instruments                           $  650,114  $  529,279 $  368,533
   Services                                  12,195      55,162     54,910
   Intersegment sales elimination (a)          (122)       (265)      (244)
                                         ----------  ---------- ----------
                                         $  662,187  $  584,176 $  423,199
                                         ==========  ========== ==========

 Operating income:
   Instruments                           $  107,400  $   92,466 $   60,089
   Services                                     801       4,321      3,284
   Corporate (b)                            (10,239)     (7,303)    (4,232)
                                         ----------  ---------- ----------
                                         $   97,962  $   89,484 $   59,141
                                         ==========  ========== ==========

 Identifiable assets:
   Instruments                           $  841,859  $  679,151 $  619,865
   Services                                       -      40,444     40,013
   Corporate (c)                            170,058     171,546     26,547
                                         ----------  ---------- ----------
                                         $1,011,917  $  891,141 $  686,425
                                         ==========  ========== ==========

 Depreciation and amortization:
   Instruments                           $   22,070  $   18,741 $   11,588
   Services                                     740       1,978      2,092
                                         ----------  ---------- ----------
                                         $   22,810  $   20,719 $   13,680
                                         ==========  ========== ==========

 Capital expenditures:
   Instruments                           $    7,400  $    6,747 $    4,901
   Services                                     790       2,316      1,637
                                         ----------  ---------- ----------
                                         $    8,190  $    9,063 $    6,538
                                         ==========  ========== ==========

 Export revenues included above (d):
   Europe                                $   70,903  $   72,161 $   47,585
   Other                                     82,661      63,327     40,466
                                         ----------  ---------- ----------
                                         $  153,564  $  135,488 $   88,051
                                         ==========  ========== ==========

                                      22PAGE

 Thermo Instrument Systems Inc.


 (In thousands)                               1994        1993        1992
 -------------------------------------------------------------------------
 Foreign operations included above:
   Revenues:
     Germany                             $   77,535  $   57,507 $   49,109
     Other Europe                            85,980      59,110     41,891
     Other                                   36,922      29,391     17,723
                                         ----------  ---------- ----------
                                         $  200,437  $  146,008 $  108,723
                                         ==========  ========== ==========

   Operating income:
     Germany                             $    3,168  $    4,116 $    3,363
     Other Europe                            10,502       7,572      4,246
     Other                                    7,672       6,317        260
                                         ----------  ---------- ----------
                                         $   21,342  $   18,005 $    7,869
                                         ==========  ========== ==========

   Identifiable assets:
     Germany                             $  114,536  $  100,042 $   73,665
     Other Europe                           100,548      81,068     58,772
     Other                                   37,947      32,807     30,334
                                         ----------  ---------- ----------
                                         $  253,031  $  213,917 $  162,771
                                         ==========  ========== ==========

 (a) Intersegment sales are accounted for at prices that are representative of transactions with unaffiliated parties.
 (b) Primarily corporate general and administrative expenses.
 (c) Primarily cash, cash equivalents, short-term investments, and the Company's investment in the Thermo Terra Tech joint venture.
 (d) In general, export sales are denominated in U.S. dollars.


 14.  Subsequent Events

 Potential Acquisition
 On March 1, 1995, the Company entered into an Asset and Stock Purchase Agreement (the Agreement) with Fisons plc (Fisons) under which the Company agreed to acquire the Scientific Instruments Division (the Division) of Fisons for 202 million British pounds sterling. The Division is principally composed of operations that are involved in the research, development, manufacture, and sale of analytical instruments to industrial and research laboratories worldwide. For the fiscal year ended December 31, 1994, the Division had unaudited revenues of approximately 262 million British pounds sterling and an unaudited net loss of approximately 19 million British pounds sterling. Consummation of the acquisition is subject to several conditions, including approval by Fisons shareholders, regulatory approvals, consent of certain third parties, and customary conditions to closing. The Company intends to fund the purchase price from available cash and through borrowings from Thermo Electron. Thermo Electron has guaranteed the obligations of the Company under the Agreement. The purchase price is subject to a post-closing adjustment based on the net asset value of the Division as of the closing date.



                                      23PAGE

 Thermo Instrument Systems Inc.


 Stock Split
 In February 1995, the Company declared a three-for-two stock split in the form of a 50% stock dividend, payable on April 14, 1995, to shareholders of record as of March 31, 1995. Common shares outstanding as of December 31, 1994, on a pro forma basis to reflect the stock split would have been 71,208,539 shares. The following table presents other selected financial data on a pro forma basis to reflect the stock split.

 (In thousands except per share amounts)         1994      1993      1992
 ------------------------------------------------------------------------
 Earnings per share:
  Primary                                        $.85      $.66      $.51
  Fully diluted                                  $.78      $.63      $.49

 Weighted average shares:
  Primary                                      70,538    67,364    64,892
  Fully diluted                                84,898    77,797    75,303

 Financial results for 1994 and prior periods will be restated in the first quarter of 1995 to reflect the stock split.





































                                      24PAGE

 Report of Independent Public Accountants
 --------------------------------------------------------------------------

 To the Shareholders and Board of Directors of Thermo Instrument Systems Inc.:

 We have audited the accompanying consolidated balance sheets of Thermo Instrument Systems Inc. (a Delaware corporation and 83%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of December 31, 1994 and January 1, 1994, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Instrument Systems Inc. and subsidiaries as of December 31, 1994 and January 1, 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

 As discussed in Note 2 to the consolidated financial statements, effective January 2, 1994, the Company changed its method of accounting for investments in debt and marketable equity securities.



                                            Arthur Andersen LLP



 Boston, Massachusetts
 February 10, 1995
 (Except with respect to the matters discussed in Note 14 as to which the date is March 1, 1995)










                                      25PAGE

 Thermo Instrument Systems Inc.


 Management's Discussion and Analysis of Financial Condition and Results of Operations
 --------------------------------------------------------------------------

 Results of Operations

 The Company's revenues were $662.2 million in 1994, compared with $584.2 million in 1993 and $423.2 million in 1992. Instruments segment revenues increased 23% to $650.1 million in 1994, compared with the 44% increase reported in 1993. The increase was due to acquisitions, which added revenues of approximately $125 million in 1994 and $147 million in 1993. The Company's acquisitions included several businesses within the EnviroTech Measurements & Controls group of Baker Hughes Incorporated (Baker Hughes) in March 1994, the radiation safety measurement products and radiometry process control divisions of FAG Kugelfischer Georg Shafer AG in October 1993, Spectra-Physics Analytical in February 1993, and Gamma-Metrics in January 1993. The 1993 and 1992 results included $12.6 million and $20.2 million, respectively, in revenues from the biomedical instruments products business of the Company's Nicolet Instrument Corporation subsidiary (Nicolet Biomedical), which was sold to Thermo Electron Corporation (Thermo Electron) effective April 5, 1993. Services segment revenues were $12.2 million for the three-month period ended April 2, 1994, $55.2 million in 1993, and $54.9 million in 1992. Effective April 4, 1994, the Company contributed the businesses that comprised its Services segment to Thermo Terra Tech in exchange for a 49% ownership interest in that joint venture. As a result, the Services segment operations are no longer consolidated in the Company's financial statements (see Note 3 to Consolidated Financial Statements).

 The gross profit margin increased to 48% in 1994 from 47% in 1993 and 45% in 1992. The increase in 1994 reflects the transfer of the lower-margin businesses that comprised the Company's Services segment to the Thermo Terra Tech joint venture as discussed above. The gross profit margin for the Instruments segment remained relatively unchanged at 48% in 1994 and 49% in both 1993 and 1992. The gross profit margin for the Services segment decreased one percentage point in 1994 to 22% and improved three percentage points in 1993. The improvement in 1993 was due to cost reductions in the Company's engineering services business and greater revenues contributed by the higher-margin environmental laboratory and infrastructure business.

 Selling, general and administrative expenses as a percentage of revenues increased to 26.6% in 1994 from 25.4% in 1993, and 25.1% in 1992. The increases resulted primarily from higher costs as a percentage of revenues at acquired businesses.

 Research and development expenses were 6.6% of Instruments segment revenues in 1994, compared with 6.5% in 1993 and 7.1% in 1992. Research and development expenses declined in 1993 primarily due to the Company's completion of the development of its Magna-IR (TM) and Quantum (TM) products, which were introduced by the Company's Nicolet and Finnigan subsidiaries, respectively.

 Interest income was $5.9 million in 1994, $3.6 million in 1993, and $7.0 million in 1992. The increase in 1994 was primarily a result of interest income earned on the net proceeds from the issuance of 3 3/4% senior



                                      26PAGE

 Thermo Instrument Systems Inc.


 convertible obligations in September 1993, offset in part by the cash used to purchase several businesses within the EnviroTech Measurements & Controls group of Baker Hughes in the first quarter of 1994. The decrease in 1993 was primarily a result of lower average balances of short-term investments due to the cash expended for the acquisition of Nicolet Instrument Corporation in August 1992, offset in part by interest income earned on the net proceeds from the issuance of the 3 3/4% senior convertible obligations in September 1993. Interest expense increased to $15.8 million in 1994 from $14.4 million in 1993 and $11.4 million in 1992 due primarily to the issuance of the 3 3/4% senior convertible obligations in September 1993, offset in part by a reduction in interest expense as a result of the repayment in the third quarter of 1993 of debt incurred in connection with acquisitions.

 As a result of the sale of stock by its ThermoSpectra Corporation subsidiary (ThermoSpectra), the Company recorded a gain of $6.5 million in 1994. The gain represents an increase in the Company's proportionate share of the subsidiary's equity and is classified as "Gain of issuance of stock by subsidiary" in the accompanying 1994 statement of income. "Gain on sale of investments" in the accompanying 1994 statement of income resulted from the sale of a portion of the Company's investment in Thermedics Inc. (Thermedics) convertible debentures. Thermedics is a majority-owned subsidiary of Thermo Electron. "Gain on sale of investments" in the accompanying 1992 statement of income resulted from the partial liquidation of the Company's short-term investments. The proceeds from the sale of the short-term investments were used to reduce borrowings from Thermo Electron.

 "Equity in income of unconsolidated subsidiaries, net" in 1994 primarily represents the Company's portion of the results of Thermo Terra Tech (see
 Note 3 to Consolidated Financial Statements).

 The effective tax rate was 39% in 1994, 43% in 1993, and 42% in 1992. These rates exceeded the statutory federal income tax rate primarily due to nondeductible amortization of cost in excess of net assets of acquired companies, the inability to provide a tax benefit on losses incurred at certain foreign subsidiaries, and the impact of state income taxes. The effective tax rate decreased in 1994 from 1993 due primarily to the nontaxable gain on the issuance of stock by the Company's ThermoSpectra subsidiary.

 Net income increased 35% in 1994 to a record $60.2 million, following a 35% increase in 1993. Primary earnings per share grew 28% to $1.28 in 1994, compared with a 30% increase in 1993.

 Liquidity and Capital Resources

 Consolidated working capital at December 31, 1994, was $230.3 million, compared with $238.1 million at January 1, 1994, a decrease of $7.8 million. Included in working capital are cash, cash equivalents, and short-term investments of $168.9 million at December 31, 1994, and $183.6 million at January 1, 1994. Of the $168.9 million balance at December 31, 1994, $19.3 million was held by the Company's ThermoSpectra subsidiary and $149.6 million by the Company and its wholly owned subsidiaries. Cash provided by operations in 1994 was $80.8 million. During 1994, the Company expended $100.9 million for acquisitions. In 1994, the Company's ThermoSpectra subsidiary sold 1,505,000 shares of its common stock in private placements for net proceeds of $14.0 million.


                                      27PAGE

 Thermo Instrument Systems Inc.


 In 1995, the Company plans to make expenditures for property, plant and equipment of approximately $11 million. The Company plans to make these expenditures from working capital. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.

 The Company has historically complemented internal development with acquisitions of businesses or technologies that extend the Company's presence in current markets or provide opportunities to enter and compete effectively in new markets. The Company will consider making acquisitions of such companies, product lines, or technologies that are consistent with its plans for strategic growth. On March 1, 1995, the Company entered into an agreement to acquire the Scientific Instruments Division of Fisons plc for 202 million British pounds sterling, subject to a post-closing adjustment. The purchase price will be funded from available cash and through borrowings from Thermo Electron (see Note 14 to Consolidated Financial Statements).






































                                      28PAGE

 Thermo Instrument Systems Inc.


 Selected Financial Information

 (In thousands except
 per share amounts)   1994(a)     1993(c)     1992(d)     1991(e)      1990
 --------------------------------------------------------------------------
 Statement of
  Income Data:
   Revenues        $  662,187  $  584,176  $  423,199 $  338,747  $  285,384
   Income before
    provision for
    income taxes       99,382      78,873      57,165     43,573      32,515
   Net income          60,220      44,764      33,130     24,837      18,915
   Earnings per
    share:
     Primary             1.28        1.00         .77        .61         .49
     Fully diluted       1.18         .94         .74        .58         .47

 Balance Sheet
  Data:
   Working capital $  230,306  $  238,053  $   68,412 $  197,391  $   63,372
   Total assets     1,011,917     891,141     686,425    497,959     376,148
   Long-term
    obligations       263,559     286,161     170,092    123,476      64,171
   Shareholders'
    investment        440,763     358,055     272,723    250,954     184,140

 Quarterly Information (Unaudited)
 (In thousands except per share amounts)

 1994                                 First    Second(a) Third(b)  Fourth(b)
 ---------------------------------------------------------------------------
 Revenues                             $159,782  $162,615  $161,580  $178,210
 Gross profit                           75,372    78,787    77,565    85,629
 Net income                             12,852    14,084    15,104    18,180
 Earnings per share:
   Primary                                 .28       .30       .32       .38
   Fully diluted                           .26       .28       .29       .35

 1993                                First(c)  Second(c) Third(c)    Fourth
 --------------------------------------------------------------------------
 Revenues                             $149,748  $140,415  $136,511  $157,502
 Gross profit                           69,106    65,309    63,153    74,576
 Net income                              9,849    10,506    11,223    13,186
 Earnings per share:
   Primary                                 .22       .24       .25       .29
   Fully diluted                           .22       .23       .24       .27


 (a) Reflects the March 1994 acquisition of several businesses within the EnviroTech Measurements & Controls group of Baker Hughes Incorporated, and the formation of the Thermo Terra Tech joint venture, effective April 4, 1994.
 (b) Results include nontaxable gains of $3,284,000 and $3,185,000 in the third and fourth quarters, respectively, from the issuance of stock by subsidiary.
 (c) Reflects the February 1993 acquisition of Spectra-Physics Analytical, the April 1993 sale of the Company's biomedical instruments products business of its Nicolet Instrument Corporation subsidiary, and the

                                      29PAGE

 Thermo Instrument Systems Inc.


     September 1993 issuance of $210,000,000 aggregate principal amount of 3 3/4% senior convertible obligations due 2000.
 (d) Reflects the August 1992 acquisition of Nicolet Instrument Corporation.
 (e) Reflects the issuance of $101,250,000 aggregate principal amount of 6 5/8% subordinated convertible obligations due 2001.




















































                                      30PAGE

 Thermo Instrument Systems Inc.


 Common Stock Market Information

 The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol THI) for 1994 and 1993. Prices were restated in 1993 to reflect a three-for-two stock split effected in July 1993.

                       1994                            1993
               --------------------           ----------------------
 Quarter         High         Low               High           Low
 -------------------------------------------------------------------
 First         $34 3/4      $28 1/4           $28 2/3        $23
 Second         31 7/8       27 1/8            27 3/8         24 1/3
 Third          32 1/4       27 1/2            29 7/8         25 1/2
 Fourth         31 7/8       28 5/8            34 7/8         28 1/4

 As of January 27, 1995, the Company had 2,858 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 27, 1995, was $31 per share.

 Stock Transfer Agent

 American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuances of stock certificates, changes of ownership, lost stock certificates, and changes of address. For these and similar matters, please direct inquires to:

      American Stock Transfer & Trust Company
      Shareholder Services Department
      40 Wall Street, 46th Floor
      New York, New York 10005
      (718) 921-8200

 Shareholder Services

 Shareholders of Thermo Instrument Systems Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Instrument Systems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, by letter or telephone at (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly and annual reports as quickly as possible. If you would like your name added to the mailing list, please notify this office.

 Dividend Policy

 The Company has never paid cash dividends because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.





                                      31PAGE

 Thermo Instrument Systems Inc.


 Form 10-K Report

 A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Instrument Systems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

 Annual Meeting

 The annual meeting of shareholders will be held on Monday, May 22, 1995, at 8:45 a.m. at the Hyatt Regency Hotel, Hilton Head, South Carolina.

 Corporate Office

 Thermo Instrument Systems Inc.
 504 Airport Road
 Post Office Box 2108
 Santa Fe, New Mexico 87504-2108


































