Form 10-K, Exhibit 13
period 1995-12-30
THERMO INSTRUMENT SYSTEMS INC
filed 1996-03-13
CIK 795986

Exhibit 13






















                        Thermo Instrument Systems Inc.

          Consolidated Financial Statements as of December 30, 1995




















PAGE

 Thermo Instrument Systems Inc.
 Consolidated Statement of Income


 (In thousands except per share amounts)          1995      1994      1993
 -------------------------------------------------------------------------
 Revenues (Note 14)                           $782,662  $649,992  $529,278
                                              --------  --------  --------

 Costs and Expenses:
   Cost of revenues                            403,443   335,341   269,582
   Selling, general and administrative
     expenses (Note 10)                        220,436   174,490   139,206
   Research and development expenses            54,314    42,924    34,510
                                              --------  --------  --------
                                               678,193   552,755   443,298
                                              --------  --------  --------

 Operating Income                              104,469    97,237    85,980

 Interest Income                                14,646     5,935     3,644
 Interest Expense (includes $5,512,
   $5,384 and $4,327 to parent company)        (18,129)  (15,761)  (14,384)
 Gain on Issuance of Stock by
   Subsidiaries (Note 12)                       20,128     6,469         -
 Gain on Sale of Related Party
   Investments (Note 10)                         2,227     2,000         -
                                              --------  --------  --------
 Income from Continuing Operations Before
   Provision for Income Taxes and Minority
   Interest Expense                            123,341    95,880    75,240
 Provision for Income Taxes (Note 8)            42,713    37,507    32,447
 Minority Interest Expense                       1,324       112         -
                                              --------  --------  --------
 Income from Continuing Operations              79,304    58,261    42,793
 Income from Discontinued Operations
   (less applicable income taxes of $1,655
   in 1994 and $1,662 in 1993) (Note 3)              2     1,959     1,971
                                              --------  --------  --------
 Net Income                                   $ 79,306  $ 60,220  $ 44,764
                                              ========  ========  ========

 Earnings per Share from
   Continuing Operations:
     Primary                                  $    .88  $    .66  $    .51
                                              ========  ========  ========
     Fully diluted                            $    .80  $    .61  $    .48
                                              ========  ========  ========
 Earnings per Share:
     Primary                                  $    .88  $    .68  $    .53
                                              ========  ========  ========
     Fully diluted                            $    .80  $    .63  $    .50
                                              ========  ========  ========
 Weighted Average Shares:
     Primary                                    90,578    88,173    84,206
                                              ========  ========  ========
     Fully diluted                             106,952   106,123    97,247
                                              ========  ========  ========

 The accompanying notes are an integral part of these consolidated financial statements.





                                      2PAGE

 Thermo Instrument Systems Inc.
 Consolidated Balance Sheet

 (In thousands)                                             1995        1994
 ---------------------------------------------------------------------------
 Assets
 Current Assets:
   Cash and cash equivalents                          $  395,233  $  152,933
   Available-for-sale investments, at quoted
     market value (amortized cost of $15,385)
     (includes $2,904 of related party investments)
     (Notes 2 and 10)                                          -      15,931
   Accounts receivable, less allowances of $12,569
     and $8,779                                          211,906     159,615
   Unbilled contract costs and fees                        3,800       5,903
   Inventories                                           154,914     121,353
   Prepaid expenses                                        9,450       5,388
   Prepaid income taxes (Note 8)                          31,233      28,533
                                                      ----------  ----------
                                                         806,536     489,656
                                                      ----------  ----------

 Property, Plant and Equipment, at Cost, Net             133,677     126,924
                                                      ----------  ----------

 Net Assets of Discontinued Operations (Note 3)                -      34,265
                                                      ----------  ----------

 Patents and Other Assets                                 29,611      22,224
                                                      ----------  ----------

 Cost in Excess of Net Assets of Acquired
   Companies (Notes 4 and 8)                             402,989     338,848
                                                      ----------  ----------
                                                      $1,372,813  $1,011,917
                                                      ==========  ==========


























                                      3PAGE

 Thermo Instrument Systems Inc.
 Consolidated Balance Sheet (continued)

 (In thousands except share amounts)                       1995        1994
 --------------------------------------------------------------------------
 Liabilities and Shareholders' Investment
 Current Liabilities:
   Notes payable (Note 11)                           $   55,822  $   45,953
   Accounts payable                                      55,626      38,594
   Accrued payroll and employee benefits                 33,025      33,085
   Accrued income taxes                                  25,875      29,175
   Accrued installation and warranty expenses            17,962      14,780
   Deferred revenue                                      20,759      14,455
   Other accrued expenses (Note 4)                       94,653      69,309
   Due to parent company                                 12,919      13,999
                                                     ----------  ----------
                                                        316,641     259,350
                                                     ----------  ----------

 Deferred Income Taxes (Note 8)                          20,168      21,347
                                                     ----------  ----------

 Other Deferred Items                                    23,718      19,261
                                                     ----------  ----------

 Long-term Obligations (Note 11):
   Senior obligations, including $140,000 due to
     parent company                                     207,600     210,000
   Subordinated obligations, including $1,334 due
     to parent company in 1994                          214,775      38,196
   Other                                                 18,659      15,363
                                                     ----------  ----------
                                                        441,034     263,559
                                                     ----------  ----------

 Minority Interest                                       28,547       7,637
                                                     ----------  ----------

 Commitments and Contingencies (Note 9)
 Shareholders' Investment (Notes 5 and 6):
   Common stock, $.10 par value, 125,000,000
     shares authorized; 92,566,341 and 48,156,101
     shares issued                                        9,257       4,816
   Capital in excess of par value                       248,468     233,765
   Retained earnings                                    291,890     212,584
   Treasury stock at cost, 917,985 and
     683,742 shares                                      (9,724)    (12,736)
   Cumulative translation adjustment                      2,814       1,991
   Net unrealized gain on available-for-sale
     investments (Note 2)                                     -         343
                                                     ----------  ----------
                                                        542,705     440,763
                                                     ----------   ---------
                                                     $1,372,813  $1,011,917
                                                     ==========  ==========

 The accompanying notes are an integral part of these consolidated financial statements.








                                      4PAGE

 Thermo Instrument Systems Inc.
 Consolidated Statement of Cash Flows

 (In thousands)                                 1995       1994       1993
 -------------------------------------------------------------------------
 Operating Activities:
   Net income                              $  79,306  $  60,220   $  44,764
   Adjustments to reconcile net income to
     net cash provided by operating
     activities:
       Depreciation and amortization          25,257     22,810      20,719
       Provision for losses on accounts
         receivable                            2,543        733         970
       Gain on issuance of stock by
         subsidiaries (Note 12)              (20,128)    (6,469)          -
       Gain on sale of related
         party investments (Note 10)          (2,227)    (2,000)          -
       Increase (decrease) in deferred
         income taxes                          2,196      1,816        (497)
       Minority interest expense               1,324        112           -
       Other noncash expenses                  2,964        363       3,507
       Changes in current accounts,
         excluding the effects of
         acquisitions:
           Accounts receivable               (22,661)    (2,586)    (27,716)
           Inventories                        (7,433)     6,422       6,916
           Other current assets                3,058        (12)      7,482
           Accounts payable                    1,202      7,745     (11,143)
           Other current liabilities          (4,968)    (8,315)      7,530
       Other                                    (315)       (84)        132
                                           ---------  ---------   ---------
           Net cash provided by operating
            activities                        60,118     80,755      52,664
                                           ---------  ---------   ---------
 Investing Activities:
   Acquisitions, net of cash acquired
     (Note 4)                                (89,469)  (101,336)   (102,048)
   Proceeds from sale of services
     businesses (Note 3)                      34,267          -           -
   Proceeds from sale of Nicolet
     Biomedical                                    -          -      67,900
   Purchases of available-for-sale
     investments                                   -    (23,105)          -
   Proceeds from sale and maturities of
     available-for-sale investments           17,825     16,250           -
   Purchases of property, plant and
     equipment                               (10,313)    (8,190)     (9,063)
   Other                                         561      1,214       4,930
                                           ---------  ---------   ---------
           Net cash used in investing
            activities                     $ (47,129) $(115,167)   $(38,281)
                                           ---------  ---------    --------











                                      5PAGE

 Thermo Instrument Systems Inc.
 Consolidated Statement of Cash Flows (continued)

 (In thousands)                                 1995       1994        1993
 --------------------------------------------------------------------------
 Financing Activities:
   Proceeds from issuance of Company and
     subsidiaries' common stock (Note 12)  $  41,788  $  17,446   $   2,678
   Net proceeds from issuance of long-term
     obligations                             187,846          -      68,727
   Repayment and repurchase of long-term
     obligations                              (1,373)    (7,948)     (4,482)
   Proceeds from issuance of obligations
     to parent company (Notes 10 and 11)      15,000          -     229,000
   Repayment of obligations to parent
     company(Note 10)                        (15,000)         -    (157,485)
   Purchases of Company common stock               -          -        (836)
                                           ---------  ---------   ---------
           Net cash provided by financing
            activities                       228,261      9,498     137,602
                                           ---------  ---------   ---------

 Exchange Rate Effect on Cash                  1,050        405        (482)
                                           ---------  ---------   ---------
 Increase (Decrease) in Cash and Cash
   Equivalents                               242,300    (24,509)    151,503
 Cash and Cash Equivalents at Beginning
   of Year                                   152,933    177,442      25,939
                                           ---------  ---------   ---------
 Cash and Cash Equivalents at End of Year  $ 395,233  $ 152,933   $ 177,442
                                           =========  =========   =========

 Cash Paid For:
   Interest                                $  16,035  $  14,782   $  12,493
   Income taxes                            $  31,529  $  24,913   $   7,607

 Noncash Activities:
   Conversions of convertible obligations  $  18,321  $  14,107   $  37,371

   Transfer of services businesses to
    Thermo Terra Tech joint venture        $       -  $  31,301   $       -

   Fair value of assets of
    acquired companies                     $ 161,985  $ 147,696   $ 151,886
   Cash paid for acquired companies          (93,004)  (100,855)   (102,861)
                                           ---------  ---------   ---------
    Liabilities assumed of acquired
     companies                             $  68,981  $  46,841   $  49,025
                                           =========  =========   =========

 The accompanying notes are an integral part of these consolidated financial statements.









                                      6PAGE

 Thermo Instrument Systems Inc.
 Consolidated Statement of Shareholders' Investment


                                                                  Net Un-
                                                                  realized
                                                                  Gain on
               Common                                             Avail-
               Stock,   Capital in                    Cumulative  able-for-
 (In thou-     $.10 Par Excess of   Retained Treasury Translation sale In-
 sands)        Value    Par Value  Earnings  Stock    Adjustment  vestments
 --------------------------------------------------------------------------
 Balance
   January 2,
   1993       $  2,974   $182,588   $106,357  $(17,127) $ (2,069)  $      -
 Net income          -          -     44,764         -         -          -
 Purchases of
  Company
  common
  stock              -          -          -      (887)        -          -
 Issuance of
  stock under
  employees'
  and directors'
  stock plans       16        498          -     2,164         -          -
 Tax benefit
  related to
  employees'
  and directors'
  stock plans        -      1,815          -         -         -          -
 Conversions of
  convertible
  obligations      189     36,331          -         -         -          -
 Effect of
  three-for-
  two  stock
  split          1,529     (1,529)         -         -         -          -
 Effect of sale
  of Nicolet
  Biomedical         -          -      1,243         -         -          -
 Translation
  adjustment         -          -          -         -      (801)         -
              --------   --------   --------  --------  --------   --------
 Balance
   January 1,
   1994       $  4,708   $219,703   $152,364  $(15,850) $ (2,870)  $      -














                                      7PAGE

 Thermo Instrument Systems Inc.
 Consolidated Statement of Shareholders' Investment (continued)


                                                                   Net Un-
                                                                   realized
                                                                   Gain on
               Common                                              Avail-
               Stock,   Capital in                    Cumulative   able-for-
 (In thou-     $.10 Par Excess of   Retained Treasury Translation  sale In-
 sands)        Value    Par Value  Earnings  Stock    Adjustment   vestments
 ---------------------------------------------------------------------------
 Net income   $      -   $       -  $ 60,220  $      -  $      -   $      -
 Issuance of
  stock under
  employees'
  and directors'
  stock plans        4        (785)        -     3,114         -          -
 Tax benefit
  related to
  employees'
  and directors'
  stock plans        -       1,120         -         -         -          -
 Conversions of
  convertible
  obligations      104      13,727         -         -         -          -
 Effect of change
  in accounting
  principle
  (Note 2)           -          -          -         -         -      1,885
 Change in net
  unrealized gain
  on available-
  for-sale
  investments
  (Note 2)           -          -          -         -         -     (1,542)
 Translation
  adjustment         -          -          -         -     4,861          -
              --------   --------   --------  --------  --------   --------
 Balance
   December 31,
   1994       $  4,816   $233,765   $212,584  $(12,736) $  1,991   $    343

















                                      8PAGE

 Thermo Instrument Systems Inc.
 Consolidated Statement of Shareholders' Investment (continued)


                                                                   Net Un-
                                                                   realized
                                                                   Gain on
               Common                                              Avail-
               Stock,   Capital in                    Cumulative   able-for-
 (In thou-     $.10 Par Excess of   Retained Treasury Translation  sale In-
 sands)        Value    Par Value  Earnings  Stock    Adjustment   vestments
 ---------------------------------------------------------------------------
 Net income   $      -   $       -  $ 79,306  $      -  $      -   $      -
 Issuance of
  stock under
  employees'
  and directors'
  stock plans        1      (1,023)        -     3,012         -          -
 Tax benefit
  related to
  employees'
  and directors'
  stock plans        -       1,950         -         -         -          -
 Conversions of
  convertible
  obligations      160      17,814         -         -         -          -
 Effect of
  three-for-
  two stock
  split          2,429      (2,429)        -         -         -          -
 Effect of
  five-for-
  four stock
  split          1,851      (1,851)        -         -         -          -
 Effect of
  majority-
  owned
  subsidiaries'
  equity trans-
  actions            -         242         -         -         -          -
 Change in net
  unrealized gain
  on available-
  for-sale
  investments
  (Note 2)           -           -         -         -         -       (343)
 Translation
  adjustment         -           -         -         -       823          -
              --------    --------  --------  --------  --------   --------
 Balance
   December 30,
   1995       $  9,257    $248,468  $291,890  $ (9,724) $  2,814   $      -
              ========    ========  ========  ========  ========   ========



 The accompanying notes are an integral part of these consolidated financial statements.



                                      9PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 1.  Nature of Operations and Summary of Significant Accounting Policies

 Nature of Operations
 Thermo Instrument Systems Inc. (the Company) develops, manufactures, and markets analytical, monitoring, process control, and imaging, inspection, and measurement instruments used to identify and analyze radioactivity, complex chemical compounds, toxic metals, and other elements in a broad range of liquids and solids, as well as to control, monitor, image, inspect, and measure various industrial processes and life sciences phenomena.

 Relationship with Thermo Electron Corporation
 The Company was incorporated on May 28, 1986, as a wholly owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of December 30, 1995, Thermo Electron owned 78,459,585 shares of the Company's common stock, representing 86% of such stock outstanding.

 Principles of Consolidation
 The accompanying financial statements include the accounts of the Company, its wholly owned subsidiaries, its publicly held ThermoSpectra Corporation (ThermoSpectra) subsidiary, and its privately held Thermo BioAnalysis Corporation (Thermo BioAnalysis) subsidiary. All material intercompany accounts and transactions have been eliminated. The Company accounts for investments in businesses in which it owns between 20% and 50% using the equity method. The Company's ownership percentages of its majority-owned subsidiaries at year-end were as follows:

                                                  1995      1994      1993
 -------------------------------------------------------------------------

 ThermoSpectra                                     72%       86%       100%
 Thermo BioAnalysis                                80%      100%       100%

 Fiscal Year
 The Company has adopted a fiscal year ending the Saturday nearest December
 31. References to 1995, 1994, and 1993 are for the fiscal years ended December 30, 1995, December 31, 1994, and January 1, 1994, respectively.

 Revenue Recognition
 For substantially all of its operations, the Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $16,966,000 in 1995, $15,421,000 in 1994, and $23,218,000 in 1993. Revenues earned on contracts in process in excess of billings are classified as "Unbilled contract costs and fees" in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions. Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts at certain of the Company's subsidiaries. Substantially all of the deferred revenue in the accompanying 1995 balance sheet will be recognized within one year.

                                      10PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

 Gain on Issuance of Stock by Subsidiaries
 At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain.
     If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased either by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares.

 Income Taxes
 The Company and Thermo Electron have a tax allocation agreement under which the Company is included in the consolidated federal and state income tax returns filed by Thermo Electron. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. In years in which the Company incurs a loss, Thermo Electron will reimburse the Company the amount the Company would have received if it had filed separate tax returns. If Thermo Electron's equity ownership of the Company were to drop below 80%, the Company would be required to file its own income tax returns. The Company owed $8,096,000 and $11,275,000 to Thermo Electron for estimated federal and state income tax payments at year-end 1995 and 1994, respectively. These amounts are included in accrued income taxes in the accompanying balance sheet.
     In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

 Earnings per Share
 Primary earnings per share have been computed based on the weighted average number of shares outstanding during the year. Because the effect of the assumed exercise of stock options would be immaterial, they have been excluded from the primary earnings per share calculation. Fully diluted earnings per share assumes the exercise of stock options and conversion of the Company's dilutive convertible obligations and elimination of the related interest expense.

 Stock Splits
 All share and per share information has been restated to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, which was distributed in April 1995, and a five-for-four stock split, effected in the form of a 25% stock dividend, which was distributed in December 1995.




                                      11PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

 Cash and Cash Equivalents
 As of December 30, 1995, $336,573,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of December 30, 1995, the Company's cash equivalents also include investments in short-term certificates of deposit of the Company's foreign subsidiaries, which have an original maturity of three months or less. Cash and cash equivalents are carried at cost, which equals fair market value at year-end 1995 and 1994.

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

 Inventories
 Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

 (In thousands)                                              1995      1994
 --------------------------------------------------------------------------
 Raw materials and supplies                              $ 80,959  $ 65,441
 Work in process                                           40,851    27,879
 Finished goods                                            33,104    28,033
                                                         --------  --------
                                                         $154,914  $121,353
                                                         ========  ========

 Property, Plant and Equipment
 The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset.






                                      12PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

     Property, plant and equipment consist of the following:

 (In thousands)                                              1995      1994
 --------------------------------------------------------------------------
 Land                                                    $ 23,578  $ 23,374
 Buildings                                                 78,075    76,789
 Machinery, equipment and leasehold improvements           87,432    70,744
                                                         --------  --------
                                                          189,085   170,907
 Less: Accumulated depreciation and amortization           55,408    43,983
                                                         --------  --------
                                                         $133,677  $126,924
                                                         ========  ========

 Patents and Other Assets
 Patents and other assets in the accompanying balance sheet include the costs of acquired trademarks, patents, and other specifically identifiable intangible assets. These assets are amortized using the straight-line method over their estimated useful lives, which range from 3 to 20 years. These assets were $17,005,000 and $17,032,000, net of accumulated amortization of $13,119,000 and $10,501,000, at year-end 1995 and 1994, respectively.

 Cost in Excess of Net Assets of Acquired Companies
 The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $37,976,000 and $28,245,000 at year-end 1995 and 1994, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset.

 Environmental Liabilities
 The Company accrues for costs associated with the remediation of environmental pollution when it is probable that a liability has been incurred and the Company's proportionate share of the amount can be reasonably estimated. Any recorded liabilities have not been discounted.

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

 Use of Estimates
 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the


                                      13PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

 financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Presentation
 Certain amounts in 1994 and 1993 have been reclassified to conform to the presentation in the 1995 financial statements.


 2.  Available-for-sale Investments

 Effective January 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, the Company's debt and marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain on available-for-sale investments." Effect of change in accounting principle in the accompanying 1994 statement of shareholders' investment represents the unrealized gain, net of related tax effects, pertaining to available-for-sale investments held by the Company on January 2, 1994.
     Available-for-sale investments in the accompanying 1994 balance sheet represent investments in corporate bonds. The difference between the market value and the cost basis of available-for-sale investments at December 31, 1994, was $546,000, which represents gross unrealized gains of $607,000 and gross unrealized losses of $61,000 on those investments.
     The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains recorded in the accompanying statement of income. Gain on sale of related party investments in the accompanying statement of income resulted from gross realized gains relating to the sale of available-for-sale investments.


 3.  Discontinued Operations

 Effective April 4, 1994, the Company formed an environmental services joint venture with Thermo TerraTech Inc. (Thermo TerraTech) (formerly Thermo Process Systems Inc.), another public subsidiary of Thermo Electron. The joint venture operated under the name Thermo Terra Tech. The Company contributed its analytical laboratories and its nuclear health physics and environmental science and engineering services businesses. Thermo TerraTech contributed its environmental laboratory business, which specializes in fast-response testing of petroleum-contaminated soils and groundwater, and approximately $31 million in cash and short-term investments.
     Effective April 2, 1995, the Company and Thermo TerraTech dissolved their joint venture. Thermo TerraTech then purchased the services businesses formerly operated by the joint venture from the Company for $34.3 million in cash, which was the net book value of the services businesses. The Company owned 49% of the joint venture and accounted for its interest in the joint venture using the equity method. Prior to the joint venture's formation on April 2, 1994, the Company's services businesses comprised its Services segment and were consolidated in the

                                      14PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 3.   Discontinued Operations (continued)

 Company's financial statements. The sale of the services businesses to Thermo TerraTech represents the Company's disposal of its Services segment. Accordingly, the operating results of the Company's Services segment for the three-month period ended April 2, 1994 and for 1993 and the equity in the income of the joint venture recorded by the Company are classified as "Income from discontinued operations" in the accompanying statement of income. Revenues from the Company's Services segment for the three-month period ended April 2, 1994 and for 1993 were $12.2 million and $55.2 million, respectively.


 4.  Acquisitions

 During 1995, the Company made several acquisitions for an aggregate $93.0 million in cash.
     In March 1994, the Company acquired several businesses within the EnviroTech Measurements & Controls group of Baker Hughes Incorporated (Baker Hughes) for a purchase price of $89.7 million in cash. The Company acquired the EnviroTech Controls, NORAN Instruments (NORAN), TN Technologies, and Tremetrics businesses, which collectively design, manufacture, and market a variety of process control, process measurement, and laboratory analytical products for use in a wide range of industrial, energy, environmental, and research applications. The Company contributed the assets acquired and liabilities assumed from NORAN to ThermoSpectra in connection with the formation of that company. During 1994, the Company made several other acquisitions for an aggregate $11.2 million in cash.
     These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of the acquisitions in 1995 and 1994 exceeded the estimated fair value of the acquired net assets by approximately $143 million, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in fiscal 1995, is subject to adjustment upon finalization of the purchase price allocation.
     Based on unaudited data, the following table presents selected financial information for the Company and the acquired businesses within the EnviroTech Measurements & Controls group of Baker Hughes on a pro forma basis, assuming the companies had been combined since the beginning of 1993. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations and financial position.

 (In thousands except per share amounts)                     1994      1993
 --------------------------------------------------------------------------
 Revenues                                                $671,676  $657,930
 Income from continuing operations                         56,454    32,299
 Earnings per share from continuing operations:
   Primary                                                    .64       .38
   Fully diluted                                              .59       .37

     The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of the acquired businesses within the EnviroTech Measurements

                                      15PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 4.  Acquisitions (continued)

 & Controls group of Baker Hughes been made at the beginning of 1993.
     Other accrued expenses in the accompanying balance sheet include approximately $21 million and $17 million at year-end 1995 and 1994, respectively, for estimated severance, relocation, and other reserves associated with acquisitions.


 5.  Stock-based Compensation Plans

 The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1986, permit the grant of nonqualified and incentive stock options. A third plan, adopted in 1993, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from five to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. Generally, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1991, that provides for the grant of stock options in the Company and its majority-owned subsidiaries to outside directors pursuant to a formula approved by the Company's shareholders. Options in the Company awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron or its majority-owned subsidiaries.
     No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.













                                      16PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 5.  Stock-based Compensation Plans (continued)

     A summary of the Company's stock option information is as follows:

                        1995                1994                1993
                 ------------------- ------------------- -----------------
                            Range of            Range of           Range of
 (In thousands    Number      Option  Number      Option  Number     Option
 except per           of      Prices      of      Prices      of     Prices
 share amounts)  Shares    per Share Shares    per Share Shares   per Share
 --------------------------------------------------------------------------
 Options out-
   standing,
   beginning
   of year       3,798 $ 3.29-$18.02 3,552 $ 2.85-$18.02 2,005 $ 1.78-$12.43
     Granted         6      18.84      744  15.08- 16.58 2,221  12.64- 18.02
     Exercised    (375)  3.29- 16.68  (353)  2.85- 12.64  (554)  1.78-  9.06
     Lapsed or
       cancelled  (208)  3.29- 16.68  (145)  2.85- 16.68  (120)  2.85- 12.64
                 -----               -----               -----
 Options out-
   standing, end
   of year       3,221 $ 3.35-$18.84 3,798 $ 3.29-$18.02 3,552 $ 2.85-$18.02
                 =====               =====               =====
 Options
   exercisable   3,221 $ 3.35-$18.84 3,791 $ 3.29-$18.02 3,542 $ 2.85-$16.68
                 =====               =====               =====
 Options
  available
  for grant      1,764               1,564               2,166
                 =====               =====               =====


 6.  Common Stock

 At December 30, 1995, the Company had reserved 20,404,319 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's convertible obligations.


 7.  Employee Benefit Plans

 Employee Stock Purchase Plan
 Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase plan sponsored by the Company. Prior to the November 1995 plan year, shares of the Company's and Thermo Electron's common stock could be purchased at the end of a 12-month plan year at 85% of the fair market value at the beginning of the plan year, and the shares purchased were subject to a one-year resale restriction. Effective November 1, 1995, the applicable shares of common stock may be purchased at 95% of the fair market value at the beginning of the plan year, and the shares purchased are subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1995, 1994, and 1993, the Company issued 74,826 shares, 97,125 shares, and 189,886 shares, respectively, of its common stock under this plan.

                                      17PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 7.  Employee Benefit Plans (continued)

 401(k) Savings Plan and Employee Stock Ownership Plan
 The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan and, prior to 1995, in Thermo Electron's employee stock ownership plan (ESOP). Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $2,769,000, $2,774,000, and $2,239,000 in 1995, 1994, and 1993, respectively. Effective
 December 31, 1994, the ESOP was split into two plans: ESOP I, covering employees of Thermo Electron's corporate office and its wholly owned subsidiaries and ESOP II, covering employees of certain of Thermo Electron's majority-owned subsidiaries, including the Company. Also, effective December 31, 1994, the ESOP II plan was terminated and as a result, the Company's employees are no longer eligible to participate in an ESOP.


 8.  Income Taxes

 The components of income from continuing operations before provision for income taxes and minority interest expense are as follows:

 (In thousands)                                   1995      1994      1993
 -------------------------------------------------------------------------
 Domestic                                     $ 95,999  $ 77,840  $ 57,621
 Foreign                                        27,342    18,040    17,619
                                              --------  --------  --------
                                              $123,341  $ 95,880  $ 75,240
                                              ========  ========  ========

      The components of the provision for income taxes are as follows:

 (In thousands)                                   1995      1994      1993
 -------------------------------------------------------------------------
 Currently payable:
   Federal                                    $ 29,336  $ 17,682  $ 13,116
   State                                         5,766     5,499     3,784
   Foreign                                      11,490     7,977     6,909
                                              --------  --------  --------
                                                46,592    31,158    23,809
                                              --------  --------  --------

 Net deferred (prepaid):
   Federal                                      (3,628)    5,480     6,413
   State                                          (769)    1,207     1,067
   Foreign                                         518      (338)    1,158
                                              --------  --------  --------
                                                (3,879)    6,349     8,638
                                              --------  --------  --------
                                              $ 42,713  $ 37,507  $ 32,447
                                              ========  ========  ========

     The provision for income taxes that is currently payable does not reflect $2,108,000, $1,120,000, and $1,815,000 of tax benefits of the
 Company and its majority-owned subsidiaries allocated to capital in excess



                                      18PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 8.  Income Taxes (continued)

 of par value, directly or through the effect of majority-owned subsidiaries' equity transactions, in 1995, 1994, and 1993, respectively, or $3,000,000 and $1,150,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1995 and 1993, respectively. The deferred provision for income taxes does not reflect $3,375,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1995.
     The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income from continuing operations before provision for income taxes and minority interest expense due to the following:

 (In thousands)                                   1995      1994      1993
 -------------------------------------------------------------------------
 Provision for income taxes at statutory rate $ 43,169 $ 33,558 $ 26,334 Increases (decreases) resulting from:
   State income taxes, net of federal tax        3,248     4,359     3,153
   Net foreign losses not benefited and tax
     rate differential                           2,438       817     1,330
   Tax benefit of foreign sales corporation     (1,987)   (1,602)   (1,134)
   Amortization of cost in excess of net
     assets of acquired companies                2,432     2,089     2,154
   Gain on issuance of stock by subsidiaries    (7,045)   (2,264)        -
   Other, net                                      458       550       610
                                              --------  --------  --------
                                              $ 42,713  $ 37,507  $ 32,447
                                              ========  ========  ========

























                                      19PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 8.  Income Taxes (continued)

      Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

 (In thousands)                                   1995      1994
 ---------------------------------------------------------------
 Prepaid income taxes:
   Net operating loss and tax
    credit carryforwards                      $ 22,549  $ 13,217
   Reserves and accruals                        12,165    10,588
   Inventory basis difference                    9,553    10,412
   Accrued compensation                          4,439     4,460
   Allowance for doubtful accounts               1,454     3,399
   Other, net                                    3,622     1,078
                                              --------  --------
                                                53,782    43,154
   Less: Valuation allowance                    22,549    14,621
                                              --------  --------
                                              $ 31,233  $ 28,533
                                              ========  ========

 Deferred income taxes:
   Depreciation                               $ 14,039  $ 13,321
   Intangible assets                             5,130     5,490
   Other                                           999     2,536
                                              --------  --------
                                              $ 20,168  $ 21,347
                                              ========  ========

     The year-end 1995 valuation allowance relates to uncertainty surrounding the realization of $50,299,000 of foreign tax loss carryforwards, $1,406,000 of certain state tax-deferred assets, and $5,688,000 of federal net operating loss carryforwards, the realization of which is limited to the future income of certain subsidiaries. The federal net operating loss carryforwards expire in the years 2002 through 2011, and any resulting benefit will be used to reduce cost in excess of net assets of acquired companies. The increase in the valuation allowance results primarily from valuation allowances established for net operating loss carryforwards of businesses acquired in 1995.
     The Company has not recognized a deferred tax liability for the differences between the book basis and tax basis of the common stock of its domestic subsidiaries (such differences relate primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.
     A provision has not been made for U.S. or additional foreign taxes on $44 million of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial due to available U.S. foreign tax credits.





                                      20PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 9.  Commitments and Contingencies

 Operating Leases
 The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $11,112,000, $9,028,000, and $8,172,000 in 1995, 1994, and 1993, respectively. Future minimum payments due under noncancellable operating leases at December 30, 1995, are $11,430,000 in 1996; $9,005,000 in 1997; $6,785,000 in 1998; $5,389,000 in
 1999; $4,559,000 in 2000; and $22,541,000 in 2001 and thereafter. Total future minimum lease payments are $59,709,000.

 Litigation
 The Company is contingently liable with respect to lawsuits and other matters. In the opinion of management, these contingencies will not have a material effect upon the financial position of the Company or its results of operations.


 10. Related Party Transactions

 Corporate Services Agreement
 The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.20% of the Company's revenues in fiscal 1995 and 1.25% of the Company's revenues in fiscal 1994 and 1993. Beginning in fiscal 1996, the Company will pay an annual fee equal to 1.0% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $9,392,000, $8,277,000, and $7,302,000 in 1995, 1994, and 1993, respectively.
 Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

 Repurchase Agreement
 The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

 Available-for-sale Investments
 During 1995, the Company sold its remaining investment in 6 1/2% subordinated convertible debentures due 1998, which were issued by Thermedics Inc. (Thermedics), a majority-owned subsidiary of Thermo Electron. The Company sold $2,323,000 principal amount of the Thermedics debentures in 1995 for net proceeds of $4,514,000, which resulted in a gain of $2,227,000. During 1994, the Company sold $4,000,000 principal amount of

                                      21PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 10. Related Party Transactions (continued)

 the Thermedics debentures for net proceeds of $5,890,000, which resulted in a gain of $2,000,000.

 Short- and Long-term Obligations
 To partially finance the acquisition of Gould Instrument Systems, Inc. in May 1995, ThermoSpectra borrowed $15,000,000 from Thermo Electron pursuant to a promissory note due May 1996 and bearing interest at the Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. This note was repaid in August 1995 with proceeds from ThermoSpectra's initial public offering of common stock (Note 12).
     See Note 11 for long-term obligations of the Company held by Thermo
 Electron.


 11. Short- and Long-term Obligations

 Short-term Obligations
 Notes payable in the accompanying balance sheet represent bank borrowings at several of the Company's foreign subsidiaries. The weighted average interest rate for these borrowings was 4.27% and 5.83% at year-end 1995 and 1994, respectively.

 Long-term Obligations
 Long-term obligations of the Company are as follows:

 (In thousands except per share amounts)                     1995      1994
 --------------------------------------------------------------------------
 3 3/4% Senior convertible note, due 2000,
   convertible at $16.93 per share (a)                   $140,000  $140,000
 3 3/4% Senior convertible debentures, due 2000,
   convertible at $16.93 per share (b)                     67,600    70,000
 6 5/8% Subordinated convertible debentures, due 2001,
   convertible at $9.38 per share (c)                      22,275    36,862
 7% Subordinated convertible note, due 1996,
   convertible at $2.37 per share (a)                           -     1,334
 5% Subordinated convertible debentures, due 2000,
   convertible into shares of ThermoQuest (c)              96,250         -
 5% Subordinated convertible debentures, due 2000,
   convertible into shares of Thermo Optek (c)             96,250         -
 10.23% Mortgage loan secured by property with a net
   book value of $16,303, payable in monthly
   installments with final payment in 2004                 10,101    10,855
 Other                                                     10,885     6,276
                                                         --------  --------
                                                          443,361   265,327
 Less: Current maturities of long-term obligations          2,327     1,768
                                                         --------  --------
                                                         $441,034  $263,559
                                                         ========  ========

 (a) Represents an obligation to Thermo Electron.
 (b) Guaranteed on a senior basis by Thermo Electron.
 (c) Guaranteed on a subordinated basis by Thermo Electron.



                                      22PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 11. Short- and Long-term Obligations (continued)

     In lieu of issuing shares of the Company's common stock upon conversion of the 3 3/4% senior convertible debentures due 2000, the Company has the option to pay holders of the debentures cash equal to the weighted average market price of the Company's common stock on the trading date prior to conversion.
     In August and October 1995, the Company's wholly owned ThermoQuest and Thermo Optek subsidiaries, respectively, each issued and sold $96.3 million principal amount of 5% subordinated convertible debentures due 2000. The debentures will be convertible into shares of the respective subsidiary's common stock at any time after the later of (1) 180 days after the date of the close of the subsidiary's initial public offering of common stock or
 (2) the date of the effectiveness under the Securities Act of 1933 of a registration statement covering the resale of shares of the subsidiary's common stock issuable upon conversion of the debentures, and prior to redemption and maturity. The conversion price of the debentures will be set on the date of the closing of the subsidiary's initial public offering of common stock and will be equal to 110% of the initial public offering price of the subsidiary's common stock. If ThermoQuest's and Thermo Optek's initial public offerings have not occurred by August 3, 1996 and October 12, 1996, respectively, this percentage will decrease by 2.5% on such dates and on each anniversary of such dates prior to the subsidiary's initial public offering. If ThermoQuest's and Thermo Optek's initial public offerings have not occurred by August 1, 1996 and October 1, 1996, respectively, the rate of interest borne by the debentures will increase by 0.5% on such dates and on each anniversary of such dates prior to the subsidiary's initial public offering. The debentures are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantees.
     During 1995, 1994, and 1993, convertible obligations of $18,321,000, $14,107,000, and $37,371,000, respectively, were converted into common stock of the Company.
     The annual requirements for long-term obligations are as follows:

 (In thousands)
 --------------------------------------------------------------------------
 1996                                                              $  2,327
 1997                                                                 2,225
 1998                                                                 1,698
 1999                                                                 1,635
 2000                                                               401,723
 2001 and thereafter                                                 33,753
                                                                   --------
                                                                   $443,361
                                                                   ========

     See Note 13 for the fair value information pertaining to the Company's long-term obligations.


 12. Transactions in Stock of Subsidiaries

 In March 1995, Thermo BioAnalysis sold 700,000 shares of its common stock in a private placement at $10.00 per share for net proceeds of $6,530,000, resulting in a gain of $4,714,000. In April 1995, Thermo BioAnalysis sold

                                      23PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 12. Transactions in Stock of Subsidiaries (continued)

 901,500 shares of its common stock in a private placement at $10.00 per share for net proceeds of $8,388,000, resulting in a gain of $4,831,000.
     In August 1995, ThermoSpectra sold 1,725,000 shares of its common stock in an initial public offering at $14.00 per share for net proceeds of $21,858,000, resulting in a gain of $9,333,000. In October 1995,
 ThermoSpectra sold 202,000 shares of its common stock in a private placement at $15.72 per share for net proceeds of $3,022,000, resulting in a gain of $1,250,000.
     In 1994, ThermoSpectra sold 1,505,000 shares of its common stock in private placements at $10.00 per share for net proceeds of $13,993,000, resulting in a gain of $6,469,000.


 13. Fair Value of Financial Instruments

 The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, notes payable, accounts payable, due to parent company, long-term obligations, and forward exchange contracts. The carrying amounts of these financial instruments, with the exception of long-term obligations and forward exchange contracts, approximate fair value due to their short-term nature.
     Available-for-sale investments are carried at fair value in the accompanying 1994 balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.
     The Company enters into forward exchange contracts to hedge certain firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies, principally U.S. dollars, British pounds sterling, French francs, and Japanese yen. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. The amounts of such forward exchange contracts at year-end 1995 and 1994 were $12,200,000 and $11,067,000, respectively.
     The carrying amount and fair value of the Company's long-term obligations and off-balance-sheet financial instruments are as follows:

                                       1995                 1994
                                ------------------   ------------------
                                Carrying      Fair   Carrying      Fair
 (In thousands)                   Amount     Value     Amount     Value
 ----------------------------------------------------------------------
 Long-term obligations:
  Convertible obligations       $422,375   $595,482  $248,196  $302,528
  Other long-term obligations     18,659     19,122    15,363    15,747
                                --------   --------  --------  --------
                                $441,034   $614,604  $263,559  $318,275
                                ========   ========  ========  ========

 Off-balance-sheet
  financial instruments:
   Forward exchange
     contracts receivable                  $    462            $     57




                                      24PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 13. Fair Value of Financial Instruments (continued)

     The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year-ends. The fair value of convertible obligations exceeds the carrying amount primarily due to the market price of the Company's common stock at the respective year-ends exceeding the conversion price of the convertible obligations.
     The fair value of forward exchange contracts is the estimated amount that the Company would receive if it were to terminate the contracts, taking into account the change in foreign exchange rates.


 14. Geographical Data

 The Company is engaged in one business segment: developing, manufacturing, and marketing analytical, environmental monitoring, and process control instruments. The following table shows data for the Company by geographical area:

 (In thousands)                                 1995        1994       1993
 --------------------------------------------------------------------------
 Revenues:
     United States                        $  520,485  $  457,121 $  390,707
     Germany                                 124,035      96,338     77,533
     United Kingdom                           78,768      57,752     44,888
     Other Europe                            107,755      72,633     60,437
     Other                                    79,368      59,663     49,150
     Transfers among geographical
      areas (a)                             (127,749)    (93,515)   (93,437)
                                          ----------  ---------- ----------
                                          $  782,662  $  649,992 $  529,278
                                          ==========  ========== ==========

 Income from continuing operations before
   provision for income taxes and
   minority interest expense:
     United States                        $   81,144  $   86,189 $   75,410
     Germany                                   8,703       3,168      4,116
     United Kingdom                            5,128       3,569      3,700
     Other Europe                             12,505       6,823      3,797
     Other                                     8,203       7,490      6,317
     Corporate and eliminations (b)          (11,214)    (10,002)    (7,360)
                                          ----------  ---------- ----------
     Total operating income                  104,469      97,237     85,980
     Interest and other income
       (expense), net                         18,872      (1,357)   (10,740)
                                          ----------  ---------- ----------
                                          $  123,341  $   95,880 $   75,240
                                          ==========  ========== ==========








                                      25PAGE

 Thermo Instrument Systems Inc.
 Notes to Consolidated Financial Statements


 14. Geographical Data (continued)

 (In thousands)                                 1995        1994       1993
 --------------------------------------------------------------------------
 Identifiable assets:
     United States                        $  888,620  $  595,329 $  512,679
     Germany                                 125,686     114,536    100,042
     United Kingdom                           85,615      46,959     38,905
     Other Europe                             94,135      53,664     42,245
     Other                                    62,090      37,947     32,807
     Corporate and eliminations (c)          116,667     163,482    164,463
                                          ----------  ---------- ----------
                                          $1,372,813  $1,011,917 $  891,141
                                          ==========  ========== ==========

 Export revenues included in United
   States revenues above (d):
     Europe                               $   88,418  $   70,903 $   74,073
     Asia                                     80,839      57,249     41,395
     Other                                    40,303      25,412     20,020
                                          ----------  ---------- ----------
                                          $  209,560  $  153,564 $  135,488
                                          ==========  ========== ==========

 (a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
 (b) Primarily corporate general and administrative expenses.
 (c) Primarily cash, cash equivalents, and short-term investments.
 (d) In general, export sales are denominated in U.S. dollars.


 15. Subsequent Event

 On March 1, 1995, the Company entered into an agreement with Fisons plc (Fisons) to acquire the Scientific Instruments Division of Fisons for approximately 202 million British pounds sterling. On April 13, 1995, the Company announced that it had received a "second request" for information regarding the transaction from the U.S. Federal Trade Commission (FTC). After extensive discussions with Fisons and the FTC, in January 1996 the Company withdrew its original pre-merger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act (the HSR Act), and submitted a new filing with respect to a modified form of the acquisition. On February 15, 1996, the Company announced that the FTC had granted early termination of the waiting period under the HSR Act with respect to the modified acquisition and on March 1, 1996, the Company announced that it had received clearance from U.K. antitrust regulatory authorities. The form of the acquisition cleared by the FTC and the U.K. authorities excludes from the businesses to be acquired by the Company substantially all of the mass spectrometer businesses of Fisons and a high-resolution mass spectrometer/inductively-coupled plasma product. These businesses accounted for slightly less than 20% of the 1995 revenues of Fisons' Scientific Instruments Division. The new purchase price is expected to be slightly less than 150 million British pounds sterling and will be subject to a post-closing adjustment based on the net asset value of the acquired businesses as of the closing date. The modified acquisition is still subject to the consent of certain third parties and the satisfaction of other closing conditions.

                                      26PAGE

 Report of Independent Public Accountants
 --------------------------------------------------------------------------

 To the Shareholders and Board of Directors of Thermo Instrument Systems Inc.:

 We have audited the accompanying consolidated balance sheets of Thermo Instrument Systems Inc. (a Delaware corporation and 86%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Instrument Systems Inc. and subsidiaries as of December 30, 1995 and December 31, 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.
     As discussed in Note 2 to the consolidated financial statements, effective January 2, 1994, the Company changed its method of accounting for investments in debt and marketable equity securities.



                                            Arthur Andersen LLP



 Boston, Massachusetts
 February 12, 1996 (except with respect
 to the matter discussed in Note 15 as
 to which the date is March 1, 1996)













                                      27PAGE

 Thermo Instrument Systems Inc.
 Management's Discussion and Analysis of Financial Condition and Results of Operations

 Results of Operations

 The Company's revenues were $782.7 million in 1995, compared with $650.0 million in 1994 and $529.3 million in 1993. The increases were primarily due to acquisitions, which included the Analytical Instruments Division of Baird Corporation in January 1995, Gould Instrument Systems, Inc. (GIS) in May 1995, the Analytical Instrument Division of Analytical Technology, Inc. in December 1995, several businesses within the EnviroTech Measurements & Controls group of Baker Hughes Incorporated (Baker Hughes) in March 1994, and the radiation safety measurement products and radiometry process control divisions of FAG Kugelfischer Georg Shafer AG in October 1993. Acquisitions added revenues of $104 million in 1995 and $125 million in 1994. The 1993 results included $12.6 million of revenues from the biomedical instruments products business of the Company's Nicolet Instrument Corporation subsidiary (Nicolet Biomedical), which was sold to Thermo Electron Corporation (Thermo Electron) effective April 5, 1993. The remainder of the increase in revenues in 1995 was substantially a result of the favorable effects of currency translation due to the decline in the value of the U.S. dollar relative to foreign currencies in countries where the Company operates. Approximately 50% of the Company's revenues originate outside of the United States. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies. Where appropriate, the Company uses forward exchange contracts to reduce its exposure to currency fluctuations. An increase in revenues in 1995 from certain existing businesses was offset in part by a decline in revenues from the Company's air monitoring instruments subsidiary as most orders in response to Phases I and II of the Clean Air Act of 1990 have been completed.

     The gross profit margin remained relatively unchanged at 48% in 1995 and 1994 and 49% in 1993. If the Company completes the modified acquisition of the Scientific Instruments Division of Fisons plc (Fisons) (Note 15), the Company expects that the gross profit margin will decline due to lower margins at the businesses to be acquired from Fisons.

     Selling, general and administrative expenses as a percentage of revenues increased to 28% in 1995 from 27% in 1994 and 26% in 1993 primarily due to higher costs as a percentage of revenues at acquired businesses and reduced revenues from the Company's air monitoring instruments subsidiary as discussed above. The Company's goal is to continue to reduce selling, general and administrative expenses as a percentage of revenues at its newly acquired businesses. If the Company completes the modified acquisition of the Scientific Instruments Division of Fisons, the Company expects that selling, general and administrative expenses will increase as a percentage of revenues. The Company intends to take steps to reduce costs at the businesses acquired from Fisons. These reductions are expected to take at least several quarters to implement, and no assurance can be given that these reductions will be sufficient to bring selling, general and administrative expenses as a percentage of revenues at the businesses acquired from Fisons to a level comparable to that of the Company's existing businesses.

     Research and development expenses as a percentage of revenues were 6.9% in 1995, compared with 6.6% in 1994 and 6.5% in 1993. The increase is consistent with the Company's objective to develop and market new products.

                                      28PAGE

 Thermo Instrument Systems Inc.
 Management's Discussion and Analysis of Financial Condition and Results of Operations

 Results of Operations (continued)

     Interest income was $14.6 million in 1995, $5.9 million in 1994, and $3.6 million in 1993. The increase in 1995 was primarily the result of interest income earned on the net proceeds from the issuance of $192.5 million aggregate principal amount of 5% subordinated convertible debentures by the Company's ThermoQuest Corporation (ThermoQuest) and Thermo Optek Corporation (Thermo Optek) subsidiaries in August 1995 and October 1995, respectively, and higher prevailing interest rates in 1995 compared with 1994. Interest income also increased in 1995, to a lesser extent, as a result of interest income earned on the net proceeds from the issuance of common stock by the Company's Thermo BioAnalysis Corporation (Thermo BioAnalysis) subsidiary in the first and second quarters of 1995 and by the Company's ThermoSpectra Corporation (ThermoSpectra) subsidiary in the third quarter of 1995 and the third and fourth quarters of 1994. The increase was offset in part by a reduction in cash as a result of the acquisitions of the Analytical Instruments Division of Baird Corporation in January 1995 and GIS in May 1995. The increase in interest income in 1994 was primarily a result of interest income earned on the net proceeds from the issuance of 3 3/4% senior convertible obligations in September 1993, offset in part by the cash used to purchase several businesses within the EnviroTech Measurements & Controls group of Baker Hughes in the first quarter of 1994. Interest expense increased to $18.1 million in 1995 from $15.8 million in 1994 and $14.4 million in 1993. The increase in 1995 was primarily due to the issuance of the 5% subordinated convertible debentures by ThermoQuest and Thermo Optek, offset in part by the conversion of a portion of the Company's 6 5/8% subordinated convertible debentures and 3 3/4% senior convertible obligations into common stock of the Company. The increase in interest expense in 1994 was primarily due to the issuance of the 3 3/4% senior convertible obligations in September 1993, offset in part by a reduction in interest expense as a result of the repayment in the third quarter of 1993 of debt incurred in connection with acquisitions.

     The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. The Company believes that this strategy provides additional motivation and incentives for the management of the subsidiary through the establishment of subsidiary-level stock option incentive programs, as well as capital to support the subsidiaries' growth. As a result of the sale of stock by subsidiaries, the Company recorded gains of $20.1 million in 1995 and $6.5 million in 1994 (Note 12). The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Accordingly, there can be no assurance that the Company will be able to realize gains from such transactions in the future.

      In October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements: Policy and Procedures" (Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there could be significant changes in the way the Company records certain transactions of its controlled subsidiaries, including the following: (i) any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded and (ii) under certain circumstances, acquisitions could be

                                      29PAGE

 Thermo Instrument Systems Inc.
 Management's Discussion and Analysis of Financial Condition and Results of Operations

 Results of Operations (continued)

 structured to significantly reduce the goodwill that is recorded and consequently reduce the Company's future goodwill amortization associated with the acquisition. The Company typically acquires technology companies which are often characterized by significant amounts of goodwill. In addition, under the Proposed Statement a company that has made certain equity investments of generally less than 20% ownership would record a gain (or loss) upon increasing its investment level to the point of exerting "significant influence," generally 20% or higher.

     The FASB conducted a hearing concerning the Proposed Statement in February 1996, at which Thermo Electron, along with other major companies and many of the major accounting firms and accounting associations, expressed their disagreement with various parts of the Proposed Statement. The FASB expects to issue a final statement by June 30, 1996, which could become effective for fiscal years beginning after December 15, 1996.

     The Company recorded gains of $2.2 million and $2.0 million in 1995 and 1994, respectively, from the sale of the Company's investment in Thermedics Inc. convertible debentures. Thermedics Inc. is a majority-owned subsidiary of Thermo Electron.

     The effective tax rate was 35% in 1995, 39% in 1994, and 43% in 1993. The effective tax rate decreased in 1995 and 1994 primarily due to the nontaxable gains on the issuance of stock by subsidiaries. Excluding the impact of the gains on the issuance of stock by subsidiaries, the effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies, and the inability to provide a tax benefit on losses incurred at certain foreign subsidiaries.

     Effective April 2, 1995, the Company and Thermo TerraTech Inc. (Thermo TerraTech) (formerly Thermo Process Systems Inc.) dissolved their Thermo Terra Tech joint venture. Thermo TerraTech then purchased the services businesses formerly operated by the joint venture from the Company. Prior to the joint venture's formation on April 2, 1994, the Company's services businesses comprised its Services segment and were consolidated in the Company's financial statements. The sale of the businesses to Thermo TerraTech represents the Company's disposal of its Services segment
 (Note 3).

 Liquidity and Capital Resources

 Consolidated working capital was $489.9 million at December 30, 1995, compared with $230.3 million at December 31, 1994, an increase of $259.6 million. Included in working capital are cash, cash equivalents, and available-for-sale investments of $395.2 million at December 30, 1995 and $168.9 million at December 31, 1994. Of the $395.2 million balance at December 30, 1995, $20.3 million was held by ThermoSpectra, $19.8 million by Thermo BioAnalysis, $120.4 million by ThermoQuest, $115.1 million by Thermo Optek, and $119.6 million by the Company and its wholly owned subsidiaries. Cash provided by operations in 1995 was $60.1 million.


     The Company's investing activities used $47.1 million of cash in 1995. During 1995, the Company expended $89.5 million for acquisitions and $10.3

                                      30PAGE

 Thermo Instrument Systems Inc.
 Management's Discussion and Analysis of Financial Condition and Results of Operations

 Liquidity and Capital Resources (continued)

 million for the purchase of property, plant and equipment. Additionally, during 1995, the Company and Thermo TerraTech dissolved their Thermo Terra Tech joint venture and the Company sold its services businesses formerly operated by the joint venture to Thermo TerraTech for $34.3 million in cash.

     The Company's financing activities provided $228.3 million of cash in 1995. In March and April 1995, Thermo BioAnalysis completed private placements of its common stock for net proceeds of $14.9 million. In August and October 1995, ThermoSpectra sold shares of its common stock in an initial public offering and a private placement for aggregate net proceeds of $24.9 million. (Note 12) In August and October 1995, ThermoQuest and Thermo Optek, respectively, each issued and sold $96.3 million principal amount of 5% subordinated convertible debentures due 2000 for net proceeds of $93.9 million.

     In February 1996, Thermo BioAnalysis acquired Dynatech Laboratories Worldwide (DLW) from Dynatech Corporation for $43 million in cash, subject to post-closing adjustments. To partially finance the acquisition of DLW, Thermo BioAnalysis borrowed $30 million from Thermo Electron pursuant to a promissory note due February 1997 and bearing interest at the Commercial Paper Composite Rate plus 25 basis points.

     In February 1996, ThermoQuest filed a registration statement under the Securities Act of 1933 with the Securities and Exchange Commission covering shares of common stock to be offered in its initial public offering.

     In 1996, the Company plans to make expenditures of approximately $11.5 million for property, plant and equipment. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.

     The Company has historically complemented internal development with acquisitions of businesses or technologies that extend the Company's presence in current markets or provide opportunities to enter and compete effectively in new markets. The Company will consider making acquisitions of such businesses or technologies that are consistent with its plans for strategic growth. On February 15, 1996, the Company announced that the Federal Trade Commission had granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act with respect to the previously announced modified acquisition of the Scientific Instruments Division of Fisons plc (Fisons) and on March 1, 1996, the Company announced that it had received clearance of the transaction from U.K. antitrust regulatory authorities (Note 15). It is the Company's intent in the future to sell a portion of the businesses to be acquired from Fisons to the Company's majority- and wholly owned subsidiaries, although the size and timing of these transactions will be subject to negotiation between the Company and its subsidiaries. The Company intends to fund the purchase price of this acquisition, which is expected to be slightly less than 150 million British pounds sterling, from available cash and through borrowings from Thermo Electron. Borrowings from Thermo Electron will be at prevailing market rates at the time funds are advanced.




                                      31PAGE

 Thermo Instrument Systems Inc.
 Selected Financial Information


 (In thousands except
 per share amounts)     1995(a)(b)  1994(c)(d)  1993(e)    1992(f)      1991
 ---------------------------------------------------------------------------
 Statement of
  Income Data:
   Revenues        $  782,662  $  649,992  $  529,278 $  368,532  $  283,613
   Income from
    continuing
    operations         79,304      58,261      42,793     31,666      24,752
   Net income          79,306      60,220      44,764     33,130      24,837
   Earnings per
    share from
    continuing
    operations:
     Primary              .88         .66         .51        .39         .32
     Fully diluted        .80         .61         .48        .38         .31
   Earnings per
    share:
     Primary              .88         .68         .53        .41         .33
     Fully diluted        .80         .63         .50        .39         .31


 Balance Sheet
  Data:
   Working capital $  489,895  $  230,306  $  238,053 $   68,412  $  197,391
   Total assets     1,372,813   1,011,917     891,141    686,425     497,959
   Long-term
    obligations       441,034     263,559     286,161    170,092     123,476
   Shareholders'
    investment        542,705     440,763     358,055    272,723     250,954



 See notes located below "Quarterly Information" on the following page.






















                                      32PAGE

 Thermo Instrument Systems Inc.


 Quarterly Information (Unaudited)
 (In thousands except per share amounts)


 1995(b)                                First    Second      Third    Fourth
 ---------------------------------------------------------------------------
 Revenues                            $172,944  $185,744   $193,899  $230,075
 Gross profit                          84,914    90,916     93,535   109,854
 Income from continuing operations     16,914    18,673     21,881    21,836
 Net income                            16,916    18,673     21,881    21,836
 Earnings per share from
   continuing operations:
     Primary                              .19       .21        .24       .24
     Fully diluted                        .17       .19        .22       .22
 Earnings per share:
     Primary                              .19       .21        .24       .24
     Fully diluted                        .17       .19        .22       .22


 1994(d)                                First    Second(c)   Third    Fourth
 ---------------------------------------------------------------------------
 Revenues                            $147,587  $162,615   $161,580  $178,210
 Gross profit                          72,670    78,787     77,565    85,629
 Income from continuing operations     12,476    13,564     14,532    17,689
 Net income                            12,852    14,084     15,104    18,180
 Earnings per share from
   continuing operations:
     Primary                              .14       .15        .16       .20
     Fully diluted                        .13       .14        .15       .18
 Earnings per share:
     Primary                              .15       .16        .17       .20
     Fully diluted                        .14       .15        .16       .19

 (a) Reflects the August and October 1995 issuance of $192,500,000 aggregate principal amount of 5% subordinated convertible debentures due 2000 by ThermoQuest Corporation and Thermo Optek Corporation, respectively.
 (b) Results include nontaxable gains of $4,714,000, $4,831,000, $9,333,000, and $1,250,000 in the first, second, third, and fourth quarters, respectively, from the issuance of stock by subsidiaries.
 (c) Reflects the March 1994 acquisition of several businesses within the EnviroTech Measurements & Controls group of Baker Hughes Incorporated.
 (d) Results include nontaxable gains of $3,284,000 and $3,185,000 in the third and fourth quarters, respectively, from the issuance of stock by subsidiary.
 (e) Reflects the February 1993 acquisition of Spectra-Physics Analytical, Inc., the April 1993 sale of the biomedical instruments products business of the Company's Nicolet Instrument Corporation subsidiary, and the September 1993 issuance of $210,000,000 aggregate principal amount of 3 3/4% senior convertible obligations due 2000.
 (f) Reflects the August 1992 acquisition of Nicolet Instrument Corporation.







                                      33PAGE

 Thermo Instrument Systems Inc.


 Common Stock Market Information

 The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol THI) for 1995 and 1994. Prices were restated in 1995 to reflect a three-for-two stock split distributed in April 1995 and a five-for-four stock split distributed in December 1995.

                        1995                            1994
               ----------------------         -----------------------
 Quarter         High         Low               High            Low
 --------------------------------------------------------------------
 First         $18 13/15    $15 13/15         $18 8/15       $15 1/15
 Second         20  1/5      17  1/5           17             14 7/15
 Third          22  2/5      19  4/5           17 1/5         14 2/3
 Fourth         27  1/10     21  1/2           17             15 4/15

     As of January 26, 1996, the Company had 2,900 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 26, 1996, was $27 1/8 per share.

 Stock Transfer Agent

 American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuances of stock certificates, changes of ownership, lost stock certificates, and changes of address. For these and similar matters, please direct inquiries to:

      American Stock Transfer & Trust Company
      Shareholder Services Department
      40 Wall Street, 46th Floor
      New York, New York 10005
      (718) 921-8200

 Shareholder Services

 Shareholders of Thermo Instrument Systems Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Instrument Systems Inc., 81 Wyman Street, Post Office Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Quarterly reports and press releases are also available through the Internet at Thermo Electron's home page on the World Wide Web (http://www.thermo.com).

 Dividend Policy

 The Company has never paid cash dividends because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.



                                      34PAGE

 Thermo Instrument Systems Inc.


 Form 10-K Report

 A copy of the Annual Report on Form 10-K for the fiscal year ended December 30, 1995, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Instrument Systems Inc., 81 Wyman Street, Post Office Box 9046, Waltham, Massachusetts 02254-9046.

 Annual Meeting

 The annual meeting of shareholders will be held on Sunday, May 19, 1996, at 6:30 p.m. at the Turnberry Isle Resort & Club, Aventura, Florida.











































