Form 10-K, Exhibit 13
period 1996-12-28
THERMO INSTRUMENT SYSTEMS INC
filed 1997-03-19
CIK 795986

Exhibit 13






















                        THERMO INSTRUMENT SYSTEMS INC.

                      Consolidated Financial Statements

                                     1996
PAGE

   Thermo Instrument Systems Inc.                    1996 Financial Statements

                        Consolidated Statement of Income

   (In thousands except per share amounts)       1996       1995        1994
   --------------------------------------------------------------------------
   Revenues (Note 13)                      $1,209,362 $  782,662  $  649,992
                                           ---------- ----------  ----------
   Costs and Operating Expenses:
    Cost of revenues                          654,165    403,443     335,341
    Selling, general, and administrative
      expenses (Note 9)                       340,963    220,436     174,490
    Research and development expenses          84,091     54,314      42,924
    Write-off of acquired technology
       (Note 4)                                 3,500          -           -
                                           ---------- ----------  ----------
                                            1,082,719    678,193     552,755
                                           ---------- ----------  ----------
   Operating Income                           126,643    104,469      97,237

   Interest Income                             20,490     14,646       5,935
   Interest Expense (includes $8,145,
     $5,512, and $5,384 to parent company)    (28,923)   (18,129)    (15,761)
   Gain on Issuance of Stock by
    Subsidiaries (Note 11)                     71,713     20,128       6,469
   Gain on Sale of Related Party
     Investments (Note 9)                           -      2,227       2,000
                                           ---------- ----------  ----------
   Income from Continuing Operations
     Before Provision for Income Taxes
     and Minority Interest Expense            189,923    123,341      95,880
   Provision for Income Taxes (Note 6)         51,727     42,713      37,507
   Minority Interest Expense                    5,445      1,324         112
                                           ---------- ----------  ----------
   Income from Continuing Operations          132,751     79,304      58,261
   Income from Discontinued Operations
    (net of applicable income taxes of
    $1,655 in 1994; Note 3)                         -          2       1,959
                                           ---------- ----------  ----------
   Net Income                              $  132,751 $   79,306  $   60,220
                                           ========== ==========  ==========
   Earnings per Share from
     Continuing Operations:
       Primary                             $     1.40 $      .88  $      .66
                                           ========== ==========  ==========
       Fully diluted                       $     1.27 $      .80  $      .61
                                           ========== ==========  ==========
   Earnings per Share:
       Primary                             $     1.40 $      .88  $      .68
                                           ========== ==========  ==========
       Fully diluted                       $     1.27 $      .80  $      .63
                                           ========== ==========  ==========
   Weighted Average Shares:
       Primary                                 95,085     90,578      88,173
                                           ========== ==========  ==========
       Fully diluted                          108,312    106,952     106,123
                                           ========== ==========  ==========
   The accompanying notes are an integral part of these consolidated financial statements.
                                        2PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                         1996         1995
    ------------------------------------------------------------------------
    Assets
    Current Assets:
     Cash and cash equivalents                       $  522,688   $  395,233
     Available-for-sale investments, at quoted
        market value (amortized cost of
        $7,430; Note 2)                                   7,452            -
     Accounts receivable, less allowances of
       $16,981 and $12,569                              303,331      211,906
     Unbilled contract costs and fees                     6,043        3,800
     Inventories                                        213,683      154,914
     Prepaid expenses                                    13,417        9,450
     Prepaid income taxes (Note 6)                       58,296       31,233
                                                     ----------   ----------
                                                      1,124,910      806,536
                                                     ----------   ----------
    Property, Plant, and Equipment, at Cost, Net        178,663      133,677
                                                     ----------   ----------
    Patents and Other Assets                             32,454       29,611
                                                     ----------   ----------
    Cost in Excess of Net Assets of Acquired
      Companies (Notes 4 and 6)                         588,373      402,989
                                                     ----------   ----------
                                                     $1,924,400   $1,372,813
                                                     ==========   ==========




                                        3PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

    (In thousands except share amounts)                    1996         1995
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
     Notes payable (Note 7)                          $   89,462  $   55,822
     Accounts payable                                    83,161      55,626
     Accrued payroll and employee benefits               51,728      33,025
     Accrued income taxes (includes $10,839 and
        $8,096 due to parent company)                    39,686      25,875
     Accrued installation and warranty expenses          44,211      17,962
     Accrued acquisition expenses (Note 4)               30,025      20,687
     Deferred revenue                                    35,959      20,759
     Other accrued expenses                             101,646      73,966
     Due to parent company                               12,329      12,919
                                                     ----------  ----------
                                                        488,207     316,641
                                                     ----------  ----------
    Deferred Income Taxes (Note 6)                       20,710      20,168
                                                     ----------  ----------
    Other Deferred Items                                 29,805      23,718
                                                     ----------  ----------
    Long-term Obligations (Note 7):
     Senior convertible obligations (includes
       $140,000 due to parent company)                  334,781     207,600
     Subordinated convertible obligations               192,500     214,775
     Other (includes $15,000 in 1996 due to
        parent company)                                  26,933      18,659
                                                     ----------  ----------
                                                        554,214     441,034
                                                     ----------  ----------
    Minority Interest                                    85,197      28,547
                                                     ----------  ----------
    Commitments and Contingencies (Note 8)

    Shareholders' Investment (Notes 5 and 10):
     Common stock, $.10 par value, 250,000,000
        shares authorized; 97,674,228 and
        92,566,341 shares issued                          9,767       9,257
     Capital in excess of par value                     319,464     248,468
     Retained earnings                                  424,641     291,890
     Treasury stock at cost, 750,055 and
        917,985 shares                                   (8,679)     (9,724)
     Cumulative translation adjustment                    1,060       2,814
     Net unrealized gain on available-for-sale
        investments (Note 2)                                 14           -
                                                     ----------  ----------
                                                        746,267     542,705
                                                     ----------  ----------
                                                     $1,924,400  $1,372,813
                                                     ==========  ==========

    The accompanying notes are an integral part of these consolidated financial statements.

                                        4PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

                      Consolidated Statement of Cash Flows

    (In thousands)                             1996        1995        1994
    -----------------------------------------------------------------------
    Operating Activities:
      Net income                          $ 132,751   $  79,306   $  60,220
      Adjustments to reconcile net
        income to net cash provided by
        operating activities:
          Provision for losses on
            accounts receivable               2,274       2,543         733
          Depreciation and amortization      44,233      25,257      22,810
          Write-off of acquired
            technology (Note 4)               3,500           -           -
          Gain on issuance of stock by
            subsidiaries (Note 11)          (71,713)    (20,128)     (6,469)
          Gain on sale of related
            party investments (Note 9)            -      (2,227)     (2,000)
          Minority interest expense           5,445       1,324         112
          Increase (decrease) in deferred
            income taxes                       (757)      2,196       1,816
          Other noncash expenses              4,889       2,964         363
          Changes in current accounts,
            excluding the effects of
            acquisitions:
              Accounts receivable             1,394     (22,661)     (2,586)
              Inventories                    14,184      (7,433)      6,422
              Other current assets            3,978       3,058         (12)
              Accounts payable               (9,903)      1,202       7,745
              Other current liabilities     (37,456)     (4,968)     (8,315)
          Other                                 290        (315)        (84)
                                          ---------   ---------   ---------
    Net cash provided by operating
      activities                             93,109      60,118      80,755
                                          ---------   ---------   ---------

    Investing Activities:
      Acquisitions, net of cash acquired
        (Note 4)                           (248,150)    (89,469)   (101,336)
      Proceeds from sale of services
        businesses (Note 3)                       -      34,267           -
      Purchases of available-for-sale
        investments                         (10,250)          -     (23,105)
      Proceeds from sale and maturities of
        available-for-sale investments        3,000      17,825      16,250
      Purchases of property, plant, and
        equipment                           (19,134)    (10,313)     (8,190)
      Proceeds from sale of property,
        plant, and equipment                  4,597       2,252       2,075
      Other                                     530      (1,691)       (861)
                                          ---------   ---------   ---------
    Net cash used in investing activities $(269,407)  $ (47,129)  $(115,167)
                                          ---------   ---------   ---------

                                        5PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

    (In thousands)                             1996        1995        1994
    -----------------------------------------------------------------------
    Financing Activities:
      Net proceeds from issuance of
        Company and subsidiaries'
        common stock (Note 11)            $ 127,024   $  41,788   $  17,446
      Net proceeds from issuance of
        long-term obligations               168,850     187,846           -
      Proceeds from issuance of notes
        payable to parent company (Note 7)  110,000      15,000           -
      Repayment of notes payable to
        parent company (Note 7)             (95,000)    (15,000)          -
      Repayment of long-term
        obligations, net                     (5,133)     (1,373)     (7,948)
                                          ---------   ---------   ---------
    Net cash provided by financing
      activities                            305,741     228,261       9,498
                                          ---------   ---------   ---------
    Exchange Rate Effect on Cash             (1,988)      1,050         405
                                          ---------   ---------   ---------
    Increase (Decrease) in Cash and
      Cash Equivalents                      127,455     242,300     (24,509)
    Cash and Cash Equivalents at
      Beginning of Year                     395,233     152,933     177,442
                                          ---------   ---------   ---------
    Cash and Cash Equivalents at
      End of Year                         $ 522,688   $ 395,233   $ 152,933
                                          =========   =========   =========
    Cash Paid For:
      Interest                            $  25,837   $  16,035   $  14,782
      Income taxes                        $  42,636   $  31,529   $  24,913

    Noncash Activities:
      Conversions of convertible
        obligations                       $  67,594   $  18,321   $  14,107

      Transfer of services businesses to
        Thermo Terra Tech joint venture   $       -   $       -   $  31,301

      Fair value of assets of
        acquired companies                $ 487,218   $ 161,985   $ 147,696
      Cash paid for acquired companies     (258,785)    (93,004)   (100,855)
                                          ---------   ---------   ---------
        Liabilities assumed of acquired
        companies                         $ 228,433   $  68,981   $  46,841
                                          =========   =========   =========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        6PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                              1996       1995         1994
    ------------------------------------------------------------------------
    Common Stock, $.10 Par Value
        Balance at beginning of year      $   9,257   $   4,816   $   4,708
        Issuance of stock under employees'
          and directors' stock plans              5           1           4
        Conversions of convertible
          obligations                           505         160         104
        Effect of stock splits                    -       4,280           -
                                          ---------   ---------   ---------
        Balance at end of year                9,767       9,257       4,816
                                          ---------   ---------   ---------

    Capital in Excess of Par Value
        Balance at beginning of year        248,468     233,765     219,703
        Issuance of stock under employees'
          and directors' stock plans            950      (1,023)       (785)
        Tax benefit related to employees'
          and directors' stock plans            199       1,950       1,120
        Conversions of convertible
          obligations                        65,924      17,814      13,727
        Effect of stock splits                    -      (4,280)          -
        Effect of majority-owned
          subsidiaries' equity
          transactions                        3,923         242           -
                                          ---------   ---------   ---------
        Balance at end of year              319,464     248,468     233,765
                                          ---------   ---------   ---------

    Retained Earnings
        Balance at beginning of year        291,890     212,584     152,364
        Net income                          132,751      79,306      60,220
                                          ---------   ---------   ---------
        Balance at end of year              424,641     291,890     212,584
                                          ---------   ---------   ---------

    Treasury Stock
        Balance at beginning of year         (9,724)    (12,736)    (15,850)
        Issuance of stock under employees'
          and directors' stock plans          1,045       3,012       3,114
                                          ---------   ---------   ---------
        Balance at end of year               (8,679)     (9,724)    (12,736)
                                          ---------   ---------   ---------

    Cumulative Translation Adjustment
        Balance at beginning of year          2,814       1,991      (2,870)
        Translation adjustment               (1,754)        823       4,861
                                          ---------   ---------   ---------
        Balance at end of year            $   1,060   $   2,814   $   1,991
                                          ---------   ---------   ---------


                                        7PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

    (In thousands)                             1996        1995         1994
    ------------------------------------------------------------------------
    Net Unrealized Gain on
      Available-for-sale
      Investments
        Balance at beginning of year      $       -   $     343   $       -
        Effect of change in accounting
          principle (Note 2)                      -           -       1,885
        Change in net unrealized gain
          on available-for-sale
          investments (Note 2)                   14        (343)     (1,542)
                                           --------   ---------   ---------
        Balance at end of year                   14           -         343
                                           --------   ---------   ---------
    Total Shareholders' Investment        $ 746,267   $ 542,705   $ 440,763
                                          =========   =========   =========


    The accompanying notes are an integral part of these consolidated financial statements.





                                        8PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermo Instrument Systems Inc. (the Company) develops, manufactures, and markets analytical instruments used to identify complex chemical compounds, toxic metals, and other elements in a broad range of liquids and solids, as well as instruments used to monitor radioactivity and air pollution, and to control, image, inspect, and measure various industrial processes and life-sciences phenomena.

    Relationship with Thermo Electron Corporation
        The Company was incorporated on May 28, 1986, as a wholly owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of December 28, 1996, Thermo Electron owned 79,207,044 shares of the Company's common stock, representing 82% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company; its wholly owned subsidiaries; its majority-owned public subsidiaries, ThermoSpectra Corporation (ThermoSpectra), ThermoQuest Corporation (ThermoQuest), Thermo Optek Corporation (Thermo Optek), and Thermo BioAnalysis Corporation (Thermo BioAnalysis); and its majority-owned privately held subsidiary, Metrika Systems Corporation (Metrika Systems). All material intercompany accounts and transactions have been eliminated. The Company accounts for investments in businesses in which it owns between 20% and 50% using the equity method. The Company's ownership percentages of its majority-owned subsidiaries at year end were as follows:

                                                     1996      1995     1994
    ------------------------------------------------------------------------
    ThermoSpectra                                     72%       72%      86%
    ThermoQuest                                       93%      100%     100%
    Thermo Optek                                      93%      100%     100%
    Thermo BioAnalysis                                67%       80%     100%
    Metrika Systems                                   84%      100%     100%

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1996, 1995, and 1994 are for the fiscal years ended December 28, 1996, December 30, 1995, and December 31, 1994, respectively.

    Revenue Recognition
        The Company recognizes product revenues upon shipment of its products and recognizes service contract revenues ratably over the term of the contract. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts. Substantially all of the deferred revenue in the accompanying 1996 balance sheet will be recognized within one year.

                                        9PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Gain on Issuance of Stock by Subsidiaries
        At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain.
        If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased either by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares. Such transactions are reflected as equity transactions, and the net effect of these transactions is reflected in the accompanying statement of shareholders' investment as "Effect of majority-owned subsidiaries' equity transactions."

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 5). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

    Income Taxes
        The Company and Thermo Electron have a tax allocation agreement under which the Company and its greater than 80%-owned subsidiaries, exclusive of its foreign operations, are included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. If Thermo Electron's equity ownership of the Company were to drop below 80%, the Company would be required to file its own federal income tax return.
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        Primary earnings per share has been computed based on the weighted average number of shares outstanding during the year. Because the effect of the assumed exercise of stock options would be immaterial, they have been excluded from the primary earnings per share calculation. Fully diluted earnings per share has been computed assuming the conversion of the Company's dilutive convertible obligations and elimination of the related interest expense, as well as the exercise of stock options and their related income tax effects.

                                       10PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Stock Splits
        All share and per share information was restated in 1995 to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, distributed in April 1995, and a five-for-four stock split, effected in the form of a 25% stock dividend, distributed in December 1995.

    Cash and Cash Equivalents
        As of December 28, 1996, $459.1 million of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of December 28, 1996, the Company's cash equivalents also include investments in short-term certificates of deposit of the Company's foreign subsidiaries, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates fair market value.

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                           1996       1995
    ------------------------------------------------------------------------
    Raw materials and supplies                           $108,497   $ 80,959
    Work in process                                        47,518     40,851
    Finished goods                                         57,668     33,104
                                                         --------   --------
                                                         $213,683   $154,914
                                                         ========   ========

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 40 years; machinery and equipment, 2 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset.
                                       11PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Property, plant, and equipment consists of the following:

    (In thousands)                                           1996       1995
    ------------------------------------------------------------------------
    Land                                                 $ 31,048   $ 23,578
    Buildings                                             101,761     78,075
    Machinery, equipment, and leasehold improvements      118,167     87,432
                                                         --------   --------
                                                          250,976    189,085
    Less: Accumulated depreciation and amortization        72,313     55,408
                                                         --------   --------
                                                         $178,663   $133,677
                                                         ========   ========

    Patents and Other Assets
        Patents and other assets in the accompanying balance sheet includes the costs of acquired trademarks, patents, and other specifically identifiable intangible assets. These assets are amortized using the straight-line method over their estimated useful lives, which range from 3 to 20 years. These assets were $15.5 million and $17.0 million, net of accumulated amortization of $16.2 million and $13.1 million, at year-end 1996 and 1995, respectively.

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $56.2 million and $38.0 million at year-end 1996 and 1995, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

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

                                       12PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Presentation
        Certain amounts in 1995 have been reclassified to conform to the presentation in the 1996 financial statements.

    2.  Available-for-sale Investments

        Effective January 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, the Company's debt and marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain on available-for-sale investments." Effect of change in accounting principle in the accompanying 1994 statement of shareholders' investment represents the unrealized gain, net of related tax effects, pertaining to available-for-sale investments held by the Company on January 2, 1994.
        Available-for-sale investments in the accompanying 1996 balance sheet represents investments in corporate bonds with contractual maturities of one year or less. The difference between the market value and the cost basis of available-for-sale investments at December 28, 1996, was $22,000, which represents gross unrealized gains on those investments.
        The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains recorded in the accompanying statement of income. Gain on sale of related party investments in the accompanying statement of income resulted from gross realized gains relating to the sale of available-for-sale investments (Note 9).

    3.  Discontinued Operations

        Effective April 4, 1994, the Company formed an environmental services joint venture with Thermo TerraTech Inc. (Thermo TerraTech), another public subsidiary of Thermo Electron. The joint venture operated under the name Thermo Terra Tech. The Company contributed its analytical laboratories and its nuclear health physics and environmental science and engineering services businesses. Thermo TerraTech contributed its environmental laboratory business, which specializes in fast-response testing of petroleum-contaminated soils and groundwater, and approximately $31 million in cash and short-term investments.

                                       13PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Discontinued Operations (continued)

        Effective April 2, 1995, the Company and Thermo TerraTech dissolved their joint venture. Thermo TerraTech then purchased the services businesses formerly operated by the joint venture from the Company for $34.3 million in cash, which was the net book value of the services businesses. The Company owned 49% of the joint venture and accounted for its interest in the joint venture using the equity method. Prior to the joint venture's formation on April 2, 1994, the Company's services businesses comprised its Services segment and were consolidated in the Company's financial statements. The sale of the services businesses to Thermo TerraTech represents the Company's disposal of its Services segment. Accordingly, the operating results of the Company's Services segment for the three-month period ended April 2, 1994, and the equity in the income of the joint venture recorded by the Company are classified as "Income from discontinued operations" in the accompanying statement of income. Revenues from the Company's Services segment for the three-month period ended April 2, 1994, were $12.2 million.

    4.  Acquisitions

        On March 29, 1996, the Company completed the acquisition of a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc (Fisons), a wholly owned subsidiary of Rhone-Poulenc Rorer Inc., for approximately 123.5 million British pounds sterling in cash (approximately $188.9 million) and the assumption of approximately 30.8 million British pounds sterling of indebtedness (approximately $47.2 million). The purchase price is subject to post-closing adjustments equal to the amounts by which the net tangible assets and net debt of the acquired businesses on the closing date are greater or less than certain target amounts agreed to by the parties. The Company and Fisons are attempting to agree on the required adjustment to the purchase price based on their respective calculations of the net tangible assets of the acquired businesses. If the parties are unable to reach agreement, a firm of independent public accountants will be appointed to determine the adjustment. Any adjustment would affect the purchase price allocation, including the amount allocated to cost in excess of net assets of acquired companies. In 1996, the Company wrote off $3.5 million of acquired technology in connection with this acquisition, which represents the portion of the purchase price allocated to technology in development based on estimated replacement cost. The businesses acquired from Fisons are involved in the research, development, manufacture, and sale of analytical instruments to industrial and research laboratories worldwide.
        To finance the acquisition of a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons, the Company used available cash in addition to borrowings from Thermo Electron
    (Note 7). During 1996, the Company made several other acquisitions for an aggregate $69.9 million in cash, subject to certain post-closing adjustments.
        During 1995, the Company made several acquisitions for an aggregate $93.0 million in cash.

                                       14PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Acquisitions (continued)

        In March 1994, the Company acquired several businesses within the EnviroTech Measurements & Controls group of Baker Hughes Incorporated (Baker Hughes) for a purchase price of $89.7 million in cash. The Company acquired the EnviroTech Controls, NORAN Instruments, TN Technologies, and Tremetrics businesses, which collectively design, manufacture, and market a variety of process control, process measurement, and laboratory analytical products for use in a wide range of industrial, energy, environmental, and research applications. During 1994, the Company made several other acquisitions for an aggregate $11.2 million in cash.
        These acquisitions have been accounted for using the purchase method of accounting, and their results have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $350.8 million, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in fiscal 1996, is subject to adjustment upon finalization of the purchase price allocation.
        Based on unaudited data, the following table presents selected financial information for the Company and the businesses acquired from Fisons on a pro forma basis, assuming the companies had been combined since the beginning of 1995. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

    (In thousands except per share amounts)                1996         1995
    ------------------------------------------------------------------------
    Revenues                                         $1,278,824  $1,144,956
    Income from continuing operations                   112,973      45,528
    Earnings per share from
      continuing operations:
        Primary                                            1.19         .50
        Fully diluted                                      1.09         .48

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of the businesses from Fisons been made at the beginning of 1995.
        In connection with the acquisition of a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons, the Company has undertaken a restructuring of the acquired businesses. In accordance with the requirements of Emerging Issues Task Force Pronouncement (EITF) 95-3, the Company is in the process of completing a plan that includes reductions in staffing levels, abandonment of excess facilities, and other costs associated with exiting certain activities of the acquired businesses. As part of the cost of the acquisition, the Company established reserves totaling $38.1 million for estimated severance, excess facilities, and other exit costs associated with the acquisition, $19.0 million of which was expended during 1996, primarily for severance. Unresolved matters at December 28, 1996, included completing identification of specific employees for termination and

                                       15PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Acquisitions (continued)

    locations to be abandoned or consolidated, among other decisions concerning the integration of the acquired businesses into the Company. In accordance with EITF 95-3, finalization of the Company's plan for restructuring the acquired businesses will not occur beyond one year from the date of the acquisition. Any changes in estimates of these costs prior to such finalization will be recorded as adjustments to cost in excess of net assets of acquired companies.

    5.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1986, permit the grant of nonqualified and incentive stock options. A third plan, adopted in 1993, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five to ten year period, depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. Generally, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1991, that provides for the grant of stock options in the Company and its majority-owned subsidiaries to outside directors pursuant to a formula approved by the Company's shareholders. Options in the Company awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron.

    Employee Stock Purchase Program
    -------------------------------
        Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Under this program, shares of the Company's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common
                                       16PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

    stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1996, 1995, and 1994, the Company issued 49,973 shares, 74,826 shares, and 97,125 shares, respectively, of its common stock under this program.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in 1996 and 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                1996        1995
    -----------------------------------------------------------------------
    Income from continuing operations:
        As reported                                    $132,751     $79,304
        Pro forma                                       129,591      79,033
    Primary earnings per share from
      continuing operations:
        As reported                                        1.40         .88
        Pro forma                                          1.36         .87
    Fully diluted earnings per share from
      continuing operations:
        As reported                                        1.27         .80
        Pro forma                                          1.25         .79

        Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                          1996         1995
    -----------------------------------------------------------------------
    Volatility                                             26%          26%
    Risk-free interest rate                               6.2%         5.1%
    Expected life of options                         6.2 years    1.1 years

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting

                                       17PAGE

   Thermo Instrument Systems Inc.                    1996 Financial Statements

                   Notes to Consolidated Financial Statements

   5. Employee Benefit Plans (continued)

   restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   Stock Option Activity
      A summary of the Company's stock option activity is as follows:

                              1996              1995               1994
                        ----------------  ----------------  -----------------
                                Weighted          Weighted           Range of
                        Number   Average  Number   Average  Number     Option
   (Shares                  of  Exercise      of  Exercise      of     Prices
   in thousands)        Shares     Price  Shares     Price  Shares  per Share
   --------------------------------------------------------------------------
   Options outstanding,                                              $ 2.85-
     beginning of year  3,221    $14.85    3,798   $13.94    3,552    18.02
                                                                      15.08-
       Granted            378     34.49        6    18.84      744    16.58
                                                                       2.85-
       Exercised         (204)     9.14     (375)    6.08     (353)   12.64
                                                                       2.85-
       Forfeited         (142)    15.00     (208)   14.22     (145)   16.68
                        -----              -----             -----
   Options outstanding,                                              $ 3.29-
     end of year        3,253    $17.48    3,221   $14.85    3,798    18.02
                        =====    ======    =====   ======    =====   ======
                                                                     $ 3.29-
   Options exercisable  3,253    $17.48    3,221   $14.85    3,791    18.02
                        =====    ======    =====   ======    =====   ======
   Options available
     for grant          1,526              1,764             1,564
                        =====              =====             =====
   Weighted average fair
     value per share of
     options granted
     during year                 $13.63            $ 3.72
                                 ======            ======





                                       18PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

   5.  Employee Benefit Plans (continued)

       A summary of the status of the Company's stock options at December 28, 1996, is as follows:

                                 Options Outstanding and Exercisable
                             -------------------------------------------
                                                                Weighted
                                           Weighted Average      Average
          Range of              Number            Remaining     Exercise
   Exercise Prices           of Shares     Contractual Life        Price
   ---------------------------------------------------------------------
   (Shares in thousands)
   $ 5.16 - $10.42                 328            1.9 years       $ 7.79
    10.43 -  19.14               2,547            8.2 years        16.21
    27.87 -  36.58                 378            9.7 years        34.49
                                 -----

   $ 5.16 - $36.58               3,253            7.7 years       $17.48
                                 =====

   401(k) Savings Plans and Employee Stock Ownership Plan
       The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan and, prior to 1995, certain of the Company's employees were eligible to participate in Thermo Electron's employee stock ownership plan (ESOP). In addition, certain of the Company's employees are eligible to participate in 401(k) savings plans sponsored by the Company's Nicolet Instrument Corporation and Finnigan Corporation subsidiaries. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $4.9 million, $3.9 million, and $3.9 million in 1996, 1995, and 1994, respectively. Effective December 31, 1994, the ESOP was split into two plans: ESOP I, covering employees of Thermo Electron's corporate office and its wholly owned subsidiaries and ESOP II, covering employees of certain of Thermo Electron's majority-owned subsidiaries, including the Company. Also, effective December 31, 1994, the ESOP II plan was terminated, and as a result, the Company's employees are no longer eligible to participate in an ESOP.

   6.  Income Taxes

       The components of income from continuing operations before provision for income taxes and minority interest expense are as follows:

   (In thousands)                                1996       1995       1994
   ------------------------------------------------------------------------
   Domestic                                  $143,377   $ 95,999   $ 77,840
   Foreign                                     46,546     27,342     18,040
                                             --------   --------   --------
                                             $189,923   $123,341   $ 95,880
                                             ========   ========   ========

                                       19PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

   6.  Income Taxes (continued)

       The components of the provision for income taxes are as follows:

   (In thousands)                                1996       1995       1994
   ------------------------------------------------------------------------
   Currently payable:
     Federal                                 $ 29,593   $ 29,336   $ 17,682
     State                                      6,978      5,766      5,499
     Foreign                                   27,100     11,490      7,977
                                             --------   --------   --------
                                               63,671     46,592     31,158
                                             --------   --------   --------
   Net deferred (prepaid):
     Federal                                   (5,553)    (3,628)     5,480
     State                                     (1,178)      (769)     1,207
     Foreign                                   (5,213)       518       (338)
                                             --------   --------   --------
                                              (11,944)    (3,879)     6,349
                                             --------   --------   --------
                                             $ 51,727   $ 42,713   $ 37,507
                                             ========   ========   ========

       The Company and its majority-owned subsidiaries receive a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $2.0 million, $2.1 million, and $1.1 million of such benefits of the Company and its majority-owned subsidiaries that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions, in 1996, 1995, and 1994, respectively. The provision for income taxes that is currently payable does not reflect $4.7 million and $3.0 million of tax benefits used to reduce cost in excess of net assets of acquired companies in 1996 and 1995, respectively. The deferred provision for income taxes does not reflect $3.4 million of tax benefits used to reduce cost in excess of net assets of acquired companies in 1995.



                                       20PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

   6.  Income Taxes (continued)

       The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income from continuing operations before provision for income taxes and minority interest expense due to the following:

   (In thousands)                                1996       1995       1994
   ------------------------------------------------------------------------
   Provision for income taxes at
     statutory rate                          $ 66,473   $ 43,169   $ 33,558
   Increases (decreases) resulting from:
     Gain on issuance of stock by
       subsidiaries                           (25,100)    (7,045)    (2,264)
     Net foreign losses not benefited and
       tax rate differential                    5,596      2,438        817
     State income taxes, net of federal tax     3,770      3,248      4,359
     Amortization of cost in excess of
       net assets of acquired companies         2,445      2,432      2,089
     Tax benefit of foreign sales
       corporation                             (2,102)    (1,987)    (1,602)
     Other, net                                   645        458        550
                                             --------   --------   --------
                                             $ 51,727   $ 42,713   $ 37,507
                                             ========   ========   ========

       Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

   (In thousands)                                1996       1995
   -------------------------------------------------------------
   Prepaid income taxes:
     Tax loss carryforwards                  $ 64,902   $ 22,549
     Reserves and accruals                     38,929     12,165
     Inventory basis difference                11,895      9,553
     Accrued compensation                       5,064      4,439
     Allowance for doubtful accounts            2,399      1,454
     Other, net                                     9      3,622
                                             --------   --------
                                              123,198     53,782
     Less: Valuation allowance                 64,902     22,549
                                             --------   --------
                                             $ 58,296   $ 31,233
                                             ========   ========
   Deferred income taxes:
     Depreciation                            $ 16,476   $ 14,039
     Intangible assets                          4,234      5,130
     Other                                          -        999
                                             --------   --------
                                             $ 20,710   $ 20,168
                                             ========   ========


                                       21PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

   6.  Income Taxes (continued)

       The valuation allowance relates to uncertainty surrounding the realization of certain tax assets, including in 1996 $150.0 million of foreign tax loss carryforwards, $1.4 million of certain state tax-deferred assets, and $6.4 million of federal tax loss carryforwards, the realization of which is limited to the future income of certain subsidiaries. Of the $150.0 million of foreign tax loss carryforwards, $45 million expire from 1997 through 2004 and the remainder do not expire. The federal tax loss carryforwards expire from 2008 through 2010. Any tax benefit resulting from the use of the loss carryforwards will first be used to reduce cost in excess of net assets of acquired companies. The increase in the valuation allowance results primarily from valuation allowances established for tax loss carryforwards of businesses acquired in 1996.
       The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in the common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.
       A provision has not been made for U.S. or additional foreign taxes on $105 million of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial due to available U.S. foreign tax credits.

   7.  Short- and Long-term Obligations

   Short-term Obligations
       Notes payable in the accompanying balance sheet represents bank borrowings at several of the Company's foreign subsidiaries. The weighted average interest rate for these borrowings was 5.25% and 4.27% at year-end 1996 and 1995, respectively.
       To finance the acquisition of a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons (Note 4), the Company used available cash in addition to borrowings of $89.0 million from Thermo Electron. In April 1996, the Company repaid a portion of the borrowings from Thermo Electron and issued a $65.0 million promissory note for the remaining indebtedness, which was repaid in October 1996.
       To partially finance the acquisition of the DYNEX Technologies (DYNEX; formerly Dynatech Laboratories Worldwide) division of Dynatech Corporation in February 1996, Thermo BioAnalysis borrowed $30.0 million from Thermo Electron pursuant to a promissory note, which was repaid in July 1996.
       To partially finance the acquisition of Gould Instrument Systems, Inc. (GIS) in May 1995, ThermoSpectra borrowed $15.0 million from Thermo Electron pursuant to a promissory note, which was repaid in August 1995.

                                       22PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

   7.  Short- and Long-term Obligations (continued)

   Long-term Obligations
       Long-term obligations of the Company are as follows:

   (In thousands except per share amounts)                 1996        1995
   ------------------------------------------------------------------------
   3 3/4% Senior convertible note, due 2000,
     convertible at $16.93 per share (a)               $140,000    $140,000
   3 3/4% Senior convertible debentures, due 2000,
     convertible at $16.93 per share (b)                 22,281      67,600
   4 1/2% Senior convertible debentures, due 2003,
     convertible at $43.07 per share (b)                172,500           -
   6 5/8% Subordinated convertible debentures,
     due 2001, convertible at $9.38 per share (c)             -      22,275
   5% Subordinated convertible debentures, due 2000,
     convertible into shares of ThermoQuest
     at $16.50 per share (c)                             96,250      96,250
   5% Subordinated convertible debentures, due 2000,
     convertible into shares of Thermo Optek
     at $14.85 per share (c)                             96,250      96,250
   10.23% Mortgage loan secured by property with
     a net book value of $16,042, payable in monthly
     installments with final payments in 2004             9,267      10,101
   Promissory note to parent company from
     ThermoSpectra, due 1998 (d)                         15,000           -
   Other                                                  4,788      10,885
                                                       --------    --------
                                                        556,336     443,361
   Less: Current maturities of long-term obligations      2,122       2,327
                                                       --------    --------
                                                       $554,214    $441,034
                                                       ========    ========
   (a) Represents an obligation to Thermo Electron.
   (b) Guaranteed on a senior basis by Thermo Electron.
   (c) Guaranteed on a subordinated basis by Thermo Electron.
   (d) Bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points.

       The $96.3 million principal amount 5% subordinated convertible debentures of ThermoQuest and Thermo Optek are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
       In lieu of issuing all or a portion of the Company's common stock upon conversion of the 3 3/4% senior convertible debentures due 2000, the Company has the option to pay holders of the debentures cash equal to the weighted-average market price of the Company's common stock on the trading date prior to conversion.
       In lieu of issuing all or a portion of the Company's common stock upon conversion of the 4 1/2% senior convertible debentures due 2003, the Company has the option to deliver shares of Thermo Electron common stock

                                       23PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

   7.  Short- and Long-term Obligations (continued)

   with an aggregate value equal to the market value of the Company's common stock otherwise issuable upon such conversion. Thermo Electron has agreed to sell at market prices such number of shares of its common stock to the Company as the Company may require to exercise such option.
       During 1996, 1995, and 1994, convertible obligations of $67.6 million, $18.3 million, and $14.1 million, respectively, were converted into common stock of the Company.
       The annual requirements for long-term obligations as of December 28, 1996, are: $2.1 million in 1997; $16.2 million in 1998; $1.2 million in 1999; $356.1 million in 2000; $1.4 million in 2001; and $179.3 million in
   2002 and thereafter. Total future requirements of long-term obligations are $556.3 million.
       See Note 12 for the fair value information pertaining to the Company's long-term obligations.

   8.  Commitments and Contingencies

   Operating Leases
       The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $21.1 million, $11.1 million, and $9.0 million in 1996, 1995, and 1994, respectively. Future minimum payments due under noncancellable operating leases at December 28, 1996, are: $15.5 million in 1997; $12.6 million in 1998; $10.1 million in 1999; $8.7 million in 2000; $7.5 million in 2001; and $29.5 million in 2002 and thereafter. Total future minimum lease payments are $83.9 million.

   Contingencies
       In December 1996, five employees of the Company's Epsilon Industrial, Inc. (Epsilon) subsidiary commenced an arbitration proceeding alleging that Epsilon, the Company, and certain affiliates of the Company breached the terms of certain agreements entered into with such employees at the time that a predecessor of Epsilon acquired the assets and business of a company formerly owned by such employees. The employees are claiming damages of $36 million resulting from the alleged failure of the Company and its affiliates to use best efforts to develop and promote certain products acquired at that time. The Company believes that it has meritorious defenses to the claim and intends to contest the matter vigorously. However, due to the inherent uncertainty of dispute resolution, the Company cannot predict the outcome of this matter. In the opinion of management, while an unfavorable resolution of this matter could materially affect the Company's results of operations in a particular quarter or year, any such resolution would not have a material adverse effect on the Company's financial position.
       The Company is also contingently liable with respect to certain other lawsuits and matters which, in the opinion of management, will not have a material effect upon the financial position of the Company or its results of operations.

                                       24PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

   9.  Related Party Transactions

   Corporate Services Agreement
       The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% and 1.25% of the Company's revenues in 1995 and 1994, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $12.1 million, $9.4 million, and $8.3 million in 1996, 1995, and 1994, respectively. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

   Repurchase Agreement
       The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

   Sale of Related Party Investments
       During 1995, the Company sold its remaining investment in 6 1/2% subordinated convertible debentures due 1998, which were issued by Thermedics Inc. (Thermedics), a majority-owned subsidiary of Thermo Electron. The Company sold $2.3 million principal amount of the Thermedics debentures in 1995 for net proceeds of $4.5 million, which resulted in a gain of $2.2 million. During 1994, the Company sold $4.0 million principal amount of the Thermedics debentures for net proceeds of $5.9 million, which resulted in a gain of $2.0 million.

   Short- and Long-term Obligations
       See Note 7 for short- and long-term obligations of the Company held by Thermo Electron.

   10.  Common Stock

       At December 28, 1996, the Company had reserved 16,945,293 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's convertible obligations.

                                       25PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

   11.  Issuance of Stock by Subsidiaries

       Gain on issuance of stock by subsidiaries in the accompanying statement of income results from the following transactions:

   1996
       Initial public offering of 3,450,000 shares of ThermoQuest common stock at $15.00 per share for net proceeds of $47.8 million resulted in a gain of $27.2 million.
       Initial public offering of 3,450,000 shares of Thermo Optek common stock at $13.50 per share for net proceeds of $42.9 million resulted in a gain of $25.1 million.
       Initial public offering of 1,670,000 shares of Thermo BioAnalysis common stock at $14.00 per share for net proceeds of $20.8 million resulted in a gain of $9.8 million.
        Private placement of 1,935,667 shares of Metrika Systems common stock at $7.50 per share for net proceeds of $13.5 million resulted in a gain of $9.6 million.

   1995
       Private placement of 1,601,500 shares of Thermo BioAnalysis common stock at $10.00 per share for net proceeds of $14.9 million resulted in a gain of $9.5 million.
       Initial public offering of 1,725,000 shares of ThermoSpectra common stock at $14.00 per share for net proceeds of $21.9 million resulted in a gain of $9.3 million.
       Private placement of 202,000 shares of ThermoSpectra common stock at $15.72 per share for net proceeds of $3.0 million resulted in a gain of $1.3 million.

   1994
       Private placement of 1,505,000 shares of ThermoSpectra common stock at $10.00 per share for net proceeds of $14.0 million resulted in a gain of $6.5 million.

   12.  Fair Value of Financial Instruments

       The Company's financial instruments consist primarily of cash and cash equivalents, available-for-sale investments, accounts receivable, notes payable, accounts payable, due to parent company, long-term obligations, and forward exchange contracts. The carrying amounts of these financial instruments, with the exception of available-for-sale investments, long-term obligations, and forward exchange contracts, approximate fair value due to their short-term nature.
       Available-for-sale investments are carried at fair value in the accompanying 1996 balance sheet. The fair values were determined based on quoted market prices (Note 2).
        The Company enters into forward exchange contracts to hedge certain firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies, principally U.S. dollars, British pounds sterling, French francs, German deutsche marks, and Japanese yen. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these

                                       26PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

   12.  Fair Value of Financial Instruments (continued)

   commitments from fluctuations in foreign exchange rates. The amounts of such forward exchange contracts at year-end 1996 and 1995 were $12.8 million and $12.2 million, respectively.
       The carrying amount and fair value of the Company's long-term obligations and off-balance-sheet financial instruments are as follows:

                                         1996                 1995
                                  ------------------   ------------------
                                  Carrying      Fair   Carrying      Fair
   (In thousands)                   Amount     Value     Amount     Value
   ----------------------------------------------------------------------
   Long-term obligations:
       Convertible obligations    $527,281  $681,550   $422,375  $595,482
       Other long-term
         obligations                26,933    27,767     18,659    19,122
                                  --------  --------   --------  --------

                                  $554,214  $709,317   $441,034  $614,604
                                  ========  ========   ========  ========

   Off-balance-sheet
     financial instruments:
       Forward exchange
         contracts receivable               $    886             $    462

       The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year-ends. The fair value of the Company's convertible obligations exceeds the carrying amount primarily due to the market price of the Company's common stock at the respective year-ends exceeding the conversion price of certain of the convertible obligations.
       The fair value of forward exchange contracts is the estimated amount that the Company would receive if it were to terminate the contracts, taking into account the change in foreign exchange rates.




                                       27PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

   13.  Geographical Data

        The Company is engaged in one business segment: developing, manufacturing, and marketing analytical, monitoring, process control, and imaging, inspection, and measurement instruments. The following table shows data for the Company by geographical area:

   (In thousands)                            1996        1995          1994
   ------------------------------------------------------------------------
   Revenues:
       United States                   $  688,865   $  520,485   $  457,121
       United Kingdom                     227,375       78,768       57,752
       Germany                            182,958      124,035       96,338
       Other Europe                       225,244      107,755       72,633
       Other                              104,885       79,368       59,663
       Transfers among geographical
         areas (a)                       (219,965)    (127,749)     (93,515)
                                       ----------   ----------   ----------
                                       $1,209,362   $  782,662   $  649,992
                                       ==========   ==========   ==========

   Income from continuing operations
     before provision for income taxes
     and minority interest expense:
       United States                   $   97,114   $   81,144   $   86,189
       United Kingdom                      14,333        5,128        3,569
       Germany                              9,894        8,703        3,168
       Other Europe                        15,350       12,505        6,823
       Other                               11,500        8,203        7,490
       Corporate and eliminations (b)     (21,548)     (11,214)     (10,002)
                                       ----------   ----------   ----------
       Total operating income             126,643      104,469       97,237
       Interest and other income
         (expense), net                    63,280       18,872       (1,357)
                                       ----------   ----------   ----------
                                       $  189,923   $  123,341   $   95,880
                                       ==========   ==========   ==========

   Identifiable assets:
       United States                   $1,045,345   $  888,620   $  595,329
       United Kingdom                     253,203       85,615       46,959
       Germany                            172,468      125,686      114,536
       Other Europe                       221,420       94,135       53,664
       Other                               57,435       62,090       37,947
       Corporate and eliminations (c)     174,529      116,667      163,482
                                       ----------   ----------   ----------
                                       $1,924,400   $1,372,813   $1,011,917
                                       ==========   ==========   ==========


                                       28PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

   13.  Geographical Data (continued)


   (In thousands)                            1996        1995          1994
   ------------------------------------------------------------------------
   Export revenues included in United
     States revenues above (d):
       Europe                          $  100,767   $   88,418   $   70,903
       Asia                               107,796       80,839       57,249
       Other                               45,142       40,303       25,412
                                       ----------   ----------   ----------
                                       $  253,705   $  209,560   $  153,564
                                       ==========   ==========   ==========

   (a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
   (b) Primarily corporate general and administrative expenses.
   (c) Primarily cash, cash equivalents, and available-for-sale investments.
   (d) In general, export revenues are denominated in U.S. dollars.













                                       29PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

   14.  Unaudited Quarterly Information

   (In thousands except per share amounts)

   1996(a)                          First     Second(b)   Third      Fourth
   ------------------------------------------------------------------------
   Revenues                      $225,571    $321,552  $315,292    $346,947
   Gross profit                   107,364     144,524   147,803     155,506
   Net income                      34,043      35,296    30,521      32,891
   Earnings per share:
       Primary                        .37         .37       .32         .34
       Fully diluted                  .33         .34       .29         .31

   1995(c)                          First     Second      Third      Fourth
   ------------------------------------------------------------------------
   Revenues                      $172,944    $185,744  $193,899    $230,075
   Gross profit                    84,914      90,916    93,535     109,854
   Income from continuing
     operations                    16,914      18,673    21,881      21,836
   Net income                      16,916      18,673    21,881      21,836
   Earnings per share from
     continuing operations:
       Primary                        .19         .21       .24         .24
       Fully diluted                  .17         .19       .22         .22
   Earnings per share:
       Primary                        .19         .21       .24         .24
       Fully diluted                  .17         .19       .22         .22

   (a) Results include nontaxable gains of $24.3 million, $25.5 million, $11.4 million, and $10.5 million in the first, second, third, and fourth quarters, respectively, from the issuance of stock by subsidiaries.
   (b) Reflects the March 29, 1996, acquisition of a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons.
   (c) Results include nontaxable gains of $4.7 million, $4.8 million, $9.3 million, and $1.3 million in the first, second, third, and fourth quarters, respectively, from the issuance of stock by subsidiaries.


                                       30PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                   Notes to Consolidated Financial Statements

   15.  Subsequent Event

        On March 12, 1997, the Company declared unconditional in all respects its cash tender offer for all outstanding shares of Life Sciences International PLC (Life Sciences) for 135 British pence per share (approximately $2.16 per share). As of that date, the Company had received acceptances representing approximately 91% of the Life Sciences shares outstanding and the Company owned an additional 3% of the outstanding Life Sciences shares. There are approximately 175 million Life Sciences shares outstanding. The Company has established March 26, 1997, as the date for payment for all shares as to which acceptance had been received. In addition, the Company expects to repay approximately $72 million of Life Sciences' debt, net of acquired cash expected to be used. Life Sciences, a London Stock Exchange-listed company, manufactures laboratory science equipment, appliances, instruments, consumables, and reagents for the research, clinical, and industrial markets.













                                       31PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                    Report of Independent Public Accountants


   To the Shareholders and Board of Directors of Thermo Instrument Systems Inc.:

       We have audited the accompanying consolidated balance sheet of Thermo Instrument Systems Inc. (a Delaware corporation and 82%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of December 28, 1996, and December 30, 1995, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Instrument Systems Inc. and subsidiaries as of December 28, 1996, and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.



                                              Arthur Andersen LLP



   Boston, Massachusetts
   February 11, 1997 (except with respect
   the matter discussed in Note 15 as to
   which the date is March 12, 1997)






                                       32PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

       Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Forward-looking Statements."

   Results of Operations

       The Company's revenues were $1,209.4 million in 1996, compared with $782.7 million in 1995 and $650.0 million in 1994. The increases were primarily due to acquisitions, which included a substantial portion of the businesses comprising the Scientific Instruments Divisions of Fisons in March 1996, DYNEX in February 1996, Oriel Corporation in February 1996, the analytical instrument division of ATI in December 1995, GIS in May 1995, the Analytical Instruments Division of Baird Corporation in January 1995, and several businesses within the EnviroTech Measurements & Controls group of Baker Hughes in March 1994. Acquisitions added revenues of $404 million in 1996 and $104 million in 1995. The remainder of the increase in revenues in 1996 resulted primarily from greater demand experienced by ThermoQuest's mass spectrometry business as a result of the introduction of two new products, one in the third quarter of 1995 and another in the first quarter of 1996, and, to a lesser extent, greater product demand at Thermo Optek's Fourier transform infrared (FT-IR) and FT-Raman spectrometry businesses. The increases in 1996 were offset by a decrease of $21.8 million in revenues due to the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates. The remainder of the increase in revenues in 1995 was substantially a result of the favorable effects of currency translation due to the decline in the value of the U.S. dollar relative to foreign currencies in countries where the Company operates. An increase in revenues in 1995 from certain existing businesses was offset in part by a decline in revenues from the Company's air monitoring instruments subsidiary as most orders in response to Phases I and II of the Clean Air Act of 1990 have been completed.
       International sales account for a significant portion of the Company's total revenues. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations. Where appropriate, the Company uses forward exchange contracts to reduce its exposure to currency fluctuations.

                                       33PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

   Results of Operations (continued)

       The gross profit margin was 46% in 1996, compared with 48% in 1995 and 1994. The gross profit margin decreased in 1996 primarily due to lower margins at acquired businesses.
       Selling, general, and administrative expenses as a percentage of revenues was 28% in 1996 and 1995 and 27% in 1994. Selling, general, and administrative expenses as a percentage of revenues increased in 1995 from 1994 due to higher costs as a percentage of revenues at acquired businesses and reduced revenues from the Company's air monitoring instruments subsidiary as discussed above. The Company's goal is to continue to reduce selling, general, and administrative expenses as a percentage of revenues at its newly acquired businesses.
       Research and development expenses as a percentage of revenues were 7.0% in 1996, 6.9% in 1995, and 6.6% in 1994. The increase is consistent with the Company's objective to develop and market new products.
       In 1996, the Company wrote off $3.5 million of acquired technology in connection with the acquisition of the businesses from Fisons (Note 4).
       Interest income increased to $20.5 million in 1996 from $14.6 million in 1995 and $5.9 million in 1994. The increase in 1996 was primarily the result of interest income earned on invested proceeds from the issuance of $96.3 million principal amount of 5% subordinated convertible debentures by each of ThermoQuest and Thermo Optek in August 1995 and October 1995, respectively, the issuance of common stock by the Company's subsidiaries (Note 11) and, to a lesser extent, the issuance of $172.5 million principal amount of 4 1/2% senior convertible debentures by the Company in October 1996. The increase in interest income in 1996 was offset in part by a reduction in cash as a result of acquisitions. The increase in interest income in 1995 was primarily the result of interest income earned on invested proceeds from the issuance of the 5% subordinated convertible debentures by ThermoQuest and Thermo Optek and higher prevailing interest rates in 1995 compared with 1994. Interest income also increased in 1995, to a lesser extent, as a result of interest income earned on invested proceeds from the issuance of common stock by the Company's subsidiaries in the first three quarters of 1995 and the third and fourth quarters of 1994 (Note 11). The increase in interest income in 1995 was offset in part by a reduction in cash as a result of acquisitions.
       Interest expense increased to $28.9 million in 1996 from $18.1 million in 1995 and $15.8 million in 1994. The increase in interest expense in 1996 was primarily due to the issuance of the 5% subordinated convertible debentures by ThermoQuest and Thermo Optek. To a lesser extent, interest expense increased due to the issuance by the Company of the 4 1/2% senior convertible debentures, the issuance of promissory notes to Thermo Electron in connection with acquisitions (Note 7), and the inclusion of interest expense on the debt assumed as part of the Fisons acquisition. The increases in 1996 were offset in part by the conversion of a portion of the Company's convertible obligations into common stock of the Company. The increase in interest expense in 1995 was primarily due to the issuance of the 5% subordinated convertible debentures by ThermoQuest and Thermo Optek, offset in part by the

                                       34PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

   Results of Operations (continued)

   conversion of a portion of the Company's convertible obligations into common stock of the Company.
       The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. The Company believes that this strategy provides additional motivation and incentives for the management of the subsidiaries through the establishment of subsidiary-level stock option incentive programs, as well as capital to support the subsidiaries' growth. As a result of the sale of stock by subsidiaries, the Company recorded gains of $71.7 million in 1996, $20.1 million in 1995, and $6.5 million in 1994 (Note 11). These gains represent an increase in the Company's proportionate share of the subsidiary's equity and are classified as "Gain on issuance of stock by subsidiaries" in the accompanying statement of income. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. In addition, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial
   Statements: Policy and Procedures" (the Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there could be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded. The FASB expects to issue a final statement or a revised exposure draft in 1997. Accordingly, there can be no assurance that the Company will be able to realize gains from such transactions in the future.
       The Company recorded gains of $2.2 million and $2.0 million in 1995 and 1994, respectively, from the sale of the Company's investment in Thermedics Inc. subordinated convertible debentures (Note 9). Thermedics Inc. is a majority-owned subsidiary of Thermo Electron.
       The effective tax rate was 27% in 1996, 35% in 1995, and 39% in 1994. The effective tax rate decreased in 1996 and 1995 primarily due to a higher nontaxable gain on issuance of stock by subsidiaries. Excluding the impact of the gain on issuance of stock by subsidiaries, the effective tax rates exceeded the statutory federal income tax rate due to the inability to provide a tax benefit on losses incurred at certain foreign subsidiaries, the impact of foreign and state income taxes, the nondeductible amortization of cost in excess of net assets of acquired companies, and the write-off of acquired technology in connection with the acquisition of the businesses from Fisons in March 1996.
       Effective April 2, 1995, the Company and Thermo TerraTech dissolved their Thermo Terra Tech joint venture. Thermo TerraTech then purchased the services businesses formerly operated by the joint venture from the Company. Prior to the joint venture's formation on April 2, 1994, the Company's services businesses comprised its Services segment and were consolidated in the Company's financial statements. The sale of the

                                       35PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

   Results of Operations (continued)

   businesses to Thermo TerraTech represents the Company's disposal of its Services segment (Note 3).
       See Note 8 for a description of an arbitration proceeding involving the Company.

   Liquidity and Capital Resources

       Consolidated working capital was $636.7 million at December 28, 1996, compared with $489.9 million at December 30, 1995, an increase of $146.8 million. Included in working capital are cash, cash equivalents, and available-for-sale investments of $530.1 million at December 28, 1996, and $395.2 million at December 30, 1995. Of the $530.1 million balance at December 28, 1996, $16.6 million was held by ThermoSpectra, $182.4 million by ThermoQuest, $63.6 million by Thermo Optek, $45.5 million by Thermo BioAnalysis, $20.2 million by Metrika Systems, and $201.8 million by the Company and its wholly owned subsidiaries. Cash provided by operations in 1996 was $93.1 million. Inventories decreased $14.2 million primarily due to improved inventory management at certain subsidiaries. Other current liabilities decreased $37.5 million primarily due to restructuring expenditures at businesses acquired by the Company in 1996.
       At December 28, 1996, $59.2 million of the Company's cash and cash equivalents was held by its foreign subsidiaries. Repatriation of this cash into the United States would be subject to foreign withholding taxes and could also be subject to a United States tax.
       The Company's investing activities used $269.4 million of cash in 1996. During 1996, the Company expended $248.2 million, net of cash acquired, for acquisitions (Note 4) and $19.1 million for the purchase of property, plant, and equipment.
       The Company's financing activities provided $305.7 million of cash in 1996. During 1996, ThermoQuest, Thermo Optek, Thermo BioAnalysis, and Metrika Systems sold shares of their common stock for aggregate net proceeds of $125.0 million (Note 11). During 1996, the Company issued $110.0 million and repaid $95.0 million of notes payable to Thermo Electron in connection with acquisitions (Note 7). In October 1996, the Company issued and sold $172.5 million principal amount of 4 1/2% senior convertible debentures for net proceeds of $168.9 million (Note 7).
       In 1997, the Company plans to make expenditures of approximately $21 million for property, plant, and equipment. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.
       The Company has historically complemented internal development with acquisitions of businesses or technologies that extend the Company's presence in current markets or provide opportunities to enter and compete effectively in new markets. The Company will consider making acquisitions of such businesses or technologies that are consistent with its plans for strategic growth. The Company expects that it will finance these acquisitions through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermo Electron. On March 12, 1997, the Company declared unconditional in all respects its cash tender offer for all outstanding shares of Life

                                       36PAGE

   Thermo Instrument Systems Inc.                  1996 Financial Statements

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

   Liquidity and Capital Resources (continued)

   Sciences for 135 British pence per share (approximately $2.16 per share), or approximately $378 million. As of that date, the Company had received acceptances representing approximately 91% of the Life Sciences shares outstanding and the Company owned an additional 3% of the outstanding Life Sciences shares. The Company has established March 26, 1997, as the date for payment for all shares as to which acceptance had been received. In addition, the Company expects to repay approximately $72 million of Life Sciences' debt, net of acquired cash expected to be used (Note 15).













                                       37PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.
        Risks Associated with Spinout of Subsidiaries. The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. As a result of the sale of stock by subsidiaries, the issuance of stock by subsidiaries upon conversion of convertible debentures, and similar transactions, the Company records gains that represent the increase in the Company's net investment in the subsidiaries. These gains have represented a substantial portion of the net income reported by the Company in certain periods. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Accordingly, there can be no assurance that the Company will be able to generate gains from such transactions in the future.
        In addition, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements:
    Policy and Procedures" (the Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there could be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded. The FASB expects to issue a final statement or a revised exposure draft in 1997.
        Uncertainty of Growth. Certain of the markets in which the Company competes have been flat or declining over the past several years. The Company has identified a number of strategies it believes will allow it to grow its business, including acquiring complementary businesses; developing new applications for its technologies; and strengthening its presence in selected geographic markets. No assurance can be given that the Company will be able to successfully implement these strategies, or that these strategies will result in growth of the Company's business.
        Risks Associated with Acquisition Strategy. One of the Company's growth strategies is to supplement its internal growth with the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Certain businesses acquired by the Company within the past year, including businesses within the former analytical instrument division of Analytical Technology, Inc. and the former Scientific Instruments Division of Fisons plc, have had low levels of profitability. In addition, businesses that the Company may seek to acquire in the future may also be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully

                                       38PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

                           Forward-looking Statements

    change operations and improve market penetration. No assurance can be given that the Company will be successful in this regard. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers, the need for regulatory approvals, including antitrust approvals, and the high valuations of businesses resulting from historically high stock prices in many countries. There can be no assurance that the Company will be able to complete pending or future acquisitions. In order to finance any such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and may result in dilution to the Company's shareholders.
        Risks Associated with Technological Change, Obsolescence, and the Development and Acceptance of New Products. The market for the Company's products and services is characterized by rapid and significant technological change and evolving industry standards. New product introductions responsive to these factors require significant planning, design, development, and testing at the technological, product, and manufacturing process levels, and may render existing products and technologies uncompetitive or obsolete. There can be no assurance that the Company's products will not become uncompetitive or obsolete. In addition, industry acceptance of new technologies developed by the Company may be slow to develop due to, among other things, existing regulations written specifically for older technologies and general unfamiliarity of users with new technologies.
        Possible Adverse Effect From Consolidation in the Environmental Market and Changes in Environmental Regulations. One of the important markets for the Company's products is environmental analysis. During the past three years, there has been a contraction in the market for analytical instruments used for environmental analysis. This contraction has caused consolidation in the businesses serving this market. Such consolidation may have an adverse impact on certain of the Company's businesses. In addition, most air, water, and soil analysis is conducted to comply with federal, state, local, and foreign environmental regulations. These regulations are frequently specific as to the type of technology required for a particular analysis and the level of detection required for that analysis. The Company develops, configures, and markets its products to meet customer needs created by existing and anticipated environmental regulations. These regulations may be amended or eliminated in response to new scientific evidence or political or economic considerations. Any significant change in environmental regulations could result in a reduction in demand for the Company's products.
        Risks Associated With the Sale of Products to the Pharmaceutical Industry. The pharmaceutical industry is one of the important markets for the Company's products. Although the Company's existing general purpose analytical equipment and services are not subject to regulation by the U.S. Food and Drug Administration (the FDA), FDA regulations apply to the processes and production facilities used to manufacture pharmaceutical products. Any material change by a pharmaceutical company in its manufacturing process or equipment could necessitate additional FDA review and approval. Such requirements may make it more difficult for the Company to sell its products and services to pharmaceutical customers

                                       39PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

                           Forward-looking Statements

    that have already applied for or obtained approval for production processes using different equipment and supplies. Any changes in the regulations that apply to the processes and production facilities used to manufacture pharmaceutical products may adversely affect the market for the Company's products. In addition, from time to time as a result of industry consolidation and other factors, the pharmaceutical industry has reduced its capital expenditures for equipment such as that manufactured by the Company, and there can be no assurance that further changes in the pharmaceutical industry will not adversely affect demand for the Company's products.
        Risks Associated With Dependence on Capital Spending Policies and Government Funding. The Company's customers include pharmaceutical and chemical companies, laboratories, government agencies, and public and private research institutions. The capital spending of these entities can have a significant effect on the demand for the Company's products. Such spending levels are based on a wide variety of factors, including the resources available to make such purchases, the spending priorities among various types of research equipment, public policy, and the effects of different economic cycles. Any decrease in capital spending by any of the customer groups that account for a significant portion of the Company's sales could have a material adverse effect on the Company's business and results of operations.
        Possible Adverse Impact of Significant International Operations. International sales accounted for a significant portion of the Company's total revenues in 1996, and the Company expects that international sales will continue to account for a significant portion of the Company's revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following: fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; export licenses, if required, may be difficult to obtain and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.
        Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product performance, price, reliability, and customer service. The Company's competitors include large multinational corporations and their operating units. Some of the Company's other competitors have substantially greater financial, marketing, and other resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. In addition, competition could increase if new companies enter the market or if existing

                                       40PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

                           Forward-looking Statements

    competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.
        Risks Associated with Protection, Defense, and Use of Intellectual Property. The Company holds many patents relating to various aspects of its products, and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology and, in the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected. In addition, the Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.




                                       41PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements

                         Selected Financial Information

    (In thousands
    except per share
    amounts)            1996(a)    1995(b)      1994(c)    1993(d)     1992
    -----------------------------------------------------------------------

    Statement of
      Income Data:
    Revenues      $1,209,362 $  782,662  $  649,992  $  529,278  $  368,532
    Income from
      continuing
      operations     132,751     79,304      58,261      42,793      31,666
    Net income       132,751     79,306      60,220      44,764      33,130
    Earnings per
      share from
      continuing
      operations:
        Primary         1.40        .88         .66         .51         .39
        Fully diluted   1.27        .80         .61         .48         .38
    Earnings per
      share:
        Primary         1.40        .88         .68         .53         .41
        Fully diluted   1.27        .80         .63         .50         .39

    Balance Sheet
      Data:
    Working
      capital     $  636,703 $  489,895  $  230,306  $  238,053  $   68,412
    Total assets   1,924,400  1,372,813   1,011,917     891,141     686,425
    Long-term
      obligations    554,214    441,034     263,559     286,161     170,092
    Shareholders'
      investment     746,267    542,705     440,763     358,055     272,723

    (a)Reflects the March 1996 acquisition of a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc, the October 1996 issuance of $172.5 million principal amount of 4 1/2% senior convertible debentures due 2003, and nontaxable gains of $71.7 million from the issuance of stock by subsidiaries.
    (b)Reflects the August and October 1995 issuance of $96.3 million principal amount of 5% subordinated convertible debentures due 2000 by each of ThermoQuest and Thermo Optek, respectively, and nontaxable gains of $20.1 million from the issuance of stock by subsidiaries.
    (c)Reflects the March 1994 acquisition of several businesses within the EnviroTech Measurements & Controls group of Baker Hughes Incorporated and nontaxable gains of $6.5 million from the issuance of stock by subsidiary.
    (d)Reflects the February 1993 acquisition of Spectra-Physics Analytical, Inc., the April 1993 sale of the biomedical instruments products business of the Company's Nicolet Instrument Corporation subsidiary, and the September 1993 issuance of $210.0 million aggregate principal amount of 3 3/4% senior convertible obligations due 2000.

                                       42PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements


    Common Stock Market Information
        The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol THI) for 1996 and 1995. Prices were restated in 1995 to reflect a three-for-two stock split distributed in April 1995 and a five-for-four stock split distributed in December 1995.

                               1996                            1995
                      ---------------------          -----------------------
    Quarter              High           Low               High           Low
    ------------------------------------------------------------------------
    First             $30 1/2      $24 5/8           $18 13/15     $15 13/15
    Second             43 3/8       28 1/2            20  1/5       17  1/5
    Third              38 3/4       29 1/2            22  2/5       19  4/5
    Fourth             37 5/8       29                27  1/10      21  1/2

       As of January 24, 1997, the Company had 2,897 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 24, 1997, was $34 3/8 per share.
       Common stock of the Company's majority-owned public subsidiaries is traded on the American Stock Exchange: ThermoSpectra Corporation (symbol
    THS), ThermoQuest Corporation (symbol TMQ), Thermo Optek Corporation (symbol TOC), and Thermo BioAnalysis Corporation (symbol TBA).

    Shareholder Services
        Shareholders of Thermo Instrument Systems Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Instrument Systems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Beginning in 1997, quarterly distribution will be limited to the second quarter only. All quarterly reports and press releases are available through the Internet from Thermo Electron's home page on the World Wide Web (http://www.thermo.com/subsid/thi.html).

    Stock Transfer Agent
        American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200


                                       43PAGE

    Thermo Instrument Systems Inc.                  1996 Financial Statements


    Dividend Policy
        The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.

    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended December 28, 1996, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Instrument Systems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 2, 1997, at 10:00 a.m., at the Hyatt Regency Hotel, Hilton Head, South Carolina.







