Form 10-K, Exhibit 13
period 1998-01-03
THERMO INSTRUMENT SYSTEMS INC
filed 1998-03-12
CIK 795986

Exhibit 13




















                         THERMO INSTRUMENT SYSTEMS INC.

                        Consolidated Financial Statements

                                      1997
PAGE

  Thermo Instrument Systems Inc.                     1997 Financial Statements

                        Consolidated Statement of Income

  (In thousands except per share amounts)     1997         1996          1995
  ---------------------------------------------------------------------------
  Revenues (Note 14)                    $1,592,314   $1,209,362    $  782,662
                                        ----------   ----------    ----------

  Costs and Operating Expenses:
    Cost of revenues                       842,009      654,165       403,443
    Selling, general, and administrative
      expenses (Note 9)                    424,695      340,963       220,436
    Research and development expenses      107,613       84,091        54,314
    Nonrecurring (income) expense, net
      (Notes 4 and 12)                      (1,257)       3,500             -
                                        ----------   ----------    ----------
                                         1,373,060    1,082,719       678,193
                                        ----------   ----------    ----------
  Operating Income                         219,254      126,643       104,469

  Interest Income                           28,253       20,490        14,646
  Interest Expense (includes $18,014,
    $8,145, and $5,512 to parent
    company)                               (45,894)     (28,923)      (18,129)
  Gain on Issuance of Stock by
    Subsidiaries (Note 11)                  46,404       71,713        20,128
  Gain on Sale of Related-party
    Investments (Note 9)                         -            -         2,227
                                        ----------   ----------    ----------
  Income Before Provision for Income
    Taxes and Minority Interest
    Expense                                248,017      189,923       123,341
  Provision for Income Taxes (Note 6)       88,113       51,727        42,713
  Minority Interest Expense                 12,646        5,445         1,322
                                        ----------   ----------    ----------
  Net Income                            $  147,258   $  132,751    $   79,306
                                        ==========   ==========    ==========
  Earnings per Share (Note 15):
    Basic                               $     1.21   $     1.12    $      .70
                                        ==========   ==========    ==========
    Diluted                             $     1.09   $     1.01    $      .64
                                        ==========   ==========    ==========
  Weighted Average Shares (Note 15):
    Basic                                  121,548      118,857       113,222
                                        ==========   ==========    ==========
    Diluted                                139,415      135,351       133,291
                                        ==========   ==========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                        2PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                         1997         1996
    ------------------------------------------------------------------------
    Assets
    Current Assets:
     Cash and cash equivalents                       $  468,848   $  522,688
     Available-for-sale investments, at quoted
        market value (amortized cost of $8,287 and
        $7,430; Note 2)                                   8,328        7,452
     Accounts receivable, less allowances of
       $22,786 and $16,981                              364,075      303,331
     Unbilled contract costs and fees                     9,191        6,043
     Inventories                                        264,719      213,683
     Prepaid expenses                                    19,292       13,417
     Prepaid income taxes (Note 6)                       54,915       58,296
                                                     ----------   ----------
                                                      1,189,368    1,124,910
                                                     ----------   ----------
    Property, Plant, and Equipment, at Cost, Net        219,939      178,663
                                                     ----------   ----------
    Other Assets (Note 5)                                45,477       32,454
                                                     ----------   ----------
    Cost in Excess of Net Assets of Acquired
      Companies (Notes 4 and 6)                         896,369      588,373
                                                     ----------   ----------
                                                     $2,351,153   $1,924,400
                                                     ==========   ==========










                                        3PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

   (In thousands except share amounts)                    1997         1996
   ------------------------------------------------------------------------
   Liabilities and Shareholders' Investment
   Current Liabilities:
     Notes payable and current maturities of
       long-term obligations (includes $55,000 due
       to parent company in 1997; Notes 4 and 7)    $  116,226   $   91,584
     Accounts payable                                   97,516       83,161
     Accrued payroll and employee benefits              59,745       51,728
     Accrued income taxes (includes $20,000 and
        $10,839 due to parent company)                  61,409       39,686
     Accrued installation and warranty expenses         42,404       44,211
     Accrued acquisition expenses (Note 4)              33,789       30,025
     Deferred revenue                                   41,759       35,959
     Other accrued expenses                            101,827       99,524
     Due to parent company and affiliated
       companies (Note 4)                               22,027       12,329
                                                    ----------   ----------
                                                       576,702      488,207
                                                    ----------   ----------
   Deferred Income Taxes (Note 6)                       30,430       20,710
                                                    ----------   ----------
   Other Deferred Items                                 27,273       29,805
                                                    ----------   ----------

   Long-term Obligations (Notes 7 and 17):
     Senior convertible obligations (includes
       $140,000 due to parent company)                 327,824      334,781
     Subordinated convertible obligations              160,547      192,500
     Other (includes $169,000 and $15,000 due to
       parent company; Note 4)                         184,823       26,933
                                                    ----------   ----------
                                                       673,194      554,214
                                                    ----------   ----------
   Minority Interest                                   165,996       85,197
                                                    ----------   ----------
   Commitments and Contingencies (Note 8)

   Shareholders' Investment (Notes 5 and 10):
     Common stock, $.10 par value, 250,000,000
       shares authorized; 122,645,040 and
       97,674,228 shares issued                         12,265        9,767
     Capital in excess of par value                    333,580      319,464
     Retained earnings                                 571,899      424,641
     Treasury stock at cost, 670,827 and 750,055
       shares                                           (6,965)      (8,679)
     Cumulative translation adjustment                 (33,257)       1,060
     Net unrealized gain on available-for-sale
       investments (Note 2)                                 36           14
                                                    ----------   ----------
                                                       877,558      746,267
                                                    ----------   ----------
                                                    $2,351,153   $1,924,400
                                                    ==========   ==========

   The accompanying notes are an integral part of these consolidated financial statements.
                                        4PAGE

   Thermo Instrument Systems Inc.                    1997 Financial Statements

                      Consolidated Statement of Cash Flows

   (In thousands)                                1997        1996        1995
   --------------------------------------------------------------------------
   Operating Activities:
     Net income                             $ 147,258   $ 132,751   $  79,306
     Adjustments to reconcile net income
       to net cash provided by
       operating activities:
         Depreciation and amortization         54,993      44,233      25,257
         Provision for losses on
           accounts receivable                  4,366       2,274       2,543
         Nonrecurring (income) expense, net
           (Notes 4 and 12)                    (1,257)      3,500           -
         Gain on issuance of stock by
           subsidiaries (Note 11)             (46,404)    (71,713)    (20,128)
         Gain on sale of related-party
           investments (Note 9)                     -           -      (2,227)
         Minority interest expense             12,646       5,445       1,322
         Increase (decrease) in deferred
           income taxes                         2,742        (757)      2,196
         Other noncash expenses                 6,158       4,889       2,964
         Changes in current accounts,
           excluding the effects of
           acquisitions:
             Accounts receivable              (19,157)      1,394     (22,661)
             Inventories                       13,768      14,184      (7,433)
             Other current assets               3,547       3,978       3,058
             Accounts payable                  14,317      (9,903)      1,202
             Other current liabilities        (23,868)    (24,686)    (12,552)
         Other                                    205         290        (313)
                                            ---------   ---------   ---------
   Net cash provided by operating
     activities                               169,314     105,879      52,534
                                            ---------   ---------   ---------
   Investing Activities:
     Acquisitions, net of cash acquired
       (Note 4)                              (508,059)   (248,150)    (89,469)
     Refund of acquisition purchase price
       (Note 4)                                36,132           -           -
     Proceeds from sale of businesses
       (Notes 3 and 12)                         4,980           -      34,267
     Purchases of available-for-sale
       investments                             (9,000)    (10,250)          -
     Proceeds from sale and maturities of
       available-for-sale investments          10,250       3,000      17,825
     Purchases of property, plant, and
       equipment                              (29,198)    (19,134)    (10,313)
     Proceeds from sale of property,
       plant, and equipment                     7,877       4,597       2,252
     Other                                      2,030         530      (1,691)
                                            ---------   ---------   ---------
   Net cash used in investing activities    $(484,988)  $(269,407)  $ (47,129)
                                            ---------   ---------   ---------
                                        5PAGE

   Thermo Instrument Systems Inc.                   1997 Financial Statements

   (In thousands)                               1997        1996       1995
   ------------------------------------------------------------------------
   Financing Activities:
     Net proceeds from issuance of
       Company and subsidiary common
       stock (Note 11)                     $  91,375   $ 127,024  $  41,788
     Net proceeds from issuance of
       long-term obligations                       -     168,850    187,846
     Proceeds from issuance of short- and
       long-term obligations to parent
       company (Note 7)                      428,800     110,000     15,000
     Repayment of short- and long-term
       obligations to parent company
       (Note 7)                             (220,000)    (95,000)   (15,000)
     Increase (decrease) in short-term
       obligations, net                      (21,528)    (12,770)     7,584
     Repayment of long-term obligations       (7,817)     (5,133)    (1,373)
                                           ---------   ---------  ---------
   Net cash provided by financing
     activities                              270,830     292,971    235,845
                                           ---------   ---------  ---------
   Exchange Rate Effect on Cash               (8,996)     (1,988)     1,050
                                           ---------   ---------  ---------
   Increase (Decrease) in Cash and
     Cash Equivalents                        (53,840)    127,455    242,300
   Cash and Cash Equivalents at
     Beginning of Year                       522,688     395,233    152,933
                                           ---------   ---------  ---------
   Cash and Cash Equivalents at End
     of Year                               $ 468,848   $ 522,688  $ 395,233
                                           =========   =========  =========

   Cash Paid For:
     Interest                              $  43,755   $  25,837  $  16,035
     Income taxes                          $  62,895   $  42,636  $  31,529
   Noncash Activities:
     Conversions of Company and subsidiary
       convertible obligations             $  38,910   $  67,594  $  18,321

     Fair value of assets of
       acquired companies                  $ 673,382   $ 487,218  $ 161,985
     Cash paid for acquired companies       (545,303)   (258,785)   (93,004)
     Due to affiliated company for
       acquired company                      (19,117)          -          -
     Issuance of subsidiary stock
       options for acquired company           (1,693)          -          -
                                           ---------   ---------  ---------
         Liabilities assumed of acquired
           companies                       $ 107,269   $ 228,433  $  68,981
                                           =========   =========  =========

   The accompanying notes are an integral part of these consolidated financial statements.
                                        6PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                              1997        1996       1995
    ------------------------------------------------------------------------
    Common Stock, $.10 Par Value
        Balance at beginning of year        $  9,767    $  9,257   $  4,816
        Issuance of stock under employees'
          and directors' stock plans               4           5          1
        Conversions of convertible
          obligations                             45         505        160
        Effect of stock splits                 2,449           -      4,280
                                            --------    --------   --------
        Balance at end of year                12,265       9,767      9,257
                                            --------    --------   --------

    Capital in Excess of Par Value
        Balance at beginning of year         319,464     248,468    233,765
        Issuance of stock under employees'
          and directors' stock plans           1,270         950     (1,023)
        Tax benefit related to employees'
          and directors' stock plans             514         199      1,950
        Conversions of convertible
          obligations                          6,817      65,924     17,814
        Effect of stock splits                (2,449)          -     (4,280)
        Effect of majority-owned
          subsidiaries' equity
          transactions                         7,964       3,923        242
                                            --------    --------   --------
        Balance at end of year               333,580     319,464    248,468
                                            --------    --------   --------

    Retained Earnings
        Balance at beginning of year         424,641     291,890    212,584
        Net income                           147,258     132,751     79,306
                                            --------    --------   --------
        Balance at end of year               571,899     424,641    291,890
                                            --------    --------   --------

    Treasury Stock
        Balance at beginning of year          (8,679)     (9,724)   (12,736)
        Activity under employees' and
          directors' stock plans               1,714       1,045      3,012
                                            --------    --------   --------
        Balance at end of year                (6,965)     (8,679)    (9,724)
                                            --------    --------   --------

    Cumulative Translation Adjustment
        Balance at beginning of year           1,060       2,814      1,991
        Translation adjustment               (34,317)     (1,754)       823
                                            --------    --------   --------
        Balance at end of year              $(33,257)   $  1,060   $  2,814
                                            --------    --------   --------



                                        7PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

    (In thousands)                             1997       1996        1995
    -----------------------------------------------------------------------

    Net Unrealized Gain on
      Available-for-sale Investments
        Balance at beginning of year       $     14   $      -    $    343
        Change in net unrealized gain
          on available-for-sale
          investments (Note 2)                   22         14        (343)
                                           --------   --------    --------
        Balance at end of year                   36         14           -
                                           --------   --------    --------
    Total Shareholders' Investment         $877,558   $746,267    $542,705
                                           ========   ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.











                                        8PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermo Instrument Systems Inc. (the Company) develops, manufactures, and services instruments and software used for the identification and quantification of complex molecular compounds and elements in gases, liquids, and solids. Uses include pharmaceutical drug research and clinical diagnostics, monitoring and measuring environmental pollutants, industrial inspection, and test and control for quality assurance and productivity improvement. In addition, the Company develops, manufactures, markets, and services equipment for the measurement, preparation, storage, and automation of sample materials and photonics and vacuum components for original equipment manufacturers.

    Relationship with Thermo Electron Corporation
        The Company was incorporated on May 28, 1986, as a wholly owned subsidiary of Thermo Electron Corporation. As of January 3, 1998, Thermo Electron owned 99,819,138 shares of the Company's common stock, representing 82% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company; its wholly owned subsidiaries; its majority-owned public subsidiaries, ThermoSpectra Corporation, ThermoQuest Corporation, Thermo Optek Corporation, Thermo BioAnalysis Corporation, Metrika Systems Corporation, and Thermo Vision Corporation; and its majority-owned, privately held subsidiary, ONIX Systems Inc. All material intercompany accounts and transactions have been eliminated. The Company accounts for investments in businesses in which it owns between 20% and 50% using the equity method.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1997, 1996, and 1995 are for the fiscal years ended January 3, 1998, December 28, 1996, and December 30, 1995, respectively. Fiscal year 1997 included 53 weeks; 1996 and 1995 each included 52 weeks.

    Revenue Recognition
        The Company recognizes product revenues upon shipment of its products and recognizes service contract revenues ratably over the term of the contract. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts. Substantially all of the deferred revenue in the accompanying 1997 balance sheet will be recognized within one year.

    Gain on Issuance of Stock by Subsidiaries
        At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating

                                        9PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    entity, and not engaged principally in research and development, the Company records the increase as a gain.
        If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares. Such transactions are reflected as equity transactions, and the net effect of these transactions is reflected in the accompanying statement of shareholders' investment as the effect of majority-owned subsidiaries' equity transactions.

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

    Income Taxes
        The Company and Thermo Electron have a tax allocation agreement under which the Company and its greater than 80%-owned subsidiaries, exclusive of foreign operations, are included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. If Thermo Electron's equity ownership of the Company were to drop below 80%, the Company would be required to file its own federal income tax return.
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share" (Note 15). As a result, all previously reported earnings per share have been restated. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share have been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects.

                                       10PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Stock Split
        All share and per share information, except for share information in the accompanying 1996 balance sheet, has been restated to reflect a five-for-four stock split, effected in the form of a 25% stock dividend, which was distributed in October 1997.

    Cash and Cash Equivalents
        At year-end 1997 and 1996, $284.0 million and $459.1 million, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, commercial paper, U.S. government-agency securities, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. At year-end 1997 and 1996, the Company's cash equivalents also include investments in short-term certificates of deposit of the Company's foreign subsidiaries, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                          1997        1996
    ------------------------------------------------------------------------
    Raw materials and supplies                          $118,611    $ 95,920
    Work in process                                       52,870      47,518
    Finished goods                                        93,238      70,245
                                                        --------    --------
                                                        $264,719    $213,683
                                                        ========    ========

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 40 years; machinery and equipment, 1 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset.

                                       11PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

        Property, plant, and equipment consists of the following:

    (In thousands)                                          1997        1996
    ------------------------------------------------------------------------
    Land                                                $ 33,539    $ 31,048
    Buildings                                            123,533     101,761
    Machinery, equipment, and leasehold improvements     160,533     118,167
                                                        --------    --------
                                                         317,605     250,976
    Less: Accumulated depreciation and amortization       97,666      72,313
                                                        --------    --------
                                                        $219,939    $178,663
                                                        ========    ========

    Other Assets
        Other assets in the accompanying balance sheet includes the costs of acquired trademarks, patents, and other specifically identifiable intangible assets. These assets are amortized using the straight-line method over their estimated useful lives, which range from 3 to 20 years. These assets were $16.2 million and $15.5 million, net of accumulated amortization of $19.3 million and $16.2 million, at year-end 1997 and 1996, respectively. Other assets in the accompanying 1997 balance sheet also includes prepaid pension costs (Note 5).

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods not exceeding 40 years. Accumulated amortization was $78.0 million and $56.2 million at year-end 1997 and 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

    Environmental Liabilities
        The Company accrues for costs associated with the remediation of environmental pollution when it is probable that a liability has been incurred and the Company's proportionate share of the amount can be reasonably estimated. Any recorded liabilities have not been discounted.

                                       12PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

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

    Forward Contracts
        The Company uses short-term forward foreign exchange contracts to manage certain exposures to foreign currencies. The Company enters into forward foreign exchange contracts to hedge certain firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. These contracts principally hedge transactions denominated in U.S. dollars, British pounds sterling, Japanese yen, French francs, and German deutsche marks. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. Gains and losses arising from forward foreign exchange contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

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

    Presentation
        Certain amounts in 1996 and 1995 have been reclassified to conform to the presentation in the 1997 financial statements.

    2.  Available-for-sale Investments

        In accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt and marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain on available-for-sale investments." The aggregate market

                                       13PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Available-for-sale Investments (continued)

    value, cost basis, and gross unrealized gains of available-for-sale investments by major security type are as follows:

                                                                      Gross
                                              Market        Cost Unrealized
    (In thousands)                             Value       Basis      Gains
    ------------------------------------------------------------------------
    1997
    Corporate bonds                           $6,105      $6,091     $   14
    Equity securities                          2,083       2,056         27
    Other                                        140         140          -
                                              ------      ------     ------
                                              $8,328      $8,287     $   41
                                              ======      ======     ======
    1996
    Corporate bonds                           $7,452      $7,430     $   22
                                              ======      ======     ======

        The corporate bonds and other securities in the accompanying 1997 balance sheet have contractual maturities of one year or less. The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains recorded in the accompanying statement of income. Gain on sale of related-party investments in the accompanying 1995 statement of income resulted from gross realized gains relating to the sale of available-for-sale investments (Note 9).

    3.  Environmental Services Joint Venture

        Effective April 4, 1994, the Company formed an environmental services joint venture with Thermo TerraTech Inc., another public subsidiary of Thermo Electron. The joint venture operated under the name Thermo Terra Tech. The Company contributed its analytical laboratories and its nuclear health physics and environmental science and engineering services businesses. Thermo TerraTech contributed its environmental laboratory business, which specializes in fast-response testing of petroleum-contaminated soils and groundwater, and approximately $31 million in cash and short-term investments.
        Effective April 2, 1995, the Company and Thermo TerraTech dissolved their joint venture. Thermo TerraTech then purchased the services businesses formerly operated by the joint venture from the Company for $34.3 million in cash, which was the net book value of the services businesses. The Company had owned 49% of the joint venture and had accounted for its interest in the joint venture using the equity method.

                                       14PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Acquisitions

        In March 1997, the Company acquired 95% of Life Sciences International PLC (Life Sciences), a London Stock Exchange-listed company. Subsequently, the Company acquired the remaining shares of Life Sciences' capital stock. The aggregate purchase price for Life Sciences was approximately $442.8 million, net of $55.8 million of cash acquired. The purchase price includes the repayment of $105.0 million of Life Sciences' bank debt. Life Sciences manufactures laboratory science equipment, appliances, instruments, consumables, and reagents for the research, clinical, and industrial markets. In March 1997, to partially finance the acquisition of Life Sciences, the Company borrowed $210.0 million from Thermo Electron pursuant to a promissory note due March 1999 (Note 7). The Company repaid $105.0 million of this promissory note in September 1997 and the remaining $105.0 million in January 1998 (Note
    17).
        On November 6, 1997, Thermo Power Corporation, a majority-owned subsidiary of Thermo Electron, acquired Peek plc. Thereafter, ONIX Systems acquired from Thermo Power the stock of three businesses comprising the Peek Measurement Business for $19.1 million. The purchase price was determined based on the net book value of the Peek Measurement Business at November 6, 1997, a pro rata allocation of Thermo Power's total cost in excess of net assets of acquired companies recorded in connection with its acquisition of Peek plc based on the 1997 revenues of the Peek Measurement Business relative to Peek plc's total revenues, plus an estimate of Thermo Power's tax liability that arises from the sale of the business to ONIX Systems. The Peek Measurement Business manufactures flow and density measurement systems for use in the water/wastewater and oil and gas industries. The purchase price is included in due to parent company and affiliated companies in the accompanying 1997 balance sheet.
        During 1997, the Company made several other acquisitions for approximately $46.2 million, net of cash acquired and including the repayment of $1.3 million of bank debt, and the issuance of subsidiary stock options valued at an aggregate $1.7 million. To partially finance 1997 acquisitions, ThermoSpectra borrowed an aggregate of $60.0 million from Thermo Electron pursuant to promissory notes due 1999 and Thermo Vision borrowed $3.8 million from Thermo Electron pursuant to a promissory note due 2000 (Note 7).
        In March 1996, the Company completed the acquisition of a substantial portion of the businesses constituting the Scientific Instruments Division of Fisons plc (the Fisons businesses), a wholly owned subsidiary of Rhone-Poulenc Rorer Inc. (RPR), for approximately $181.2 million, net of $7.7 million of cash acquired, and the assumption of approximately $47.2 million of indebtedness. In December 1997, the Company and RPR negotiated a post-closing adjustment under the terms of the purchase agreement for the acquisition of the Fisons businesses pertaining to determination of the net assets of the Fisons businesses at the date of acquisition. This negotiation resulted in a refund to the Company of $36.1 million, plus $3.8 million of interest from the date of acquisition. The Company has recorded $33.1 million of the refund as a reduction of cost in excess of net assets of acquired companies. The remaining $3.0 million represented payment for uncollected accounts

                                       15PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Acquisitions (continued)

    receivable acquired by the Company that were guaranteed by RPR. In 1996, the Company wrote off $3.5 million of acquired technology relating to this acquisition, which represents the portion of the purchase price allocated to technology in development based on estimated replacement cost. The Fisons businesses are involved in the research, development, manufacture, and sale of analytical instruments to industrial and research laboratories worldwide.
        To finance the acquisition of the Fisons businesses, the Company used available cash in addition to borrowings from Thermo Electron (Note 7). During 1996, the Company made several other acquisitions for an aggregate $67.0 million in cash, net of cash acquired.
        During 1995, the Company made several acquisitions for an aggregate $89.5 million in cash, net of cash acquired.
        These acquisitions have been accounted for using the purchase method of accounting, and their results have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $631.9 million, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in fiscal 1997, is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates.
        Based on unaudited data, the following table presents selected financial information for the Company, Life Sciences, and the Fisons businesses, on a pro forma basis, assuming the Company and Life Sciences had been combined since the beginning of 1996 and the Company and the Fisons businesses had been combined since the beginning of 1995. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

    (In thousands except per share amounts)  1997          1996         1995
    ------------------------------------------------------------------------
    Revenues                           $1,645,086    $1,637,582   $1,144,956
    Net income                            126,528       119,842       46,934
    Earnings per share:
      Basic                                  1.04          1.01          .41
      Diluted                                 .95           .92          .39

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of Life Sciences been made at the beginning of 1996 or the acquisition of the Fisons businesses been made at the beginning of 1995.
        In connection with the acquisition of Life Sciences, the Company has undertaken a restructuring of the acquired businesses. In accordance with the requirements of Emerging Issues Task Force Pronouncement (EITF) 95-3, the Company is in the process of completing a plan that primarily

                                       16PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Acquisitions (continued)

    includes reductions in staffing levels and abandonment of excess facilities. As part of the cost of the acquisition, the Company established reserves totaling $24.8 million, primarily for estimated severance and excess facilities, $8.8 million of which was expended during 1997, primarily for severance. Unresolved matters at January 3, 1998, included completing planned severances and the locations to be abandoned or consolidated, among other decisions concerning the integration of the acquired businesses into the Company. In accordance with EITF 95-3, finalization of the Company's plan for restructuring the acquired businesses will occur within one year from the date of the acquisition. Any changes in estimates of these costs prior to such finalization will be recorded as adjustments to cost in excess of net assets of acquired companies.
        During 1996, the Company had undertaken a restructuring of the Fisons businesses. In 1996, the Company established reserves of $38.1 million as part of the cost of the acquisition. During 1997 and 1996, the Company expended $14.3 million and $19.0 million, respectively, for restructuring costs, primarily for severance and abandoned-facility payments. In connection with finalizing its restructuring plans for the Fisons businesses, the Company recorded an additional $8.1 million of acquisition reserves in the first quarter of 1997, primarily for the abandonment of excess facilities, as well as for severance pay. This amount was recorded as an increase in cost in excess of net assets of acquired companies. At January 3, 1998, the remaining reserve for restructuring the Fisons businesses was $11.1 million, as adjusted for the impact of currency translation, and primarily represents ongoing severance and abandoned-facility payments.

    5.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        The Company has two stock-based compensation plans for its key employees, directors, and others. These plans, adopted in 1993 and 1997, permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five- to ten-year period, depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock

                                       17PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

    on the date of grant. Generally, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1991, that provides for the grant of stock options in the Company and its majority-owned subsidiaries to outside directors pursuant to a formula approved by the Company's shareholders. Options in the Company awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron.
        A summary of the Company's stock option activity is as follows:

                              1997              1996              1995
                        ----------------  ----------------  ----------------
                               Weighted          Weighted          Weighted
                       Number   Average   Number  Average   Number  Average
    (Shares                of  Exercise       of Exercise       of Exercise
    in thousands)      Shares     Price   Shares    Price   Shares    Price
    ------------------------------------------------------------------------
    Options outstanding,
      beginning of year 4,066    $13.98    4,026   $11.88    4,747   $11.15
        Granted           727     30.24      472    27.59        7    15.07
        Exercised        (263)     9.50     (255)    7.31     (468)    4.86
        Forfeited        (165)    17.56     (177)   12.00     (260)   11.38
                        -----              -----             -----
    Options outstanding,
      end of year       4,365    $16.83    4,066   $13.98    4,026   $11.88
                        =====    ======    =====   ======    =====   ======
    Options exercisable 4,365    $16.83    4,066   $13.98    4,026   $11.88
                        =====    ======    =====   ======    =====   ======
    Options available
      for grant         2,346              1,908             2,205
                        =====              =====             =====

        A summary of the status of the Company's stock options at January 3, 1998, is as follows:

                                  Options Outstanding and Exercisable
                              -------------------------------------------
                                                                Weighted
                                            Weighted Average     Average
           Range of              Number            Remaining    Exercise
    Exercise Prices           of Shares     Contractual Life       Price
    ---------------------------------------------------------------------
    (Shares in thousands)
    $ 4.27 - $11.04                 349            1.2 years      $ 6.94
     11.05 -  17.81               2,872            7.4 years       13.07
     17.82 -  31.35               1,144            7.8 years       29.27
                                  -----
    $ 4.27 - $31.35               4,365            7.0 years      $16.83
                                  =====

                                       18PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

    Employee Stock Purchase Program
    -------------------------------
        Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Under this program, shares of the Company's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1997, 1996, and 1995, the Company issued 51,707 shares, 62,466 shares, and 93,532 shares, respectively, of its common stock under this program.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in 1997, 1996, and 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)         1997      1996      1995
    ------------------------------------------------------------------------
    Net income:
      As reported                               $147,258  $132,751   $79,306
      Pro forma                                  143,083   129,591    79,035
    Basic earnings per share:
      As reported                                   1.21      1.12       .70
      Pro forma                                     1.18      1.09       .70
    Diluted earnings per share:
      As reported                                   1.09      1.01       .64
      Pro forma                                     1.06       .99       .64

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

                                       19PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

        The weighted average fair value per share of options granted was $11.09, $10.90, and $2.98 in 1997, 1996, and 1995, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                           1997           1996          1995
    ------------------------------------------------------------------------
    Volatility                              28%            26%           26%
    Risk-free interest rate                5.9%           6.2%          5.1%
    Expected life of options          5.2 years      6.2 years     1.1 years

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    401(k) Savings Plans and Employee Stock Ownership Plan
        The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. In addition, certain of the Company's employees are eligible to participate in 401(k) savings plans sponsored by the Company's Nicolet Instrument Corporation and Finnigan Corporation subsidiaries. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $6.0 million, $4.9 million, and $3.9 million in 1997, 1996, and 1995, respectively.

    Defined Benefit Pension Plan
        Life Sciences has a defined benefit pension plan covering substantially all of its full-time U.K. employees.
        Net periodic pension costs (income) included the following components:

    (In thousands)                                                 1997
    --------------------------------------------------------------------
    Service cost                                                $ 2,749
    Interest cost on projected benefit obligation                 3,031
    Return on plan assets                                        (9,408)
    Amortization of unrecognized net gain                         3,169
                                                                -------
                                                                $  (459)
                                                                =======

                                       20PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

        The funded status of the Company's defined benefit pension plan is as follows:

    (In thousands)                                                     1997
    -----------------------------------------------------------------------
    Actuarial present value of benefit obligations:
      Vested benefits                                               $41,549
      Nonvested benefits                                                  -
                                                                    -------
      Accumulated benefit obligations                                41,549
    Effect of projected future salary increases                       4,341
                                                                    -------
    Projected benefit obligation                                     45,890
    Less: Plan assets at fair value                                  63,707
                                                                    -------
    Excess of plan assets over projected benefit obligation          17,817
    Unrecognized net gain                                              (172)
                                                                    -------
      Prepaid pension costs                                         $17,645
                                                                    =======

        Significant actuarial assumptions used to determine the net periodic pension cost were as follows:

                                                                      1997
    ----------------------------------------------------------------------
    Discount rate                                                    8.25%
    Rate of increase in salary levels                                   8%
    Rate of increase in pension rate                                    5%
    Expected long-term rate of return on assets                        10%

    6.  Income Taxes

        The components of income before provision for income taxes and minority interest expense are as follows:

    (In thousands)                                1997      1996      1995
    ----------------------------------------------------------------------
    Domestic                                  $186,133  $143,377  $ 95,999
    Foreign                                     61,884    46,546    27,342
                                              --------  --------  --------
                                              $248,017  $189,923  $123,341
                                              ========  ========  ========



                                       21PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Income Taxes (continued)

        The components of the provision for income taxes are as follows:

    (In thousands)                              1997        1996        1995
    ------------------------------------------------------------------------
    Currently payable:
      Federal                               $ 47,121    $ 29,593    $ 29,336
      State                                    8,154       6,978       5,766
      Foreign                                 26,242      27,100      11,490
                                            --------    --------    --------
                                              81,517      63,671      46,592
                                            --------    --------    --------
    Net deferred (prepaid):
      Federal                                  3,860      (5,553)     (3,628)
      State                                      819      (1,178)       (769)
      Foreign                                  1,917      (5,213)        518
                                            --------    --------    --------
                                               6,596     (11,944)     (3,879)
                                            --------    --------    --------
                                            $ 88,113    $ 51,727    $ 42,713
                                            ========    ========    ========

        The Company and its majority-owned subsidiaries receive a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $1.6 million, $2.0 million, and $2.1 million of such benefits of the Company and its majority-owned subsidiaries that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions, in 1997, 1996, and 1995, respectively. The provision for income taxes that is currently payable does not reflect $2.4 million, $4.7 million, and $3.0 million of tax benefits used to reduce cost in excess of net assets of acquired companies in 1997, 1996, and 1995, respectively. The deferred provision for income taxes does not reflect $3.4 million of tax benefits used to reduce cost in excess of net assets of acquired companies in 1995.



                                       22PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Income Taxes (continued)

        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes and minority interest expense due to the following:

    (In thousands)                                1997      1996        1995
    ------------------------------------------------------------------------
    Provision for income taxes at
      statutory rate                          $ 86,806  $ 66,473    $ 43,169
    Increases (decreases) resulting from:
      Gain on issuance of stock by
        subsidiaries                           (16,241)  (25,100)     (7,045)
      Net foreign losses not benefited and
        tax rate differential                    6,500     5,596       2,438
      State income taxes, net of federal tax     5,832     3,770       3,248
      Amortization of cost in excess of net
        assets of acquired companies             4,492     2,445       2,432
      Tax benefit of foreign sales
        corporation                             (2,517)   (2,102)     (1,987)
      Other, net                                 3,241       645         458
                                              --------  --------    --------
                                              $ 88,113  $ 51,727    $ 42,713
                                              ========  ========    ========

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                1997      1996
    ------------------------------------------------------------
    Prepaid income taxes:
      Tax loss carryforwards                  $ 43,559  $ 64,902
      Reserves and accruals                     33,717    38,929
      Inventory basis difference                13,109    11,895
      Accrued compensation                       5,306     5,064
      Allowance for doubtful accounts            2,459     2,399
      Other, net                                     -         9
                                              --------  --------
                                                98,150   123,198
     Less: Valuation allowance                  43,235    64,902
                                              --------  --------
                                              $ 54,915  $ 58,296
                                              ========  ========

    Deferred income taxes:
      Depreciation                            $ 24,928  $ 16,476
      Intangible assets                          5,502     4,234
                                              --------  --------
                                              $ 30,430  $ 20,710
                                              ========  ========

                                       23PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Income Taxes (continued)

        The valuation allowance relates to uncertainty surrounding the realization of certain tax assets, including in 1997 $104.8 million of foreign tax loss carryforwards and $7.7 million of certain federal tax loss carryforwards, the realization of which is limited to the future income of certain subsidiaries. Of the $104.8 million of foreign tax loss carryforwards, $24.3 million expire from 1998 through 2005 and the remainder do not expire. The federal tax loss carryforwards expire from 1998 through 2010. Any tax benefit resulting from the use of the loss carryforwards will first be used to reduce cost in excess of net assets of acquired companies. The decrease in the valuation allowance results primarily from the decrease in foreign net operating loss carryforwards, primarily due to expiration and usage of the carryforwards.
        The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in the common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.
        A provision has not been made for U.S. or additional foreign taxes on $148 million of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas.

    7.  Short- and Long-term Obligations

    Short-term Obligations
        Notes payable in the accompanying balance sheet includes $58.7 million and $89.3 million of bank borrowings at several of the Company's foreign subsidiaries at year-end 1997 and 1996, respectively. The weighted average interest rate for these borrowings was 4.80% and 5.25% at year-end 1997 and 1996, respectively. Unused lines of credit were $108.8 million at year-end 1997.
        In June 1997, to finance the repayment of Life Sciences' debt, the Company borrowed $115.0 million from Thermo Electron, which was repaid in September 1997.
        In connection with Thermo Optek's acquisition of Spectronic Instruments, Inc. and VG Systems Limited from the Company, Thermo Optek borrowed $40.0 million from Thermo Electron pursuant to a promissory note due August 1998.
        In connection with the 1996 acquisition of Kevex Instruments and Kevex X-Ray from the Company, ThermoSpectra borrowed $15.0 million from Thermo Electron pursuant to a promissory note due August 1998.
        To finance the acquisition of the Fisons businesses (Note 4), the Company used available cash in addition to borrowings of $89.0 million from Thermo Electron. In April 1996, the Company repaid a portion of the borrowings and issued a $65.0 million promissory note for the remaining indebtedness, which was repaid in October 1996.

                                       24PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Short- and Long-term Obligations (continued)

        To partially finance the acquisition of the DYNEX Technologies (DYNEX; formerly Dynatech Laboratories Worldwide) division of Dynatech Corporation in February 1996, Thermo BioAnalysis borrowed $30.0 million from Thermo Electron pursuant to a promissory note, which was repaid in July 1996.
        To partially finance the acquisition of Gould Instrument Systems, Inc. in May 1995, ThermoSpectra borrowed $15.0 million from Thermo Electron pursuant to a promissory note, which was repaid in August 1995.
        The promissory notes due to Thermo Electron bear interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The interest rate for the notes outstanding at year-end 1997 and 1996 was 5.76% and 5.77%, respectively.

    Long-term Obligations
        Long-term obligations of the Company are as follows:

    (In thousands except per share amounts)                 1997        1996
    ------------------------------------------------------------------------
    3 3/4% Senior convertible note to parent company,
      due 2000, convertible at $13.55 per share         $140,000    $140,000
    3 3/4% Senior convertible debentures, due 2000,
     convertible at $13.55 per share                      15,324      22,281
    4 1/2% Senior convertible debentures, due 2003,
      convertible at $34.46 per share                    172,500     172,500
    5% Subordinated convertible debentures, due 2000,
      convertible into shares of ThermoQuest
      at $16.50 per share                                 80,591      96,250
    5% Subordinated convertible debentures, due 2000,
      convertible into shares of Thermo Optek
      at $13.94 per share                                 79,956      96,250
    10.23% Mortgage loan secured by property with a
     net book value of $15,780, payable in monthly
     installments with final payments in 2004              8,343       9,267
    Promissory note to parent company, due 1999 (a)      105,000           -
    Promissory notes to parent company from
      ThermoSpectra, due 1999 (a)                         60,000           -
    Promissory note to parent company from Thermo
      Vision, due 2000 (a)                                 3,800           -
    Promissory note to parent company from
      ThermoSpectra, due 1998                                  -      15,000
    Other                                                 10,101       4,788
                                                        --------    --------
                                                         675,615     556,336
    Less: Current maturities of long-term obligations      2,421       2,122
                                                        --------    --------
                                                        $673,194    $554,214
                                                        ========    ========

    (a) Bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points.

                                       25PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Short- and Long-term Obligations (continued)

        The senior convertible debentures are guaranteed on a senior basis by Thermo Electron. The 5% subordinated convertible debentures of ThermoQuest and Thermo Optek are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
        In lieu of issuing all or a portion of the Company's common stock upon conversion of the 3 3/4% senior convertible debentures due 2000, the Company has the option to pay holders of the debentures cash equal to the weighted average market price of the Company's common stock on the last trading date prior to conversion.
        During 1997, 1996, and 1995, convertible obligations of $38.9 million, $67.6 million, and $18.3 million, respectively, were converted into common stock of the Company or its subsidiaries.
        The annual requirements for long-term obligations as of January 3, 1998, are $2.4 million in 1998; $167.5 million in 1999; $322.2 million in
    2000; $2.4 million in 2001; $2.2 million in 2002; and $178.9 million in 2003 and thereafter. Total future requirements of long-term obligations are $675.6 million.
        See Note 13 for the fair value information pertaining to the Company's long-term obligations.

    8.  Commitments and Contingencies

    Operating Leases
        The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $28.2 million, $21.1 million, and $11.1 million in 1997, 1996, and 1995, respectively. Future minimum payments due under noncancellable operating leases at January 3, 1998, are $24.5 million in 1998; $20.6 million in 1999; $16.3 million in 2000; $13.0 million in 2001; $10.8 million in 2002; and $36.2 million in 2003 and thereafter. Total future minimum lease payments are $121.4 million.

    Contingencies
        In December 1996, five former employees of the Company's Epsilon Industrial, Inc. (Epsilon) subsidiary commenced an arbitration proceeding naming as joint defendants Epsilon, the Company, and certain affiliates of the Company, alleging that these entities breached the terms of certain agreements entered into with such employees at the time that a predecessor of Epsilon acquired the assets and business of a company formerly owned by such employees. The former employees are claiming actual damages of between $27 million and $46 million, punitive damages of twice the actual damages, attorneys' fees and expenses, and pre-judgment and post-judgment interest, resulting from the alleged failure of the Company and its affiliates to, among other things, use best efforts to develop and promote certain products acquired at that time. The arbitration proceeding, which is binding and non-appealable, is expected to conclude in the second quarter of 1998.

                                       26PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Commitments and Contingencies (continued)

        ThermoQuest's Finnigan subsidiary has filed complaints against Bruker-Franzen Analytik GmbH and its U.S. affiliate, and Hewlett-Packard Company, for alleged violation of two U.S. patents owned by Finnigan pertaining to methods used in ion-trap mass spectrometers. One of Finnigan's complaints was filed in United States District Court and the other was filed with the United States International Trade Commission
    (ITC). In February 1998, an administrative law judge at the ITC issued an initial determination to the effect that, although one of Finnigan's patents was infringed, the patents were invalid for purposes of this case. The ITC's jurisdiction on this matter is limited to the issue of whether or not the defendants' products that use the patented methods can be imported into the U.S. The judge's initial determination will be considered by the full commission during the second quarter of 1998. Bruker has presented counterclaims alleging that the Finnigan patents are invalid and unenforceable and are not infringed by the mass spectrometers co-marketed by Bruker. They also allege that Finnigan has violated antitrust laws by attempting to maintain a monopoly position and restrain trade through enforcement of allegedly fraudulently obtained patents. Bruker has asked for judgment consistent with its counterclaims, and for three times the antitrust damages (including attorney's fees) it has sustained.
        Although the Company intends to vigorously defend these matters, there can be no assurance as to their outcome. In the opinion of management, while an unfavorable resolution of one or both of these matters could materially affect the Company's results of operations and cash flows in a particular quarter or year, any such resolution would not have a material adverse effect on the Company's financial position.
        The Company is also contingently liable with respect to certain other lawsuits and matters which, in the opinion of management, will not have a material effect upon the financial position of the Company or its results of operations.

                                       27PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    9.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.0% of the Company's revenues in 1997 and 1996 and 1.2% of the Company's revenues in 1995. For these services, the Company was charged $15.9 million, $12.1 million, and $9.4 million in 1997, 1996, and 1995, respectively. Beginning in 1998, the Company will pay an annual fee equal to 0.8% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    Sale of Related-party Investments
        During 1995, the Company sold its remaining investment in 6 1/2% subordinated convertible debentures due 1998, which were issued by Thermedics Inc., a majority-owned subsidiary of Thermo Electron. The Company sold $2.3 million principal amount of the Thermedics debentures in 1995 for net proceeds of $4.5 million, which resulted in a gain of $2.2 million.

    Short- and Long-term Obligations
        See Note 7 for short- and long-term obligations of the Company held by Thermo Electron.

    10. Common Stock

        At January 3, 1998, the Company had reserved 23,635,127 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's convertible obligations.

                                       28PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    11. Issuance of Stock by Subsidiaries

        Gain on issuance of stock by subsidiaries in the accompanying statement of income results from the following transactions:

    1997
        Sale of 1,768,500 shares of ThermoQuest common stock at $15.00 per share for net proceeds of $24.8 million and conversion of $15.7 million of ThermoQuest 5% subordinated convertible debentures, convertible at $16.50 per share, into 949,027 shares of ThermoQuest common stock resulted in gains of $12.0 million and $7.8 million, respectively.
        Initial public offering of 2,300,000 shares of Metrika Systems common stock at $15.50 per share for net proceeds of $32.5 million resulted in a gain of $13.2 million.
        Private placements of 1,639,670 shares of ONIX Systems common stock at $14.25 per share for net proceeds of $22.0 million resulted in a gain of $7.9 million.
        Conversion of $13.1 million and $3.2 million of Thermo Optek 5% subordinated convertible debentures, convertible at $14.85 per share and $13.94 per share, respectively, into 1,111,316 shares of Thermo Optek common stock resulted in a gain of $3.2 million.
        Initial public offering of 1,139,491 shares of Thermo Vision common stock at $7.50 per share for net proceeds of $7.0 million resulted in a gain of $2.3 million.

    1996
        Initial public offering of 3,450,000 shares of ThermoQuest common stock at $15.00 per share for net proceeds of $47.8 million resulted in a gain of $27.2 million.
        Initial public offering of 3,450,000 shares of Thermo Optek common stock at $13.50 per share for net proceeds of $42.9 million resulted in a gain of $25.1 million.
        Initial public offering of 1,670,000 shares of Thermo BioAnalysis common stock at $14.00 per share for net proceeds of $20.8 million resulted in a gain of $9.8 million.
        Private placement of 967,828 shares of Metrika Systems common stock at $15.00 per share for net proceeds of $13.5 million resulted in a gain of $9.6 million.

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

                                       29PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    11. Issuance of Stock by Subsidiaries (continued)

        The Company's ownership percentages of its majority-owned subsidiaries at year end were as follows:

                                                        1997  1996   1995
    ----------------------------------------------------------------------
    ThermoSpectra                                        77%   72%    72%
    ThermoQuest                                          88%   93%   100%
    Thermo Optek                                         91%   93%   100%
    Thermo BioAnalysis                                   70%   67%    80%
    Metrika Systems                                      60%   84%   100%
    Thermo Vision (a)                                    78%   93%   100%
    ONIX Systems                                         87%  100%   100%

    (a)Thermo Vision was a wholly owned subsidiary of Thermo Optek until December 1997, when Thermo Optek distributed to its shareholders 100% of the common stock of Thermo Vision in the form of a dividend.

    12. Nonrecurring (Income) Expense, Net

        Nonrecurring income, net in 1997 reflects a gain of $2.2 million recognized by ThermoSpectra on the sale of its Linac business for $5.0 million in cash and $2.1 million in equity securities, offset in part by a $0.9 million charge incurred by ThermoSpectra, primarily related to severance expense for employees terminated during the year at one of its business units.
        Nonrecurring expense in 1996 reflects the write-off of acquired technology relating to the acquisition of the Fisons businesses (Note 4).

    13. Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, available-for-sale investments, accounts receivable, notes payable and current maturities of long-term obligations, accounts payable, due to parent company and affiliated companies, long-term obligations, and forward exchange contracts. The carrying amounts of these financial instruments, with the exception of available-for-sale investments, long-term obligations, and forward foreign exchange contracts, approximate fair value due to their short-term nature.
        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices (Note 2).

                                       30PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    13. Fair Value of Financial Instruments (continued)

        The carrying amount and fair value of the Company's long-term obligations and off-balance-sheet financial instruments are as follows:

                                           1997                 1996
                                    ------------------   ------------------
                                    Carrying      Fair  Carrying      Fair
    (In thousands)                    Amount     Value    Amount     Value
    -----------------------------------------------------------------------
    Long-term obligations:
        Convertible obligations     $488,371  $767,769  $527,281  $681,550
        Other                        184,823   186,653    26,933    27,767
                                    --------  --------  --------  --------
                                    $673,194  $954,422  $554,214  $709,317
                                    ========  ========  ========  ========

    Off-balance-sheet
      financial instruments:
       Forward exchange
          contracts receivable                $    923            $    886

        The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year-ends. The fair value of convertible obligations exceeds the carrying amount primarily due to the market price of the Company's and subsidiaries' common stock exceeding the conversion price of certain of the convertible obligations.
        The Company had forward foreign exchange contracts of $33.1 million and $12.8 million at year-end 1997 and 1996, respectively. The fair value of such contracts is the estimated amount that the Company would receive if it were to terminate the contracts, taking into account the change in foreign exchange rates.





                                       31PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    14. Geographical Data

        The Company is engaged in one business segment: developing, manufacturing, marketing, and servicing instruments and software used for the identification and quantification of complex molecular compounds and elements in gases, liquids, and solids. The following table shows data for the Company by geographical area:

    (In thousands)                          1997         1996         1995
    -----------------------------------------------------------------------
    Revenues:
        United States                 $1,010,964   $  688,865   $  520,485
        United Kingdom                   296,570      227,375       78,768
        Germany                          172,696      182,958      124,035
        Other Europe                     277,056      225,244      107,755
        Other                            108,277      104,885       79,368
        Transfers among geographical
          areas (a)                     (273,249)    (219,965)    (127,749)
                                      ----------   ----------   ----------
                                      $1,592,314   $1,209,362   $  782,662
                                      ==========   ==========   ==========

    Income before provision for
      income taxes and minority
      interest expense:
        United States                 $  160,338   $   97,114   $   81,144
        United Kingdom                    27,586       14,333        5,128
        Germany                           11,309        9,894        8,703
        Other Europe                      31,937       15,350       12,505
        Other                              6,377       11,500        8,203
        Corporate and
          eliminations (b)               (18,293)     (21,548)     (11,214)
                                      ----------   ----------   ----------
        Total operating income           219,254      126,643      104,469
        Interest and other income,
          net                             28,763       63,280       18,872
                                      ----------   ----------   ----------
                                      $  248,017   $  189,923   $  123,341
                                      ==========   ==========   ==========

    Identifiable assets:
        United States                 $1,354,197   $1,045,345   $  888,620
        United Kingdom                   360,257      253,203       85,615
        Germany                          143,212      172,468      125,686
        Other Europe                     302,744      221,420       94,135
        Other                             68,080       57,435       62,090
        Corporate and
          eliminations (c)               122,663      174,529      116,667
                                      ----------   ----------   ----------
                                      $2,351,153   $1,924,400   $1,372,813
                                      ==========   ==========   ==========

                                       32PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    14. Geographical Data (continued)

    (In thousands)                          1997         1996         1995
    -----------------------------------------------------------------------
    Export revenues included in United
      States revenues above (d):
        Europe                        $  142,014   $  100,767   $   88,418
        Asia                             124,441      107,796       80,839
        Other                             68,398       45,142       40,303
                                      ----------   ----------   ----------
                                      $  334,853   $  253,705   $  209,560
                                      ==========   ==========   ==========

    (a)Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
    (b)Primarily corporate general and administrative expenses.
    (c)Primarily cash, cash equivalents, and available-for-sale investments.
    (d)In general, export revenues are denominated in U.S. dollars.

    15. Earnings per Share

        Basic and diluted earnings per share were calculated as follows:

    (In thousands except per share amounts)     1997        1996        1995
    ------------------------------------------------------------------------
    Basic
    Net income                              $147,258    $132,751    $ 79,306
                                            --------    --------    --------
    Weighted average shares                  121,548     118,857     113,222
                                            --------    --------    --------
    Basic earnings per share                $   1.21    $   1.12    $    .70
                                            ========    ========    ========

    Diluted
    Net income                              $147,258    $132,751    $ 79,306
    Effect of:
      Convertible obligations                  8,089       5,288       5,729
      Majority-owned subsidiaries'
        dilutive securities                   (2,839)       (922)        (34)
                                            --------    --------    --------
    Income available to common
      shareholders, as adjusted             $152,508    $137,117    $ 85,001
                                            --------    --------    --------
    Weighted average shares                  121,548     118,857     113,222
    Effect of:
      Convertible obligations                 16,713      15,292      19,380
      Stock options                            1,154       1,202         689
                                            --------    --------    --------
    Weighted average shares, as adjusted     139,415     135,351     133,291
                                            --------    --------    --------

    Diluted earnings per share              $   1.09    $   1.01    $    .64
                                            ========    ========    ========

                                       33PAGE

    Thermo Instrument Systems Inc.                 1997 Financial Statements

                   Notes to Consolidated Financial Statements

    15. Earnings per Share (continued)

        In January 1998, the Company sold $250.0 million principal amount of 4% subordinated convertible debentures, which are convertible into shares of the Company's common stock at a conversion price of $35.65 per share (Note 17).

    16. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997(a)                         First(b)  Second       Third      Fourth
    ------------------------------------------------------------------------
    Revenues                     $329,120   $405,235    $403,900    $454,059
    Gross profit                  155,672    194,741     188,901     210,991
    Net income                     33,587     37,219      37,273      39,179
    Earnings per share:
      Basic                           .28        .31         .31         .32
      Diluted                         .25        .28         .28         .29

    1996(c)                         First(d)  Second       Third      Fourth
    ------------------------------------------------------------------------
    Revenues                     $225,571   $321,552    $315,292    $346,947
    Gross profit                  107,364    144,524     147,803     155,506
    Net income                     34,043     35,296      30,521      32,891
    Earnings per share:
      Basic                           .30        .30         .25         .27
      Diluted                         .26        .27         .23         .25

    (a)Results include nontaxable gains of $12.0 million, $13.2 million, $12.7 million, and $8.5 million in the first, second, third, and fourth quarters, respectively, from the issuance of stock by subsidiaries.
    (b)Reflects the March 1997 acquisition of Life Sciences.
    (c)Results include nontaxable gains of $24.3 million, $25.5 million, $11.4 million, and $10.5 million in the first, second, third, and fourth quarters, respectively, from the issuance of stock by subsidiaries.
    (d)Reflects the March 1996 acquisition of the Fisons businesses.

    17. Subsequent Event

        In January 1998, the Company sold at par value $250.0 million principal amount of 4% subordinated convertible debentures due 2005 for net proceeds of $243.8 million. The debentures are convertible into shares of the Company's common stock at a conversion price of $35.65 per share and are guaranteed on a subordinated basis by Thermo Electron. The Company used a portion of the proceeds to repay a $105.0 million promissory note to Thermo Electron. The $105.0 million promissory note has been classified as long-term in the accompanying 1997 balance sheet, as its repayment was made using the proceeds of debt with a maturity beyond one year.
                                       34PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Thermo Instrument Systems Inc.:

        We have audited the accompanying consolidated balance sheet of Thermo Instrument Systems Inc. (a Delaware corporation and 82%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of January 3, 1998, and December 28, 1996, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Instrument Systems Inc. and subsidiaries as of January 3, 1998, and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.



                                               Arthur Andersen LLP



    Boston, Massachusetts
    February 17, 1998



                                       35PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Forward-looking Statements."

    Results of Operations

        The Company's revenues were $1,592.3 million in 1997, compared with $1,209.4 million in 1996, and $782.7 million in 1995. The increases were primarily due to acquisitions, which included Life Sciences in March 1997, a substantial portion of the businesses constituting the Scientific Instruments Division of Fisons in March 1996, DYNEX and Oriel Corporation in February 1996, the analytical instrument division of Analytical Technology, Inc. in December 1995, and Gould Instrument Systems Inc. in May 1995. Acquisitions added revenues of $407 million in 1997 and $404 million in 1996. In addition to the effect of acquisitions, revenues increased in 1997 due to higher sales at ThermoQuest's existing mass spectrometry business, partly as a result of the continued success of a new product introduced in the first quarter of 1996, and due to increased sales at Metrika Systems, primarily as a result of increased sales in international markets from its on-line raw materials analyzer business. Revenues also increased at ONIX Systems, primarily due to increased sales of industry-specific instruments to the production segment of the oil and gas industry. Revenues from Thermo Optek's existing businesses decreased slightly due to the inclusion in 1996 of several large nonrecurring sales to the Chinese and Japanese governments, a decrease in demand for elemental products in Japan, and the elimination of certain unprofitable acquired product lines, offset substantially by greater demand at one of its business units. In addition to the effect of acquisitions, revenues increased in 1996 due to greater demand experienced by ThermoQuest's mass spectrometry business as a result of the introduction of two new products, one in the third quarter of 1995 and another in the first quarter of 1996, and, to a lesser extent, greater product demand at Thermo Optek's Fourier transform infrared (FT-IR) and FT-Raman spectrometry businesses. The increases in revenues in 1997 and 1996 were offset in part by decreases of $46.8 million and $21.8 million, respectively, due to the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates.
        International sales account for a significant portion of the Company's total revenues. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's

                                       36PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Results of Operations (continued)

    financial performance and competitive position can be affected by currency exchange rate fluctuations. Where appropriate, the Company uses short-term forward foreign exchange contracts to reduce its exposure to currency fluctuations.
        The gross profit margin was 47% in 1997, compared with 46% in 1996 and 48% in 1995. The increase in 1997 was primarily due to margin improvements at certain of the businesses acquired from Fisons in 1996 and increased sales of ThermoQuest's higher-margin mass spectrometry products. These increases were offset in part by the inclusion of lower-margin revenues from acquired businesses, including Life Sciences, which recorded an adjustment to expense of $3.6 million in 1997 relating to the sale of inventories revalued at the date of acquisition and, to a lesser extent, a decrease in the gross profit margin at ThermoSpectra, primarily as a result of a one-time inventory write-off and a change in sales mix at one of its business units. The gross profit margin decreased in 1996 primarily due to lower margins at acquired businesses, including Fisons, which included an adjustment to expense of $2.0 million in 1996 relating to the sale of inventories revalued at the date of acquisition.
        Selling, general, and administrative expenses as a percentage of revenues was 27% in 1997 and 28% in 1996 and 1995. The decrease in 1997 was primarily due to efforts to reduce selling and administrative expenses at acquired businesses and, to a lesser extent, lower selling costs associated with certain of the Life Sciences businesses.
        Research and development expenses as a percentage of revenues remained relatively unchanged at 6.8% in 1997, compared with 7.0% in 1996, and 6.9% in 1995.
        In 1997, ThermoSpectra recognized a gain of $2.2 million on the sale of its Linac business, which was offset in part by a charge by ThermoSpectra of $0.9 million for severance costs for employees terminated during 1997 (Note 12). In 1996, the Company wrote off $3.5 million of acquired technology relating to the acquisition of the Fisons businesses (Note 4).
        Interest income increased to $28.3 million in 1997 from $20.5 million in 1996 and $14.6 million in 1995. The increase in 1997 was due to interest income earned on invested proceeds from the issuance of $172.5 million principal amount of 4 1/2% senior convertible debentures by the Company in October 1996 and, to a lesser extent, from the invested proceeds from the sale of common stock by the Company's subsidiaries in 1997 and 1996 (Note 11). The increase in 1996 was primarily the result of interest income earned on invested proceeds from the issuance of $96.3 million principal amount of 5% subordinated convertible debentures by each of ThermoQuest and Thermo Optek in August 1995 and October 1995, respectively, the sale of common stock by the Company's subsidiaries (Note 11) and, to a lesser extent, the issuance of the 4 1/2% senior convertible debentures. The increases in interest income in 1997 and 1996 were offset in part by a reduction in cash as a result of acquisitions.
        Interest expense increased to $45.9 million in 1997 from $28.9 million in 1996 and $18.1 million in 1995. The increase in 1997 was

                                       37PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Results of Operations (continued)

    primarily due to the issuance of an aggregate $428.8 million of promissory notes to Thermo Electron in connection with acquisitions
    (Note 7), the issuance of 4 1/2% senior convertible debentures by the Company in October 1996 and, to a lesser extent, the inclusion of interest expense on debt assumed in connection with the acquisitions of the Fisons businesses and Life Sciences, which has been subsequently repaid. In September 1997, the Company repaid $220.0 million of its outstanding promissory notes to Thermo Electron (Notes 4 and 7). The increase in 1996 was primarily due to the issuance of the 5% subordinated convertible debentures by ThermoQuest and Thermo Optek. To a lesser extent, interest expense increased due to the issuance by the Company of the 4 1/2% senior convertible debentures, the issuance of promissory notes to Thermo Electron in connection with acquisitions (Note 7), and the inclusion of interest expense on the debt assumed as part of the acquisition of the Fisons businesses. The increases in interest expense in 1997 and 1996 were offset in part by the conversion of a portion of the Company's and subsidiaries' convertible obligations into common stock of the Company and its subsidiaries.
        The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. The Company believes that this strategy provides additional motivation and incentives for the management of the subsidiaries through the establishment of subsidiary-level stock option programs, as well as capital to support the subsidiaries' growth. As a result of the sale of stock by subsidiaries and issuance of stock by subsidiaries upon conversion of convertible debentures, the Company recorded gains of $46.4 million in 1997, $71.7 million in 1996, and $20.1 million in 1995 (Note 11). These gains represent an increase in the Company's net investment in the subsidiaries and are classified as "Gain on issuance of stock by subsidiaries" in the accompanying statement of income. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Accordingly, there can be no assurance that the Company will be able to generate gains from such transactions in the future. Further, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements: Policy and Procedures" (the Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there would be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded. The exposure draft addresses the consolidation issues in two parts: consolidation procedures, which includes proposed rule changes affecting the Company's ability to recognize gains on issuances of subsidiary stock, and consolidation policy, which does not address accounting for such gains. During fiscal 1997, the FASB decided to focus its efforts on the

                                       38PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Results of Operations (continued)

    consolidation policy part of the exposure draft and to consider resuming discussion on consolidation procedures after completion of the efforts on consolidation policy. The timing and content of any final statement are uncertain.
        The Company recorded a gain of $2.2 million in 1995 from the sale of the Company's investment in subordinated convertible debentures issued by Thermedics Inc., a majority-owned subsidiary of Thermo Electron (Note 9).
        The effective tax rate was 36% in 1997, 27% in 1996, and 35% in 1995. The effective tax rate increased in 1997 primarily due to a lower nontaxable gain on issuance of stock by subsidiaries. The effective tax rate decreased in 1996 primarily due to a higher nontaxable gain on issuance of stock by subsidiaries. Excluding the impact of the gains on issuance of stock by subsidiaries, the effective tax rates exceeded the statutory federal income tax rate due to the inability to provide a tax benefit on losses incurred at certain foreign subsidiaries, the impact of foreign and state income taxes, the nondeductible amortization of cost in excess of net assets of acquired companies and, in 1996, the write-off of acquired technology in connection with the acquisition of the Fisons businesses.
        Minority interest expense increased to $12.6 million in 1997 from $5.4 million in 1996, primarily due to higher earnings at Thermo BioAnalysis, ThermoQuest, and Thermo Optek and, to a lesser extent, minority interest associated with the Company's newly public Metrika Systems subsidiary. These increases were offset in part by lower earnings at ThermoSpectra.
        See Note 8 for a description of certain legal proceedings involving the Company.
        The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

                                       39PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources

        Consolidated working capital was $612.7 million at January 3, 1998, compared with $636.7 million at December 28, 1996. Included in working capital are cash, cash equivalents, and available-for-sale investments of $477.2 million at January 3, 1998, and $530.1 million at December 28, 1996. Of the $477.2 million balance at January 3, 1998, $290.4 million was held by the Company's majority-owned subsidiaries and the balance was held by the Company and its wholly owned subsidiaries. Cash provided by operating activities in 1997 was $169.3 million. The Company used $19.2 million during the year to fund an increase in accounts receivable. Of the total increase, $11.8 million was at ThermoQuest and resulted from higher shipments in the fourth quarter and a competitive trend to commercial terms of 30 days from ThermoQuest's past practice of obtaining deposits on certain systems. The Company used $23.9 million of cash during the year to reduce current liabilities, primarily for certain exit costs relating to acquisitions (Note 4).
        At January 3, 1998, $131.4 million of the Company's cash and cash equivalents was held by its foreign subsidiaries. While this cash can be used outside of the United States, including for acquisitions, repatriation of this cash into the United States would be subject to foreign withholding taxes and could also be subject to a United States tax.
        The Company's investing activities used $485.0 million of cash in 1997. The Company expended $508.1 million, net of cash acquired, for acquisitions, including the repayment of $106.3 million of bank debt (Note 4), and $29.2 million for purchases of property, plant, and equipment. The Company recorded proceeds of $7.9 million from the sale of property, plant, and equipment in 1997.
        The Company's financing activities provided $270.8 million of cash in 1997. During 1997, to partially finance acquisitions, the Company and its majority-owned subsidiaries borrowed an aggregate $428.8 million from Thermo Electron pursuant to promissory notes with various dates of maturity (Note 7). In September 1997, the Company repaid $220.0 million of its outstanding promissory notes to Thermo Electron (Notes 4 and 7). Net proceeds from the issuance of Company and subsidiary common stock totaled $93.1 million (Note 11). In January 1998, the Company sold at par value $250.0 million principal amount of 4% subordinated convertible debentures due 2005 for net proceeds of $243.8 million. The Company used a portion of the proceeds to repay a $105.0 million promissory note to Thermo Electron.
        In 1998, the Company plans to make expenditures of approximately $37 million for property, plant, and equipment. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future. The Company has historically complemented internal development with acquisitions of businesses or technologies that extend the Company's presence in current markets or provide opportunities to enter and compete effectively in new markets. The Company will consider making acquisitions of such businesses or technologies that are consistent with its plans for strategic growth. The Company expects that it will finance these acquisitions through a

                                       40PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources (continued)

    combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermo Electron although there is no agreement with Thermo Electron to ensure that funds will be available on acceptable terms or at all.

    Market Risk

        The Company is exposed to market risk from changes in foreign currency exchange rates, interest rates, and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities. Additionally, the Company uses short-term forward contracts to manage certain exposures to foreign currencies. The Company enters into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. The Company does not engage in extensive foreign currency hedging activities; however, the purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. The Company's forward foreign exchange contracts principally hedge transactions denominated in U.S. dollars, British pounds sterling, Japanese yen, French francs, and German deutsche marks. Gains and losses arising from forward contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

    Foreign Currency Exchange Rates
        Forward foreign exchange contracts are sensitive to changes in foreign currency exchange rates. The fair value of forward foreign exchange contracts is the estimated amount that the Company would pay or receive upon termination of the contract, taking into account the change in foreign exchange rates. A 10% depreciation in year-end 1997 foreign currency exchange rates related to the Company's contracts would result in a decrease in the unrealized gain on forward foreign exchange contracts of $2 million. Since the Company uses forward foreign exchange contracts as hedges of firm purchase and sale commitments, the unrealized gain or loss on forward foreign currency exchange contracts resulting from changes in foreign currency exchange rates would be offset by a corresponding change in the fair value of the hedged item.
        The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term. The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in British pounds sterling, German deutsche marks, Dutch guilders, and French francs. The effect of a change in foreign exchange rates on the Company's net investment in foreign subsidiaries is recorded as a separate component of shareholders' investment. A 10% depreciation

                                       41PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Market Risk (continued)

    in year-end 1997 functional currencies, relative to the U.S. dollar, would result in a $12 million reduction of shareholders' investment.

    Interest Rates
        Certain of the Company's available-for-sale investments and long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase or issuance of the financial instrument. A 10% decrease in year-end 1997 market interest rates would result in a negative impact of $6 million on the net fair value of the Company's interest-sensitive financial instruments.

    Equity Prices
        The Company's available-for-sale investment portfolio includes equity securities that are sensitive to fluctuations in price. In addition, the Company's and its subsidiaries' convertible obligations are sensitive to fluctuations in the price of Company or subsidiary common stock into which the obligations are convertible. Changes in equity prices would result in changes in the fair value of the Company's available-for-sale investments and convertible obligations due to the difference between the current market price and the market price at the date of purchase or issuance of the financial instrument. A 10% increase in the year-end 1997 market equity prices would result in a negative impact of $58 million on the net fair value of the Company's price-sensitive equity financial instruments.










                                       42PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

        Risks Associated with Spinout of Subsidiaries. The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. As a result of the sale of stock by subsidiaries, the issuance of stock by subsidiaries upon conversion of convertible debentures, and similar transactions, the Company records gains that represent the increase in the Company's net investment in the subsidiaries. These gains have represented a substantial portion of the net income reported by the Company in certain periods. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Accordingly, there can be no assurance that the Company will be able to generate gains from such transactions in the future.
        Further, in October 1995, the Financial Accounting Standards Board
    (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements: Policy and Procedures" (the Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there would be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded. The exposure draft addresses the consolidation issues in two parts: consolidation procedures, which includes proposed rule changes affecting the Company's ability to recognize gains on issuances of subsidiary stock, and consolidation policy, which does not address accounting for such gains. During fiscal 1997, the FASB decided to focus its efforts on the consolidation policy part of the exposure draft and to consider resuming discussion on consolidation procedures after completion of the efforts on consolidation policy. The timing and content of any final statement are uncertain.

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

        Risks Associated with Acquisition Strategy. One of the Company's growth strategies is to supplement its internal growth with the

                                       43PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                           Forward-looking Statements

    acquisition of businesses and technologies that complement or augment the Company's existing product lines. Certain businesses acquired by the Company have had low levels of profitability. In addition, businesses that the Company may seek to acquire in the future may also be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully change operations and improve market penetration. No assurance can be given that the Company will be successful in this regard. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers, the need for regulatory approvals, including antitrust approvals, and the high valuations of businesses resulting from historically high stock prices in many countries. Acquisitions made by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies. There can be no assurance that the Company will be able to complete pending or future acquisitions or that the Company will be able to successfully integrate any acquired business into its existing business or make such businesses profitable. In order to finance any such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and may result in dilution to the Company's shareholders.

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

        Possible Adverse Effect From Consolidation in the Environmental Market and Changes in Environmental Regulations. One of the important markets for the Company's products is environmental analysis. During the past several years, there has been a contraction in the market for analytical instruments used for environmental analysis. This contraction has caused consolidation in the businesses serving this market. Such consolidation may have an adverse impact on certain of the Company's businesses. In addition, most air, water, and soil analysis is conducted to comply with federal, state, local, and foreign environmental regulations. These regulations are frequently specific as to the type of technology required for a particular analysis and the level of detection required for that analysis. The Company develops, configures, and markets its products to meet customer needs created by existing and anticipated environmental regulations. These regulations may be amended or eliminated in response to new scientific evidence or political or economic

                                       44PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                           Forward-looking Statements

    considerations. Any significant change in environmental regulations could result in a reduction in demand for the Company's products.

        Risks Associated With the Sale of Products to the Pharmaceutical Industry. The pharmaceutical industry is one of the important markets for the Company's products. Although the Company's existing general purpose analytical equipment and services are not subject to regulation by the U.S. Food and Drug Administration (the FDA), FDA regulations apply to the processes and production facilities used to manufacture pharmaceutical products. Any material change by a pharmaceutical company in its manufacturing process or equipment could necessitate additional FDA review and approval. Such requirements may make it more difficult for the Company to sell its products and services to pharmaceutical customers that have already applied for or obtained approval for production processes using different equipment and supplies. Any changes in the regulations that apply to the processes and production facilities used to manufacture pharmaceutical products may adversely affect the market for the Company's products. In addition, from time to time as a result of industry consolidation and other factors, the pharmaceutical industry has reduced its capital expenditures for equipment such as that manufactured by the Company, and there can be no assurance that further changes in the pharmaceutical industry will not adversely affect demand for the Company's products.

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

        Possible Adverse Impact of Significant International Operations. International revenues accounted for a significant portion of the Company's total revenues in 1997, and the Company expects that international revenues will continue to account for a significant portion of the Company's revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following: fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; export licenses, if required, may be

                                       45PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                           Forward-looking Statements

    difficult to obtain and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.

        Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product performance, price, reliability, and customer service. The Company's competitors include large multinational corporations and their operating units. Some of the Company's competitors have substantially greater financial, marketing, and other resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products, than the Company. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.

        Risks Associated with Protection, Defense, and Use of Intellectual Property. The Company holds many patents relating to various aspects of its products, and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology and, in the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected. Further, the laws of some jurisdictions do not protect the Company's proprietary rights to the

                                       46PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements

                           Forward-looking Statements

    same extent as the laws of the U.S. and there can be no assurance that available protections will be adequate. In addition, the Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

        Potential Impact of Year 2000 on Processing of Date-sensitive Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.



                                       47PAGE

   Thermo Instrument Systems Inc.                    1997 Financial Statements

                         Selected Financial Information

   (In thousands
   except per share
   amounts)              1997(a)     1996(b)     1995(c)    1994(d)       1993
   ---------------------------------------------------------------------------
   Statement of
     Income Data:
   Revenues        $1,592,314  $1,209,362  $  782,662 $  649,992    $  529,278
   Income from
     continuing
     operations       147,258     132,751      79,306     58,261        42,793
   Net income         147,258     132,751      79,306     60,220        44,764
   Earnings per
     share from
     continuing
     operations:
       Basic             1.21        1.12         .70        .53           .41
       Diluted           1.09        1.01         .64        .49           .39
   Earnings per
     share:
       Basic             1.21        1.12         .70        .55           .43
       Diluted           1.09        1.01         .64        .50           .40

   Balance Sheet
     Data:
   Working
     capital       $  612,666  $  636,703  $  489,895 $  230,306    $  238,053
   Total assets     2,351,153   1,924,400   1,372,813  1,011,917       891,141
   Long-term
     obligations      673,194     554,214     441,034    263,559       286,161
   Shareholders'
     investment       877,558     746,267     542,705    440,763       358,055

   (a)Reflects the March 1997 acquisition of Life Sciences and nontaxable gains of $46.4 million from the issuance of stock by subsidiaries.
   (b)Reflects the March 1996 acquisition of the Fisons businesses, the October 1996 issuance of $172.5 million principal amount of 4 1/2% senior convertible debentures due 2003, and nontaxable gains of $71.7 million from the issuance of stock by subsidiaries.
   (c)Reflects the August and October 1995 issuance of $96.3 million principal amount of 5% subordinated convertible debentures due 2000 by each of ThermoQuest and Thermo Optek, respectively, and nontaxable gains of $20.1 million from the issuance of stock by subsidiaries.
   (d)Reflects the March 1994 acquisition of several businesses within the EnviroTech Measurements & Controls group of Baker Hughes Incorporated and nontaxable gains of $6.5 million from the issuance of stock by subsidiary.

                                       48PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements


    Common Stock Market Information
        The Company's common stock is traded on the American Stock Exchange under the symbol THI. The following table sets forth the high and low sale prices of the Company's common stock for 1997 and 1996, as reported in the consolidated transaction reporting system. Prices were restated to reflect a five-for-four stock split distributed in October 1997 in the form of a 25% stock dividend.

                              1997                          1996
                     ----------------------        ----------------------
    Quarter             High           Low            High           Low
    ---------------------------------------------------------------------
    First            $29 1/5      $23 1/10        $24 2/5       $19 7/10
    Second            28 1/2       22 1/2          34 7/10       22 4/5
    Third             34 1/5       24 3/5          31            23 3/5
    Fourth            34 1/2       23              30 1/10       23 1/5

        As of January 30, 1998, the Company had 2,997 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 30, 1998, was $29 1/8 per share.
        Common stock of the Company's majority-owned public subsidiaries is traded on the American Stock Exchange: ThermoSpectra Corporation (symbol
    THS), ThermoQuest Corporation (symbol TMQ), Thermo Optek Corporation (symbol TOC), Thermo BioAnalysis Corporation (symbol TBA), Metrika Systems Corporation (MKA), and Thermo Vision Corporation (VIZ).

    Shareholder Services
        Shareholders of Thermo Instrument Systems Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Instrument Systems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material will be available from Thermo Electron's Internet site (http://www.thermo.com/subsid/thi1.html).

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

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200

                                       49PAGE

    Thermo Instrument Systems Inc.                  1997 Financial Statements


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

    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended January 3, 1998, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Instrument Systems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 1, 1998, at 9:00 a.m. at the Hyatt Regency Hotel, Scottsdale, Arizona.