Form 10-K, Exhibit 13
period 1999-01-02
THERMO INSTRUMENT SYSTEMS INC
filed 1999-03-23
CIK 795986

Exhibit 13
















                         Thermo Instrument Systems Inc.

                        Consolidated Financial Statements

                                      1998



Thermo Instrument Systems Inc.                                                  1998 Financial Statements

                        Consolidated Statement of Income

(In thousands except per share amounts)                                       1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Revenues                                                                $1,659,981  $1,592,314  $1,209,362
                                                                        ----------  ----------  ----------

Costs and Operating Expenses:
  Cost of revenues (Note 11)                                               889,575     842,009     654,165
  Selling, general, and administrative expenses (Note 8)                   447,860     424,695     340,963
  Research and development expenses                                        113,917     107,613      84,091
  Restructuring and nonrecurring (income) expense, net (Notes 3 and 11)     23,209      (1,257)      3,500
                                                                        ----------  ----------  ----------

                                                                         1,474,561   1,373,060   1,082,719
                                                                        ----------  ----------  ----------

Operating Income                                                           185,420     219,254     126,643

Interest Income                                                             33,509      28,253      20,490
Interest Expense (includes $11,136, $18,014, and $8,145 to                 (45,458)    (45,894)    (28,923)
  parent company)
Gain on Issuance of Stock by Subsidiaries (Note 10)                         18,582      46,404      71,713
Other Income                                                                 1,863           -           -
                                                                        ----------  ----------  ----------

Income Before Provision for Income Taxes, Minority Interest, and           193,916     248,017     189,923
  Extraordinary Item
Provision for Income Taxes (Note 5)                                         74,674      88,113      51,727
Minority Interest Expense                                                   15,677      12,646       5,445
                                                                        ----------  ----------  ----------

Income Before Extraordinary Item                                           103,565     147,258     132,751
Extraordinary Item, Net of Provision for Income Taxes and                      519           -           -
  Minority Interest of $391 (Note 6)
                                                                        ----------  ----------  ----------

Net Income                                                              $  104,084  $  147,258  $  132,751
                                                                        ==========  ==========  ==========

Earnings per Share (Note 15)
  Basic                                                                 $      .86  $     1.21  $     1.12
                                                                        ==========  ==========  ==========

  Diluted                                                               $      .79  $     1.09  $     1.01
                                                                        ==========  ==========  ==========

Weighted Average Shares (Note 15)
  Basic                                                                    120,975     121,548     118,857
                                                                        ==========  ==========  ==========

  Diluted                                                                  133,103     139,415     135,351
                                                                        ==========  ==========  ==========







The accompanying notes are an integral part of these consolidated financial statements.


Thermo Instrument Systems Inc.                                                  1998 Financial Statements

                           Consolidated Balance Sheet
(In thousands)                                                                            1998        1997
----------------------------------------------------------------------------------- ----------- ------------

Assets
Current Assets:
  Cash and cash equivalents (includes $408,490 and $283,995 under                   $  553,825  $  468,848
    repurchase agreements with parent company)
  Available-for-sale investments, at quoted market value (amortized cost of                  -       8,328
    $8,287 in 1997; Note 2)
  Accounts receivable, less allowances of $23,726 and $22,786                          407,430     364,075
  Unbilled contract costs and fees                                                      13,114       9,191
  Inventories                                                                          276,589     264,719
  Prepaid expenses                                                                      19,705      19,292
  Prepaid and refundable income taxes (Note 5)                                          62,921      54,915
                                                                                    ----------  ----------

                                                                                     1,333,584   1,189,368
                                                                                    ----------  ----------

Property, Plant, and Equipment, at Cost, Net                                           220,231     219,939
                                                                                    ----------  ----------

Other Assets (Notes 2 and 4)                                                            73,705      45,477
                                                                                    ----------  ----------

Cost in Excess of Net Assets of Acquired Companies (Notes 3 and 5)                     938,254     896,369
                                                                                    ----------  ----------

                                                                                    $2,565,774  $2,351,153
                                                                                    ==========  ==========


Thermo Instrument Systems Inc.                                                  1998 Financial Statements

                     Consolidated Balance Sheet (continued)
(In thousands except share amounts)                                                       1998        1997
----------------------------------------------------------------------------------- ----------- -----------

Liabilities and Shareholders' Investment
Current Liabilities:
  Notes payable and current maturities of long-term obligations (includes           $  130,772  $  116,226
    $60,000 and $55,000 due to parent company; Notes 3 and 6)
  Accounts payable                                                                     101,009      97,516
  Accrued payroll and employee benefits                                                 59,649      59,745
  Accrued income taxes (includes $12,500 and $20,000 due to parent company)             59,984      61,409
  Accrued installation and warranty expenses                                            39,958      42,404
  Deferred revenue                                                                      46,354      41,759
  Other accrued expenses                                                               135,708     135,616
  Due to parent company and affiliated companies (Note 3)                               14,195      22,027
                                                                                    ----------  ----------

                                                                                       587,629     576,702
                                                                                    ----------  ----------

Deferred Income Taxes (Note 5)                                                          29,278      30,430
                                                                                    ----------  ----------

Other Deferred Items                                                                    31,056      27,273
                                                                                    ----------  ----------

Long-term Obligations (Note 6):
  Senior convertible obligations (includes $140,000 due to parent company)             327,042     327,824
  Subordinated convertible obligations                                                 389,436     160,547
  Other (includes $3,800 and $168,800 due to parent company; Note 3)                    26,965     184,823
                                                                                    ----------  ----------

                                                                                       743,443     673,194
                                                                                    ----------  ----------

Minority Interest                                                                      229,361     165,996
                                                                                    ----------  ----------

Commitments and Contingencies (Note 7)

Shareholders' Investment (Notes 4 and 9):
  Common stock, $.10 par value, 250,000,000 shares authorized; 122,879,889              12,288      12,265
    and 122,645,040 shares issued
  Capital in excess of par value                                                       331,621     333,580
  Retained earnings                                                                    675,983     571,899
  Treasury stock at cost, 3,603,358 and 670,827 shares                                 (63,671)     (6,965)
  Accumulated other comprehensive items (Note 14)                                      (11,214)    (33,221)
                                                                                    ----------  ----------

                                                                                       945,007     877,558
                                                                                    ----------  ----------
                                                                                    $2,565,774  $2,351,153
                                                                                    ==========  ==========




The accompanying notes are an integral part of these consolidated financial statements.


Thermo Instrument Systems Inc.                                                  1998 Financial Statements

                      Consolidated Statement of Cash Flows
(In thousands)                                                                 1998        1997        1996
------------------------------------------------------------------------- ---------- ----------- ----------

Operating Activities
  Net income                                                              $ 104,084  $  147,258  $ 132,751
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                          61,429      54,993     44,233
      Provision for losses on accounts receivable                             4,169       4,366      2,274
      Noncash restructuring and nonrecurring (income) expense,                3,226      (1,257)     3,500
        net (Notes 3 and 11)
      Gain on issuance of stock by subsidiaries (Note 10)                   (18,582)    (46,404)   (71,713)
      Gain on sale of investments (Note 2)                                     (713)          -          -
      Minority interest expense                                              15,677      12,646      5,445
      Increase (decrease) in deferred income taxes                              (53)      2,742       (757)
      Extraordinary item, net of income taxes and minority interest            (519)          -          -
        (Note 6)
      Other noncash expenses                                                 14,730       6,158      4,889
      Change in current accounts, excluding the effects of
       acquisitions:
        Accounts receivable                                                  (1,404)    (19,157)     1,394
        Inventories                                                          10,110      13,768     14,184
        Other current assets                                                    963       3,547      3,978
        Accounts payable                                                     (5,310)     14,317     (9,903)
        Other current liabilities                                           (14,763)    (23,868)   (24,686)
      Other                                                                  (1,638)        205        290
                                                                          ---------  ----------  ---------

         Net cash provided by operating activities                          171,406     169,314    105,879
                                                                          ---------  ----------  ---------

Investing Activities
  Acquisitions, net of cash acquired (Note 3)                              (129,598)   (508,059)  (248,150)
  Payment to affiliated company for acquired business (Note 3)              (19,117)          -          -
  Refund of acquisition purchase price (Note 3)                                   -      36,132          -
  Proceeds from sale of businesses (Note 11)                                      -       4,980          -
  Purchase of available-for-sale investments                                 (6,919)     (9,000)   (10,250)
  Proceeds from sale and maturities of available-for-sale                     9,005      10,250      3,000
     investments
  Purchases of property, plant, and equipment                               (30,902)    (29,198)   (19,134)
  Proceeds from sale of property, plant, and equipment                        9,510       7,877      4,597
  Other, net                                                                    730       2,030        530
                                                                          ---------  ----------  ---------

         Net cash used in investing activities                            $(167,291) $ (484,988) $(269,407)
                                                                          ---------  ----------  ---------


Thermo Instrument Systems Inc.                                                  1998 Financial Statements

                Consolidated Statement of Cash Flows (continued)
(In thousands)                                                                 1998        1997        1996
------------------------------------------------------------------------- ---------- ----------- -----------

Financing Activities
  Net proceeds from issuance of Company and subsidiary common             $ 103,327  $   91,375  $  127,024
    stock (Note 10)
  Net proceeds from issuance of subordinated convertible                    244,111           -           -
    debentures (Note 6)
  Net proceeds from issuance of long-term obligations                        11,502           -     168,850
  Proceeds from issuance of short- and long-term obligations to                   -     428,800     110,000
    parent company (Notes 3 and 6)
  Repurchase of Company and subsidiary common stock, and                   (119,792)          -           -
    subordinated convertible debentures (Note 6)
  Repayment of short- and long-term obligations to parent company          (160,000)   (220,000)    (95,000)
    (Note 6)
  Increase (decrease) in short-term obligations, net                            500     (21,528)    (12,770)
  Repayment of long-term obligations                                         (2,780)     (7,817)     (5,133)
                                                                          ---------  ----------  ----------

         Net cash provided by financing activities                           76,868     270,830     292,971
                                                                          ---------  ----------  ----------

Exchange Rate Effect on Cash                                                  3,994      (8,996)     (1,988)
                                                                          ---------  ----------  ----------

Increase (Decrease) in Cash and Cash Equivalents                             84,977     (53,840)    127,455
Cash and Cash Equivalents at Beginning of Year                              468,848     522,688     395,233
                                                                          ---------  ----------  ----------

Cash and Cash Equivalents at End of Year                                  $ 553,825  $  468,848  $  522,688
                                                                          =========  ==========  ==========

Cash Paid For
  Interest                                                                $  44,899  $   43,755  $   25,837
  Income taxes                                                            $  66,423  $   62,895  $   42,636

Noncash Activities
  Fair value of assets of acquired companies                              $ 165,220  $  673,382  $  487,218
  Cash paid for acquired companies                                         (132,933)   (545,303)   (258,785)
  Due to affiliated company for acquired company                                  -     (19,117)          -
  Issuance of subsidiary stock options for acquired company                       -      (1,693)          -
                                                                          ---------  ----------  ----------

    Liabilities assumed of acquired companies                             $  32,287  $  107,269  $  228,433
                                                                          =========  ==========  ==========

  Conversions of Company and subsidiary convertible obligations           $   7,562  $   38,910  $   67,594
                                                                          =========  ==========  ==========








The accompanying notes are an integral part of these consolidated financial statements.



Thermo Instrument Systems Inc.                                                  1998 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment
(In thousands)                                                                   1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Comprehensive Income
Net Income                                                                  $ 104,084  $147,258   $ 132,751
                                                                            ---------  --------   ---------

Other Comprehensive Items (Note 14):
  Foreign currency translation adjustment                                      22,917   (34,317)     (1,754)
  Unrealized gains (losses) on available-for-sale investments, net               (910)       22          14
                                                                            ---------  --------   ---------
    of reclassification adjustment

                                                                               22,007   (34,295)     (1,740)
                                                                            ---------  --------   ---------

  Minority Interest                                                            (4,248)    4,162        (339)
                                                                            ---------  --------   ---------

                                                                            $ 121,843  $117,125   $ 130,672
                                                                            =========  ========   =========

Shareholders' Investment
Common Stock, $.10 Par Value:
  Balance at beginning of year                                              $  12,265  $  9,767   $   9,257
  Issuance of stock under employees' and directors' stock plans                    17         4           5
  Conversions of convertible obligations                                            6        45         505
  Effect of stock split                                                             -     2,449           -
                                                                            ---------  --------   ---------

  Balance at end of year                                                       12,288    12,265       9,767
                                                                            ---------  --------   ---------

Capital in Excess of Par Value:
  Balance at beginning of year                                                333,580   319,464     248,468
  Issuance of stock under employees' and directors' stock plans                   590     1,270         950
  Tax benefit related to employees' and directors' stock plans                    158       514         199
  Conversions of convertible obligations                                          765     6,817      65,924
  Effect of stock split                                                             -    (2,449)          -
  Effect of majority-owned subsidiaries' equity transactions                   (3,472)    7,964       3,923
                                                                            ---------  --------   ---------

  Balance at end of year                                                      331,621   333,580     319,464
                                                                            ---------  --------   ---------

Retained Earnings:
  Balance at beginning of year                                                571,899   424,641     291,890
  Net income                                                                  104,084   147,258     132,751
                                                                            ---------  --------   ---------

  Balance at end of year                                                    $ 675,983  $571,899   $ 424,641
                                                                            ---------  --------   ---------


Thermo Instrument Systems Inc.                                                  1998 Financial Statements

         Consolidated Statement of Comprehensive Income and Shareholders' Investment (continued)
(In thousands)                                                                   1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Treasury Stock:
  Balance at beginning of year                                              $  (6,965) $ (8,679)  $  (9,724)
  Activity under employees' and directors' stock plans                            102     1,714       1,045
  Purchases of Company common stock                                           (56,808)        -           -
                                                                            ---------  --------   ---------

  Balance at end of year                                                      (63,671)   (6,965)     (8,679)
                                                                            ---------  --------   ---------

Accumulated Other Comprehensive Items (Note 14):
  Balance at beginning of year                                                (33,221)    1,074       2,814
  Other comprehensive (income) expense                                         22,007   (34,295)     (1,740)
                                                                            ---------  --------   ---------

  Balance at end of year                                                      (11,214)  (33,221)      1,074
                                                                            ---------  --------   ---------

                                                                            $ 945,007  $877,558   $ 746,267
                                                                            =========  ========   =========


















The accompanying notes are an integral part of these consolidated financial statements.


Thermo Instrument Systems Inc.                                                  1998 Financial Statements

                   Notes to Consolidated Financial Statements
1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Thermo Instrument Systems Inc. (the Company) is a worldwide leader in the development, manufacture, and marketing of measurement instruments used to monitor, collect, and analyze information. These systems are used for multiple applications in a range of industries, including industrial processing, food and beverage production, life sciences research, and medical diagnostics.

Relationship With Thermo Electron Corporation
      The Company was incorporated on May 28, 1986, as a wholly owned subsidiary of Thermo Electron Corporation. As of January 2, 1999, Thermo Electron owned
101,865,192 shares of the Company's common stock, representing 85% of such stock outstanding.
      During 1998, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company and ThermoSpectra Corporation, a publicly traded subsidiary of the Company. As part of this reorganization, Thermo Electron announced that ThermoSpectra may be taken private (Note 17).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company;
its wholly owned subsidiaries; and its majority-owned public subsidiaries, ThermoSpectra, ThermoQuest Corporation, Thermo Optek Corporation, Thermo
BioAnalysis Corporation, Metrika Systems Corporation, Thermo Vision Corporation, and ONIX Systems Inc. All material intercompany accounts and transactions have been eliminated. The Company accounts for investments in businesses in which it owns between 20% and 50% using the equity method.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1998, 1997, and 1996 are for the fiscal years ended January 2, 1999, January 3, 1998, and December 28, 1996, respectively. Fiscal years 1998 and 1996 each included 52 weeks; fiscal 1997 included 53 weeks.

Revenue Recognition
      The Company generally recognizes product revenues upon shipment of its products and recognizes service contract revenues ratably over the term of the contract. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts.
Substantially all of the deferred revenue in the accompanying 1998 balance sheet will be recognized within one year.

Gain on Issuance of Stock by Subsidiaries
      At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity, and not engaged principally in research and development, the Company records the increase as a gain.
      If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares. Such transactions are reflected as equity transactions, and the net effect of these transactions is reflected in the accompanying statement of comprehensive income and shareholders' investment as "Effect of majority-owned subsidiaries' equity transactions."

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

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

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share have been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects.

Stock Split
      All share and per share information has been restated to reflect a five-for-four stock split, effected in the form of a 25% stock dividend, which was distributed in October 1997.

Cash and Cash Equivalents
      At year-end 1998 and 1997, $392.0 million and $284.0 million, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day
Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.
      At year-end 1998, $16.5 million of the Company's cash equivalents, denominated in Dutch guilders, were invested in a repurchase agreement with a wholly owned subsidiary of Thermo Electron. Under this agreement, the Company in effect lends excess cash to the subsidiary, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S.
government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The
Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on Netherlands market rates, set at the beginning of each month.
      The Company, along with other subsidiaries of Thermo Electron, participates in a notional pool arrangement with Barclays Bank, which includes a $71 million credit facility. The Company has access to $45 million under this credit facility. Only U.K.-based subsidiaries of Thermo Electron participate in this arrangement. Under this

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

arrangement, Barclays notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year-end 1998 and 1997, the Company had a positive cash balance under this arrangement of $26.7 million and a negative cash balance of $1.5 million, respectively.
      At year-end 1998 and 1997, the Company's cash equivalents also include investments in short-term certificates of deposit of the Company's foreign subsidiaries, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are:

(In thousands)                                                                              1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Raw Materials and Supplies                                                             $ 118,286  $ 118,611
Work in Progress                                                                          55,086     52,870
Finished Goods                                                                           103,217     93,238
                                                                                       ---------  ---------

                                                                                       $ 276,589  $ 264,719
                                                                                       =========  =========

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 40 years; machinery and equipment, 1 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of:

(In thousands)                                                                              1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Land                                                                                   $  33,335  $  33,539
Buildings                                                                                124,875    123,533
Machinery and Equipment                                                                  171,307    148,930
Leasehold Improvements                                                                    14,851     11,603
                                                                                       ---------  ---------

                                                                                         344,368    317,605
Less:  Accumulated Depreciation and Amortization                                         124,137     97,666
                                                                                       ---------  ---------

                                                                                       $ 220,231  $ 219,939
                                                                                       =========  =========

Other Assets
      Other assets in the accompanying balance sheet includes the costs of acquired trademarks, patents, and other specifically identifiable intangible assets. These assets are amortized using the straight-line method over their estimated useful lives, which range from 3 to 20 years. These assets were $32.3 million and $16.2 million, net of accumulated amortization of $22.9 million and $19.3 million, at year-end 1998 and 1997, respectively. Other assets in the accompanying balance sheet also includes prepaid pension costs (Note 4), deferred debt expense, and, in 1998, long-term available-for-sale investments
(Note 2).


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods not exceeding 40 years.
Accumulated amortization was $104.5 million and $78.0 million at year-end 1998 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset.
If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Environmental Liabilities
      The Company accrues for costs associated with the remediation of environmental pollution when it is probable that a liability has been incurred and the Company's proportionate share of the amount can be reasonably estimated.
Any recorded liabilities have not been discounted.

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments, net of minority interest, are reflected in the "Accumulated other comprehensive items" component of shareholders' investment (Note 14). In 1998, the Company recorded a foreign currency transaction gain of $1.2 million, arising from the repayment of a foreign subsidiary's intercompany borrowings denominated in U.S. dollars, which is included in other income in the accompanying statement of income. Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for 1997 and 1996.

Forward Contracts
      The Company uses short-term forward foreign exchange contracts to manage certain exposures to foreign currencies. The Company enters into forward foreign exchange contracts to hedge certain firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. These contracts principally hedge transactions denominated in U.S. dollars, British pounds sterling, Japanese yen, French francs, and German marks. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. Gains and losses arising from forward foreign exchange contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

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

Presentation
      Certain amounts in 1997 and 1996 have been reclassified to conform to the presentation in the 1998 financial statements.

2.    Available-for-sale Investments

      The Company's debt and marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects and minority interest, recorded in the "Accumulated other comprehensive items" component of shareholders' investment. The aggregate market value, cost basis, and gross unrealized gains of short- and long-term available-for-sale investments by major security type are:

(In thousands)                                                                                        Gross
                                                                             Market        Cost  Unrealized
                                                                              Value       Basis       Gains
                                                                                                   (Losses)
------------------------------------------------------------------------ ----------- ----------- -----------

1998
Equity Securities                                                           $ 5,574     $ 6,919     $(1,345)
                                                                            =======     =======     =======

1997
Corporate Bonds                                                             $ 6,105     $ 6,091     $    14
Equity Securities                                                             2,083       2,056          27
Other                                                                           140         140           -
                                                                            -------     -------     -------

                                                                            $ 8,328     $ 8,287     $    41
                                                                            =======     =======     =======

      Long-term available-for-sale investments are included in other assets in the accompanying 1998 balance sheet. The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains recorded in the accompanying statement of income. Other income in the accompanying 1998 statement of income includes a gain of $0.7 million from the sale of an available-for-sale investment.

3.    Acquisitions

      During 1998, the Company acquired several businesses for $129.6 million in cash, net of cash acquired.
      In March 1997, the Company acquired 95% of Life Sciences International
PLC, a London Stock Exchange-listed company. Subsequently, the Company acquired the remaining shares of Life Sciences' capital stock. The aggregate purchase price for Life Sciences was approximately $442.8 million, net of $55.8 million of cash acquired. The purchase price includes the repayment of $105.0 million of Life Sciences' bank debt. Life Sciences manufactures laboratory science equipment, appliances, instruments, consumables, and reagents for the research, clinical, and industrial markets. In March 1997, to partially finance the acquisition of Life Sciences, the Company borrowed $210.0 million from Thermo
Electron pursuant to a promissory note due March 1999 (Note 6). The Company repaid $105.0 million of this promissory note in September 1997 and the remaining $105.0 million in January 1998 (Note 6).
      On November 6, 1997, Thermo Power Corporation, a majority-owned subsidiary of Thermo Electron, acquired Peek plc. Thereafter, ONIX Systems acquired from
Thermo Power the stock of three businesses comprising the Peek Measurement
Business for $19.1 million. The purchase price was determined based on the net book value of the Peek Measurement Business at November 6, 1997, a pro rata allocation of Thermo Power's total cost in excess of net assets of acquired companies recorded in connection with its acquisition of Peek plc based on the 1997 revenues of the Peek Measurement Business relative to Peek plc's total revenues, plus an estimate of Thermo Power's tax liability that arose from the sale of the business to ONIX Systems. The Peek Measurement Business manufactures flow and density measurement systems for use in the water/wastewater and oil and gas industries. The purchase price is included in due to parent company and affiliated companies in the accompanying 1997 balance sheet and was paid in 1998.

3.    Acquisitions (continued)

      During 1997, the Company made several other acquisitions for approximately
$46.2 million, net of cash acquired and including the repayment of $1.3 million of bank debt, and the issuance of subsidiary stock options valued at an aggregate $1.7 million. To partially finance 1997 acquisitions, ThermoSpectra borrowed an aggregate of $60.0 million from Thermo Electron pursuant to promissory notes due 1999 and Thermo Vision borrowed $3.8 million from Thermo
Electron pursuant to a promissory note due 2000 (Note 6).
      In March 1996, the Company completed the acquisition of a substantial portion of the businesses constituting the Scientific Instruments Division of Fisons plc (the Fisons businesses), a wholly owned subsidiary of Rhone-Poulenc
Rorer Inc. (RPR), for approximately $181.2 million, net of $7.7 million of cash acquired, and the assumption of approximately $47.2 million of indebtedness. In
December 1997, the Company and RPR negotiated a post-closing adjustment under the terms of the purchase agreement for the acquisition of the Fisons businesses pertaining to determination of the net assets of the Fisons businesses at the date of acquisition. This negotiation resulted in a refund to the Company of $36.1 million, plus $3.8 million of interest from the date of acquisition. The
Company recorded $33.1 million of the refund as a reduction of cost in excess of net assets of acquired companies. The remaining $3.0 million represented payment for uncollected accounts receivable acquired by the Company that was guaranteed by RPR. In 1996, the Company wrote off $3.5 million of acquired technology relating to this acquisition, which represents the portion of the purchase price allocated to technology in development based on estimated replacement cost. The
Fisons businesses are involved in the research, development, manufacture, and sale of analytical instruments to industrial and research laboratories worldwide.
      To finance the acquisition of the Fisons businesses, the Company used available cash in addition to borrowings from Thermo Electron (Note 6). During
1996, the Company made several other acquisitions for an aggregate $67.0 million in cash, net of cash acquired.
      These acquisitions have been accounted for using the purchase method of accounting, and their results have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $609.4 million, which is being amortized over periods not exceeding 40 years.
Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in fiscal 1998, is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates.
      Based on unaudited data, the following table presents selected financial information for the Company, Life Sciences, and the Fisons businesses, on a pro forma basis, assuming the Company, Life Sciences, and the Fisons businesses had been combined since the beginning of 1996. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

(In thousands except per share amounts)                                                    1997        1996
-----------------------------------------------------------------------  ----------- ----------- -----------

Revenues                                                                             $1,645,086  $1,637,582
Net Income                                                                              126,528     119,842
Earnings per Share:
  Basic                                                                                    1.04        1.01
  Diluted                                                                                   .95         .92

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of Life
Sciences or the Fisons businesses been made at the beginning of 1996.

      In connection with these acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. A summary of the changes in accrued acquisition expenses, which are included in other accrued expenses in the accompanying balance sheet, is:

                                                                 Abandonment
                                                                   of Excess
(In thousands)                                      Severance     Facilities          Other          Total
----------------------------------------------- -------------- -------------- -------------- --------------

Balance at December 30, 1995                         $  5,974       $  8,416       $    448       $ 14,838
  Reserves established                                 25,256          9,730          3,796         38,782
   Usage                                              (18,121)        (6,985)        (1,465)       (26,571)
  Decrease due to finalization of                      (1,872)        (3,560)        (1,243)        (6,675)
    restructuring plan, recorded as a
    decrease to cost in excess of net
    assets of acquired companies
  Currency translation adjustment                           -              -            189            189
                                                     --------       --------       --------       --------

Balance at December 28, 1996                           11,237          7,601          1,725         20,563
  Reserves established                                  9,493         11,804          3,455         24,752
   Usage                                              (12,137)        (5,153)        (1,375)       (18,665)
  Decrease due to finalization of                      (3,260)        (1,160)           (21)        (4,441)
    restructuring plan, recorded as a
    decrease to cost in excess of net
    assets of acquired companies
  Currency translation adjustment                           -              -           (243)          (243)
                                                     --------       --------       --------       --------

Balance at January 3, 1998                              5,333         13,092          3,541         21,966
  Reserves established                                  4,164          2,140            914          7,218
   Usage                                               (4,862)        (3,297)        (1,358)        (9,517)
  Decrease due to finalization of                        (829)          (253)        (2,389)        (3,471)
    restructuring plan, recorded as a
    decrease to cost in excess of net
    assets of acquired companies
  Currency translation adjustment                           -              -            307            307
                                                     --------       --------       --------       --------

Balance at January 2, 1999                           $  3,806       $ 11,682       $  1,015       $ 16,503
                                                     ========       ========       ========       ========

      Unresolved matters at January 2, 1999, primarily included completion of planned severances and consolidation of excess facilities for certain acquisitions completed during 1998.

4.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others. These plans permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under these plans are determined by the Board Committee. As of year-end 1998, only nonqualified stock options have been awarded under these plans. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. Generally, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options in the Company and its majority-owned subsidiaries to outside directors pursuant to a formula approved by the Company's shareholders. Options in the Company awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 669,000 shares at a weighted average exercise price of $29.69 per share elected to participate in this exchange and, as a result, received options to purchase 334,000 shares of Company common stock at $13.11 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.
      A summary of the Company's stock option activity is:

                                                       1998                1997                 1996
                                               -------------------  ------------------  ------------
                                                          Weighted            Weighted            Weighted
                                                           Average             Average             Average
                                                          Exercise            Exercise            Exercise
                                                             Price               Price               Price
                                                 Number              Number               Number
                                                     of                  of                   of
(Shares in thousands)                            Shares              Shares               Shares
---------------------------------------------- --------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year            4,365     $16.83    4,066     $13.98     4,026     $11.88
  Granted                                           698      13.30      727      30.24       472      27.59
  Exercised                                        (325)      9.23     (263)      9.50      (255)      7.31
  Forfeited                                        (181)     17.88     (165)     17.56      (177)     12.00
  Canceled due to exchange                         (669)     29.69        -          -         -         -
                                                  -----                ----                -----

Options Outstanding, End of Year                  3,888     $14.57    4,365     $16.83     4,066     $13.98
                                                  =====     ======    =====     ======     =====     ======

Options Exercisable                               3,886     $14.56    4,365     $16.83     4,066     $13.98
                                                  =====     ======    =====     ======     =====     ======

Options Available for Grant                       2,498               2,346                1,908
                                                  =====               =====                =====



      A summary of the status of the Company's stock options at January 2, 1999, is:

                                                                       Options Outstanding
                                                      ------------------------------------------------------
Range of Exercise Prices                                   Number             Weighted             Weighted
                                                               of              Average              Average
                                                           Shares            Remaining             Exercise
                                                   (In thousands)     Contractual Life                Price
---------------------------------------------- -------------------- ------------------- --------------------
$  6.51 - $ 12.72                                             844            4.3 years              $11.53
  12.73 -   18.93                                           2,631            6.8 years               13.34
  25.15 -   31.35                                             413            7.3 years               28.63
                                                           ------

$  6.51 - $ 31.35                                           3,888            6.3 years              $14.57
                                                            =====

      The information disclosed above for options outstanding at January 2, 1999, does not differ materially for options exercisable.

Employee Stock Purchase Program
      Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Prior to the 1998 program year, shares of the Company's and Thermo Electron's common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period and the shares purchased were subject to a six-month resale restriction. Effective
November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. No shares were issued under this program during 1998.
During 1997 and 1996, the Company issued 52,000 shares and 62,000 shares, respectively, of its common stock under this program.

Pro Forma Stock-based Compensation Expense
     In October 1995, the Financial  Accounting  Standards Board issued SFAS No.
123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after 1994 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been:

(In thousands except per share amounts)                                         1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Net Income:
  As reported                                                              $ 104,084  $ 147,258  $ 132,751
  Pro forma                                                                   96,922    143,083    129,591

Basic Earnings per Share:
  As reported                                                                    .86       1.21       1.12
  Pro forma                                                                      .80       1.18       1.09

Diluted Earnings per Share:
  As reported                                                                    .79       1.09       1.01
  Pro forma                                                                      .74       1.06        .99

      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years.
Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $3.93, $11.09, and $10.90 in 1998, 1997, and 1996, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Volatility                                                                       29%        28%        26%
Risk-free Interest Rate                                                         4.5%       5.9%       6.2%
Expected Life of Options                                                   3.8 years  5.2 years  6.2 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility.
Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plans
      The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the Thermo Electron 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense
$4.2 million, $6.0 million, and $3.7 million in 1998, 1997, and 1996, respectively.

4.    Employee Benefit Plans (continued)

Other Retirement Plans
      Certain of the Company's subsidiaries offer other retirement plans in lieu of participation in the Thermo Electron 401(k) savings plan. Company contributions to these plans are based on formulas determined by the Company.
For these plans, the Company contributed and charged to expense $7.5 million, $6.5 million, and $4.2 million in 1998, 1997, and 1996, respectively.

Defined Benefit Pension Plan
      Life Sciences International PLC has a defined benefit pension plan covering substantially all of its full-time U.K. employees.
      Net periodic benefit income included the following components:

(In thousands)                                                                            1998      1997
-------------------------------------------------------------------------------------- -------- ---------

Service Cost                                                                           $ 2,523  $  2,749
Interest Cost on Benefit Obligation                                                      3,182     3,031
Expected Return on Plan Assets                                                          (6,337)   (6,239)
                                                                                       -------  --------

                                                                                       $  (632) $   (459)
                                                                                       =======  ========

      The Company's defined benefit plan activity is:

(In thousands)                                                                           1998        1997
---------------------------------------------------------------------------------- ----------- -----------

Change in Benefit Obligation:
  Benefit obligation, beginning of year                                              $ 45,890    $ 38,086
  Service cost                                                                          2,523       2,749
  Interest cost                                                                         3,182       3,031
  Benefits paid                                                                        (1,271)     (1,343)
  Actuarial loss                                                                        6,909       3,777
  Currency translation adjustment                                                         673        (410)
                                                                                     --------    --------

  Benefit obligation, end of year                                                      57,906      45,890
                                                                                     --------    --------

Change in Plan Assets:
  Fair value of plan assets, beginning of year                                         63,707      56,273
  Actual return on plan assets                                                         10,857       9,408
  Benefits paid                                                                        (1,271)     (1,343)
  Currency translation adjustment                                                         886        (631)
                                                                                      -------    --------

  Fair value of plan assets, end of year                                               74,179      63,707
                                                                                      -------    --------

Funded Status                                                                          16,273      17,817
Unrecognized Net Actuarial (Gain) Loss                                                  2,233        (172)
                                                                                     --------    --------

Prepaid Pension Costs                                                                $ 18,506    $ 17,645
                                                                                     ========    ========

4.    Employee Benefit Plans (continued)

      Significant actuarial assumptions used to determine the net periodic pension cost were:

                                                                                          1998       1997
-------------------------------------------------------------------------- ---------- --------- ----------

Discount Rate                                                                               7%      8.25%
Rate of Increase in Salary Levels                                                         6.5%         8%
Expected Long-term Rate of Return on Assets                                                10%        10%

5.    Income Taxes

      The components of income before provision for income taxes, minority interest, and extraordinary item are:

(In thousands)                                                                   1998      1997       1996
--------------------------------------------------------------------------- ---------- --------- ----------

Domestic                                                                    $ 119,584  $186,133  $ 143,377
Foreign                                                                        74,332    61,884     46,546
                                                                            ---------  --------  ---------

                                                                            $ 193,916  $248,017  $ 189,923
                                                                            =========  ========  =========

      The components of the provision for income taxes are:

(In thousands)                                                                   1998      1997       1996
--------------------------------------------------------------------------- ---------- --------- ----------

Currently Payable:
  Federal                                                                   $  35,085  $ 47,121  $  29,593
  State                                                                         6,263     8,154      6,978
  Foreign                                                                      30,775    26,242     27,100
                                                                            ---------  --------  ---------

                                                                               72,123    81,517     63,671
                                                                            ---------  --------  ---------

Net Deferred (Prepaid):
  Federal                                                                       2,721     3,860     (5,553)
  State                                                                           304       819     (1,178)
  Foreign                                                                        (474)    1,917     (5,213)
                                                                            ---------  --------  ---------

                                                                                2,551     6,596    (11,944)
                                                                            ---------  --------  ---------

                                                                            $  74,674  $ 88,113  $  51,727
                                                                            =========  ========  =========

      The Company and its majority-owned subsidiaries receive a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $1.5 million, $1.6 million, and $2.0 million of such benefits of the Company and its majority-owned subsidiaries that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity

5.    Income Taxes (continued)

transactions, in 1998, 1997, and 1996, respectively. The provision for income taxes that is currently payable does not reflect $4.4 million, $2.4 million, and $4.7 million of tax benefits used to reduce cost in excess of net assets of acquired companies in 1998, 1997, and 1996, respectively.
      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes, minority interest, and extraordinary item due to:

(In thousands)                                                                  1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Provision for Income Taxes at Statutory Rate                               $  67,871  $  86,806  $  66,473
Increases (Decreases) Resulting from:
  Gain on issuance of stock by subsidiaries                                   (6,504)   (16,241)   (25,100)
  Foreign tax rate and tax loss differential                                   4,285      6,500      5,596
  State income taxes, net of federal tax                                       4,269      5,832      3,770
  Amortization of cost in excess of net assets of acquired                     5,344      4,492      2,445
   companies
  Tax benefit of foreign sales corporation                                    (2,606)    (2,517)    (2,102)
  Other, net                                                                   2,015      3,241        645
                                                                           ---------  ---------  ---------

                                                                           $  74,674  $  88,113  $  51,727
                                                                           =========  =========  =========

      Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of:

(In thousands)                                                                             1998       1997
------------------------------------------------------------------------------------- ---------- ----------

Prepaid Income Taxes:
  Tax loss carryforwards                                                              $  51,563  $  43,559
  Inventory basis difference                                                             22,557     13,109
  Reserves and accruals                                                                  27,192     33,717
  Accrued compensation                                                                    7,733      5,306
  Allowance for doubtful accounts                                                         4,358      2,459
                                                                                      ---------  ---------

                                                                                        113,403     98,150
  Less:  Valuation Allowance                                                             51,563     43,235
                                                                                      ---------  ---------

                                                                                      $  61,840  $  54,915
                                                                                      =========  =========

Deferred Income Taxes:
  Depreciation                                                                        $  17,631  $  24,928
  Intangible assets                                                                       7,840      5,502
  Other, net                                                                              3,807          -
                                                                                      ---------  ---------

                                                                                      $  29,278  $  30,430
                                                                                      =========  =========


5.    Income Taxes (continued)

      The valuation allowance relates to uncertainty surrounding the realization of certain tax assets, including $129.1 million of foreign tax loss carryforwards and $6.8 million of certain federal tax loss carryforwards in 1998, the realization of which is limited to the future income of certain subsidiaries. Of the $129.1 million of foreign tax loss carryforwards, approximately $68 million expire from 1999 through 2006 and the remainder do not expire. The federal tax loss carryforwards expire from 1999 through 2012. Any tax benefit resulting from the use of acquired loss carryforwards will be used to reduce cost in excess of net assets of acquired companies. The increase in the valuation allowance results primarily from the increase in foreign net operating loss carryforwards.
      The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in the common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.
      A provision has not been made for U.S. or additional foreign taxes on approximately $192 million of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

6.    Short- and Long-term Obligations

Short-term Obligations
      Notes payable and current maturities of long-term obligations in the accompanying balance sheet includes $59.4 million and $58.8 million of bank borrowings at several of the Company's foreign subsidiaries at year-end 1998 and 1997, respectively. Unused lines of credit were $168.9 million at year-end 1998.
Borrowings under lines of credit are generally guaranteed by Thermo Electron.
      In addition, the Company's Netherlands-based subsidiaries have an agreement with a wholly owned subsidiary of Thermo Electron under which the subsidiaries can borrow funds that bear interest at a rate based on Netherlands market rates, set at the beginning of each month. At year-end 1998, the Company had borrowings under this agreement of $6.1 million, which are included in notes payable and current maturities of long-term obligations in the accompanying balance sheet.
      The weighted average interest rate for these borrowings was 3.48% and 4.80% at year-end 1998 and 1997, respectively.
      In June 1997, to finance the repayment of Life Sciences' debt, the Company borrowed $115.0 million from Thermo Electron, which was repaid in September
1997.

6.    Short- and Long-term Obligations (continued)

Long-term Obligations

(In thousands except per share amounts)                                                     1998      1997
-------------------------------------------------------------------------------------- ---------- ---------

3 3/4% Senior Convertible Note to Parent Company, Due 2000, Convertible                $ 140,000  $140,000
  at $13.55 Per Share
3 3/4% Senior Convertible Debentures, Due 2000, Convertible at $13.55 Per                 14,542    15,324
  Share
4 1/2% Senior Convertible Debentures, Due 2003, Convertible at $34.46 Per                172,500   172,500
  Share
4% Subordinated Convertible Debentures, Due 2005, Convertible at $35.65 Per              250,000         -
  Share (b)
5% Subordinated Convertible Debentures, Due 2000, Convertible Into Shares of              67,931    80,591
  ThermoQuest at $16.50 Per Share
5% Subordinated Convertible Debentures, Due 2000, Convertible Into Shares of              71,505    79,956
  Thermo Optek at $13.94 Per Share
10.23% Mortgage Loan Secured by Property With a Net Book Value of $14,863,                 7,319     8,343
  Payable in Monthly Installments With Final Payments in 2004
Promissory Note to Parent Company (a) (b)                                                      -   105,000
Promissory Notes to Parent Company From ThermoSpectra, Due 1999 (a)                       60,000    60,000
Promissory Note to Parent Company From Thermo Vision, Due 2000 (a)                         3,800     3,800
Promissory Notes to Parent Company From Thermo Optek and ThermoSpectra,                        -    55,000
  Due August 1998 (a)
Other                                                                                     21,179    10,101
                                                                                       ---------  --------

                                                                                         808,776   730,615
Less:  Current Maturities of Long-term Obligations                                        65,333    57,421
                                                                                       ---------  --------

                                                                                       $ 743,443  $673,194
                                                                                       =========  ========

(a) Bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The interest rate for the notes outstanding at year-end 1998 and 1997 was 5.36% and 5.76%, respectively.
(b) The Company used a portion of the proceeds from the 4% subordinated convertible debentures to repay the $105.0 million promissory note to Thermo
    Electron. The $105.0 million promissory note was classified as long-term in the accompanying 1997 balance sheet, as its repayment was made using the proceeds of debt with a maturity beyond one year.

      The senior convertible debentures are guaranteed on a senior basis by Thermo Electron. The 4% subordinated convertible debentures of the Company and the 5% subordinated convertible debentures of ThermoQuest and Thermo Optek are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
      In lieu of issuing all or a portion of the Company's common stock upon conversion of the 3 3/4% senior convertible debentures due 2000, the Company has the option to pay holders of the debentures cash equal to the weighted average market price of the Company's common stock on the last trading date prior to conversion.
      The annual requirements for long-term obligations as of January 2, 1999, are $65.3 million in 1999; $302.6 million in 2000; $4.7 million in 2001; $4.7 million in 2002; $177.2 million 2003; and $254.3 million in 2004 and thereafter.
Total future requirements of long-term obligations are $808.8 million.

6.    Short- and Long-term Obligations (continued)

      During 1998, 1997, and 1996, convertible obligations of $7.6 million, $38.9 million, and $67.6 million, respectively, were converted into common stock of the Company or its subsidiaries.
      During 1998, Thermo Optek and ThermoQuest repurchased a total of $14.3 million principal amount of their subordinated convertible debentures for $13.3 million in cash, resulting in an extraordinary gain of $0.5 million, net of taxes and minority interest of $0.4 million. The extraordinary gain recorded by the Company did not affect the reported amounts of 1998 basic and diluted earnings per share.
      See Note 12 for the fair value information pertaining to the Company's long-term obligations.

7.    Commitments and Contingencies

Operating Leases
      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $32.4 million, $28.2 million, and $21.1 million in 1998, 1997, and 1996, respectively. Future minimum payments due under noncancelable operating leases at January 2, 1999, are $25.0 million in 1999; $21.0 million in 2000; $16.6 million in 2001; $13.5 million in 2002; $11.9 million in 2003; and $31.5 million in 2004 and thereafter. Total future minimum lease payments are $119.5 million.

Contingencies
      ThermoQuest's Finnigan subsidiary has filed complaints against Bruker-Franzen Analytik GmbH and its U.S. affiliate, and Hewlett-Packard
Company, for alleged violation of two U.S. patents owned by Finnigan pertaining to methods used in ion-trap mass spectrometers. One of Finnigan's complaints was filed in United States District Court and the other was filed with the United
States International Trade Commission (ITC). In April 1998, the ITC determined that the defendants did not engage in unfair practices in U.S. import trade with respect to the Finnigan patents, and that the Finnigan patents are invalid and/or not infringed. Finnigan has appealed the ITC's determination with respect to one of its patents to the United States Court of Appeals for the Federal
Circuit (CAFC). The CAFC heard arguments in the appeal on March 4, 1999. Bruker has presented counterclaims alleging that the Finnigan patents are invalid and unenforceable and are not infringed by the mass spectrometers co-marketed by Bruker. They also allege that Finnigan has violated antitrust laws by attempting to maintain a monopoly position and restrain trade through enforcement of allegedly fraudulently obtained patents. Bruker has asked for judgment consistent with its counterclaims, and for three times the antitrust damages
(including attorney's fees) it has sustained.
      Although the Company intends to vigorously defend this matter, there can be no assurance as to its outcome. In the opinion of management, while an unfavorable resolution of this matter could materially affect the Company's results of operations and cash flows in a particular quarter or year, any such resolution would not have a material adverse effect on the Company's financial position.
      The Company is also contingently liable with respect to certain other lawsuits and matters which, in the opinion of management, will not have a material effect upon the financial position of the Company or its results of operations.

Letters of Credit
      Outstanding letters of credit, principally related to performance bond obligations, totaled $36.5 million at January 2, 1999.

8.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged
$13.3 million, $15.9 million, and $12.1 million in 1998, 1997, and 1996, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate service agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the
Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Repurchase Agreements
      The Company invests excess cash in repurchase agreements and a notional pool arrangement with Thermo Electron as discussed in Note 1.

Short- and Long-term Obligations
      See Note 6 for short- and long-term obligations of the Company held by Thermo Electron.

9.    Common Stock

      At January 2, 1999, the Company had reserved 30,254,000 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's convertible obligations.

10.   Issuance of Stock by Subsidiaries

      Gain on issuance of stock by subsidiaries in the accompanying statement of income results from the following transactions:

1998
      Sale of 2,450,000 shares of Thermo BioAnalysis common stock in a public offering at $18.125 per share for net proceeds of $41.5 million resulted in a gain of $5.9 million. In addition, in the same offering, Thermo BioAnalysis sold
1,000,000 shares of its common stock to Thermo Electron for proceeds, net of commissions, of $17.5 million, for which no gain was recognized.
      Sale of 3,300,000 shares of ONIX Systems common stock in an initial public offering at $14.50 per share for net proceeds of $43.7 million resulted in a gain of $10.0 million.
      Conversion of $1.8 million of Thermo Optek 5% subordinated convertible debentures, convertible at $13.94 per share, into 127,646 shares of Thermo Optek common stock resulted in a gain of $0.9 million.
      Conversion of $4.0 million of ThermoQuest 5% subordinated convertible debentures, convertible at $16.50 per share, into 239,393 shares of ThermoQuest common stock resulted in a gain of $1.8 million.

10.   Issuance of Stock by Subsidiaries (continued)

1997
      Sale of 1,768,500 shares of ThermoQuest common stock at $15.00 per share for net proceeds of $24.8 million and conversion of $15.7 million of ThermoQuest
5% subordinated convertible debentures, convertible at $16.50 per share, into
949,027 shares of ThermoQuest common stock resulted in gains of $12.0 million and $7.8 million, respectively.
      Initial public offering of 2,300,000 shares of Metrika Systems common stock at $15.50 per share for net proceeds of $32.5 million resulted in a gain of $13.2 million.
      Private placements of 1,639,640 shares of ONIX Systems common stock at
$14.25 per share for net proceeds of $22.0 million resulted in a gain of $7.9 million.
      Conversion of $13.1 million and $3.2 million of Thermo Optek 5%
subordinated convertible debentures, convertible at $14.85 per share and $13.94 per share, respectively, into 1,111,316 shares of Thermo Optek common stock resulted in a gain of $3.2 million.
      Initial public offering of 1,139,491 shares of Thermo Vision common stock at $7.50 per share for net proceeds of $7.0 million resulted in a gain of $2.3 million.

1996
      Initial public offering of 3,450,000 shares of ThermoQuest common stock at
$15.00 per share for net proceeds of $47.8 million resulted in a gain of $27.2 million.
      Initial public offering of 3,450,000 shares of Thermo Optek common stock at $13.50 per share for net proceeds of $42.9 million resulted in a gain of
$25.1 million.
      Initial public offering of 1,670,000 shares of Thermo BioAnalysis common stock at $14.00 per share for net proceeds of $20.8 million resulted in a gain of $9.8 million.
      Private placement of 967,828 shares of Metrika Systems common stock at
$15.00 per share for net proceeds of $13.5 million resulted in a gain of $9.6 million.
      The Company's ownership percentages of its majority-owned subsidiaries at year end were:

                                                                                1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

ThermoSpectra                                                                    82%        77%        72%
ThermoQuest                                                                      89%        88%        93%
Thermo Optek                                                                     93%        91%        93%
Thermo BioAnalysis                                                               62%        70%        67%
Metrika Systems                                                                  67%        60%        84%
Thermo Vision (a)                                                                78%        78%        93%
ONIX Systems                                                                     80%        87%       100%

(a) Thermo Vision was a wholly owned subsidiary of Thermo Optek until December
    1997, when Thermo Optek distributed to its shareholders 100% of the common stock of Thermo Vision in the form of a dividend.

11.   Restructuring and Nonrecurring (Income) Expense, Net

      During 1998, the Company and its subsidiaries recorded restructuring and related costs and other nonrecurring costs of $31.8 million, including restructuring costs of $21.6 million, an inventory write-down of $8.6 million, and other nonrecurring costs of $1.6 million.
      Restructuring costs of $21.6 million, which were accounted for in accordance with EITF 94-3, consist of $16.2 million related to severance costs for approximately 780 employees across all functions, $4.2 million related primarily to facility-closing costs, $0.8 million for the write-off of cost in excess of net assets of acquired companies for a business that was closed, and $0.4 million related to the loss on the sale of a division. The charge for facility-closing costs includes $2.0 million for write-downs of related fixed assets. In addition, the Company recorded $8.6 million of inventory write-downs, included in cost of revenues in the accompanying statement of income, related to discontinuing certain product lines and increased excess and obsolescence reserves associated with lower product demand.
      In connection with these actions, the Company expects to incur additional costs in early 1999 totaling $2.4 million, for costs not permitted as charges in 1998, pursuant to EITF No. 94-3. These costs primarily include costs for certain employee relocation, moving, and related costs.
      The Company expects to complete the implementation of its restructuring plan in 1999. As of year-end 1998, the Company had terminated approximately 500 employees and had expended $7.4 million of the established reserves. The remaining liability for severance and facility-closing costs of $11.2 million, as adjusted for the impact of currency translation, is included in other accrued expenses in the accompanying 1998 balance sheet.
      In December 1996, five former employees of the Company's Epsilon
Industrial, Inc. subsidiary sought damages in an arbitration proceeding for alleged breaches of agreements entered into with such employees prior to Epsilon's acquisition by the Company. The arbitrators rendered a decision with respect to such claims during 1998 and the Company recorded $1.6 million of nonrecurring costs related to the resolution of this matter.
      Nonrecurring income, net in 1997 reflects a gain of $2.2 million recognized by ThermoSpectra on the sale of its Linac business for $5.0 million in cash and $2.1 million in equity securities, offset in part by a $0.9 million charge incurred by ThermoSpectra, primarily related to severance expense for 40 employees terminated during the year.
      Nonrecurring expense in 1996 reflects the write-off of in-process technology relating to the acquisition of the Fisons businesses (Note 3).

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


      The carrying amounts and fair value of the Company's long-term obligations and off-balance-sheet financial instruments are:

                                                                        1998                  1997
                                                               --------------------  ----------------------
                                                                Carrying       Fair   Carrying        Fair
(In thousands)                                                    Amount      Value     Amount       Value
-------------------------------------------------------------- ---------- ---------- ---------- -----------

Long-term Obligations:
  Convertible obligations                                       $716,478   $668,978   $488,371   $ 767,769
  Other                                                           26,965     29,440    184,823     186,653
                                                                --------   --------   --------   ---------

                                                                $743,443   $698,418   $673,194   $ 954,422
                                                                ========   ========   ========   =========

Off-balance-sheet Financial Instruments:
  Forward exchange contracts receivable (payable)                         $    (828)             $     923

      The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year-ends.
      The notional amounts of forward foreign exchange contracts outstanding totaled $28.4 million and $33.1 million at year-end 1998 and 1997, respectively.
The fair value of such contracts is the estimated amount that the Company would receive or pay if it were to terminate the contracts, taking into account the change in foreign exchange rates.

13.   Business Segment and Geographical Data

      The Company's businesses operate in four instrumentation segments:
Analytical, Life Sciences, Process Control, and Industrial. The Analytical segment, which includes Thermo Optek (excluding Thermo Vision for the periods prior to its December 1997 spinout) and ThermoQuest, develops and manufactures analytical instruments that are used in the quantitative and qualitative analysis of elements and molecular compounds in gases, liquids, and solids. The
Life Sciences segment includes Thermo BioAnalysis (excluding its Eberline Heath
Physics business for periods prior to July 1998, when Thermo BioAnalysis contributed this business to a joint venture in the Industrial segment). This segment develops, manufactures, and markets a broad range of products, including biomolecular instruments and consumables, clinical laboratory equipment and supplies, rapid point-of-care diagnostic test kits, and laboratory information-management systems used in biochemical research, clinical diagnosis, and pharmaceutical production. The Process Control segment, consisting of Metrika Systems and ONIX Systems, specializes in on-line instruments that measure and control products such as oil, gas, chemicals, raw materials, and finished goods throughout a variety of industrial processes. The Industrial segment, which generally includes Thermo Vision, ThermoSpectra, and the Company's wholly owned subsidiaries, provides components and systems for applications such as test and measurement, environmental and nuclear monitoring, and imaging and inspection.

13.   Business Segment and Geographical Data (continued)

(In thousands)                                                                 1998        1997        1996
------------------------------------------------------------------------ ----------- ----------- -----------

Business Segment Information
Revenues:
  Analytical                                                             $  874,704  $  906,863  $  724,276
  Life Sciences                                                             219,949     185,415      56,840
  Process Control                                                           223,682     178,239     147,363
  Industrial                                                                359,076     344,963     283,503
  Intersegment sales eliminations (a)                                       (17,430)    (23,166)     (2,620)
                                                                         ----------  ----------  ----------

                                                                         $1,659,981  $1,592,314  $1,209,362
                                                                         ==========  ==========  ==========

Income Before Provision for Income Taxes, Minority Interest,
and   Extraordinary Item:
  Analytical                                                             $  127,883  $  147,469  $   93,764
  Life Sciences                                                              19,677      20,654        (774)
  Process Control                                                            20,409      23,092      15,199
  Industrial                                                                 18,625      29,158      21,484
  Corporate (b)                                                              (1,174)     (1,119)     (3,030)
                                                                         ----------  ----------  ----------

  Total operating income                                                    185,420     219,254     126,643
  Interest and other income, net                                              8,496      28,763      63,280
                                                                         ----------  ----------  ----------

                                                                         $  193,916  $  248,017  $  189,923
                                                                         ==========  ==========  ==========

Total Assets:
  Analytical                                                             $1,200,259  $1,170,893  $1,122,600
  Life Sciences                                                             395,394     314,236     112,747
  Process Control                                                           286,021     262,661     170,831
  Industrial                                                                490,554     456,930     320,464
  Corporate (c)                                                             193,546     146,433     197,758
                                                                         ----------  ----------  ----------

                                                                         $2,565,774  $2,351,153  $1,924,400
                                                                         ==========  ==========  ==========

Depreciation and Amortization:
  Analytical                                                             $  30,289  $   29,970  $   23,514
  Life Sciences                                                             10,707       8,758       2,379
  Process Control                                                            6,147       4,588       4,198
  Industrial                                                                14,218      11,586       9,784
  Corporate                                                                     68          91       4,358
                                                                         ---------  ----------  ----------

                                                                         $  61,429  $   54,993  $   44,233
                                                                         =========  ==========  ==========

13.   Business Segment and Geographical Data (continued)

(In thousands)                                                                1998        1997        1996
------------------------------------------------------------------------ ---------- ----------- -----------

Capital Expenditures:
  Analytical                                                             $  15,301  $   11,979  $    9,143
  Life Sciences                                                              7,607       4,317       1,287
  Process Control                                                            2,201       2,610       2,148
  Industrial                                                                 5,773      10,259       6,386
  Corporate                                                                     20          33         170
                                                                         ---------  ----------  ----------

                                                                         $  30,902  $   29,198  $   19,134
                                                                         =========  ==========  ==========

Geographical Information
Revenues (d):
  United States                                                          $1,067,995 $1,010,964  $  688,865
  England                                                                  281,431     296,570     227,375
  Germany                                                                  176,584     172,696     182,958
  Other                                                                    400,035     380,179     326,600
  Transfers among geographical areas (a)                                  (266,064)   (268,095)   (216,436)
                                                                         ---------  ----------  ----------

                                                                         $1,659,981 $1,592,314  $1,209,362
                                                                         ==========  ==========  ==========

Long-lived Assets (e):
  United States                                                          $ 145,981  $  146,978  $  107,220
  England                                                                   19,814      23,444      23,861
  Germany                                                                   24,197      23,264      29,701
  Other                                                                     34,942      30,142      25,508
                                                                         ---------  ----------  ----------

                                                                         $ 224,934  $  223,828  $  186,290
                                                                         =========  ==========  ==========

Export Revenues Included in United States Revenues Above (f)             $ 342,796  $  334,853  $  253,705
                                                                         =========  ==========  ==========

(a) Intersegment sales and transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(b) Primarily corporate general and administrative expenses.
(c) Primarily cash, cash equivalents, and available-for-sale investments.
(d) Revenues are attributed to countries based on selling location.
(e) Includes property, plant, and equipment, net and other long-term tangible assets.
(f) In general, export revenues are denominated in U.S. dollars.

14.   Comprehensive Income

      During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items," which represents certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments and unrealized net of tax gains and losses on available-for-sale investments.
      Accumulated other comprehensive items in the accompanying balance sheet consists of:

(In thousands)                                                                             1998       1997
------------------------------------------------------------------------------------- ---------- ----------

Cumulative Translation Adjustment                                                     $ (10,340) $ (33,257)
Net Unrealized Gains (Losses) on Available-for-sale Investments                            (874)        36
                                                                                      ---------  ---------

                                                                                      $ (11,214) $ (33,221)
                                                                                      =========  =========

      Unrealized gains (losses) on available-for-sale investments, which is also a component of other comprehensive items in the accompanying statement of comprehensive income and shareholders' investment, includes:

(In thousands)                                                                  1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Unrealized Holding Gains (Losses) Arising During the Year (net             $    (454) $      22  $      14
  of income tax (provision) benefit of $219, $3, and $(8))
Reclassification Adjustment for Gains Included in Net Income                    (456)         -          -
  (net of income tax provision of $257 in 1998)
                                                                           ---------  ---------  ---------

Net Unrealized Gains (Losses) (net of income tax (provision)               $    (910) $      22  $      14
  benefit of $476, $3, and $(8))
                                                                           =========  =========  =========



15.   Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                          1998      1997       1996
--------------------------------------------------------------------------- ---------- --------- ----------

Basic
Net Income                                                                  $ 104,084  $147,258  $ 132,751
                                                                            ---------  --------  ---------

Weighted Average Shares                                                       120,975   121,548    118,857
                                                                            ---------  --------  ---------

Basic Earnings per Share                                                    $     .86  $   1.21  $    1.12
                                                                            =========  ========  =========

Diluted
Net Income                                                                  $ 104,084  $147,258  $ 132,751
Effect of:
  Convertible obligations                                                       3,423     8,089      5,288
  Majority-owned subsidiaries' dilutive securities                             (2,343)   (2,839)      (922)
                                                                            ---------  --------  ---------

Income Available to Common Shareholders, as Adjusted                        $ 105,164  $152,508  $ 137,117
                                                                            ---------  --------  ---------

Weighted Average Shares                                                       120,975   121,548    118,857
Effect of:
  Convertible obligations                                                      11,422    16,713     15,292
  Stock options                                                                   706     1,154      1,202
                                                                            ---------  --------  ---------

Weighted Average Shares, as Adjusted                                          133,103   139,415    135,351
                                                                            ---------  --------  ---------

Diluted Earnings per Share                                                  $     .79  $   1.09  $    1.01
                                                                            =========  ========  =========

      The computation of diluted earnings per share for 1998 excludes the effect of assuming the conversion of the Company's $172.5 million principal amount 4
1/2% senior convertible debentures, convertible at $34.46 per share, and $250.0 million principal amount 4% subordinated convertible debentures, convertible at $35.65 per share, because the effect would be antidilutive.
      In addition, the computation of diluted earnings per share for 1998 excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of January 2, 1999, there were 3,044,000 of such options outstanding, with exercise prices ranging from $12.91 to $31.35 per share.
      The extraordinary gain recorded by the Company in 1998 (Note 6) did not affect the reported amounts of 1998 basic and diluted earnings per share.

16.   Unaudited Quarterly Information

(In thousands except per share amounts)

1998                                                                First     Second      Third     Fourth
---------------------------------------------------------------- --------- ---------- ---------- ----------

Revenues                                                         $407,943   $395,392   $407,010   $449,636
Gross Profit                                                      193,734    190,717    176,776    209,179
Income Before Extraordinary Item                                   37,855     37,596      2,882     25,232
Net Income (a)                                                     37,855     37,596      3,077     25,556
Earnings per Share (a):
  Basic                                                               .31        .31        .03        .21
  Diluted                                                             .28        .28        .03        .20

1997                                                                First     Second      Third     Fourth
---------------------------------------------------------------- --------- ---------- ---------- ----------

Revenues                                                         $329,120   $405,235   $403,900   $454,059
Gross Profit                                                      155,672    194,741    188,901    210,991
Net Income                                                         33,587     37,219     37,273     39,179
Earnings per Share:
  Basic                                                               .28        .31        .31        .32
  Diluted                                                             .25        .28        .28        .29

(a) Reflects an extraordinary item of $0.2 million and $0.3 million in the third quarter and fourth quarter, respectively, net of taxes and minority interest. The extraordinary item increased diluted earnings per share by $.01 in the fourth quarter.

17.   Proposed Reorganization

      During 1998, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. As part of this reorganization, ThermoSpectra may be taken private. The public shareholders of ThermoSpectra would receive cash in exchange for their shares of common stock of ThermoSpectra. The completion of this transaction is subject to numerous conditions, including the establishment of prices; confirmation of anticipated tax consequences; the approval of the boards of directors (including the independent directors) of ThermoSpectra and the Company; the negotiation and execution of a definitive agreement; the receipt of a fairness opinion from an investment banking firm on certain financial aspects of the transaction; and clearance by the Securities and Exchange Commission of any necessary documents regarding the proposed transaction. This transaction may not occur if the applicable conditions described above are not satisfied.

18.   Subsequent Event

      On February 22, 1999, the Company declared unconditional in all respects its cash tender offer for all outstanding shares of Spectra-Physics AB, a Stockholm Stock Exchange-listed company, for 160 Swedish krona per share
(approximately $20 per share). As of that date, the Company had acquired or received acceptances representing approximately 98% of the Spectra-Physics shares outstanding. There are approximately 17.6 million Spectra-Physics shares outstanding. The aggregate cost for Spectra-Physics will total approximately
$355 million. Payment was made for all shares as to which acceptances had been received by March 1, 1999. To finance this acquisition, the Company used a combination of available cash and $200.0 million of borrowings from Thermo
Electron, pursuant to a promissory note due August 1999. The promissory note bears interest at a variable commercial paper-based rate, which is initially
5.03%. The acquisition will be accounted for using the purchase method of accounting and its results will be included in the Company's results from the date of acquisition. Spectra-Physics manufactures a wide range of laser-based instrumentation systems, primarily for the process-control, industrial measurement, construction, research, commercial, and government markets.
Spectra-Physics had revenues of approximately $442 million in 1998, with operations throughout North America and Europe, and a presence in the Pacific
Rim.


                    Report of Independent Public Accountants
To the Shareholders and Board of Directors of Thermo Instrument Systems Inc.:

      We have audited the accompanying consolidated balance sheet of Thermo
Instrument Systems Inc. (a Delaware corporation and 85%-owned subsidiary of
Thermo Electron Corporation) and subsidiaries as of January 2, 1999, and January
3, 1998, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo
Instrument Systems Inc. and subsidiaries as of January 2, 1999, and January 3,
1998, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.



                                                            Arthur Andersen LLP



Boston, Massachusetts
February 16, 1999 (except with respect to the matter discussed in Note 18, as to which the date is March 1, 1999)


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

Overview

      Thermo Instrument Systems Inc. (the Company) is a worldwide leader in the development, manufacture, and marketing of measurement instruments used to monitor, collect, and analyze information. These systems are used for multiple applications in a range of industries, including industrial processing, food and beverage production, life sciences research, and medical diagnostics.
      The Company's businesses operate in four instrumentation segments:
Analytical, Life Sciences, Process Control, and Industrial. The Analytical segment, which includes the Company's Thermo Optek Corporation (excluding Thermo
Vision Corporation for the periods prior to its December 1997 spinout) and ThermoQuest Corporation subsidiaries, develops and manufactures analytical instruments that are used in the quantitative and qualitative analysis of elements and molecular compounds in gases, liquids, and solids. The Life
Sciences segment includes Thermo BioAnalysis Corporation (excluding its Eberline
Health Physics business for periods prior to July 1998, when it contributed this business to a joint venture in the Industrial segment). This segment develops, manufactures, and markets a broad range of products, including biomolecular instruments and consumables, clinical laboratory equipment and supplies, rapid point-of-care diagnostic test kits, and laboratory information-management systems used in biochemical research, clinical diagnosis, and pharmaceutical production. The Process Control segment, consisting of the Company's Metrika
Systems Corporation and ONIX Systems Inc. subsidiaries, specializes in on-line instruments that measure and control products such as oil, gas, chemicals, raw materials, and finished goods throughout a variety of industrial processes. The
Industrial segment, which generally includes the Company's Thermo Vision, ThermoSpectra Corporation, and wholly owned subsidiaries, provides components and systems for applications such as test and measurement, environmental and nuclear monitoring, and imaging and inspection.
      International sales account for a significant portion of the Company's total revenues. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations.
Where appropriate, the Company uses short-term forward foreign exchange contracts to reduce its exposure to currency fluctuations (Note 12).

Results of Operations

1998 Compared With 1997
      Revenues increased $67.7 million to $1,660.0 million in 1998 from $1,592.3 million in 1997, primarily due to acquisitions. Revenues increased $156.6 million due to 1998 acquisitions and the inclusion of revenues from 1997 acquisitions for the full year. The increase in revenues was offset in part by a decrease of $12.7 million due to the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates. Excluding the impact of acquisitions and currency translation, revenues decreased $76.2 million.
      Analytical segment revenues decreased to $874.7 million in 1998 from $906.9 million in 1997. Revenues decreased $6.7 million due to the unfavorable effects of currency translation. Revenues from existing operations

1998 Compared With 1997 (continued)
decreased primarily as a result of lower sales to customers in Asia due to unstable economic conditions in that region and, to a lesser extent, due to lower sales to customers in the semiconductor industry. These decreases were offset in part by the inclusion of $36.2 million of revenues from acquisitions.
      Life Sciences segment revenues increased to $219.9 million in 1998 from $185.4 million in 1997, primarily due to the inclusion of $34.8 million from acquisitions.
      Process Control segment revenues increased to $223.7 million in 1998 from $178.2 million in 1997, primarily due to the inclusion of $47.8 million from acquisitions.
      Industrial segment revenues increased to $359.1 million in 1998 from $345.0 million in 1997. An increase in revenues of $37.8 million from acquisitions was offset in part by lower revenues at existing businesses and a decrease of $5.4 million due to the unfavorable effects of currency translation.
Revenues from existing operations decreased primarily at ThermoSpectra, due to a downturn in the semiconductor industry and lower sales to customers overseas.
      The Company's backlog decreased $15.4 million during 1998 to $283.5 million. Backlog decreased primarily in the Industrial and Analytical segments, principally as a result of the slowdown in the semiconductor and related industries and a decrease in demand in Asia. In addition, Process Control segment revenues in the first half of 1999 are expected to be adversely impacted by a decrease in capital spending in the oil and gas and cement industries and increased competition resulting from the entry of new competitors into the raw-material marketplace.
      The gross profit margin decreased to 46% in 1998 from 47% in 1997, primarily due to inventory write-downs of $8.6 million recorded in 1998 for discontinued product lines and excess inventories caused by lower product demand
(Note 11). The 1997 period included an adjustment to expense of $3.6 million relating to the sale of inventories revalued at the time of the acquisition of Life Sciences International PLC and an inventory write-down in the Industrial segment.
      Selling, general, and administrative expenses as a percentage of revenues was unchanged at 27% in 1998 and 1997. Research and development expenses increased to $113.9 million in 1998 from $107.6 million in 1997, primarily due to the inclusion of expenses at acquired businesses.
      In addition to the inventory write-downs discussed above, the Company recorded restructuring and nonrecurring costs of $23.2 million in 1998 (Note
11). The Company recorded $21.6 million of restructuring costs, including $16.2 million of severance costs for approximately 780 employees across all functions, $4.2 million for facility-closing costs, $0.8 million for the write-off of cost in excess of net assets of acquired companies for a business that was closed, and $0.4 million for the loss on the sale of a division. The Company expects to complete the implementation of its restructuring plan in 1999. In connection with these actions, the Company expects to incur an additional $2.4 million of costs in early 1999, primarily for employee relocation, moving, and related costs. The Company also recorded $1.6 million of nonrecurring costs relating to the resolution of an arbitration proceeding. In 1997, the Industrial segment recognized a gain of $2.2 million on the sale of ThermoSpectra's Linac business, which was offset in part by a charge by ThermoSpectra of $0.9 million for severance costs for employees terminated during 1997 (Note 11).
      Interest income increased to $33.5 million in 1998 from $28.3 million in 1997. This increase was primarily due to interest income earned on invested proceeds from the Company's January 1998 issuance of $250.0 million principal amount of 4% subordinated convertible debentures, offset in part by the use of a portion of the proceeds to repay a $105.0 million promissory note to Thermo
Electron Corporation (Note 6). To a lesser extent, interest income increased due to higher average invested balances as a result of the sale of common stock by the Company's subsidiaries in 1998 and 1997.
      Interest expense was relatively unchanged at $45.5 million in 1998 and $45.9 million in 1997. Increased interest expense due to the issuance of an aggregate $428.8 million of promissory notes to Thermo Electron in 1997 in connection with acquisitions and the Company's January 1998 issuance of 4% subordinated convertible debentures

1998 Compared With 1997 (continued)
(Note 6) was offset in part by the repayment of certain promissory notes to Thermo Electron issued in connection with acquisitions, and, to a lesser extent, the conversion of a portion of the Company's and subsidiaries' convertible obligations into common stock of the Company and its subsidiaries.
      The Company adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. The Company believes that this strategy provides additional motivation and incentives for the management of the subsidiaries through the establishment of subsidiary-level stock option programs, as well as capital to support the subsidiaries' growth. As a result of the sale of stock by subsidiaries and issuance of stock by subsidiaries upon conversion of convertible debentures, the Company recorded gains of $18.6 million in 1998 and $46.4 million in 1997 (Note 10). These gains represent an increase in the Company's net investment in the subsidiaries and are classified as "Gain on issuance of stock by subsidiaries" in the accompanying statement of income. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Accordingly, there can be no assurance that the Company will be able to generate gains from such transactions in the future.
      Further, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting
Standards, "Consolidated Financial Statements: Policy and Procedures." In
February 1999, the FASB issued a revision of the earlier document entitled
"Consolidated Financial Statements: Purpose and Policy." The October 1995 exposure draft had proposed new rules for how consolidated financial statements should be prepared. Under that proposed statement, there would be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for in equity of the consolidated entity with no gain or loss being recorded. The 1995 exposure draft addressed rule changes concerning consolidation procedures which would affect the Company's ability to record gains on issuance of subsidiary stock and consolidation policy, which does not affect the accounting for such gains. The
February 1999 revised exposure draft addresses only consolidation policy. The
FASB has indicated that it will consider resuming discussion on consolidation procedures after completion of the efforts on consolidation policy. The timing and content of any final statement on consolidation procedures are uncertain.
      Other income of $1.9 million in 1998 includes a $1.2 million foreign currency transaction gain at Thermo BioAnalysis, arising from the repayment of a foreign subsidiary's intercompany borrowings denominated in U.S. dollars. In addition, other income includes a $0.7 million gain in the Industrial segment resulting from the 1998 sale by ThermoSpectra of its shares of common stock of SteriGenics International, which were received in connection with the 1997 sale of one of its product lines.
      The effective tax rate was 39% in 1998, compared with 36% in 1997.
Excluding the impact of the nontaxable gains on issuance of stock by subsidiaries in 1998 and 1997, the effective tax rates in both periods exceeded the statutory federal income tax rate due to nondeductible amortization of cost in excess of net assets of acquired companies, foreign tax rate and tax law differences, and the impact of state income taxes. Excluding the impact of the nontaxable gains, the effective tax rate decreased in 1998, primarily due to certain foreign tax losses not benefited in the first half of 1997, offset in part by higher nondeductible amortization.
      Minority interest expense increased to $15.7 million in 1998 from $12.6 million in 1997, primarily due to minority interest associated with the Company's newly public ONIX Systems and Metrika Systems subsidiaries, the earnings of certain of the Life Sciences International PLC businesses sold to ThermoQuest and Thermo Optek in 1997, and the increase in minority ownership as a result of the 1998 sale of common stock by Thermo BioAnalysis. This increase was offset in part by lower profits at the Company's majority-owned subsidiaries as a result of restructuring and related costs recorded in 1998.
      During 1998, two majority-owned subsidiaries repurchased a portion of their subordinated convertible debentures resulting in an extraordinary gain, net of taxes and minority interest, of $0.5 million (Note 6).
      See Note 7 for a description of certain legal proceedings involving the Company.

1997 Compared With 1996
      Revenues increased $382.9 million to $1,592.3 million in 1997 from $1,209.4 million in 1996. Revenues increased $407 million due to 1997 acquisitions and the inclusion of revenues from 1996 acquisitions for the full year. This increase in revenues was offset in part by a decrease of $46.8 million due to the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates. Excluding the impact of acquisitions and currency translation, revenues increased $22.7 million.
      Analytical segment revenues increased to $906.9 million in 1997 from $724.3 million in 1996, primarily due to the inclusion of $219.2 million of revenues from acquisitions, offset in part by a decrease of $37.3 million due to the unfavorable effects of currency translation. Revenues increased due to higher sales at ThermoQuest's existing mass spectrometry business, due in part to the continued success of a new product introduced in the first quarter of 1996. Revenues from Thermo Optek's existing businesses decreased slightly due to the inclusion in 1996 of several large nonrecurring sales to the Chinese and Japanese governments, a decrease in demand for elemental products in Japan, and the elimination of certain unprofitable acquired product lines, offset substantially by greater demand at one of its business units.
      Life Sciences segment revenues increased to $185.4 million in 1997 from $56.8 million in 1996, primarily due to the inclusion of $125.8 million from acquisitions.
      Process Control segment revenues increased to $178.2 million in 1997 from $147.4 million in 1996. Revenues increased $21.3 million due to acquisitions.
Revenues from existing operations increased at ONIX Systems, primarily due to increased sales of industry-specific instruments to the production segment of the oil and gas industry, and at Metrika Systems, primarily as a result of increased sales in international markets from its on-line raw materials analyzer business.
      Industrial segment revenues increased to $345.0 million in 1997 from $283.5 million in 1996. An increase in revenues of $40.4 million from acquisitions was offset in part by a decrease of $8.5 million due to the unfavorable effects of currency translation.
      The gross profit margin was 47% in 1997 and 46% in 1996. The increase was primarily due to margin improvements at certain of the businesses acquired from Fisons plc in 1996, increased sales of the Analytical segment's higher-margin mass spectrometry products, and the inclusion in 1996 of an adjustment to expense of $2.0 million relating to the sale of inventories revalued at the time of the acquisition of Fisons plc. These increases were offset in part by the inclusion of lower-margin revenues from acquired businesses, including Life
Sciences International PLC, which recorded an adjustment to expense of $3.6 million in 1997 relating to the sale of inventories revalued at the time of acquisition and, to a lesser extent, a decrease in the gross profit margin at ThermoSpectra, primarily as a result of a one-time inventory write-off and a change in sales mix at one of its business units.
      Selling, general, and administrative expenses as a percentage of revenues was 27% in 1997 and 28% in 1996. The decrease was primarily due to efforts to reduce selling and administrative expenses at acquired businesses and, to a lesser extent, lower selling costs associated with certain of the Life Sciences
International PLC businesses. Research and development expenses increased to $107.6 million in 1997 from $84.1 million in 1996, primarily due to acquisitions.
      Restructuring and nonrecurring income, net, in 1997 represents a gain of $2.2 million recognized by the Industrial segment on the sale of ThermoSpectra's
Linac business, offset in part by a charge by ThermoSpectra of $0.9 million for severance costs for employees terminated during 1997 (Note 11). In 1996, the Company wrote off $3.5 million of in-process technology relating to the acquisition of the Fisons businesses (Note 3).
      Interest income increased to $28.3 million in 1997 from $20.5 million in 1996. The increase was due to interest income earned on invested proceeds from the Company's October 1996 issuance of $172.5 million principal amount of

1997 Compared With 1996 (continued)
4 1/2% senior convertible debentures and, to a lesser extent, on the invested proceeds from the sale of common stock by the Company's subsidiaries in 1997 and 1996 (Note 10). The increase in interest income was offset in part by a reduction in cash as a result of acquisitions.
      Interest expense increased to $45.9 million in 1997 from $28.9 million in 1996. The increase was primarily due to the issuance in 1997 of an aggregate
$428.8 million of promissory notes to Thermo Electron in connection with acquisitions (Note 6), the Company's October 1996 issuance of 4 1/2% senior convertible debentures and, to a lesser extent, the inclusion of interest expense on debt assumed in connection with the acquisitions of the Fisons businesses and Life Sciences International PLC, which has been subsequently repaid. In September 1997, the Company repaid $220.0 million of its outstanding promissory notes to Thermo Electron (Notes 3 and 6). The increase in interest expense was offset in part by the conversion of a portion of the Company's and subsidiaries' convertible obligations into common stock of the Company and its subsidiaries.
      The Company recorded gains from the issuance of subsidiary common stock of $46.4 million in 1997 and $71.7 million in 1996 (Note 10).
      The effective tax rate was 36% in 1997 and 27% in 1996. The effective tax rate increased primarily due to a lower nontaxable gain on issuance of stock by subsidiaries in 1997. Excluding the impact of the gains on issuance of stock by subsidiaries, the effective tax rates exceeded the statutory federal income tax rate due to the inability to provide a tax benefit on losses incurred at certain foreign subsidiaries, the impact of foreign and state income taxes, the nondeductible amortization of cost in excess of net assets of acquired companies and, in 1996, the write-off of acquired technology relating to the acquisition of the Fisons businesses.
      Minority interest expense increased to $12.6 million in 1997 from $5.4 million in 1996, primarily due to higher earnings at Thermo BioAnalysis, ThermoQuest, and Thermo Optek and, to a lesser extent, minority interest associated with the Company's Metrika Systems subsidiary. These increases were offset in part by lower earnings at ThermoSpectra.

Liquidity and Capital Resources

      Consolidated working capital was $746.0 million at January 2, 1999, compared with $612.7 million at January 3, 1998. Included in working capital are cash, cash equivalents, and available-for-sale investments of $553.8 million at January 2, 1999, compared with $477.2 million at January 3, 1998. Of the $553.8 million balance at January 2, 1999, $333.5 million was held by the Company's majority-owned subsidiaries and the balance was held by the Company and its wholly owned subsidiaries. Cash provided by operating activities in 1998 was $171.4 million. The Company generated $10.1 million of cash from a decrease in inventories, primarily in the Analytical segment, resulting from management programs to decrease inventories as a result of lower revenues. The Company used
$20.1 million of cash to reduce accounts payable and other current liabilities, primarily in the Process Control and Analytical segments. The decrease was primarily due to a decline in customer deposits and commissions, as a result of lower bookings and revenues, and lower amounts accrued in 1998 for income taxes and certain employee benefits.
      At January 2, 1999, $150.4 million of the Company's cash and cash equivalents was held by its foreign subsidiaries. While this cash can be used outside of the United States, for activities including acquisitions, repatriation of this cash into the United States would be subject to foreign withholding taxes and could also be subject to a United States tax.
      The Company's investing activities used $167.3 million of cash in 1998.
The Company expended $148.7 million, net of cash acquired, for acquisitions, including $19.1 million paid by ONIX Systems to Thermo Power Corporation for the Peek Measurement Business, acquired effective November 1997 (Note 3). In addition, the Company expended $30.9 million for purchases of property, plant, and equipment and received proceeds of $9.5 million from the sale of property, plant, and equipment in 1998.

Liquidity and Capital Resources (continued)

      The Company's financing activities provided $76.9 million of cash in 1998.
Net proceeds from the issuance of Company and subsidiary common stock totaled
$103.3 million (Note 10). In January 1998, the Company sold at par value $250.0 million principal amount of 4% subordinated convertible debentures due 2005 for net proceeds of $244.1 million. The Company used a portion of the proceeds to repay a $105.0 million promissory note to Thermo Electron. In addition, Thermo
Optek and ThermoSpectra repaid $55.0 million of obligations to Thermo Electron.
Thermo Electron has indicated that it will seek repayment of $60.0 million of notes due to it in 1999 by ThermoSpectra only to the extent ThermoSpectra's cash flow permits such repayment.
      During 1998, an aggregate principal amount of $7.6 million of the Company's and subsidiaries' convertible obligations were converted into shares of Company and subsidiary common stock.
      During 1998, the Company and its majority-owned subsidiaries expended
$119.8 million to purchase common stock of the Company and common stock and debentures of certain of the Company's majority-owned subsidiaries. These purchases were made pursuant to authorizations by the Company's and certain majority-owned subsidiaries' Boards of Directors. As of January 2, 1999, $22.4 million remained under the Company's majority-owned subsidiaries' authorizations to purchase their securities.
      In 1999, the Company plans to make expenditures of approximately $40 million for property, plant, and equipment.
      Since January 2, 1999, the Company and its majority-owned subsidiaries have expended approximately $377 million on acquisitions of businesses, including Spectra-Physics AB, discussed below, and as of March 18, 1999, the Company and its majority-owned subsidiaries had agreements or nonbinding letters of intent to acquire new businesses totaling approximately $11 million. Proposed acquisitions of new businesses are subject to various conditions to closing, and there can be no assurance that all proposed transactions will be consummated.
The Company believes that its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future. The
Company has historically complemented internal development with acquisitions of businesses or technologies that extend the Company's presence in current markets or provide opportunities to enter and compete effectively in new markets. The
Company will consider making acquisitions of such businesses or technologies that are consistent with its plans for strategic growth. The Company expects that it will finance these acquisitions through a combination of internal funds, and/or short-term borrowings from Thermo Electron although there is no agreement with Thermo Electron to ensure that funds will be available on acceptable terms or at all.
      On February 22, 1999, the Company declared unconditional in all respects its cash tender offer for all outstanding shares of Spectra-Physics AB for 160
Swedish krona per share (approximately $20 per share) (Note 18). As of that date, the Company had acquired or received acceptances representing approximately 98% of the Spectra-Physics shares outstanding. There are approximately 17.6 million Spectra-Physics shares outstanding. The aggregate cost for Spectra-Physics will total approximately $355 million. Payment was made for all shares as to which acceptances had been received by March 1, 1999. To finance this acquisition, the Company used a combination of available cash and $200.0 million of borrowings from Thermo Electron, pursuant to a promissory note due August 1999. The Company intends to refinance this obligation through borrowings from external sources, however, there can be no assurance that the Company can obtain debt financing on acceptable terms or at all. Thermo Electron has indicated that it will seek repayment of this note due to it in 1999 only to the extent the Company's cash flow permits such repayment.

Market Risk

      The Company is exposed to market risk from changes in foreign currency exchange rates, interest rates, and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.
Additionally, the Company uses short-term forward contracts to manage certain exposures to foreign currencies. The Company enters into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. The Company does not engage in extensive foreign currency hedging activities; however, the purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. The Company's forward foreign exchange contracts principally hedge transactions denominated in U.S. dollars, British pounds sterling, Japanese yen, French francs, and German marks. Gains and losses arising from forward contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

Foreign Currency Exchange Rates
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term.
The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in British pounds sterling, German marks, Dutch guilders, and French francs. The effect of a change in foreign currency exchange rates on the Company's net investment in foreign subsidiaries is reflected in the "Accumulated other comprehensive items" component of shareholders' investment. A 10% depreciation in year-end 1998 functional currencies, relative to the U.S. dollar, would result in a $58 million reduction of shareholders' investment.
      Forward foreign exchange contracts are sensitive to changes in foreign currency exchange rates. The fair value of forward foreign exchange contracts is the estimated amount that the Company would pay or receive upon termination of the contract, taking into account the change in foreign currency exchange rates.
A 10% depreciation in year-end 1998 foreign currency exchange rates related to the Company's contracts would result in an increase in the unrealized loss on forward foreign exchange contracts of $1.5 million. Since the Company uses forward foreign exchange contracts as hedges of firm purchase and sale commitments, the unrealized gain or loss on forward foreign currency exchange contracts resulting from changes in foreign currency exchange rates would be offset by a corresponding change in the fair value of the hedged item.
      Certain of the Company's cash and cash equivalents are denominated in currencies other than the functional currency of the depositor and are sensitive to changes in foreign currency exchange rates. A 10% depreciation in the related foreign currency exchange rates would result in a negative impact of $1.4 million on the Company's net income.

Interest Rates
      Certain of the Company's available-for-sale investments and long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase or issuance of the financial instrument. A 10% decrease in year-end
1998 market interest rates would result in a negative impact to the Company of $45 million on the net fair value of its interest-sensitive financial instruments.
      The Company's cash, cash equivalents, and variable-rate short- and long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in interest income and expense due to the difference between the current interest rates on cash, cash equivalents, and the variable-rate short- and long-term obligations and the rate that these financial instruments may adjust to in the future. A 10% decrease in year-end 1998 interest rates would result in a negative impact of $1.3 million on the Company's net income.

Market Risk (continued)

Equity Prices
      The Company's available-for-sale investment portfolio includes equity securities that are sensitive to fluctuations in price. In addition, the Company's and its subsidiaries' subordinated convertible debentures are sensitive to fluctuations in the price of Company or subsidiary common stock into which the obligations are convertible. Changes in equity prices would result in changes in the fair value of the Company's available-for-sale investments and subordinated convertible debentures due to the difference between the current market price and the market price at the date of purchase or issuance of the debentures. A 10% increase in the year-end 1998 market equity prices would result in a negative impact to the Company of $23.9 million on the net fair value of its price-sensitive equity financial instruments.

Year 2000

      The following information constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act.
      The Company continues to assess the potential impact of the year 2000 on the Company's internal business systems, products, and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, if necessary, for the Company's current products and certain discontinued products;
(iii) contacting key suppliers and vendors to determine their year 2000 compliance status; and (iv) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and facilities will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and facilities for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical facilities. The Company is currently in phase two of its program, during which any noncompliant systems or facilities that were identified during phase one are prioritized and remediated. The Company is currently upgrading or replacing such noncompliant information technology systems, and this process was approximately 60% complete as of January 2, 1999.
In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company expects that all of its material information technology systems and critical facilities will be year 2000 compliant by October 1999.
      The Company has also implemented a compliance program to test and evaluate the year 2000 readiness of the material products that it currently manufactures and sells. The Company believes that all of such material products are year 2000 compliant. However, as many of the Company's products are complex, interact with or incorporate third-party products, and operate on computer systems that are not under the Company's control, there can be no assurance that the Company has identified all of the year 2000 problems with its current products. The Company believes that certain of its older products, which it no longer manufactures or sells, may not be year 2000 compliant. The Company is continuing to test and evaluate certain of such products. The Company is focusing its efforts on products that are still under warranty, early in their expected life, and/or subject to U.S. Food and Drug Administration considerations related to the year
2000. The Company is offering upgrades and/or identifying potential solutions where reasonably practicable.


Year 2000 (continued)

      The Company is in the process of identifying and contacting suppliers and vendors that are believed to be significant to the Company's business operations in order to assess their year 2000 readiness. As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers and vendors. The Company has started to follow-up and monitor the year 2000 compliance progress of significant suppliers and vendors that indicate that they are not year 2000 compliant, or that do not respond to the Company's questionnaires. The Company has not completed the majority of its assessment of third-party risk, and expects to be substantially completed by September 1999.

Contingency Plan
      The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems.
This plan may include identifying and securing other suppliers, increasing inventories, and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products, and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      The Company had incurred expenses to third parties (External Costs) related to year 2000 issues of approximately $2.6 million as of January 2, 1999, and the total External Costs of year 2000 remediation are expected to be approximately $5 million. Year 2000 costs were funded from working capital. All internal costs and related External Costs other than capital additions related to year 2000 remediation have been and will continue to be expensed as incurred.
      The Company does not track the internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.

                           Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Risks Associated With Spinout of Subsidiaries. The Company adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. As a result of the sale of stock by subsidiaries, the issuance of stock by subsidiaries upon conversion of convertible debentures, and similar transactions, the Company records gains that represent the increase in the Company's net investment in the subsidiaries. These gains have represented a substantial portion of the net income reported by the Company in certain periods. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Accordingly, there can be no assurance that the Company will be able to generate gains from such transactions in the future.
      Further, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting
Standards, "Consolidated Financial Statements: Policy and Procedures." The
October 1995 exposure draft had proposed new rules for how consolidated financial statements should be prepared. In February 1999, the FASB issued a revision of the earlier document entitled "Consolidated Financial Statements:
Purpose and Policy." Under that proposed statement, there would be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for in equity of the consolidated entity with no gain or loss being recorded. The 1995 exposure draft addressed rule changes concerning consolidation procedures which would affect the Company's ability to record gains on issuance of subsidiary stock and consolidation policy, which does not affect the accounting for such gains. The
February 1999 revised exposure draft addresses only consolidation policy. The
FASB has indicated that it will consider resuming discussion on consolidation procedures after completion of the efforts on consolidation policy. The timing and content of any final statement on consolidation procedures are uncertain.

      Uncertainty of Growth. Certain of the markets in which the Company competes have been flat or declining over the past several years. The Company has pursued a number of potential growth strategies, including acquiring complementary businesses; developing new applications for its technologies; and strengthening its presence in selected geographic markets. No assurance can be given that the Company will be able to successfully implement these strategies, or that these strategies will result in growth of the Company's business.

      Risks Associated With Acquisition Strategy. One of the Company's growth strategies is to supplement its internal growth with the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Certain businesses acquired by the Company have had low levels of profitability. In addition, businesses that the Company may seek to acquire in the future may also be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully change operations and improve market penetration. No assurance can be given that the Company will be successful in this regard. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers, the need for regulatory approvals, including antitrust approvals, and the high valuations of businesses resulting from historically high stock prices in many countries. Acquisitions made by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies. There can be no assurance that the Company will be able to complete pending or future acquisitions or that the Company will be able to successfully integrate any acquired business into its existing business or make such businesses profitable.
In order to finance any such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financing. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and may result in dilution to the Company's shareholders.

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

      Risks Associated With Dependence on Capital Spending Policies and
Government Funding. The Company's customers include manufacturers of semiconductors and products incorporating semiconductors, pharmaceutical and chemical companies, laboratories, government agencies, and public and private research institutions. The capital spending of these entities can have a significant effect on the demand for the Company's products. Such spending levels are based on a wide variety of factors, including the resources available to make such purchases, the spending priorities among various types of research equipment, public policy, and the effects of different economic cycles, including fluctuating demand in the semiconductor industry. Any decrease in capital spending by any of the customer groups that account for a significant portion of the Company's sales could have a material adverse effect on the Company's business and results of operations.

      Possible Adverse Effect From Consolidation in the Environmental Market and
Changes in Environmental Regulations. One of the important markets for the Company's products is environmental analysis. During the past several years, there has been a contraction in the market for analytical instruments used for environmental analysis. This contraction has caused consolidation in the businesses serving this market. Such consolidation may have an adverse impact on certain of the Company's businesses. In addition, most air, water, and soil analysis is conducted to comply with federal, state, local, and foreign environmental regulations. These regulations are frequently specific as to the type of technology required for a particular analysis and the level of detection required for that analysis. The Company develops, configures, and markets its products to meet customer needs created by existing and anticipated environmental regulations. These regulations may be amended or eliminated in response to new scientific evidence or political or economic considerations. Any significant change in environmental regulations or enforcement efforts could result in a reduction in demand for the Company's products.

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

      Possible Adverse Impact of Significant International Operations.
International revenues accounted for a significant portion of the Company's total revenues in 1998, and the Company expects that international revenues will continue to account for a significant portion of the Company's revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following: fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency;
agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; export licenses, if required, may be difficult to obtain and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations. A portion of the Company's revenues is derived from exports to Asia. Certain countries in Asia are experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales to Asia may continue to be adversely affected by the unstable economic conditions there, which may continue to adversely affect the Company's results of operations, financial condition, or business.

      Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product performance, price, reliability, and customer service. The Company's competitors include large multinational corporations and their operating units.
Some of the Company's competitors have substantially greater financial, marketing, and other resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products, than the Company. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.

      Risks Associated With Protection, Defense, and Use of Intellectual
Property. The Company holds many patents relating to various aspects of its products, and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology. In the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected.
Further, the laws of some jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the U.S. and there can be no assurance that available protections will be adequate. In addition, the Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

      Potential Impact of Year 2000 on Processing of Date-sensitive Information.
While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.


                         Selected Financial Information

(In thousands except per share amounts)          1998 (a)    1997 (b)     1996 (c)    1995 (d)        1994
---------------------------------------------- ----------- ----------- ------------ ----------- -----------

Statement of Income Data
Revenues                                       $1,659,981  $1,592,314   $1,209,362   $ 782,662   $ 649,992
Income From Continuing Operations                 104,084     147,258      132,751      79,306      58,261
Operations
Net Income                                        104,084     147,258      132,751      79,306      60,220
Earnings per Share From Continuing
  Operations:
    Basic                                             .86        1.21         1.12         .70         .53
    Diluted                                           .79        1.09         1.01         .64         .49
Earnings per Share:
    Basic                                             .86        1.21         1.12         .70         .55
    Diluted                                           .79        1.09         1.01         .64         .50

Balance Sheet Data
Working Capital                                 $ 745,955   $ 612,666   $  636,703   $ 489,895   $ 230,306
Total Assets                                    2,565,774   2,351,153    1,924,400   1,372,813   1,011,917
Long-term Obligations                             743,443     673,194      554,214     441,034     263,559
Shareholders' Investment                          945,007     877,558      746,267     542,705     440,763

(a) Reflects a $31.8 million pretax charge, primarily for restructuring costs and inventory write-downs, nontaxable gains of $18.6 million from the issuance of stock by subsidiaries, and the January 1998 issuance of $250.0 million principal amount of 4% subordinated convertible debentures due 2005.
(b) Reflects the March 1997 acquisition of Life Sciences International PLC and nontaxable gains of $46.4 million from the issuance of stock by subsidiaries.
(c) Reflects the March 1996 acquisition of the Fisons businesses, the October
    1996 issuance of $172.5 million principal amount of 4 1/2% senior convertible debentures due 2003, and nontaxable gains of $71.7 million from the issuance of stock by subsidiaries.
(d) Reflects the August and October 1995 issuance of $96.3 million principal amount of 5% subordinated convertible debentures due 2000 by each of ThermoQuest and Thermo Optek, respectively, and nontaxable gains of $20.1 million from the issuance of stock by subsidiaries.






Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol THI. The following table sets forth the high and low sale prices of the Company's common stock for 1998 and 1997, as reported in the consolidated transaction reporting system.

                                                                       1998                    1997
                                                              --------------------   ---------------------
Quarter                                                           High        Low       High         Low
------------------------------------------------------------ ---------- ----------  ---------- -----------

First                                                         $35 7/16   $27 13/16    $29 1/5    $23 1/10
Second                                                         34 5/8     25 7/8       28 1/2     22 1/2
Third                                                          26 3/4     11           34 1/5     24 3/5
Fourth                                                         15 1/8     7 7/8        34 1/2     23

      As of January 29, 1999, the Company had 2,653 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 29, 1999, was $16 5/8 per share.
      Common stock of the Company's majority-owned public subsidiaries is traded on the American Stock Exchange: ThermoSpectra Corporation (symbol THS),
ThermoQuest Corporation (symbol TMQ), Thermo Optek Corporation (symbol TOC),
Thermo BioAnalysis Corporation (symbol TBA), Metrika Systems Corporation (symbol
MKA), Thermo Vision Corporation (symbol VIZ), and ONIX Systems Inc. (symbol
ONX).

Shareholder Services
      Shareholders of Thermo Instrument Systems Inc. who desire information about the Company are invited to contact the Investor Relations Department, Thermo Instrument Systems Inc., 81 Wyman Street, P.O. Box 9046, Waltham,
Massachusetts 02454-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material is available from Thermo Electron's Internet site (http://www.thermo.com/subsid/thi1.html).

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended January
2, 1999, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, Thermo Instrument
Systems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

Annual Meeting
      The annual meeting of shareholders will be held on Thursday, May 27, 1999, at 11 a.m., at The Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.