Form 10-K, Exhibit 13
period 2000-01-01
THERMO INSTRUMENT SYSTEMS INC
filed 2000-03-23
CIK 795986

Exhibit 13

















                                      Thermo Instrument Systems Inc.

                                    Consolidated Financial Statements

                                                   1999

Thermo Instrument Systems Inc.                                                   1999 Financial Statements

                                     Consolidated Statement of Income

(In thousands except per share amounts)                                       1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Revenues (Note 13)                                                      $2,093,537  $1,659,981  $1,592,314
                                                                        ----------  ----------  ----------

Costs and Operating Expenses:
 Cost of revenues (Note 11)                                              1,136,675     889,575     842,009
 Selling, general, and administrative expenses (Note 8)                    580,432     447,860     424,695
 Research and development expenses                                         157,255     113,917     107,613
 Restructuring and other unusual costs (income), net (Note 11)               1,211      23,209      (1,257)
                                                                        ----------  ----------  ----------

                                                                         1,875,573   1,474,561   1,373,060
                                                                        ----------  ----------  ----------

Operating Income                                                           217,964     185,420     219,254

Interest Income                                                             22,124      33,509      28,253
Interest Expense (includes $16,498, $11,136, and $18,014                   (50,988)    (45,458)    (45,894)
 to parent company)
Equity in Losses of Unconsolidated Subsidiaries (Notes 3 and 11)            (7,886)          -           -
Gain on Sale of Investments (Note 2)                                         1,159         713           -
Gain on Issuance of Stock by Subsidiaries (Note 10)                              -      18,582      46,404
Other Income (Expense), Net (Note 11)                                       (2,690)      1,150           -
                                                                        ----------  ----------  ----------

Income Before Provision for Income Taxes, Minority Interest, and           179,683     193,916     248,017
 Extraordinary Item
Provision for Income Taxes (Note 5)                                         75,437      74,674      88,113
Minority Interest Expense                                                   16,447      15,677      12,646
                                                                        ----------  ----------  ----------

Income Before Extraordinary Item                                            87,799     103,565     147,258
Extraordinary Item, Net of Provision for Income Taxes and                        -         519           -
 Minority Interest of $391 (Note 6)                                     ----------  ----------  ----------

Net Income                                                              $   87,799  $  104,084  $  147,258
                                                                        ==========  ==========  ==========

Earnings per Share (Note 15)
 Basic                                                                  $      .74  $      .86  $     1.21
                                                                        ==========  ==========  ==========

 Diluted                                                                $      .67  $      .79  $     1.09
                                                                        ==========  ==========  ==========

Weighted Average Shares (Note 15)
 Basic                                                                     119,305     120,975     121,548
                                                                        ==========  ==========  ==========

 Diluted                                                                   130,518     133,103     139,415
                                                                        ==========  ==========  ==========




The accompanying notes are an integral part of these consolidated financial statements.

Thermo Instrument Systems Inc.                                                   1999 Financial Statements

                                        Consolidated Balance Sheet
(In thousands)                                                                           1999         1998
---------------------------------------------------------------------------------- ------------ ----------

Assets
Current Assets:
 Cash and cash equivalents (includes $408,490 under repurchase                     $  185,492   $  553,825
   agreements with parent company in 1998)
 Advance to affiliate                                                                 256,522            -
 Accounts receivable, less allowances of $29,837 and $23,726                          489,264      407,430
 Unbilled contract costs and fees                                                      17,570       13,114
 Inventories                                                                          327,901      276,589
 Deferred tax asset and refundable income taxes (Note 5)                               67,627       62,921
 Other current assets                                                                  27,710       19,705
                                                                                   ----------   ----------

                                                                                    1,372,086    1,333,584
                                                                                   ----------   ----------

Property, Plant, and Equipment, at Cost, Net                                          287,407      220,231
                                                                                   ----------   ----------

Other Assets (Notes 2, 3, and 4)                                                      159,574       73,705
                                                                                   ----------   ----------

Cost in Excess of Net Assets of Acquired Companies (Notes 3, 5, and 11)             1,066,291      938,254
                                                                                   ----------   ----------

                                                                                   $2,885,358   $2,565,774
                                                                                   ==========   ==========


Thermo Instrument Systems Inc.                                                  1998 Financial Statements


                                  Consolidated Balance Sheet (continued)

(In thousands except share amounts)                                                       1999        1998
----------------------------------------------------------------------------------- ----------- ----------

Liabilities and Shareholders' Investment
Current Liabilities:
 Short-term obligations and current maturities of long-term                         $  292,702  $   70,772
   obligations (includes advance from affiliate of $54,855 and related-party debt of $8,755 in 1999; Note 6)
 Short-term obligations and current maturities of long-term obligations,               153,800      60,000
   due to parent company (Notes 3 and 6)
 Accounts payable                                                                      119,956     101,009
 Accrued payroll and employee benefits                                                  73,077      59,649
 Accrued income taxes (includes $18,139 and $12,500 due to parent company)              90,734      59,984
 Accrued installation and warranty expenses                                             41,796      39,958
 Deferred revenue                                                                       46,592      46,354
 Other accrued expenses (Notes 3 and 11)                                               175,436     135,708
 Due to parent company and affiliated companies                                          9,193      14,195
                                                                                    ----------  ----------

                                                                                     1,003,286     587,629
                                                                                    ----------   ----------

Deferred Income Taxes (Note 5)                                                          22,034      29,278
                                                                                    ----------  ----------

Other Deferred Items                                                                    35,433      31,056
                                                                                    ----------  ----------

Long-term Obligations (Note 6):
 Senior convertible obligations (includes $140,000 due to parent company;              312,500     327,042
   Note 18)
 Subordinated convertible obligations (includes $3,000 and $650 of                     250,000     389,436
   related-party debt)
 Other (includes $3,800 due to parent company in 1998)                                  33,994      26,965
                                                                                    ----------  ----------

                                                                                       596,494     743,443
                                                                                    ----------   ----------

Minority Interest                                                                      243,545     229,361
                                                                                    ----------  ----------

Commitments and Contingencies (Note 7)

Shareholders' Investment (Notes 4 and 9):
 Common stock, $.10 par value, 250,000,000 shares authorized; 123,591,238 and           12,359      12,288
   122,879,889 shares issued
 Capital in excess of par value                                                        343,891     331,621
 Retained earnings                                                                     763,782     675,983
 Treasury stock at cost, 4,824,335 and 3,603,358 shares                                (75,914)    (63,671)
 Deferred compensation                                                                    (373)          -
 Accumulated other comprehensive items (Note 14)                                       (59,179)    (11,214)
                                                                                    ----------  ----------

                                                                                       984,566     945,007
                                                                                    ----------  ----------

                                                                                    $2,885,358  $2,565,774
                                                                                    ==========  ==========




The accompanying notes are an integral part of these consolidated financial statements.

Thermo Instrument Systems Inc.                                                   1999 Financial Statements

                                   Consolidated Statement of Cash Flows

(In thousands)                                                                 1999        1998        1997
------------------------------------------------------------------------- ---------- ----------- ---------

Operating Activities
 Net income                                                               $  87,799  $  104,084  $ 147,258
 Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                           81,244      65,078     58,051
     Noncash restructuring and other unusual costs (income), net                111       3,226     (1,257)
       (Note 11)
     Provision for losses on accounts receivable                              7,301       4,169      4,366
     Equity in losses of unconsolidated subsidiaries (Notes 3 and 11)         7,886           -          -
     Gain on sale of investments (Note 2)                                    (1,159)       (713)         -
     Gain on issuance of stock by subsidiaries (Note 10)                          -     (18,582)   (46,404)
     Minority interest expense                                               16,447      15,677     12,646
     Increase (decrease) in deferred income taxes                              (116)        (53)     2,742
     Extraordinary item, net of income taxes and minority                         -        (519)         -
       interest (Note 6)
     Other noncash expenses                                                  13,316      11,081      3,100
     Change in current accounts, excluding the effects of acquisitions:
       Accounts receivable                                                  (24,698)     (1,404)   (19,157)
       Inventories                                                           10,868      10,110     13,768
       Other current assets                                                  (7,809)        963      3,547
       Accounts payable                                                       6,717      (5,310)    14,317
       Other current liabilities                                             (7,916)    (14,763)   (23,868)
     Other                                                                   (2,298)     (1,638)       205
                                                                          ---------  ----------  ---------

        Net cash provided by operating activities                           187,693     171,406    169,314
                                                                          ---------  ----------  ---------

Investing Activities
 Acquisitions, net of cash acquired (Note 3)                               (344,816)   (129,598)  (508,059)
 Acquisition of minority interest of subsidiary (Note 17)                   (22,694)          -          -
 Payment to affiliated company for acquired business (Note 3)                     -     (19,117)         -
 Refunds of acquisition purchase price (Note 3)                               8,969           -     36,132
 Proceeds from sale of businesses (Note 11)                                       -           -      4,980
 Advances to affiliate, net                                                (257,314)          -          -
 Purchases of available-for-sale investments                                      -      (6,919)    (9,000)
 Proceeds from sale of available-for-sale investments                         9,691           -          -
 Proceeds from maturities of available-for-sale investments                       -       9,005     10,250
 Purchases of property, plant, and equipment                                (51,677)    (30,902)   (29,198)
 Proceeds from sale of property, plant, and equipment                         7,939       9,510      7,877
 Other, net                                                                   1,420         730      2,030
                                                                          ---------  ----------  ---------

        Net cash used in investing activities                             $(648,482) $ (167,291) $(484,988)
                                                                          ---------  ----------  ---------

Thermo Instrument Systems Inc.                                                   1999 Financial Statements

                             Consolidated Statement of Cash Flows (continued)

(In thousands)                                                                1999        1998        1997
------------------------------------------------------------------------ ---------- ----------- ----------

Financing Activities
 Net proceeds from issuance of Company and subsidiary                    $   1,914  $  103,327  $   91,375
   common stock (Note 10)
 Net proceeds from issuance of subordinated convertible                          -     244,111           -
   debentures
 Purchases of Company and subsidiary common stock and                      (37,613)   (119,792)          -
   subordinated convertible debentures (Note 6)
 Net proceeds from issuance of short- and long-term                        200,000           -     428,800
   obligations to parent company (Notes 3 and 6)
 Repayment of short- and long-term obligations to parent                  (110,000)   (160,000)   (220,000)
   company (Note 6)
 Increase (decrease) in short-term obligations, net                         61,930         500     (21,528)
 Net proceeds from issuance of long-term obligations                        16,692      11,502           -
 Repayment of long-term obligations                                        (20,870)     (2,780)     (7,817)
                                                                         ---------  ----------  ----------

        Net cash provided by financing activities                          112,053      76,868     270,830
                                                                         ---------  ----------  ----------

Exchange Rate Effect on Cash                                               (19,597)      3,994      (8,996)
                                                                         ---------  ----------  ----------

Increase (Decrease) in Cash and Cash Equivalents                          (368,333)     84,977     (53,840)
Cash and Cash Equivalents at Beginning of Year                             553,825     468,848     522,688
                                                                         ---------  ----------  ----------

Cash and Cash Equivalents at End of Year                                 $ 185,492  $  553,825  $  468,848
                                                                         =========  ==========  ==========

Cash Paid For
 Interest                                                                $  49,101  $   44,899  $   43,755
 Income taxes                                                            $  64,066  $   66,423  $   62,895

Noncash Activities
 Fair value of assets of acquired companies                              $ 598,459  $  165,220  $  673,382
 Cash paid for acquired companies                                         (385,275)   (132,933)   (545,303)
 Issuance of short- and long-term obligations for acquired company         (14,852)          -           -
 Cash to be paid for remaining outstanding shares of tender offer           (1,864)          -           -
 Due to affiliated company for acquired company                                  -           -     (19,117)
 Issuance of subsidiary stock options for acquired company                       -           -      (1,693)
                                                                         ---------  ----------  ----------

   Liabilities assumed of acquired companies                             $ 196,468  $   32,287  $  107,269
                                                                         =========  ==========  ==========

 Conversions of Company and subsidiary convertible obligations           $   9,277  $    7,562  $   38,910
                                                                         =========  ==========  ==========






The accompanying notes are an integral part of these consolidated financial statements.

Thermo Instrument Systems Inc.                                                   1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment

(In thousands)                                                                 1999       1998        1997
------------------------------------------------------------------------- ---------- ----------- ---------

Comprehensive Income
Net Income                                                                 $ 87,799   $ 104,084   $147,258
                                                                           --------   ---------   --------

Other Comprehensive Items (Note 14):
 Foreign currency translation adjustment                                    (48,601)     22,917    (34,317)
 Unrealized gains (losses) on available-for-sale investments,                   636        (910)        22
   net of reclassification adjustment                                      --------   ---------   --------

                                                                            (47,965)     22,007    (34,295)
 Minority Interest                                                            7,676      (4,248)     4,162
                                                                           --------   ---------   --------

                                                                           $ 47,510   $ 121,843   $117,125
                                                                           ========   =========   ========

Shareholders' Investment
Common Stock, $.10 Par Value:
 Balance at beginning of year                                              $ 12,288   $  12,265   $  9,767
 Issuance of stock under employees' and directors' stock plans                    3          17          4
 Conversions of convertible obligations                                          68           6         45
 Effect of stock split                                                            -           -      2,449
                                                                           --------   ---------   --------

 Balance at end of year                                                      12,359      12,288     12,265
                                                                           --------   ---------   --------

Capital in Excess of Par Value:
 Balance at beginning of year                                               331,621     333,580    319,464
 Issuance of stock under employees' and directors' stock plans               (1,284)        590      1,270
 Tax benefit related to employees' and directors' stock plans                   632         158        514
 Conversions of convertible obligations                                       9,209         765      6,817
 Effect of stock split                                                            -           -     (2,449)
 Effect of majority-owned subsidiaries' equity transactions                   3,713      (3,472)     7,964
                                                                           --------   ---------   --------

 Balance at end of year                                                     343,891     331,621    333,580
                                                                           --------   ---------   --------

Retained Earnings:
 Balance at beginning of year                                               675,983     571,899    424,641
 Net income                                                                  87,799     104,084    147,258
                                                                           --------   ---------   --------

 Balance at end of year                                                    $763,782   $ 675,983   $571,899
                                                                           --------   ---------   --------


Thermo Instrument Systems Inc.                                                   1999 Financial Statements

         Consolidated Statement of Comprehensive Income and Shareholders' Investment (continued)

(In thousands)                                                                 1999       1998        1997
------------------------------------------------------------------------- ---------- ----------- ---------

Treasury Stock:
 Balance at beginning of year                                              $(63,671)  $ (6,965)  $ (8,679)
 Activity under employees' and directors' stock plans                         3,271        102      1,714
 Purchases of Company common stock                                          (15,514)   (56,808)         -
                                                                           --------   --------   --------

 Balance at end of year                                                     (75,914)   (63,671)    (6,965)
                                                                           --------   --------   --------

Deferred Compensation:
 Balance at beginning of year                                                     -          -          -
 Issuance of restricted stock under employees' stock plans (Note 4)            (547)         -          -
 Amortization of deferred compensation                                          174          -          -
                                                                           --------   --------   --------

 Balance at end of year                                                        (373)         -          -
                                                                           --------   --------   --------

Accumulated Other Comprehensive Items (Note 14):
 Balance at beginning of year                                               (11,214)   (33,221)     1,074
 Other comprehensive (income) expense                                       (47,965)    22,007    (34,295)
                                                                           --------   --------   --------

 Balance at end of year                                                     (59,179)   (11,214)   (33,221)
                                                                           --------   --------   --------

                                                                           $984,566   $945,007   $877,558
                                                                           ========   ========   ========
























The accompanying notes are an integral part of these consolidated financial statements.


Thermo Instrument Systems Inc.                                                   1999 Financial Statements

                                Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Thermo Instrument Systems Inc. (the Company) is a global leader in the development, manufacture, and sale of measurement and detection instruments used in virtually every industry to monitor, collect, and analyze data that provide knowledge for the user. For example, the Company's powerful analysis technologies help researchers sift through data to make the discoveries that will fight disease or prolong life; allow manufacturers to fabricate ever-smaller components required to increase the speed and quality of communications; or monitor and control industrial processes on-line to ensure that critical quality standards are met efficiently and safely.

Relationship with Thermo Electron Corporation
      The Company was incorporated on May 28, 1986, as a wholly owned subsidiary of Thermo Electron Corporation. As of January 1, 2000, Thermo Electron owned
104,271,860 shares of the Company's common stock, representing 88% of such stock outstanding.
      In January 2000, Thermo Electron announced a reorganization plan under which the Company would take private ThermoQuest Corporation, Thermo Optek
Corporation, Thermo BioAnalysis Corporation, Metrika Systems Corporation, and
ONIX Systems Inc. In addition, Thermo Electron would take the Company private
(Note 18).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company;
its wholly owned subsidiaries; and its majority-owned public subsidiaries, ThermoQuest, Thermo Optek, Thermo BioAnalysis, Metrika Systems, ONIX Systems,
ThermoSpectra Corporation (Note 17), Thermo Vision Corporation (Note 17), and
Spectra-Physics Lasers, Inc. (SPLI), which was acquired indirectly by the Company as part of its acquisition of Spectra-Physics AB (Note 3). All material intercompany accounts and transactions have been eliminated.
      The Company accounts for investments in businesses in which it owns between 20% and 50% using the equity method (Note 3). Under the equity method, the Company records its initial investment in the business at cost, and adjusts the carrying value of the investment to recognize its proportionate share of the business's earnings or losses.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1999, 1998, and 1997 are for the fiscal years ended January 1, 2000, January 2, 1999, and January 3, 1998, respectively. Fiscal years 1999 and
1998 each included 52 weeks; fiscal year 1997 included 53 weeks.

Revenue Recognition
      The Company generally recognizes product revenues upon shipment of its products and recognizes service contract revenues ratably over the term of the contract. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts.
Substantially all of the deferred revenue in the accompanying 1999 balance sheet will be recognized within one year.

Gain on Issuance of Stock by Subsidiaries
      At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity, and not engaged principally in research and development, the Company records the increase as a gain.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

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

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the result would be antidilutive, diluted earnings per share have been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects (Note 15).

Cash and Cash Equivalents
      The Company, along with certain European-based subsidiaries of Thermo
Electron, participates in a notional pool arrangement in the U.K. with Barclays
Bank. Under this arrangement, Barclays notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. The
Company has access to a $60.2 million bank line of credit under this arrangement. Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year-end 1999 and 1998, the Company had invested $41.4 million and $51.1 million, respectively, and borrowed $41.4 million and $24.3 million, respectively, under this arrangement (Note 6).
      The Company, along with certain European-based subsidiaries of Thermo
Electron, participates in a cash management arrangement in the Netherlands with a wholly owned subsidiary of Thermo Electron through ABN AMRO. Under this arrangement, participants' balances are pooled for interest calculation purposes. Interest under this arrangement is based on Euro market rates. The
Company has access to an $8.7 million bank line of credit under this arrangement. Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year-end 1999, the Company had $16.5 million invested and $5.5 million borrowed under this arrangement (Note 6).

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

      At year-end 1998, $392.0 million of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S.
government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The
Company's funds subject to the repurchase agreement were readily convertible into cash by the Company. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Effective June 1999, the Company adopted a new cash management arrangement with Thermo Electron, described below, that replaces the repurchase agreement. At year-end 1998, the Company had invested $16.5 million and borrowed $6.1 million in a similar arrangement in the Netherlands (Note 6).
      At year-end 1999 and 1998, the Company's cash equivalents also include investments in short-term certificates of deposit of the Company's foreign subsidiaries, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

Advance to/from Affiliate
      Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. At year-end 1999, the Company had borrowed $36.2 million under this arrangement
(Note 6).
      In addition, certain of the Company's European-based subsidiaries participate in new cash management arrangements with a wholly owned subsidiary of Thermo Electron. The Company has access to a $43.3 million line of credit from such wholly owned subsidiary of Thermo Electron under these arrangements, of which the Company had borrowed $18.7 million at year-end 1999 (Note 6).
Interest under these arrangements is based on Euro market rates. The other terms of these arrangements are similar to the domestic cash management arrangement.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or net realizable value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

(In thousands)                                                                             1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Raw Materials and Supplies                                                            $ 152,865  $ 118,286
Work in Progress                                                                         60,227     55,086
Finished Goods                                                                          114,809    103,217
                                                                                      ---------  ---------

                                                                                      $ 327,901  $ 276,589
                                                                                      =========  =========

      The Company periodically reviews its quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of revenues any amounts required to reduce the carrying value of inventories to net realizable value.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 3 to 40 years; machinery and equipment, 1 to 20 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

(In thousands)                                                                             1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Land                                                                                  $  41,858  $  33,335
Buildings                                                                               152,055    124,875
Machinery and Equipment                                                                 230,175    171,307
Leasehold Improvements                                                                   17,489     14,851
                                                                                      ---------  ---------

                                                                                        441,577    344,368
Less:  Accumulated Depreciation and Amortization                                        154,170    124,137
                                                                                      ---------  ---------

                                                                                      $ 287,407  $ 220,231
                                                                                      =========  =========

Other Assets
      Other assets in the accompanying balance sheet includes the costs of acquired trademarks, patents, and other specifically identifiable intangible assets. These assets are amortized using the straight-line method over their estimated useful lives, which range from 3 to 20 years. These assets were $44.3 million and $32.3 million, net of accumulated amortization of $28.2 million and $22.9 million, at year-end 1999 and 1998, respectively. Other assets in the accompanying balance sheet also includes an investment in FLIR Systems, Inc.
common stock (Note 3), prepaid pension costs (Note 4), deferred debt costs, and long-term available-for-sale investments (Note 2).

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods not exceeding 40 years.
Accumulated amortization was $134.3 million and $104.5 million at year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. Such events or circumstances generally include the occurrence of operating losses or a significant decline in earnings associated with the acquired business or asset. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. The Company assesses cash flows before interest charges and, when impairment is indicated, writes the asset down to fair value.
If quoted market values are not available, the Company estimates fair value by calculating the present value of future cash flows. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Environmental Liabilities
      The Company accrues for costs associated with the remediation of environmental pollution when it is probable that a liability has been incurred and the Company's proportionate share of the amount can be reasonably estimated.
Any recorded liabilities have not been discounted.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' investment
(Note 14). In 1998, the Company recorded a foreign currency transaction gain of $1.2 million, arising from the repayment of certain foreign subsidiaries' intercompany borrowings denominated in U.S. dollars, which is included in other income in the accompanying statement of income. In 1999, the Company recorded a charge of $2.8 million related to foreign exchange contracts at SPLI, which is included in other expense in the accompanying statement of income (Note 11).
Foreign currency transaction gains and losses included in the accompanying 1997 statement of income are not material.

Forward Contracts
      The Company uses short-term forward foreign exchange contracts to manage certain exposures to foreign currencies. The Company enters into forward foreign exchange contracts to hedge certain firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. These contracts principally hedge transactions denominated in U.S. dollars, British pounds sterling, Japanese yen, French francs, Swiss francs, German marks, Swedish krona, and Netherlands guilders. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates.
Gains and losses arising from forward foreign exchange contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The
Company does not generally enter into speculative foreign currency agreements.
See Note 11 for the effect of SPLI's early adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Recent Accounting Pronouncement
      In December 1999, the Securities and Exchange Commission issued Staff
Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements."
SAB 101 includes requirements for when shipments may be recorded as revenue when the terms of the sale include customer acceptance provisions or an obligation of the seller to install the product. In such instances, SAB 101 generally requires that revenue recognition occur upon customer acceptance and/or at completion of installation. SAB 101 requires that companies conform their revenue recognition practices to the requirements therein during the first quarter of calendar 2000 through recording a cumulative net of tax effect of the change in accounting.
The Company has not completed the analysis to determine the effect that SAB 101 will have on its financial statements.

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

2.    Available-for-sale Investments

      The Company's marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded in the "Accumulated other comprehensive items" component of shareholders' investment.
      The market value of long-term available-for-sale investments at year-end
1999 and 1998 was $1.9 million and $5.6 million, respectively, and the cost basis of long-term available-for-sale investments was $2.4 million and $6.9 million, respectively. The difference between the market value and the cost basis of long-term available-for-sale investments at year-end 1999 and 1998 was $0.5 million and $1.3 million, respectively, which represents gross unrealized losses on those investments.
      Long-term available-for-sale investments are included in other assets in the accompanying balance sheet. The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains recorded in the accompanying statement of income in 1999 and 1998.

3.    Acquisitions

      During the first quarter of 1999, the Company acquired 17,494,684 shares
(or approximately 99%) of Spectra-Physics AB, a Stockholm Stock Exchange-listed company, for approximately 160 Swedish krona per share (approximately $20 per share) in completion of the Company's tender offer to acquire all of the outstanding shares of Spectra-Physics. In March 2000, the Company completed the acquisition of the remaining Spectra-Physics shares outstanding pursuant to compulsory acquisition rules applicable to Swedish companies. The aggregate purchase price was approximately $351.5 million, including related expenses. On the date of acquisition, Spectra-Physics had $39.1 million of cash, which included $30.5 million held by its majority-owned SPLI subsidiary. The accompanying balance sheet as of January 1, 2000, includes $1.9 million accrued for the acquisition of the remaining Spectra-Physics shares outstanding that were purchased in March 2000. Spectra-Physics manufactures a wide range of laser-based instrumentation systems, primarily for the process-control, industrial measurement, construction, research, commercial, and government markets. Spectra-Physics had revenues of approximately $442 million in 1998, with operations throughout North America and Europe, and a presence in the Pacific Rim.
      To finance this acquisition, the Company used a combination of available cash and $200.0 million of borrowings from Thermo Electron, pursuant to a promissory note due August 1999. In August 1999, the Company repaid $50.0 million of the principal amount outstanding under the promissory note and refinanced the balance of the note through borrowings from Thermo Electron due
February 2000. In February 2000, Thermo Electron extended the maturity of the promissory note to August 2000 (Note 6).
      During 1999, the Company's majority-owned subsidiaries made several other acquisitions for approximately $32.4 million in cash, net of cash acquired, subject to post-closing adjustments.
      During 1998, the Company acquired several businesses for $129.6 million in cash, net of cash acquired.
      In March 1997, the Company acquired 95% of Life Sciences International
PLC, a London Stock Exchange-listed company. Subsequently, the Company acquired the remaining shares of Life Sciences' capital stock. The aggregate purchase price for Life Sciences was approximately $442.8 million, net of $55.8 million of cash acquired. The purchase price includes the repayment of $105.0 million of Life Sciences' bank debt. Life Sciences manufactures laboratory science equipment, appliances, instruments, consumables, and reagents for the research, clinical, and industrial markets. In March 1997, to partially finance the acquisition of Life Sciences, the Company borrowed $210.0 million from Thermo
Electron pursuant to a promissory note due March 1999. The Company repaid $105.0 million of this promissory note in September 1997 and the remaining $105.0 million in January 1998. In addition, in June 1997, to finance the repayment of Life Sciences' debt, the Company borrowed $115.0 million from Thermo Electron, which was repaid in September 1997.

3.    Acquisitions (continued)

      On November 6, 1997, Thermo Power Corporation, a majority-owned subsidiary of Thermo Electron, acquired Peek plc. Thereafter, ONIX Systems acquired from
Thermo Power the stock of three businesses comprising the Peek Measurement
Business for $19.1 million, which was paid in 1998. The purchase price was determined based on the net book value of the Peek Measurement Business at November 6, 1997, a pro rata allocation of Thermo Power's total cost in excess of net assets of acquired companies recorded in connection with its acquisition of Peek plc based on the 1997 revenues of the Peek Measurement Business relative to Peek plc's total revenues, plus an estimate of Thermo Power's tax liability that arose from the sale of the business to ONIX Systems. The Peek Measurement
Business manufactures flow and density measurement systems for use in the water/wastewater and oil and gas industries.
      During 1997, the Company made several other acquisitions for approximately
$46.2 million, net of cash acquired, including the repayment of $1.3 million of bank debt, and the issuance of subsidiary stock options valued at an aggregate
$1.7 million. To partially finance 1997 acquisitions, ThermoSpectra borrowed an aggregate of $60.0 million from Thermo Electron pursuant to promissory notes that were repaid in 1999 and Thermo Vision borrowed $3.8 million from Thermo
Electron pursuant to a promissory note due 2000 (Note 6).
      These acquisitions have been accounted for using the purchase method of accounting, and their results have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $606.6 million, which is being amortized over periods not exceeding 40 years.
Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in fiscal 1999, is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates.
      Based on unaudited data, the following table presents selected financial information for the Company, Spectra-Physics, and Life Sciences on a pro forma basis, assuming the Company and Spectra-Physics had been combined since the beginning of 1998, and the Company and Life Sciences had been combined since the beginning of 1997. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

(In thousands except per share amounts)                                     1999         1998        1997
-------------------------------------------------------------------- ------------ ------------ -----------

Revenues                                                             $ 2,132,826  $ 2,102,384  $ 1,645,086
Net Income                                                                81,964      108,101      126,528
Earnings per Share:
 Basic                                                                       .69          .89         1.04
 Diluted                                                                     .63          .82          .95

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of Spectra-Physics and Life Sciences been made at the beginning of 1998 and 1997, respectively.


3.    Acquisitions (continued)

      In July 1998, Metrika Systems acquired the stock of Honeywell-Measurex
Data Measurement Corporation, a wholly owned subsidiary of Honeywell-Measurex
Corporation. During 1999, Metrika Systems received a refund of $0.6 million related to a previously agreed upon purchase price adjustment in connection with the acquisition. Also during 1999, Metrika Systems and Honeywell negotiated a post-closing adjustment under the terms of the purchase agreement pertaining to the determination of the amount of certain assets and liabilities at the date of acquisition for which Honeywell had maintained responsibility. This negotiation resulted in an amount due to Metrika Systems of $7.8 million, all of which was received in three installments during 1999. A corresponding increase in the allowance for bad debts and certain liability accounts has been recorded to reflect the transfer of responsibility for these matters to Metrika Systems.
      In March 1996, the Company completed the acquisition of a substantial portion of the businesses constituting the Scientific Instruments Division of Fisons plc (the Fisons businesses), a wholly owned subsidiary of Rhone-Poulenc
Rorer Inc. (RPR), for approximately $181.2 million, net of $7.7 million of cash acquired, and the assumption of approximately $47.2 million of indebtedness. In
December 1997, the Company and RPR negotiated a post-closing adjustment under the terms of the purchase agreement for the acquisition of the Fisons businesses pertaining to determination of the net assets of the Fisons businesses at the date of acquisition. This negotiation resulted in a refund to the Company of $36.1 million, plus $3.8 million of interest from the date of acquisition. The
Company recorded $33.1 million of the refund as a reduction of cost in excess of net assets of acquired companies. The remaining $3.0 million represented payment for uncollected accounts receivable acquired by the Company that was guaranteed by RPR.
      In connection with its acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task
Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Accrued acquisition expenses are included in other accrued expenses in the accompanying balance sheet.


      A summary of the changes in accrued acquisition expenses for acquisitions completed before and during 1997 is as follows:

                                                1997 Acquisitions
                                       --------------------------------------
                                                   Abandonment
                                                     of Excess                     Pre-1997
(In thousands)                        Severance     Facilities         Other   Acquisitions         Total
--------------------------------- -------------- -------------- ------------- -------------- -------------

Balance at December 28, 1996           $      -       $      -       $     -       $ 19,509       $ 19,509
 Reserves established                     9,021          2,848         2,401              -         14,270
 Increases in reserves related                -              -             -         10,010         10,010
   to 1996 acquisitions
 Usage                                   (4,965)          (309)         (337)       (12,917)       (18,528)
 Decrease due to finalization                (8)             -             -         (4,765)        (4,773)
   of restructuring plans,
   recorded as a decrease in
   cost in excess of net
   assets of acquired
   companies
 Currency translation                        20              3            69           (156)           (64)
                                       --------       --------       -------       --------       --------

Balance at January 3, 1998                4,068          2,542         2,133         11,681         20,424
 Reserves established                     1,078            791            30              -          1,899
 Usage                                   (3,757)        (1,005)         (577)        (2,257)        (7,596)
 Decrease due to finalization              (608)           (63)       (1,346)        (1,004)        (3,021)
   of restructuring plans,
   recorded as a decrease in
   cost in excess of net
   assets of acquired companies
 Currency translation                       (22)            54            49            191            272
                                       --------       --------       -------       --------       --------

Balance at January 2, 1999                  759          2,319           289          8,611         11,978
 Usage                                     (681)          (834)            -           (855)        (2,370)
 Currency translation                       (55)           (65)          (41)          (319)          (480)
                                       --------       --------       -------       --------       --------

Balance at January 1, 2000             $     23       $  1,420       $   248       $  7,437       $  9,128
                                       ========       ========       =======       ========       ========

      The principal accrued acquisition expenses for pre-1997 acquisitions were for severance and abandoned facilities, primarily from the 1996 acquisition of the Fisons businesses. In 1996 and 1997, the Company established reserves for severance for 542 employees of Fisons and for lease obligations for Fisons' former headquarters in Uxbridge, England, and a Fisons operating facility in Hayworth, England, with obligations through 2007. The Company finalized its restructuring plans for the 1996 acquisitions in 1997.

3.    Acquisitions (continued)

      The principal acquisition expenses for 1997 acquisitions were for severance for 368 employees across all functions and for abandoned facilities, primarily at the Life Sciences acquisition. The Life Sciences facilities primarily include an operating location in Runcorn, England, with an obligation through 2014. The amounts captioned as "other" in 1997 primarily represent costs to exit certain joint venture arrangements of Life Sciences. The Company finalized its restructuring plans for the 1997 acquisitions in 1998.
      A summary of accrued acquisition expenses for acquisitions completed during 1998 is as follows:

                                                                 Abandonment
                                                                   of Excess
(In thousands)                                      Severance     Facilities          Other         Total
----------------------------------------------- -------------- -------------- -------------- -------------

 Reserves established                                $  3,400       $  1,311       $    468       $  5,179
 Usage                                                 (1,198)          (403)          (247)        (1,848)
 Currency translation                                      14            (27)            23             10
                                                     --------       --------       --------       --------

Balance at January 2, 1999                              2,216            881            244          3,341
 Reserves established                                     511            313            554          1,378
 Usage                                                 (1,539)          (833)          (730)        (3,102)
 Decrease due to finalization of                         (827)          (255)             -         (1,082)
   restructuring plans, recorded as a
   decrease in cost in excess of net assets
   of acquired companies
 Currency translation                                     (80)            11            (25)           (94)
                                                     --------       --------       --------       --------

Balance at January 1, 2000                           $    281       $    117       $     43       $    441
                                                     ========       ========       ========       ========

      The principal acquisition expenses for 1998 were for severance for 160 employees across all functions and the cancellation of operating leases at a sales and service office in Germany and a manufacturing facility in California, both of which were closed. The amounts captioned as "other" were primarily for employee relocation expenses and moving expenses for two manufacturing facilities. The Company finalized its restructuring plans for the 1998 acquisitions in 1999.
      A summary of accrued acquisition expenses for acquisitions completed during 1999 is as follows:

                                                                 Abandonment
                                                                   of Excess
(In thousands)                                      Severance     Facilities          Other         Total
----------------------------------------------- -------------- -------------- -------------- -------------

 Reserves established                                $  9,186       $  2,247       $  3,642       $ 15,075
 Usage                                                 (3,899)           (71)          (957)        (4,927)
 Currency translation                                    (303)          (111)           (74)          (488)
                                                     --------       --------       --------       --------

Balance at January 1, 2000                           $  4,984       $  2,065       $  2,611       $  9,660
                                                     ========       ========       ========       ========


3.    Acquisitions (continued)

      The principal acquisition expenses for 1999 acquisitions are severance for approximately 175 employees across all functions and for abandoned facilities, primarily at Spectra-Physics. The Spectra-Physics facilities include operating facilities in Sweden, Germany, and France with lease terms through 2000. The amounts captioned as "other" primarily represent relocation, contract termination, and other exit costs. The Company expects to pay amounts accrued for severance and other primarily in 2000 and amounts accrued for abandoned facilities over the respective lease terms. The Company finalized its restructuring plans for Spectra-Physics in 1999. Unresolved matters at year-end
1999 include completion of planned severances and abandonment of excess facilities for other acquisitions completed in 1999. Such matters will be resolved no later than one year from the respective acquisition dates.
      In connection with the acquisition of Spectra-Physics, the Company acquired 4,162,000 shares of FLIR Systems, Inc. common stock. FLIR designs, manufactures, and markets thermal imaging and broadcast camera systems that detect infrared radiation or heat emitted directly by all objects and materials.
The Company accounts for its investment in FLIR using the equity method with a one quarter lag to ensure the availability of FLIR's operating results in time to enable the Company to include its pro rata share of FLIR's results with its own. During FLIR's first calendar quarter of 1999, FLIR recorded a loss in connection with a pooling-of-interests transaction and certain restructuring actions. The Company has recorded its pro rata share of this loss, $5.1 million, in equity in losses of unconsolidated subsidiaries in the accompanying 1999 statement of income. In addition, as a result of the pooling consummated by FLIR and related issuance of FLIR shares in March 1999, the Company's pro rata share of FLIR's equity decreased to 29.4% from 34.6% prior to the transaction. This decrease totaled $6.0 million and has been recorded as a loss in equity in losses of unconsolidated subsidiaries in the accompanying 1999 statement of income, pursuant to Securities and Exchange Commission SAB 51. The Company's investment in FLIR is included in other assets in the accompanying 1999 balance sheet.

4.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others. These plans permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. Generally, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options in the Company to outside directors pursuant to a formula approved by the Company's shareholders. Options in the Company awarded under this plan are immediately exercisable and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron.


4.    Employee Benefit Plans (continued)

      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 669,000 shares at a weighted average exercise price of $29.69 per share elected to participate in this exchange and, as a result, received options to purchase 334,000 shares of Company common stock at $13.11 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders could not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.
      In 1999, the Company awarded 12,300 shares of restricted Company common stock to certain key employees. The shares had an aggregate value of $0.2 million and vest three years from the date of award, assuming continued employment, with certain exceptions. Also in 1999, certain of the Company's majority-owned subsidiaries awarded shares of restricted common stock of their respective companies. The shares of subsidiary common stock have the same terms as the Company's restricted common stock and had an aggregate value of $0.3 million. The Company has recorded the fair value of the restricted stock as deferred compensation in the accompanying balance sheet and is amortizing such amount over the vesting period.
      A summary of the Company's stock option activity is as follows:

                                                       1999               1998                 1997
                                               ------------------  ------------------  -------------------
                                                         Weighted            Weighted            Weighted
                                                          Average             Average             Average
                                                         Exercise            Exercise            Exercise
                                                            Price               Price               Price
                                                Number               Number              Number
                                                    of                   of                  of
(Shares in thousands)                           Shares               Shares              Shares
---------------------------------------------- -------- ---------- --------- --------- --------- ---------

Options Outstanding, Beginning of Year            3,888    $14.57     4,365     $16.83     4,066     $13.98
 Granted                                          1,265     13.42       698      13.30       727      30.24
 Assumed in merger with subsidiary (Note 17)      1,082      7.45         -          -         -          -
 Exercised                                         (186)     9.51      (325)      9.23      (263)      9.50
 Forfeited                                         (291)    16.67      (181)     17.88      (165)     17.56
 Canceled due to exchange                             -         -      (669)     29.69         -          -
                                                  -----               -----                -----

Options Outstanding, End of Year                  5,758    $13.04     3,888     $14.57     4,365     $16.83
                                                  =====    ======     =====     ======     =====     ======

Options Exercisable                               5,758    $13.04     3,886     $14.56     4,365     $16.83
                                                  =====    ======     =====     ======     =====     ======

Options Available for Grant                       2,254               2,498                2,346
                                                  =====               =====                =====


      A summary of the status of the Company's stock options at January 1, 2000, is as follows:

                                                              Options Outstanding and Exercisable
                                                      ----------------------------------------------------
Range of Exercise Prices                                   Number             Weighted           Weighted
                                                               of              Average            Average
                                                           Shares            Remaining           Exercise
                                                    (In thousands)    Contractual Life              Price
---------------------------------------------- -------------------- ------------------- ------------------

$  1.82 - $  9.20                                             994            8.0 years              $ 7.21
   9.21 -   16.59                                           4,380            5.4 years               13.08
  16.60 -   23.98                                              35            5.2 years               17.29
  23.99 -   31.37                                             349            7.2 years               28.61
                                                            -----

$  1.82 - $ 31.37                                           5,758            6.0 years              $13.04
                                                            =====

Employee Stock Purchase Program
      Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Under this program, shares of the Company's and Thermo
Electron's common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and shares purchased are subject to a one-year resale restriction. Prior to the 1998 program year, shares of the Company's and Thermo Electron's common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period and the shares purchased were subject to a six- month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1999 and 1997, the Company issued 22,000 and 52,000 shares, respectively, of its common stock under this program. No shares of Company common stock were issued under this program during 1998.

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

(In thousands except per share amounts)                                          1999      1998      1997
--------------------------------------------------------------------------- ---------- --------- ---------

Net Income:
 As reported                                                                $  87,799  $104,084  $ 147,258
 Pro forma                                                                     78,517    96,922    143,083

Basic Earnings per Share:
 As reported                                                                      .74       .86       1.21
 Pro forma                                                                        .66       .80       1.18

Diluted Earnings per Share:
 As reported                                                                      .67       .79       1.09
 Pro forma                                                                        .61       .74       1.06


4.    Employee Benefit Plans (continued)

      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years.
Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $4.11, $3.93, and $11.09 in 1999, 1998, and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                 1999      1998      1997
--------------------------------------------------------------------------- ---------- --------- ---------

Volatility                                                                        31%       29%        28%
Risk-free Interest Rate                                                          5.5%      4.5%       5.9%
Expected Life of Options                                                    3.6 years 3.8 years  5.2 years

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

401(k) Savings Plan
      The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the plan are made by both the employee and the Company. Company contributions are based on the level of employee contributions. For this plan, the Company contributed and charged to expense $5.5 million, $4.2 million, and $4.7 million in 1999, 1998, and 1997, respectively.

Defined Benefit Pension Plans
      Two of the Company's German subsidiaries and one of its U.K. subsidiaries have defined benefit pension plans covering substantially all full-time employees at the respective subsidiaries. One of the German subsidiaries' plans is unfunded. Net periodic benefit costs for the plans in aggregate included the following components:

(In thousands)                                                                     1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Service Cost                                                                    $ 2,639  $  2,859  $ 3,104
Interest Cost on Benefit Obligation                                               3,899     4,414    4,188
Expected Return on Plan Assets                                                   (5,264)   (6,616)  (6,406)
Recognized Net Actuarial Gain                                                       (34)      (39)     (45)
Amortization of Unrecognized Gain                                                   (23)      (50)     (67)
Amortization of Unrecognized Initial Obligation                                      41        43       44
                                                                                -------  --------  -------

                                                                                $ 1,258  $    611  $   818
                                                                                =======  ========  =======

      The activity under the Company's defined benefit plans is as follows:

(In thousands)                                                                            1999       1998
----------------------------------------------------------------------------------- ----------- ----------

Change in Benefit Obligation:
 Benefit obligation, beginning of year                                                $ 77,013    $ 62,584
 Service cost                                                                            2,639       2,859
 Interest cost                                                                           3,899       4,414
 Benefits paid                                                                          (1,876)     (1,794)
 Actuarial (gain) loss                                                                  (5,288)      6,957
 Currency translation                                                                   (4,625)      1,993
                                                                                      --------    --------

 Benefit obligation, end of year                                                        71,762      77,013
                                                                                      --------    --------

Change in Plan Assets:
 Fair value of plan assets, beginning of year                                           79,893      68,676
 Company contributions                                                                     186         186
 Benefits paid                                                                          (1,482)     (1,391)
 Actual return on plan assets                                                           13,981      11,144
 Currency translation                                                                   (3,185)      1,278
                                                                                       -------     -------

 Fair value of plan assets, end of year                                                 89,393      79,893
                                                                                       -------     -------

Funded Status                                                                           17,631       2,880
Unrecognized Net Actuarial Gain                                                        (14,595)       (967)
Unrecognized Initial Obligation                                                            155         226
                                                                                      --------    --------

Prepaid Pension Costs                                                                 $  3,191    $  2,139
                                                                                      ========    ========

      The aggregate projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $17.7 million, $14.6 million, and $5.2 million, respectively, at year-end 1999 and $19.1 million, $16.4 million, and $5.7 million, respectively, at year-end 1998.
      The weighted average rates used to determine the net periodic pension costs were as follows:

                                                                              1999        1998       1997
------------------------------------------------------------------------ ---------- ----------- ----------

Discount Rate                                                                 5.1%        7.0%        8.2%
Rate of Increase in Salary Levels                                             4.4%        6.3%        7.7%
Expected Long-term Rate of Return on Assets                                   6.9%        9.7%        9.7%

Other Retirement Plans
      Certain of the Company's subsidiaries offer other retirement plans in lieu of participation in the Thermo Electron 401(k) savings plan. Company contributions to these plans are based on formulas determined by the Company.
For these plans, the Company contributed and charged to expense $7.2 million, $6.4 million, and $5.3 million in 1999, 1998, and 1997, respectively.



5.    Income Taxes

      The components of income before provision for income taxes, minority interest, and extraordinary item are as follows:

(In thousands)                                                                   1999      1998      1997
--------------------------------------------------------------------------- ---------- --------- ---------

Domestic                                                                    $ 101,347  $119,584  $ 186,133
Foreign                                                                        78,336    74,332     61,884
                                                                            ---------  --------  ---------

                                                                            $ 179,683  $193,916  $ 248,017
                                                                            =========  ========  =========

      The components of the provision for income taxes are as follows:

(In thousands)                                                                   1999      1998      1997
--------------------------------------------------------------------------- ---------- --------- ---------

Currently Payable:
 Federal                                                                     $ 37,310   $35,085   $ 47,121
 State                                                                          7,302     6,263      8,154
 Foreign                                                                       35,259    30,775     26,242
                                                                             --------   -------   --------

                                                                               79,871    72,123     81,517
                                                                             --------   -------   --------

Net Deferred (Prepaid):
 Federal                                                                       (4,322)    2,721      3,860
 State                                                                              2       304        819
 Foreign                                                                         (114)     (474)     1,917
                                                                             --------   -------   --------

                                                                               (4,434)    2,551      6,596
                                                                             --------   -------   --------

                                                                             $ 75,437   $74,674   $ 88,113
                                                                             ========   =======   ========

      The Company and its majority-owned subsidiaries receive a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $1.1 million, $1.5 million, and $1.6 million of such benefits of the Company and its majority-owned subsidiaries that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions, in 1999, 1998, and 1997, respectively. The provision for income taxes that is currently payable does not reflect $3.5 million, $4.4 million, and $2.4 million of tax benefits used to reduce cost in excess of net assets of acquired companies in 1999, 1998, and 1997, respectively.

5.    Income Taxes (continued)

      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes, minority interest, and extraordinary item due to the following:

(In thousands)                                                                  1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Provision for Income Taxes at Statutory Rate                                $ 62,889   $ 67,871   $ 86,806
Increases (Decreases) Resulting From:
 Gain on issuance of stock by subsidiaries                                         -     (6,504)   (16,241)
 Foreign tax rate and tax loss differential                                    6,330      4,285      6,500
 State income taxes, net of federal tax                                        4,747      4,269      5,832
 Amortization of cost in excess of net assets of acquired                      5,502      5,344      4,492
companies
 Tax benefit of foreign sales corporation                                     (3,385)    (2,606)    (2,517)
 Research and development tax credit claims from prior years                  (1,740)         -          -
 Other, net                                                                    1,094      2,015      3,241
                                                                            --------   --------   --------

                                                                            $ 75,437   $ 74,674   $ 88,113
                                                                            ========   ========   ========

      Deferred tax asset and deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                                                             1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Deferred Tax Asset:
 Tax loss carryforwards                                                                $ 39,220   $ 51,563
 Inventory basis difference                                                              25,600     22,557
 Reserves and accruals                                                                   25,104     27,192
 Accrued compensation                                                                     8,518      7,733
 Allowance for doubtful accounts                                                          4,251      4,358
                                                                                       --------   --------

                                                                                        102,693    113,403
 Less:  Valuation allowance                                                              39,220     51,563
                                                                                       --------   --------

                                                                                       $ 63,473   $ 61,840
                                                                                       ========   ========

Deferred Income Taxes:
 Depreciation                                                                          $  9,889   $ 17,631
 Intangible assets                                                                       (4,392)     7,840
 Other, net                                                                              16,537      3,807
                                                                                       --------   --------

                                                                                       $ 22,034   $ 29,278
                                                                                       ========   ========

      The valuation allowance relates to uncertainty surrounding the realization of certain tax assets, including $116.2 million of foreign tax loss carryforwards and $6.1 million of certain federal tax loss carryforwards in 1999, the realization of which is limited to the future income of certain subsidiaries. Of the $116.2 million of foreign tax loss

5.    Income Taxes (continued)

carryforwards, approximately $60 million expire from 2000 through 2009 and the remainder do not expire. The federal tax loss carryforwards expire from 2000 through 2012. The decrease in the valuation allowance results primarily from the expiration of acquired foreign net operating loss carryforwards. Any tax benefit resulting from the use of acquired loss carryforwards is used to reduce cost in excess of net assets of acquired companies.
      The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in the common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.
      A provision has not been made for U.S. or additional foreign taxes on approximately $391 million of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

6.    Short- and Long-term Obligations

Short-term Obligations
      Short-term obligations and current maturities of long-term obligations in the accompanying balance sheet includes $94.1 million and $59.4 million of bank borrowings at several of the Company's foreign subsidiaries at year-end 1999 and 1998, respectively, including borrowings under an arrangement with Barclays Bank
(Note 1). The weighted average interest rate for these borrowings was 4.0% and 3.4% at year-end 1999 and 1998, respectively.
      At year-end 1999, the Company had borrowings of $36.2 million under a domestic cash management arrangement with Thermo Electron (Note 1). The borrowings bear interest at a rate equal to the 30-day Dealer Commercial Paper
Rate plus 150 basis points, set at the beginning of each month, provided such rate shall be reduced to the Dealer Commercial Paper Rate plus 50 basis points to the extent of any funds invested by the Company's majority-owned subsidiaries in this arrangement. The weighted average interest rate for these borrowings was
6.0 % at year-end 1999.
      At year-end 1999, the Company had borrowings of $24.2 million under arrangements with a wholly owned subsidiary of Thermo Electron (Note 1). The weighted average interest rate for these borrowings was 4.0% at year-end 1999.
      At year-end 1998, certain of the Company's Netherlands-based subsidiaries had borrowings of $6.1 million under an arrangement with a wholly owned subsidiary of Thermo Electron (Note 1). The weighted average interest rate for these borrowings was 4.5% at year-end 1998.
      Unused lines of credit, including amounts available under arrangements with a wholly owned subsidiary of Thermo Electron, were $147.9 million at year-end 1999. Borrowings under lines of credit are generally guaranteed by Thermo Electron.
      In addition, in February 1999, to finance the acquisition of Spectra-Physics, the Company borrowed $200.0 million from Thermo Electron pursuant to a promissory note due August 1999 (Note 3). In August 1999, the Company repaid $50.0 million of the principal amount outstanding under the promissory note and refinanced the balance of the note through borrowings from Thermo Electron due February 2000. In February 2000, Thermo Electron extended the maturity of the promissory note to August 2000. The borrowings bear interest at a rate equal to the 30-day Dealer Commercial Paper Rate plus 150 basis points, set at the beginning of each month, provided such rate shall be reduced to the Dealer Commercial Paper Rate plus 50 basis points to the extent of any funds invested by the Company's majority-owned subsidiaries in the domestic cash management arrangement with Thermo Electron. The interest rate for the promissory note was 6.0% at year-end 1999.

6.    Short- and Long-term Obligations (continued)

Long-term Obligations

(In thousands except per share amounts)                                                     1999     1998
-------------------------------------------------------------------------------------- ---------- --------

3 3/4% Senior Convertible Note to Parent Company, Due 2000,                            $ 140,000  $140,000
 Convertible at $13.55 per Share
3 3/4% Senior Convertible Debentures, Due 2000, Convertible at                                 -    14,542
 $13.55 per Share
4 1/2% Senior Convertible Debentures, Due 2003, Convertible at                           172,500   172,500
 $34.46 per Share
4% Subordinated Convertible Debentures, Due 2005, Convertible at                         250,000   250,000
 $35.65 per Share (a)
5% Subordinated Convertible Debentures, Due 2000, Convertible Into Shares                 61,031    67,931
 of ThermoQuest at $16.50 per Share
5% Subordinated Convertible Debentures, Due 2000, Convertible Into Shares of              68,985    71,505
 Thermo Optek at $13.94 per Share
10.23% Mortgage Loan Secured by Property with a Net Book Value of $14,601,                 6,187     7,319
 Payable in Monthly Installments with Final Payments in 2004
Promissory Notes to Parent Company from ThermoSpectra, Due 1999 (b)                            -    60,000
Promissory Note to Parent Company from Thermo Vision, Due 2000 (b)                         3,800     3,800
Other                                                                                     35,981    21,179
                                                                                       ---------  --------

                                                                                         738,484   808,776
Less:  Current Maturities of Long-term Obligations                                       141,990    65,333
                                                                                       ---------  --------

                                                                                       $ 596,494  $743,443
                                                                                       =========  ========
(a) The Company used a portion of the proceeds from the 4% subordinated convertible debentures to repay a $105.0 million promissory note to Thermo
    Electron.
(b) Bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The interest rate for the notes outstanding at year-end 1999 and 1998 was 5.55% and 5.36%, respectively.

      The senior convertible debentures are guaranteed on a senior basis by Thermo Electron. The 4% subordinated convertible debentures of the Company and the 5% subordinated convertible debentures of ThermoQuest and Thermo Optek are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee. The terms of the debentures of ThermoQuest and Thermo Optek will require repayment of the obligations upon completion of the transactions described in Note 18.
      On February 15, 2000, the Company's $140.0 million principal amount 3 3/4% senior convertible note was converted by Thermo Electron into 10,334,620 shares of Company common stock. Accordingly, the note has been classified as noncurrent at year-end 1999 (Note 18).
      The annual requirements for long-term obligations as of January 1, 2000, excluding the $140.0 million note converted to equity by Thermo Electron in February 2000, are $142.0 million in 2000; $7.2 million in 2001; $7.8 million in 2002; $179.8 million 2003; $0.7 million in 2004; and $261.0 million in 2005 and thereafter. Total future requirements of long-term obligations are $598.5 million.


6.    Short- and Long-term Obligations (continued)

      During 1999, 1998, and 1997, convertible obligations of $9.3 million, $7.6 million, and $38.9 million, respectively, were converted into common stock of the Company or its subsidiaries.
      During 1999, ThermoQuest and Thermo Optek repurchased an aggregate $9.4 million principal amount of their subordinated convertible debentures for $9.2 million in cash, resulting in a nominal gain. During 1998, ThermoQuest and Thermo Optek repurchased an aggregate $14.3 million principal amount of their subordinated convertible debentures for $13.3 million in cash, resulting in an extraordinary gain of $0.5 million, net of taxes and minority interest of $0.4 million. The extraordinary gain recorded by the Company did not affect the reported amounts of 1998 basic and diluted earnings per share.
      See Note 12 for the fair value information pertaining to the Company's long-term obligations.

7.    Commitments and Contingencies

Operating Leases
      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $40.9 million, $32.4 million, and $28.2 million in 1999, 1998, and 1997, respectively. Future minimum payments due under noncancelable operating leases at January 1, 2000, are $28.0 million in 2000; $23.5 million in 2001; $19.5 million in 2002; $15.5 million in 2003; $12.1 million in 2004; and $19.5 million in 2005 and thereafter. Total future minimum lease payments are $118.1 million.

Contingencies
      ThermoQuest's Finnigan Corporation subsidiary has filed complaints against Bruker-Franzen Analytik GmbH and its U.S. affiliate, and Hewlett-Packard
Company, for alleged violation of two U.S. patents owned by Finnigan pertaining to methods used in ion-trap mass spectrometers. The complaint was filed in the U.S. District Court for the District of Massachusetts. Finnigan has asked for damages to compensate for the infringement, and for injunctions against further infringement.
      The District Court action was stayed pending completion of a parallel investigation by the United States International Trade Commission (ITC). In
April 1998, the ITC determined that the defendants did not engage in unfair practices in U.S. import trade with respect to the Finnigan patents, and that the Finnigan patents are invalid and/or not infringed. Finnigan appealed the ITC's determination with respect to one of its patents to the United States
Court of Appeals for the Federal Circuit (CAFC). The CAFC issued its decision in June 1999 affirming the ITC's determination of noninfringement but reversing the ITC's determination of invalidity.
      Bruker presented counterclaims in the ITC investigation. The counterclaims were removed to the District Court in Massachusetts and also stayed. These claims allege that the Finnigan patents are invalid and unenforceable and are not infringed by the mass spectrometers manufactured by Bruker. They also allege that Finnigan has violated U.S. and Massachusetts antitrust laws and engaged in unfair competition by attempting to maintain a monopoly position and restrain trade through enforcement of allegedly fraudulently obtained patents. Bruker has asked for judgment consistent with its counterclaims, and for three times the antitrust damages (including attorneys' fees) it has sustained.
      The stays on both cases in the District Court in Massachusetts have been lifted and the cases are proceeding in the District Court.
      In February 1999, Finnigan filed complaints against Bruker-Franzen
Analytik GmbH and Hewlett-Packard GmbH, in District Court in Dusseldorf,
Germany, for violation of four German patents owned by Finnigan. The patents pertain to methods used in ion-trap mass spectrometers. Bruker and Hewlett-Packard have challenged the validity of these patents in Federal Patent
Court in Munich. Bruker has filed a complaint against Finnigan in District Court in Dusseldorf for alleged violation of two German patents owned by Bruker.

7.    Commitments and Contingencies (continued)

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

Letters of Credit
      Outstanding letters of credit, principally related to performance bonds, totaled $71.8 million at January 1, 2000.

8.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues, excluding the revenues of SPLI. SPLI, acquired indirectly by the Company as part of its acquisition of Spectra-Physics in February 1999, does not participate in the corporate services agreement and, as a result, the Company is not charged the fee based on SPLI's revenues. The Company paid an amount equal to 0.8% and 1.0% of the Company's revenues in 1998 and 1997, respectively. For these services, the Company was charged $15.7 million, $13.3 million, and $15.9 million in 1999, 1998, and 1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo
Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Cash Management
      The Company invests excess cash and borrows short-term funds under arrangements with Thermo Electron as discussed in Note 1.

Short- and Long-term Obligations
      See Notes 6 and 18 for short- and long-term obligations of the Company held by Thermo Electron.

9.    Common Stock

      At January 1, 2000, the Company had reserved 30,350,000 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's convertible obligations.

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

                                                                                1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

ThermoQuest                                                                      90%        89%        88%
Thermo Optek                                                                     93%        93%        91%
Thermo BioAnalysis                                                               67%        62%        70%
Metrika Systems                                                                  70%        67%        60%
ONIX Systems                                                                     80%        80%        87%
Thermo Vision (a)                                                                78%        78%        78%
ThermoSpectra (b)                                                                90%        82%        77%
Spectra-Physics Lasers, Inc. (c)                                                 80%          -          -

(a) In January 2000, Thermo Vision was taken private (Note 17).
(b) Minority interest in ThermoSpectra in 1999 is held by Thermo Electron (Note 17).
(c) Acquired indirectly as part of the acquisition of Spectra-Physics AB (Note 3).


11.   Restructuring and Other Unusual Costs (Income), Net

      In response to a downturn in business at many of its operating units, the Company and its subsidiaries recorded restructuring and related costs and other unusual costs of $31.8 million in 1998, including restructuring costs of $21.6 million, inventory write-downs of $8.6 million, and other unusual costs of $1.6 million, discussed below. The charges occurred as a result of an economic crisis in Asia; a related downturn in the semiconductor industry; and depressed prices in the oil, petrochemical, and natural resources industries.
      Restructuring costs of $21.6 million, which were accounted for in accordance with EITF 94-3, consist of $15.7 million related to severance costs for approximately 729 employees across all functions, $3.7 million related primarily to facility-closing costs, $0.8 million for the write-off of cost in excess of net assets of acquired companies for a business that was closed, $1.0 million for miscellaneous items, including costs for terminating certain contracts and agency relationships, and $0.4 million related to the loss on the sale of a division. The charge for facility-closing costs includes $1.7 million for lease payments on abandoned facilities, primarily for manufacturing facilities in the United Kingdom with lease obligations through 2000, and $2.0 million to write-down related fixed assets. These actions were undertaken to reduce costs as a response to the lower volume of business at the operating units, and occurred across the Company's principal businesses. In addition, the Company recorded $8.6 million of inventory write-downs, included in cost of revenues in the accompanying statement of income, related to the discontinuation of certain product lines and increased excess and obsolescence reserves associated with lower product demand.
      During 1998, the Company had terminated approximately 500 employees and had expended $7.4 million of the established reserves. During 1999, the Company terminated 216 additional employees and recorded additional restructuring costs of $3.4 million. The restructuring costs consist of $1.5 million of costs related to severance for 32 employees, $1.3 million for facility-closing costs, $0.1 million for the write-off of fixed assets no longer of use, and $0.7 million of other restructuring costs. In addition, the Company determined that 38 employees would not be terminated and also settled certain severance matters for less than what had been accrued. Accordingly, the Company reversed an aggregate $2.3 million of previously established restructuring reserves. In connection with these actions, the Company expects to incur additional restructuring costs totaling $0.1 million in 2000, which are not permitted as charges until incurred pursuant to the requirements of EITF 94-3. Accrued restructuring costs are included in other accrued expenses in the accompanying balance sheet.
      In connection with its acquisition of Spectra-Physics (Note 3), the Company recorded an adjustment to cost of revenues of $6.7 million relating to the sale of inventories that were revalued on the date of acquisition. Of this amount, $3.5 million was recorded by the Measurement and Control segment and $3.2 million by the Optical Technologies segment.
      In addition, the Company's Measurement and Control segment recorded unusual charges of $11.1 million relating to the Company's equity investment in FLIR, which was acquired in connection with the acquisition of Spectra-Physics
(Note 3). This charge was recorded to equity in losses of unconsolidated subsidiaries in the accompanying statement of income.
      Prior to its acquisition by the Company, SPLI elected early adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."
The Company has not elected early adoption of SFAS No. 133, although it must adopt the statement no later than 2001. Under SFAS No. 133, SPLI is permitted under certain conditions to enter foreign exchange contracts to hedge anticipated transactions without recording gains and losses on such contracts in income. Such contracts are deemed speculative hedges under SFAS No. 52, "Foreign
Currency Translation," and must be marked to market with the resulting gain or loss reported as a component of the Company's results of operations. During
1999, the Company recorded a loss on foreign exchange contracts entered into by SPLI of $2.8 million, which is included in other expense in the accompanying statement of income. The Company's results may continue to be affected by such transactions during 2000.


11.   Restructuring and Other Unusual Costs (Income), Net (continued)

      In December 1996, five former employees of the Company's Epsilon
Industrial, Inc. subsidiary sought damages in an arbitration proceeding for alleged breaches of agreements entered into with such employees prior to Epsilon's acquisition by the Company. The arbitrators rendered a decision with respect to such claims during 1998, and the Company recorded $1.6 million of unusual costs related to the resolution of this matter in 1998.
      Unusual income, net, in 1997 reflects a gain of $2.2 million recognized by ThermoSpectra on the sale of its Linac business for $5.0 million in cash and $2.1 million in equity securities. In addition, ThermoSpectra recorded restructuring costs of $0.9 million, primarily related to severance costs for 40 employees terminated during the year.
      The Company recorded restructuring and other unusual costs, net, as follows:

                                                                 Abandonment
                                                                   of Excess
(In thousands)                                      Severance     Facilities          Other         Total
----------------------------------------------- -------------- -------------- -------------- -------------

1997 Restructuring Plan
 Costs incurred in 1997 (a)                           $   953        $     -        $     -        $   953
 1997 Usage                                              (709)             -              -           (709)
                                                      -------        -------        -------        -------

 Balance at January 3, 1998 (b)                           244              -              -            244
 1998 Usage                                              (244)             -              -           (244)
                                                      -------        -------        -------        -------

 Balance at January 2, 1999 and
   January 1, 2000                                    $     -        $     -        $     -        $     -
                                                      =======        =======        =======        =======

1998 Restructuring Plan
 Costs incurred in 1998 (c)                           $15,700        $ 1,656        $ 1,045        $18,401
 1998 Usage                                            (6,630)          (418)          (390)        (7,438)
 Currency translation                                     211             24             27            262
                                                      -------        -------        -------        -------

 Balance at January 2, 1999 (d)                         9,281          1,262            682         11,225
 Costs incurred in 1999 (e)                             1,486          1,280            652          3,418
 Reversal of reserves (f)                              (2,101)          (217)             -         (2,318)
 1999 Usage                                            (7,205)        (2,046)          (743)        (9,994)
 Currency translation                                    (568)           (55)           (26)          (649)
                                                      -------        -------        -------        -------

 Balance at January 1, 2000 (g)                       $   893        $   224        $   565        $ 1,682
                                                      =======        =======        =======        =======

(a) Excludes a $2.2 million gain on the sale of a business in the Optical Technologies segment.
(b) The balance of accrued severance at year-end 1997 represents amounts for planned severances in the
    Optical Technologies segment.  The severances occurred in 1998.
(c) Reflects restructuring and other unusual costs of $11.3 million, $4.8 million, and $2.3 million in the Optical Technologies, Life Sciences, and
    Measurement and Control segments, respectively. Excludes noncash charges of
    $1.1 million, $1.1 million, and $1.0 million in the Optical Technologies,
    Life Sciences, and Measurement and Control segments, respectively, and $1.6 million of cash costs related to an arbitration matter, which was paid in
    1998.
(d) The balance of accrued severance at year-end 1998 represents amounts for planned severances principally at the Optical Technologies and Life Sciences segments, substantially all of which occurred in 1999. The balance of accrued abandoned facility costs represents lease costs that will be paid through 2000. The balance of accrued other represents exit costs at the
    Optical Technologies segment, for costs that will be paid through 2000.


11.   Restructuring and Other Unusual Costs (Income), Net (continued)

(e) Reflects restructuring costs of $3.1 million and $0.3 million in the Optical
    Technologies and Measurement and Control segments, respectively. Excludes a noncash asset write-down of $0.1 million in the Measurement and Control segment.
(f) Reflects reversals of previously recorded restructuring costs of $1.4 million, $0.6 million, and $0.3 million in the Optical Technologies, Measurement and Control, and Life Sciences segments, respectively.
(g) The balance of accrued severance at year-end 1999 represents severance obligations, principally at the Optical Technologies and Measurement and Control segments. These payments will occur primarily through 2000. The balance of accrued abandoned facility costs represent lease costs that will be paid during 2000. The balance of accrued other represents exit costs at the Optical Technologies segment, expected to be paid during 2000.

12.   Fair Value of Financial Instruments

      The Company's financial instruments consist primarily of cash and cash equivalents, advance to affiliate, accounts receivable, long-term available-for-sale investments, short-term obligations and current maturities of long-term obligations, accounts payable, due to parent company and affiliated companies, long-term obligations, and forward foreign exchange contracts. The carrying amounts of these financial instruments, with the exception of available-for-sale investments, current maturities of convertible obligations, long-term obligations, and forward foreign exchange contracts, approximate fair value due to their short-term nature.
      Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices (Note 2).
      The carrying amounts and fair value of the Company's long-term obligations and off-balance-sheet financial instruments are as follows:

                                                                        1999                  1998
                                                                -------------------   --------------------
                                                                Carrying       Fair   Carrying       Fair
(In thousands)                                                    Amount      Value     Amount      Value
-------------------------------------------------------------- ---------- ---------- ---------- ----------

Current Maturities of Convertible Obligations                   $130,016   $126,879   $      -   $       -
                                                                ========   ========   ========   =========

Long-term Obligations:
 Convertible obligations                                        $562,500   $452,388   $716,478   $ 668,978
 Other                                                            33,994     35,614     26,965      29,440
                                                                --------   --------   --------   ---------

                                                                $596,494   $488,002   $743,443   $ 698,418
                                                                ========   ========   ========   =========

Off-balance-sheet Financial Instruments:
 Forward foreign exchange contracts payable                               $     400             $      828

      The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year-ends.
      The notional amounts of forward foreign exchange contracts outstanding, excluding the contracts at SPLI discussed below, totaled $76.2 million and $28.4 million at year-end 1999 and 1998, respectively. The fair value of such contracts is the estimated amount that the Company would receive or pay if it were to terminate the contracts,

12.   Fair Value of Financial Instruments (continued)

taking into account the change in foreign exchange rates. The forward foreign exchange contracts of SPLI that are not hedges of firm commitments are recorded in the balance sheet at fair value. The fair value of these contracts was $2.0 million at year-end 1999 and is included in other deferred items in the accompanying balance sheet (Note 11).

13.   Business Segment and Geographical Information

      The Company's businesses operate in three instrumentation segments: Life
Sciences, Optical Technologies, and Measurement and Control. The Life Sciences segment, which includes Thermo BioAnalysis (excluding its Eberline Heath Physics business for periods prior to July 1998, when Thermo BioAnalysis contributed this business to a joint venture in the Measurement and Control segment), ThermoQuest, and certain wholly owned subsidiaries, develops and manufactures systems for drug discovery and medical diagnosis and for chemical analysis at ultratrace levels. The Optical Technologies segment, which includes Thermo
Optek, ThermoSpectra, Thermo Vision, SPLI, and certain wholly owned subsidiaries, develops and manufactures optical and energy-based analytical systems; high-power laser systems; and industrial imaging, inspection, and measurement instruments. The Measurement and Control segment, which generally includes ONIX Systems, Metrika Systems, and certain of the Company's wholly owned subsidiaries, including businesses of Spectra-Physics AB, acquired in February 1999, develops and manufactures on-line systems for industrial processes and quality control, field-measurement instruments, and real-time sensors.



(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Business Segment Information
Revenues:
   Life Sciences                                                        $  715,665  $  652,221  $  612,011
   Optical Technologies                                                    802,008     677,079     715,296
   Measurement and Control                                                 585,489     342,435     283,429
   Intersegment sales eliminations (a)                                      (9,625)    (11,754)    (18,422)
                                                                        ----------  ----------  ----------

                                                                        $2,093,537  $1,659,981  $1,592,314
                                                                        ==========  ==========  ==========
Income Before Provision for Income Taxes, Minority Interest,
and  Extraordinary Item:
   Life Sciences (b)                                                    $  103,195  $   85,119  $   89,587
   Optical Technologies (c)                                                 79,393      70,013      93,067
   Measurement and Control (d)                                              38,695      31,414      37,192
   Corporate (e)                                                            (3,319)     (1,126)       (592)
                                                                        ----------  ----------  ----------

   Total operating income                                                  217,964     185,420     219,254
   Interest and other income (expense), net                                (38,281)      8,496      28,763
                                                                        ----------  ----------  ----------

                                                                        $  179,683  $  193,916  $  248,017
                                                                        ==========  ==========  ==========

Total Assets:
   Life Sciences                                                        $1,080,857  $1,082,438  $  941,342
   Optical Technologies                                                  1,069,318     865,472     888,880
   Measurement and Control                                                 726,983     424,318     372,238
   Corporate (f)                                                             8,200     193,546     148,693
                                                                        ----------  ----------  ----------

                                                                        $2,885,358  $2,565,774  $2,351,153
                                                                        ==========  ==========  ==========
Depreciation and Amortization:
   Life Sciences                                                        $   28,504  $   26,863  $   23,982
   Optical Technologies                                                     32,867      26,414      26,292
   Measurement and Control                                                  19,839      11,733       7,686
   Corporate                                                                    34          68          91
                                                                        ----------  ----------  ----------

                                                                        $   81,244  $   65,078  $   58,051
                                                                        ==========  ==========  ==========

Capital Expenditures:
   Life Sciences                                                        $   13,350  $   14,691  $    9,520
   Optical Technologies                                                     28,171      12,718      11,051
   Measurement and Control                                                  10,019       3,473       8,594
   Corporate                                                                   137          20          33
                                                                        ----------  ----------  ----------

                                                                        $   51,677  $   30,902  $   29,198
                                                                        ==========  ==========  ==========


13.   Business Segment and Geographical Information (continued)

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Geographical Information
Revenues (g):
   United States                                                        $1,379,405 $1,067,995  $1,010,964
   England                                                                 300,546    281,431     296,570
   Germany                                                                 217,969    176,584     172,696
   Other                                                                   549,800    400,035     380,179
   Transfers among geographical areas (a)                                 (354,183)  (266,064)   (268,095)
                                                                        ---------- ----------  ----------

                                                                        $2,093,537 $1,659,981  $1,592,314
                                                                        ========== =========== ==========
Long-lived Assets (h):
   United States                                                        $  198,004  $ 145,981  $  146,978
   Sweden                                                                   66,339         93         754
   Germany                                                                  26,057     24,197      23,264
   England                                                                  25,841     19,814      23,444
   Other                                                                    43,559     34,849      29,388
                                                                        ----------  ---------  ----------

                                                                        $  359,800  $ 224,934  $  223,828
                                                                        ==========  =========  ==========

Export Revenues Included in United States Revenues Above (i)            $  391,886  $ 345,691  $  334,853
                                                                        ==========  =========  ==========

(a) Intersegment sales and transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(b) Includes reversal of previously recorded restructuring costs of $0.3 million in 1999 and restructuring costs of $5.9 million in 1998. Includes charges of
    $2.8 million in 1998 for inventory write-downs and $2.9 million in 1997 for the sale of inventories revalued in connection with an acquisition.
(c) Includes restructuring costs and other unusual costs (income), net, of $1.7 million, $12.4 million, and $(1.3) million in 1999, 1998, and 1997, respectively. Includes charges of $3.2 million and $0.7 million in 1999 and
    1997, respectively, for the sale of inventories revalued in connection with acquisitions. Includes charges of $5.3 million and $0.8 million in 1998 and
    1997, respectively, for inventory write-downs.
(d) Includes a net reversal of previously recorded restructuring costs of $0.2 million in 1999 and restructuring and other unusual costs of $4.9 million in
    1998. Includes charges of $3.5 million in 1999 for the sale of inventories revalued in connection with an acquisition and $0.5 million of inventory write-downs.
(e) Primarily corporate general and administrative expenses.
(f) Primarily cash, cash equivalents, and available-for-sale investments.
(g) Revenues are attributed to countries based on selling location.
(h) Includes property, plant, and equipment, net and other long-term tangible assets.
(i) In general, export revenues are denominated in U.S. dollars.

14.   Comprehensive Income

      Comprehensive income combines net income and "other comprehensive items," which represents certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments and unrealized net of tax gains and losses on available-for-sale investments.
      Accumulated other comprehensive items in the accompanying balance sheet consists of the following:

(In thousands)                                                                             1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Cumulative Translation Adjustment                                                     $ (58,941) $ (10,340)
Net Unrealized Losses on Available-for-sale Investments                                    (238)      (874)
                                                                                      ---------  ---------

                                                                                      $ (59,179) $ (11,214)
                                                                                      =========  =========

      Unrealized gains (losses) on available-for-sale investments, which is also a component of other comprehensive items in the accompanying statement of comprehensive income and shareholders' investment, includes the following:

(In thousands)                                                                  1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Unrealized Holding Gains (Losses) Arising During the Year (net                $1,378     $ (454)    $   22
 of income tax provision (benefit) of $714, $(219), and $(3))
Reclassification Adjustment for Gains Included in Net Income                    (742)      (456)         -
 (net of income tax provision of $417 in 1999 and $257 in 1998)               ------     ------     ------

Net Unrealized Gains (Losses) (net of income tax provision                    $  636     $ (910)    $   22
 (benefit) of $297, $(476), and $(3))                                         ======     ======     ======


15.   Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                          1999      1998      1997
--------------------------------------------------------------------------- ---------- --------- ---------

Basic
Net Income                                                                  $  87,799  $104,084  $ 147,258
                                                                            ---------  --------  ---------

Weighted Average Shares                                                       119,305   120,975    121,548
                                                                            ---------  --------  ---------

Basic Earnings per Share                                                    $     .74  $    .86  $    1.21
                                                                            =========  ========  =========

Diluted
Net Income                                                                  $  87,799  $104,084  $ 147,258
Effect of:
 Convertible obligations                                                        3,300     3,423      8,089
 Majority-owned subsidiaries' dilutive securities                              (3,079)   (2,343)    (2,839)
                                                                            ---------  --------  ---------

Income Available to Common Shareholders, as Adjusted                        $  88,020  $105,164  $ 152,508
                                                                            ---------  --------  ---------

Weighted Average Shares                                                       119,305   120,975    121,548
Effect of:
 Convertible obligations                                                       11,011    11,422     16,713
 Stock options                                                                    202       706      1,154
                                                                            ---------  --------  ---------

Weighted Average Shares, as Adjusted                                          130,518   133,103    139,415
                                                                            ---------  --------  ---------

Diluted Earnings per Share                                                  $     .67  $    .79  $    1.09
                                                                            =========  ========  =========

      Options to purchase 2,329,000, 1,197,000, and 218,000 shares of common stock were not included in the computation of diluted earnings per share for fiscal 1999, 1998, and 1997, respectively, because their effect would have been antidilutive due to the options' exercise prices exceeding the average market price for the common stock. In addition, the computation of diluted earnings per share excludes the effect of assuming the conversion of the Company's $250.0 million principal amount of 4% subordinated convertible debentures, convertible at $35.65 per share, and $172.5 million principal amount of 4 1/2% subordinated convertible debentures, convertible at $34.46 per share, for fiscal 1999 and 1998, respectively, because the effect would be antidilutive.
      The extraordinary gain recorded by the Company in 1998 (Note 6) did not affect the reported amounts of basic and diluted earnings per share.

16.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999 (a)                                             First (b)         Second         Third        Fourth
------------------------------------------------- -------------- ------------- ------------- -------------

Revenues                                              $ 463,579      $535,634      $523,210      $ 571,114
Gross Profit                                            211,456       245,881       240,548        258,977
Net Income                                               18,885        12,549        23,670         32,695
Earnings per Share:
 Basic                                                      .16           .11           .20            .28
 Diluted                                                    .15           .10           .18            .25

1998 (c)                                                  First        Second          Third        Fourth
------------------------------------------------- -------------- ------------- ------------- -------------

Revenues                                              $ 407,943      $395,392      $407,010      $ 449,636
Gross Profit                                            193,734       190,717       176,776        209,179
Income Before Extraordinary Item                         37,855        37,596         2,882         25,232
Net Income (d)                                           37,855        37,596         3,077         25,556
Earnings per Share (d):
 Basic                                                      .31           .31           .03            .21
 Diluted                                                    .28           .28           .03            .20

(a) Reflects restructuring and other unusual charges (income) of $5.9 million, $13.7 million, $2.8 million, and $(0.7) million in the first, second, third, and fourth quarters, respectively.
(b) Reflects the February 1999 acquisition of Spectra-Physics.
(c) Reflects restructuring and other unusual charges (income) of $1.4 million, $30.5 million, and $(0.1) million in the second, third, and fourth quarters, respectively.
(d) Reflects an extraordinary item of $0.2 million and $0.3 million in the third quarter and fourth quarter, respectively, net of taxes and minority interest. The extraordinary item increased diluted earnings per share by $.01 in the fourth quarter.

17.   Acquisition of ThermoSpectra and Thermo Vision Minority Interests

      The Company's ThermoSpectra and Thermo Vision subsidiaries announced in
May and July 1999, respectively, that they had entered into definitive agreements and plans of merger with the Company pursuant to which the Company would acquire all of the outstanding shares of common stock of ThermoSpectra and Thermo Vision held by the public shareholders in exchange for $16.00 per share and $7.00 per share in cash, respectively. The mergers of ThermoSpectra and Thermo Vision were completed in December 1999 and January 2000, respectively, and their common stock has ceased to be publicly traded.

18.   Subsequent Events

Proposed Reorganization
      In January 2000, the Company announced that it plans to take private
Thermo Optek, ThermoQuest, Thermo BioAnalysis, Metrika Systems, and ONIX
Systems. In addition, the Company announced that Thermo Electron plans to take the Company private. These actions are part of a major reorganization plan under which Thermo Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business. Because the Company currently owns more than 90% of the outstanding shares of Thermo
Optek and


18.   Subsequent Events (continued)

ThermoQuest common stock, these two companies are expected to be spun in for cash through a "short-form" merger, at $15.00 and $17.00 per share, respectively. In addition, the Company will conduct cash tender offers of $28.00 per share for Thermo BioAnalysis, $9.00 per share for Metrika Systems, and $9.00 per share for ONIX Systems, in order to bring its own equity ownership, collective with Thermo Electron, in each of these companies to at least 90%. If the tender offers are successful, each of these companies would then be spun into the Company through a short-form merger at the same cash prices as the tender offers. The Company currently owns approximately 67.3%, 70.5%, and 80.3% of the outstanding shares of Thermo BioAnalysis, Metrika Systems, and ONIX
Systems common stock, respectively, and Thermo Electron currently owns approximately 20.8%, 8.5%, and 2.1% of the outstanding shares of Thermo
BioAnalysis, Metrika Systems, and ONIX Systems common stock, respectively.
      Thermo Electron has announced that it plans to conduct an exchange offer for any and all of the outstanding shares of the Company's common stock held by minority shareholders. The Company's shareholders would receive 0.85 shares of Thermo Electron common stock for each share of Company common stock held. Thermo
Electron, which currently owns approximately 88.8% of the outstanding shares of the Company's common stock, will condition the exchange offer on receiving acceptances from holders of enough shares so that, when combined with its current share ownership, Thermo Electron's ownership reaches at least 90%. If
Thermo Electron achieves this 90%-ownership threshold, it will acquire all remaining outstanding shares of the Company's common stock through a short-form merger. In the short-form merger, minority shareholders who do not participate in the exchange offer would also receive shares of Thermo Electron common stock in exchange for their shares of the Company's common stock at the same ratio.
      The short-form mergers for ThermoQuest and Thermo Optek, the tender offers, and the exchange offer will require Securities and Exchange Commission clearance of necessary filings. The exchange offer and subsequent short-form merger of the Company with Thermo Electron would not require approval by the Company's Board of Directors or shareholders.
      The Company plans to conduct its subsidiary tender offers during the second quarter of 2000. If the Company successfully obtains ownership, collective with Thermo Electron, of at least 90% of the outstanding Thermo
BioAnalysis, Metrika Systems, and ONIX Systems shares, it expects to complete these spin-ins by the end of the second quarter of 2000. The Company expects to complete the Thermo Optek and ThermoQuest transactions by the end of the second quarter of 2000. Thermo Electron plans to conduct the exchange offer for the Company's common stock during the second quarter of 2000. If Thermo Electron successfully obtains ownership of at least 90% of the outstanding shares of the Company's common stock, it expects to complete the spin-in of the Company by the end of the second quarter of 2000.
      Obligations under the Company's 4% subordinated convertible debentures due
January 15, 2005, and its 4 1/2% senior convertible debentures due October 15,
2003, would be assumed by Thermo Electron in the short-form merger, and the debentures would be convertible into Thermo Electron common stock.
      SPLI, acquired indirectly by the Company as part of its February 1999 acquisition of Spectra-Physics (Note 3), will remain a public subsidiary while the Company and Thermo Electron continue to evaluate the SPLI business. The
Company owns approximately 80.4% of the outstanding shares of SPLI common stock.

Senior Convertible Note Due to Parent Company
      On February 15, 2000, the Company's $140.0 million principal amount 3 3/4% senior convertible note, convertible at $13.55 per share, was converted by Thermo Electron into 10,334,620 shares of Company common stock. Accordingly, the note has been classified as noncurrent at year-end 1999. Following the conversion, Thermo Electron owned 88.8% of the outstanding shares of the Company's common stock.


Thermo Instrument Systems Inc.                                                   1999 Financial Statements

                                 Report of Independent Public Accountants

To the Shareholders and Board of Directors of Thermo Instrument Systems Inc.:

      We have audited the accompanying consolidated balance sheet of Thermo
Instrument Systems Inc. (a Delaware corporation and 88%-owned subsidiary of
Thermo Electron Corporation) and subsidiaries as of January 1, 2000, and January
2, 1999, the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo
Instrument Systems Inc. and subsidiaries as of January 1, 2000, and January 2,
1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with generally accepted accounting principles.



                                                   Arthur Andersen LLP



Boston, Massachusetts
February 15, 2000 (except with respect to the matters discussed in Note 18, as to which the date is March 8, 2000)


Thermo Instrument Systems Inc.                                                   1999 Financial Statements

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

Overview

      The Company is a global leader in the development, manufacture, and sale of measurement and detection instruments used in virtually every industry to monitor, collect, and analyze data that provide knowledge for the user. For example, the Company's powerful analysis technologies help researchers sift through data to make the discoveries that will fight disease or prolong life;
allow manufacturers to fabricate ever-smaller components required to increase the speed and quality of communications; or monitor and control industrial processes on-line to ensure that critical quality standards are met efficiently and safely.
      The Company's businesses operate in three instrumentation segments: Life
Sciences, Optical Technologies, and Measurement and Control. The Life Sciences segment includes the Company's Thermo BioAnalysis Corporation (excluding its
Eberline Health Physics business for periods prior to July 1998, when Thermo
BioAnalysis contributed this business to a joint venture in the Measurement and Control segment) and ThermoQuest Corporation subsidiaries, as well as certain wholly owned subsidiaries. This segment develops and manufactures systems for drug discovery and medical diagnosis and for chemical analysis at ultratrace levels. The Optical Technologies segment consists of Thermo Optek Corporation,
ThermoSpectra Corporation, Thermo Vision Corporation, Spectra-Physics Lasers,
Inc. (SPLI), and certain wholly owned businesses. This segment develops and manufactures optical and energy-based analytical systems; high-power laser systems; and industrial imaging, inspection, and measurement instruments. The
Measurement and Control segment includes the Company's ONIX Systems Inc. and
Metrika Systems Corporation subsidiaries, as well as certain wholly owned subsidiaries, including businesses of Spectra-Physics AB, acquired in February
1999 (Note 3). This segment develops and manufactures on-line systems for industrial processes and quality control, field-measurement instruments, and real-time sensors.
      International sales account for a significant portion of the Company's total revenues. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations.
Where appropriate, the Company uses short-term forward foreign exchange contracts to reduce its exposure to currency fluctuations (Note 12).

Results of Operations

1999 Compared With 1998
      Revenues increased $433.6 million to $2.09 billion in 1999 from $1.66 billion in 1998. Revenues increased $491.2 million due to 1999 acquisitions and the inclusion of revenues from 1998 acquisitions for the full period. This increase in revenues was offset in part by a decrease in revenues of $22.2 million due to the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates. Excluding the impact of acquisitions and currency translation, revenues decreased $35.4 million, principally in the first half of 1999.


Thermo Instrument Systems Inc.                                                   1999 Financial Statements

                                 Management's Discussion and Analysis of
                              Financial Condition and Results of Operations

1999 Compared With 1998 (continued)
      Life Sciences segment revenues increased to $715.7 million in 1999 from $652.2 million in 1998, primarily due to the inclusion of $59.6 million in revenues from acquisitions. Revenues at Thermo BioAnalysis' existing operations increased $17.3 million due to higher demand in Asia for its products and the expansion of sales and distribution channels into new markets. These increases were offset in part by lower revenues at ThermoQuest, primarily due to a $5.8 million decline in revenues in Asia as a result of lower shipments to Japan, and $3.2 million of lower demand for its Fourier-transform mass spectrometers, offset in part by increased demand for other mass spectrometers. In addition, the unfavorable effects of currency translation decreased revenues in this segment by $9.9 million.
      Optical Technologies segment revenues increased to $802.0 million in 1999 from $677.1 million in 1998, due to the inclusion of $147.7 million in revenues from acquisitions, primarily SPLI, which was acquired in connection with the acquisition of Spectra-Physics in February 1999 (Note 3). In addition, revenues at Thermo Optek's existing operations increased $7.2 million, primarily due to increased demand from the semiconductor industry and higher sales of its V150 molecular-beam epitaxy (MBE) systems. Revenues from ThermoSpectra's existing operations decreased $21.3 million, principally due to a continued downturn in the semiconductor industry in the first half of 1999. ThermoSpectra's existing businesses had modest revenue growth in the last half of 1999. In addition, the unfavorable effects of currency translation decreased revenues in this segment by $8.2 million.
      Measurement and Control segment revenues increased to $585.5 million in 1999 from $342.4 million in 1998, due to inclusion of $283.9 million in revenues from acquisitions, primarily Spectra-Physics in February 1999. These increases were offset in part by lower revenues from existing businesses, primarily at ONIX Systems and Metrika Systems. Revenues from ONIX Systems' existing operations decreased $19.2 million, primarily as a result of reduced discretionary capital spending by companies in the process control industry and by the oil and gas production sector. Energy prices declined precipitously in 1998 and, while prices have rebounded in 1999, capital equipment spending has not returned to prior levels. In addition, lower prices for natural resources in the first half of 1999 reduced spending in that industry during all of 1999.
Revenues from Metrika Systems' existing operations decreased $11.9 million, primarily due to a reduction in spending by raw-material producers, particularly in the cement sector due to depressed pricing. The balance of the decrease in revenues from existing operations resulted from lower demand for nuclear-sensing products. In addition, the unfavorable effects of currency translation decreased revenues in this segment by $4.1 million.
      The gross profit margin remained unchanged at 46% in 1999 and 1998. The
1999 period included lower-margin revenues from Spectra-Physics, which recorded a charge of $6.7 million relating to the sale of inventories revalued at the date of acquisition, of which $3.5 million was recorded by the Measurement and Control segment and $3.2 million by the Optical Technologies segment. The 1998 period included inventory write-downs of $8.6 million, of which $5.3 million was recorded by the Optical Technologies segment, $2.8 million by the Life Sciences segment, and $0.5 million by the Measurement and Control segment. The inventory write-downs related to the discontinuation of certain product lines and increased excess and obsolescence reserves associated with lower product demand and were included in cost of revenues in the accompanying statement of income.
Excluding the charge for the sale of revalued inventories in 1999 and provisions for inventory in 1998, the gross profit margin decreased to 46% in 1999 from 47% in 1998, primarily due to the inclusion of lower-margin revenues from acquisitions, principally Spectra-Physics.
      Selling, general, and administrative expenses as a percentage of revenues increased to 28% in 1999 from 27% in 1998, principally due to the inclusion of higher selling, general, and administrative expenses as a percentage of revenues at acquired businesses, primarily Spectra-Physics and, to a lesser extent, lower sales volume at several of the Company's subsidiaries. In addition, expanded selling efforts in India and China resulted in higher costs.

1999 Compared With 1998 (continued)
      Research and development expenses increased to $157.3 million in 1999 from $113.9 million in 1998, primarily due to the inclusion of expenses at Spectra-Physics and, to a lesser extent, other acquired businesses. In addition, research and development expenses increased $2.8 million at Thermo Optek, primarily due to increased spending on new product development, including the V150 MBE system. Research and development expenses as a percentage of revenues were 7.5% in 1999, compared with 6.9% in 1998. Excluding the expenses at acquired businesses, research and development expenses as a percentage of revenues were 7.1% in 1999.
      In connection with the restructuring actions undertaken by the Company in 1998, the Company incurred additional net restructuring costs of $1.2 million in 1999 (Note 11). Of the $1.2 million of restructuring costs, $1.7 million was recorded by the Optical Technologies segment and net reversals of previously recorded restructuring costs of $0.3 million and $0.2 million were recorded by the Life Sciences and Measurement and Control segments, respectively. During
1998, the Company recorded restructuring and unusual costs of $23.2 million, in addition to the inventory write-downs discussed above. These costs consisted of $21.6 million of restructuring costs as discussed in the results of operations for 1998 and $1.6 million of unusual costs relating to the resolution of an arbitration proceeding, which was recorded by the Measurement and Control segment. Of the $21.6 million of restructuring costs, $12.4 million was recorded by the Optical Technologies segment, $5.9 million by the Life Sciences segment, and $3.3 million by the Measurement and Control segment. In connection with the closing of certain facilities, the Company expects to incur approximately $0.1 million of additional costs in 2000. The restructuring activities resulted in annualized cost savings of approximately $29.3 million, beginning primarily in the fourth quarter of 1999. The total of annualized cost savings includes $16.2 million, $7.7 million, and $5.4 million at the Optical Technologies, Life
Sciences, and Measurement and Control segments, respectively.
      Interest income decreased to $22.1 million in 1999 from $33.5 million in 1998, primarily due to a reduction in invested balances as a result of acquisitions, including the acquisition of Spectra-Physics in February 1999 and, to a lesser extent, the repurchase of Company and subsidiary common stock and debentures in the second half of 1998 and during 1999.
      Interest expense increased to $51.0 million in 1999 from $45.5 million in 1998, primarily due to borrowings from Thermo Electron Corporation in connection with the acquisition of Spectra-Physics, offset in part by the repayment in 1998 of certain promissory notes to Thermo Electron that were issued in connection with acquisitions.
      Equity in losses of unconsolidated subsidiaries of $7.9 million in 1999 primarily relates to charges associated with Spectra-Physics' minority investment in FLIR that were recorded in the second quarter of 1999 (Note 11).
Of this amount, $5.1 million represents the Company's pro rata share of FLIR's loss that arose in connection with restructuring activities following a merger completed by FLIR, which was accounted for as a pooling of interests. In addition, $6.0 million of the loss resulted from a decrease in the Company's pro rata share of FLIR's equity following completion of the pooling transaction and related issuance of FLIR shares.
      Gain on sale of investments in 1999 resulted from the sale of shares of common stock of Fairey Group PLC and PSC, Inc. by the Company. The shares of PSC common stock were obtained in connection with the acquisition of Spectra-Physics. Gain on sale of investments in 1998 resulted from the sale of shares of common stock of SteriGenics International, Inc. by ThermoSpectra, which were obtained in connection with the 1997 sale of one of its product lines.
      Other expense, net, in 1999 primarily represents losses on foreign exchange contracts entered into by SPLI (Note 11). The Company's results may continue to be affected by such transactions in 2000. Other income in 1998 represents a foreign currency transaction gain at Thermo BioAnalysis, arising from the repayment of certain foreign subsidiaries' intercompany borrowings denominated in U.S. dollars.
      As a result of the sale of stock by subsidiaries, the Company recorded a gain of $18.6 million in 1998 (Note 10).


1999 Compared With 1998 (continued)
      Excluding the impact of a nontaxable gain on issuance of stock by subsidiaries in 1998, the effective tax rate was 42% in 1999, compared with 43% in 1998. The effective tax rate exceeded the statutory federal income tax rate in both periods due to foreign tax rate and tax law differences, nondeductible amortization of cost in excess of net assets of acquired companies, and the impact of state income taxes. The 1999 tax rate was favorably affected by $1.7 million of research and development tax credits as a result of the resolution of prior year claims.
      Minority interest expense increased to $16.4 million in 1999 from $15.7 million in 1998, primarily due to lower earnings at the Company's majority-owned subsidiaries in 1998 as a result of restructuring and related costs recorded in 1998.
      During 1998, two majority-owned subsidiaries repurchased a portion of their subordinated convertible debentures resulting in an extraordinary gain, net of taxes and minority interest, of $0.5 million (Note 6).
      See Note 7 for a description of certain legal proceedings involving the Company.

1998 Compared With 1997
      Revenues increased $67.7 million to $1.66 billion in 1998 from $1.59 billion in 1997, primarily due to acquisitions. Revenues increased $156.6 million due to 1998 acquisitions and the inclusion of revenues from 1997 acquisitions for the full year. The increase in revenues was offset in part by a decrease of $12.7 million due to the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates. Excluding the impact of acquisitions and currency translation, revenues decreased $76.2 million.
      Life Sciences segment revenues increased to $652.2 million in 1998 from $612.0 million in 1997, primarily due to the inclusion of $59.0 million in revenues from acquisitions. Revenues from ThermoQuest's existing operations decreased $15.5 million, primarily as a result of a $7.8 million decline in sales to customers in Asia due to unstable economic conditions in that region and heightened competition in two of its product lines. In addition, revenues in this segment decreased $4.6 million due to the unfavorable effects of currency translation.
      Optical Technologies segment revenues decreased to $677.1 million in 1998 from $715.3 million in 1997, primarily due to a decline in revenues from existing operations at Thermo Optek, ThermoSpectra, and Thermo Vision. Revenues from Thermo Optek's existing operations decreased $34.3 million in 1998, primarily due to lower sales to Asia and, to a lesser extent, the semiconductor industry. Revenues from ThermoSpectra's existing operations decreased $21.4 million in 1998, primarily due to a downturn in the semiconductor industry.
Revenues from Thermo Vision's existing operations decreased, primarily as a result of the slowdown in the semiconductor industry and the economic crisis in Asia. In addition, revenues in this segment decreased $7.1 million due to the unfavorable effects of currency translation. These decreases were offset in part by the inclusion of $33.7 million in revenues from acquisitions.
      Measurement and Control segment revenues increased to $342.4 million in 1998 from $283.4 million in 1997, primarily due to the inclusion of $63.9 million in revenues from acquisitions, offset in part by lower revenues at existing businesses due to lower demand. In addition, revenues in this segment decreased $1.0 million due to the unfavorable effects of currency translation.
      The gross profit margin decreased to 46% in 1998 from 47% in 1997, primarily due to inventory write-downs of $8.6 million recorded in 1998 for the discontinuation of certain product lines and increased excess and obsolescence reserves associated with lower product demand (Note 11). The 1997 period included a charge of $3.6 million relating to the sale of inventories revalued at the time of the acquisition of Life Sciences International PLC, of which $2.9 million was recorded by the Life Sciences segment and $0.7 million by the Optical Technologies segment. In addition, the 1997 period included an inventory write-down $0.8 million recorded by the Optical Technologies segment related primarily to the discontinuation of an underperforming product.


1998 Compared With 1997 (continued)
      Selling, general, and administrative expenses as a percentage of revenues was unchanged at 27% in 1998 and 1997.
      Research and development expenses increased to $113.9 million in 1998 from $107.6 million in 1997, primarily due to the inclusion of expenses at acquired businesses.
      In addition to the inventory write-downs discussed above, the Company recorded restructuring and unusual costs of $23.2 million in 1998 (Note 11). The
Company recorded $21.6 million of restructuring costs, including $15.7 million of severance costs for approximately 729 employees across all functions, $3.7 million related primarily to facility-closing costs, $0.8 million for the write-off of cost in excess of net assets of acquired companies for a business that was closed, $1.0 million for miscellaneous items, including costs for terminating certain contracts and agency relationships, and $0.4 million related to the loss on the sale of a division. The Company also recorded $1.6 million of unusual costs relating to the resolution of an arbitration proceeding. In 1997, the Optical Technologies segment recognized a gain of $2.2 million on the sale of ThermoSpectra's Linac business, which was offset in part by a charge by ThermoSpectra of $0.9 million for severance costs for employees terminated during 1997 (Note 11).
      Interest income increased to $33.5 million in 1998 from $28.3 million in 1997. This increase was primarily due to interest income earned on invested proceeds from the Company's January 1998 issuance of $250.0 million principal amount of 4% subordinated convertible debentures, offset in part by the use of a portion of the proceeds to repay a $105.0 million promissory note to Thermo
Electron. To a lesser extent, interest income increased due to higher average invested balances as a result of the sale of common stock by the Company's subsidiaries in 1998 and 1997.
      Interest expense was relatively unchanged at $45.5 million in 1998 and $45.9 million in 1997. An increase in interest expense due to the issuance of an aggregate $428.8 million of promissory notes to Thermo Electron in 1997 in connection with acquisitions and the Company's January 1998 issuance of 4% subordinated convertible debentures (Note 6) was offset by the repayment of certain promissory notes to Thermo Electron issued in connection with acquisitions, and, to a lesser extent, the conversion of a portion of the Company's and subsidiaries' convertible obligations into common stock of the Company and its subsidiaries.
      Gain on sale of investments in 1998 resulted from the sale of shares of common stock of SteriGenics International by ThermoSpectra, which were obtained in connection with the 1997 sale of one of its product lines.
      As a result of the sale of stock by subsidiaries and issuance of stock by subsidiaries upon conversion of convertible debentures, the Company recorded gains of $18.6 million in 1998 and $46.4 million in 1997 (Note 10).
      Other income in 1998 represents a foreign currency transaction gain at Thermo BioAnalysis, arising from the repayment of certain foreign subsidiaries' intercompany borrowings denominated in U.S. dollars.
      The effective tax rate was 39% in 1998, compared with 36% in 1997.
Excluding the impact of the nontaxable gains on issuance of stock by subsidiaries in 1998 and 1997, the effective tax rates in both periods exceeded the statutory federal income tax rate due to nondeductible amortization of cost in excess of net assets of acquired companies, foreign tax rate and tax law differences, and the impact of state income taxes. Excluding the impact of the nontaxable gains, the effective tax rate decreased in 1998, primarily due to certain foreign tax losses not benefited in the first half of 1997, offset in part by higher nondeductible amortization.
      Minority interest expense increased to $15.7 million in 1998 from $12.6 million in 1997, primarily due to minority interest associated with the Company's newly public ONIX Systems and Metrika Systems subsidiaries, the earnings of certain of the Life Sciences businesses sold by the Company to ThermoQuest and Thermo Optek in 1997, and the increase in minority ownership as a result of the 1998 sale of common stock by Thermo BioAnalysis. This increase was offset in part by lower profits at the Company's majority-owned subsidiaries as a result of restructuring and related costs recorded in 1998.
      During 1998, two majority-owned subsidiaries repurchased a portion of their subordinated convertible debentures resulting in an extraordinary gain, net of taxes and minority interest, of $0.5 million (Note 6).

Liquidity and Capital Resources

      Consolidated working capital was $368.8 million at January 1, 2000, compared with $746.0 million at January 2, 1999. Included in working capital are cash and cash equivalents of $185.5 million at January 1, 2000, compared with $553.8 million at January 2, 1999. Of the cash and cash equivalents balance at January 1, 2000, $154.3 million was held by the Company's majority-owned subsidiaries and the balance was held by the Company and its wholly owned subsidiaries. In addition, as of January 1, 2000, the Company had $256.5 million invested in an advance to affiliate. Of the advance to affiliate at January 1, 2000, $252.7 million was held by the Company's majority-owned subsidiaries and the balance was advanced by the Company and its wholly owned subsidiaries. Prior to the use of new cash management arrangements between the Company and Thermo
Electron, which became effective in 1999, such amounts were included in cash and cash equivalents. At January 1, 2000, $146.3 million of the Company's cash and cash equivalents was held by its foreign subsidiaries. While this cash can be used outside of the United States, for activities including acquisitions, repatriation of this cash into the United States would be subject to foreign withholding taxes and could also be subject to a United States tax. Also reflected in working capital are $153.8 million of short-term obligations and current maturities of long-term obligations due to Thermo Electron in 2000 and an aggregate $130.0 million principal amount of ThermoQuest and Thermo Optek 5% subordinated convertible debentures due August and October 2000, respectively.
Of the $153.8 million due to Thermo Electron, $150.0 million represents a promissory note due February 2000, the maturity of which Thermo Electron extended to August 2000 (Note 6).
      Cash provided by operating activities in 1999 was $187.7 million. An increase in accounts receivable used cash of $24.7 million, principally in the Life Sciences segment due in part to the majority of fourth quarter shipments by one of ThermoQuest's factories being made in December 1999 as a result of delays caused by the implementation of a new management information system. In addition, accounts receivable increased at Thermo BioAnalysis, primarily due to the timing of customer payments and shipments, as well as an increase in revenues. The Company generated $10.9 million of cash from a decrease in inventories, primarily in the Measurement and Control segment, principally resulting from a reduction in inventories at Spectra-Physics from its date of acquisition. The Company used $7.9 million of cash to reduce other current liabilities, primarily as a result of payments for accrued restructuring and accrued acquisition costs. As of January 1, 2000, the Company had $1.7 million of accrued restructuring costs, all of which it expects to pay in 2000. As of January 1, 2000, the Company had $19.2 million of accrued acquisition costs. The
Company expects to pay $5.3 million of this amount relating to severance over the next three to six months and the remainder relating primarily to the abandonment of excess facilities over the term of the leases of such facilities.
      During 1999, the Company's primary investing activities, excluding advance to affiliate and available-for-sale investments activity, included acquisitions and the purchase of property, plant, and equipment. The Company expended $344.8 million, net of cash acquired, for acquisitions, including the acquisition of Spectra-Physics, and received an aggregate $9.0 million of purchase price adjustments for acquisitions, primarily for an acquisition by Metrika Systems in 1998 (Note 3). The Company expended $51.7 million for purchases of property, plant, and equipment and received proceeds of $7.9 million from the sale of property, plant, and equipment in 1999. During 2000, the Company plans to make expenditures of approximately $58 million for property, plant, and equipment. In
December 1999, the Company acquired all of the outstanding shares of ThermoSpectra common stock that were held by public shareholders, in completion of its merger agreement, for $22.7 million in cash. In January 2000, the Company acquired all of the outstanding shares of Thermo Vision held by public shareholders in completion of its merger agreement for $11.2 million in cash
(Note 17).
      The Company's financing activities provided $112.1 million of cash in 1999. To finance the acquisition of Spectra-Physics, the Company borrowed $200.0 million from Thermo Electron pursuant to a promissory note due August 1999. In
August 1999, the Company repaid $50.0 million of the principal amount outstanding under this

Liquidity and Capital Resources (continued)

promissory note and refinanced the balance of the note through borrowings from Thermo Electron due February 2000. In February 2000, Thermo Electron extended the maturity of this note to August 2000 (Note 3). In 1999, ThermoSpectra repaid an aggregate $60.0 million of borrowings to Thermo Electron. During 1999, a net increase in short-term obligations provided $61.9 million of cash. Net proceeds from the issuance of long-term obligations of $16.7 million in 1999 primarily represents borrowings by certain divisions of Thermo BioAnalysis, principally to fund acquisitions. Such debt is denominated in foreign currencies of countries where the divisions operate. The Company used $20.9 million of cash for the repayment of long-term obligations.
      During 1999, the Company and certain of its majority-owned subsidiaries expended $37.6 million to repurchase common stock of the Company and common stock and debentures of certain of the Company's majority-owned subsidiaries.
These purchases were made pursuant to authorizations by the Company's and certain majority-owned subsidiaries' Boards of Directors. As of January 1, 2000,
$9.5 million remained under the Company's authorization and $28.1 million remained under the authorizations of the Company's majority-owned subsidiaries.
The Company and its subsidiaries do not expect to expend any additional amounts on purchases of their securities as a result of Thermo Electron's plan to take the Company and its subsidiaries private (Note 18).
      In August 1999, the Company called for redemption on September 3, 1999, all of the outstanding $14.5 million principal amount of its 3 3/4% senior convertible debentures due 2000. Of the total principal amount outstanding, $9.3 million was converted into the Company's common stock and the remaining balance was repaid.
      In February 2000, the Company's $140.0 million principal amount 3 3/4% senior convertible note was converted by Thermo Electron into 10,334,620 shares of Company common stock.
      Excluding its $140.0 million principal amount senior convertible note that was converted in February 2000 (Note 18), the Company has short-term obligations and current maturities of long-term obligations due to Thermo Electron totaling
$153.8 million at January 1, 2000. Thermo Electron extended the maturity of $150.0 million of this amount to August 2000. In addition, ThermoQuest's $61.0 million and Thermo Optek's $69.0 million principal amount 5% subordinated convertible debentures are due in August and October 2000, respectively, and may require earlier repayment upon completion of the transaction discussed in Note
18. The Company has an agreement with Thermo Electron under which the Company may borrow up to $400 million on a short-term basis in connection with the acquisition of the minority interest of its publicly held subsidiaries, excluding SPLI, and the redemption of the subsidiary debentures. Thermo Electron has indicated that it will seek repayment from the Company of such borrowings, in addition to the Company's $150.0 million promissory note, only to the extent the Company's cash flow permits such repayments. Excluding such debt and the 5% subordinated convertible debentures of ThermoQuest and Thermo Optek, the Company believes that its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future. The Company has historically complemented internal development with acquisitions of businesses or technologies that extend the Company's presence in current markets or provide opportunities to enter and compete effectively in new markets. The
Company will consider making acquisitions of such businesses or technologies that are consistent with its plans for strategic growth. The Company expects that it will finance these acquisitions through a combination of internal funds, and/or short-term borrowings from Thermo Electron although there is no agreement with Thermo Electron to ensure that funds will be available on acceptable terms or at all.



Market Risk

      The Company is exposed to market risk from changes in foreign currency exchange rates, interest rates, and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.
Additionally, the Company uses short-
term forward contracts to manage certain exposures to foreign currencies. The
Company enters into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. The Company does not engage in extensive foreign currency hedging activities; however, the purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. The Company's forward foreign exchange contracts principally hedge transactions denominated in U.S. dollars, British pounds sterling, Japanese yen, French francs, Swiss francs, German marks, Swedish krona, and Netherlands guilders. Gains and losses arising from forward contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not generally enter into speculative foreign currency agreements. See Note 11 for the effect of SPLI's early adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Foreign Currency Exchange Rates
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term.
The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in British pounds sterling, German marks, Netherlands guilders, Swedish krona, and French francs. The effect of a change in foreign currency exchange rates on the Company's net investment in foreign subsidiaries is reflected in the "Accumulated other comprehensive items" component of shareholders' investment. A 10% depreciation in year-end
1999 and 1998 functional currencies, relative to the U.S. dollar, would result in a reduction of the Company's shareholders' investment of $33 million and $58 million, respectively.
      Forward foreign exchange contracts are sensitive to changes in foreign currency exchange rates. The fair value of forward foreign exchange contracts is the estimated amount that the Company would pay or receive upon termination of the contract, taking into account the change in foreign currency exchange rates.
A 10% depreciation in year-end 1999 and 1998 foreign currency exchange rates related to the Company's contracts would result in an increase in the unrealized loss on forward foreign exchange contracts of $10.5 million and $1.5 million, respectively. Since the Company uses forward foreign exchange contracts as hedges of firm purchase and sale commitments, the unrealized gain or loss on forward foreign currency exchange contracts resulting from changes in foreign currency exchange rates would be offset by a corresponding change in the fair value of the hedged item.
      Certain of the Company's cash and cash equivalents are denominated in currencies other than the functional currency of the depositor and are sensitive to changes in foreign currency exchange rates. A 10% depreciation in the related year-end 1999 and 1998 foreign currency exchange rates would result in a negative impact on the Company's net income of $1.1 million and $1.4 million, respectively.

Interest Rates
      Certain of the Company's available-for-sale investments and long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase or issuance of the financial instrument. A 10% decrease in year-end
1999 and 1998 market interest rates would result in a negative impact of $13.8 million and $45.4 million, respectively, on the net fair value of the Company's interest-sensitive financial instruments.
      The Company's cash, cash equivalents, and variable-rate short- and long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in interest income and expense due to the

Market Risk (continued)

difference between the current interest rates on cash, cash equivalents, and the variable-rate short-and long-term obligations and the rate that these financial instruments may adjust to in the future. A 10% decrease in year-end 1999 and 1998 interest rates would result in a negative impact of $0.4 million and $1.3 million, respectively, on the Company's net income.

Equity Prices
      The Company's available-for-sale investment portfolio includes equity securities that are sensitive to fluctuations in price. In addition, the Company's and its subsidiaries' subordinated convertible debentures are sensitive to fluctuations in the price of Company or subsidiary common stock into which the obligations are convertible. Changes in equity prices would result in changes in the fair value of the Company's available-for-sale investments and subordinated convertible debentures due to the difference between the current market price and the market price at the date of purchase or issuance of the debentures. A 10% increase in the year-end 1999 and 1998 market equity prices would result in a negative impact of $11.2 million and $23.9 million, respectively, on the net fair value of the Company's price-sensitive equity financial instruments.

Year 2000

      As of the date of this report, the Company has completed its year 2000 initiatives, which included: (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, where necessary, for the Company's current products and certain discontinued products;
(iii) assessing the year 2000 readiness of its key suppliers, vendors, and customers; and (iv) developing contingency plans.
      As a result of completing these initiatives, the Company believes that all of its material information technology systems and critical non-information technology systems are year 2000 compliant. The Company believes that all of the material products that it currently manufactures and sells are year 2000 compliant or are not date sensitive. In addition, the Company is not aware of any significant supplier or vendor that has experienced material disruption due to year 2000 issues. The Company has also developed a contingency plan to allow its primary business operations to continue despite disruptions due to year 2000 problems, if any, that might yet arise in the future. The Company has incurred expenses to third parties (external costs) related to year 2000 issues of approximately $4.4 million as of January 1, 2000, and the total external costs of year 2000 remediation are expected to be approximately $5.0 million.
      While the Company to date has been successful in minimizing negative consequences arising from year 2000 issues, there can be no assurance that in the future the Company's business operations or financial condition may not be impacted by year 2000 problems, such as increased warranty claims, vendor and supplier disruptions, or litigation relating to year 2000 issues.


Thermo Instrument Systems Inc.                                                   1999 Financial Statements

                                        Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

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

      Risks Associated with Acquisition Strategy. One of the Company's growth strategies is to supplement its internal growth with the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Certain businesses acquired by the Company have had low levels of profitability. In addition, businesses that the Company may seek to acquire in the future may also be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully change operations and improve market penetration. No assurance can be given that the Company will be successful in this regard. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers, the need for regulatory approvals, including antitrust approvals, and the high valuations of businesses resulting from historically high stock prices in many countries. Acquisitions made by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies. There can be no assurance that the Company will be able to complete pending or future acquisitions or that the Company will be able to successfully integrate any acquired business into its existing business or make such businesses profitable.
In order to finance any such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financing. Any financing, if available at all, may be on terms that are not favorable to the Company.

      Risks Associated with Product Development, Technological Change,
Obsolescence, and the Acceptance of New Products. The Company's growth strategy includes significant investment in product development and it intends to increase spending in the area of research and development. In addition, the market for the Company's products and services is characterized by rapid and significant technological change and evolving industry standards. New product development and introductions require significant investments, planning, design, development, and testing at the technological, product, and manufacturing process levels, and may render existing products and technologies uncompetitive or obsolete. There can be no assurance that the Company's products will not become uncompetitive or obsolete. In addition, industry acceptance of new products or technologies developed by the Company may be slow to develop due to, among other things, that such products or technologies represent alternatives to traditional methods or technologies which may require further validation of its efficiency, or that existing regulations are written specifically for older technologies and general unfamiliarity of users with new products or technologies. There can be no assurance that the Company will be successful in developing effective new products in a timely manner or at all.

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

      Possible Adverse Impact of Significant International Operations.
International revenues accounted for a significant portion of the Company's total revenues in 1999, and the Company expects that international revenues will continue to account for a significant portion of the Company's revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following: fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency;
agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; export licenses, if required, may be difficult to obtain and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations. A portion of the Company's revenues is derived from exports to Asia. Certain countries in Asia experienced a severe economic crisis in the late 1990s, involving sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The
Company's export sales to Asia were adversely affected in 1998 and early 1999 and may continue to be adversely affected by the unstable economic conditions there, which may continue to adversely affect the Company's results of operations, financial condition, or business.

      Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product performance, price, reliability, and customer service. Competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products, than the Company. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.



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

      Risks Associated with Cash Management Arrangement with Thermo Electron.
The Company participates in a cash management arrangement with Thermo Electron.
Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents and/or immediately available bank lines of credit equal to at least
50% of all funds invested under the cash management arrangement by all Thermo
Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo
Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secured creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.

                         Selected Financial Information

(In thousands except per share amounts)       1999 (a)     1998 (b)     1997 (c)     1996 (d)        1995
------------------------------------------ ------------ ------------ ------------ ------------ -----------

Statement of Income Data
Revenues                                    $2,093,537   $1,659,981   $1,592,314   $1,209,362   $  782,662
Net Income                                      87,799      104,084      147,258      132,751       79,306
Earnings per Share:
 Basic                                             .74          .86         1.21         1.12          .70
 Diluted                                           .67          .79         1.09         1.01          .64

Balance Sheet Data
Working Capital                             $  368,800   $  745,955   $  612,666   $  636,703   $  489,895
Total Assets                                 2,885,358    2,565,774    2,351,153    1,924,400    1,372,813
Long-term Obligations                          596,494      743,443      673,194      554,214      441,034
Shareholders' Investment                       984,566      945,007      877,558      746,267      542,705

(a) Reflects a pretax charge of $21.7 million for restructuring and related costs, consisting of restructuring and unusual costs, net, of $15.0 million and inventory provisions of $6.7 million. Also reflects the February 1999 acquisition of Spectra-Physics AB, the reclassification as short-term of an aggregate $130.0 million of 5% subordinated convertible debentures of ThermoQuest and Thermo Optek due August and October 2000, respectively, and the classification as noncurrent of the Company's $140.0 million 3 3/4% senior convertible note as a result of its conversion by Thermo Electron in February 2000.
 (b)Reflects a pretax charge of $31.8 million, consisting of restructuring and unusual costs, net, of $23.2 million and inventory provisions of $8.6 million. Also reflects nontaxable gains of $18.6 million from the issuance of stock by subsidiaries and the January 1998 issuance of $250.0 million principal amount of 4% subordinated convertible debentures due 2005.
(c) Reflects the March 1997 acquisition of Life Sciences International PLC and nontaxable gains of $46.4 million from the issuance of stock by subsidiaries.
(d) Reflects the March 1996 acquisition of a substantial portion of the businesses constituting the Scientific Instruments Division of Fisons plc, the October 1996 issuance of $172.5 million principal amount of 4 1/2%
    senior convertible debentures due 2003, and nontaxable gains of $71.7 million from the issuance of stock by subsidiaries.


Thermo Instrument Systems Inc.                                                   1999 Financial Statements

Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol THI. The following table sets forth the high and low sale prices of the Company's common stock for 1999 and 1998, as reported in the consolidated transaction reporting system.

                                                                          1999               1998
                                                                -------------------  ---------------------
Quarter                                                             High        Low       High        Low
-------------------------------------------------------------- ---------- ---------- ----------- ---------

First                                                            $17 7/16   $13 1/2    $35 7/16  $27 13/16
Second                                                            16 7/8     12 3/16    34 5/8    25 7/8
Third                                                             17         10 3/8     26 3/4    11
Fourth                                                            12 1/2      8 1/4     15 1/8     7 7/8

      As of January 28, 2000, the Company had 2,519 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 28, 2000, was $15 11/16 per share.
      Common stock of the Company's following majority-owned public subsidiaries is traded on the American Stock Exchange: ThermoQuest Corporation (symbol TMQ),
Thermo Optek Corporation (symbol TOC), Thermo BioAnalysis Corporation (symbol
TBA), Metrika Systems Corporation (symbol MKA), and ONIX Systems Inc. (symbol
ONX). Common stock of the Company's majority-owned Spectra-Physics Lasers, Inc.
subsidiary is traded on the NASDAQ National Market System (symbol SPLI).

Shareholder Services
      Shareholders of Thermo Instrument Systems Inc. who desire information about the Company are invited to contact the Investor Relations Department, Thermo Instrument Systems Inc., 81 Wyman Street, P.O. Box 9046, Waltham,
Massachusetts 02454-9046, (781) 622-1111. Distribution of printed quarterly reports is limited to the second quarter only. Company information is available at http://www.thermo.com/subsid/thi1.html on Thermo Electron's Internet site.

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended January
1, 2000, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, Thermo Instrument
Systems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.